     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                    K2 INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3949                  95-2077125
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           4900 SOUTH EASTERN AVENUE
                         LOS ANGELES, CALIFORNIA 90040
                                 (323) 724-2800
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

      BRADFORD P. WEIRICK, ESQ.                   GEORGE T. SIMON, ESQ.
     GIBSON, DUNN & CRUTCHER LLP                     FOLEY & LARDNER
        333 SOUTH GRAND AVENUE                  ONE IBM PLAZA, SUITE 3300
    LOS ANGELES, CALIFORNIA 90071                  330 N. WABASH AVENUE
            (213) 229-7000                          CHICAGO, IL 60611
                                                      (312) 755-1900

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
       TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED        BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(3)         FEE(3)
Common Stock,
  $1.00 par value....................      1,519,574             $9.50            $14,435,953            $4,014

(1) Also includes associated preferred share rights to purchase shares of the Registrant's common stock, which preferred share rights are not currently separable from the shares of common stock and not currently exercisable.
(2) The number of shares to be registered pursuant to this Registration Statement is based upon the sum of (a) the aggregate number of shares of Ride, Inc. ("Ride") common stock, no value per share, outstanding plus 420,000 shares of Ride common stock issuable upon exercise of outstanding options and warrants to acquire shares of Ride common stock, multiplied by a maximum assumed exchange ratio of 1/10th of a share of common stock, par value $1.00 per share, of the Registrant, for each share of Ride common stock and (b) the aggregate liquidation value of the outstanding shares of Ride preferred stock, no par value, multiplied by the same assumed exchange ratio.
(3) The registration fee was computed pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low sales prices of the Registrant's common stock, as reported by the New York Stock Exchange Composite Transactions reporting system on August 5, 1999.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   RIDE, INC.

                              8160 304th Avenue SE
                           Preston, Washington 98050

                              ___________ __, 1999

Dear Shareholder:

    You are cordially invited to attend a special meeting of shareholders of Ride, Inc. on __________, 1999, at _____.m., local time. The meeting will be
held at                           , Washington. The purpose of the meeting is to
vote on a merger that will result in Ride becoming a wholly owned subsidiary of K2.

    In the merger, each share of Ride common stock will automatically become the right to receive from K2 a fraction of a share of K2 common stock. The exact fraction of a K2 share to be exchanged for each Ride share will be equal to $1.00 divided by the average closing price of K2 stock over a period of five days ending three business days before completion of the merger, but not more than 1/10 nor less than 1/12. The merger is intended to constitute a tax-free reorganization. Ride shareholders will incur no federal income tax as the result of the exchange of Ride common stock for K2 common stock.

    As of June 30, 1999, Ride had approximately $9.7 million of indebtedness for borrowed money in default or potentially in default absent waivers or agreements of forbearance. In addition, as of June 30, 1999, Ride had an additional $7.1 million of indebtedness, including accounts payable, that was either overdue or due for payment within 60 days. If the merger is not consummated, without an immediate infusion of new capital or an immediate business combination with another financially strong party, Ride may need to dramatically curtail operations, seek bankruptcy protection, or consider other alternatives that may have a significant negative impact on Ride's shareholders. After an exhaustive consideration of alternatives over many months, your Board of Directors has unanimously concluded that the merger is the best alternative available to protect the value of your equity investment in Ride, and to retain the opportunity for future stock appreciation through the ownership of K2 common stock. Your Board strongly recommends that Ride shareholders vote "FOR" the merger agreement and the merger.

    Your Board of Directors has received a written opinion, dated August 5, 1999, from Ladenburg Thalmann & Co. Inc., Ride's financial advisor, that, as of such date, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of common stock of Ride in the merger was fair, from a financial point of view. A copy of the opinion is attached to the proxy statement/prospectus as Appendix B.

    The merger agreement and the consummation of the merger must be approved by the holders of 66 2/3% of the outstanding shares of Ride common stock and 66 2/3% of the outstanding shares of Ride Series A Preferred Stock.

    Therefore, your vote on this matter is very important. We urge you to review carefully the enclosed material and to return your proxy card promptly.

    Whether or not you plan to attend the special meeting, please complete, sign, date, and return the enclosed proxy card promptly in the envelope provided. Your shares will then be represented at the special meeting, and Ride will be able to avoid the expense of further solicitation. If you attend the special meeting, you may, at your discretion, withdraw your proxy and vote in person.

    On behalf of the Board, thank you for your cooperation and continued support.

                                          Sincerely,
                                          Robert F. Marcovitch
                                          President and Chief Executive Officer

                                   RIDE, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                       TO BE HELD ON ___________ __, 1999

TO THE SHAREHOLDERS OF
  RIDE, INC.:

    NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Ride, Inc., a Washington corporation, will be held on ___________ __, 1999, at ___ _.m., local time, at ___________________, for the following purposes:

    1. To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated as of July 22, 1999, by and among Ride, K2 Inc., a Delaware corporation, and a KT Acquisition, Inc., a wholly owned subsidiary of K2. The Amended and Restated Agreement and Plan of Merger provides for a merger that will result in Ride becoming a wholly owned subsidiary of K2 and Ride shareholders' becoming K2 Shareholders. In the merger, each share of Ride common stock will automatically become the right to receive from K2 a fraction of a share of K2 common stock. The exact fraction of a K2 share to be exchanged for each Ride share will be equal to $1.00 divided by the average closing price of K2 stock over a period of five days ending three business days before completion of the merger, but not more than 1/10 nor less than 1/12. The outstanding shares of Ride preferred stock will be converted into shares of K2 common stock in the merger based upon a similar formula.

    2. To consider and vote upon the postponement or adjournment of the special meeting in order to solicit additional votes to approve the merger agreement if necessary.

    The close of business on __________ __, 1999 has been fixed as the record date for determining those shareholders entitled to vote at the special meeting of Ride shareholders and any adjournments or postponements of the special meeting. Accordingly, only shareholders of record on such date are entitled to notice of, and to vote at, the special and any adjournments or postponements of the special meeting.

                                                   BY ORDER OF THE BOARD OF
                                                           DIRECTORS
                                                        David H. Davis
                                                      GENERAL COUNSEL AND
                                                           SECRETARY

___________ __, 1999

    WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

    THE MERGER AGREEMENT MUST BE APPROVED BY THE HOLDERS OF 66 2/3% OF THE OUTSTANDING SHARES OF RIDE COMMON STOCK AND 66 2/3% OF THE OUTSTANDING SHARES OF RIDE PREFERRED STOCK. YOUR VOTE ON THIS MATTER IS VERY IMPORTANT. WE URGE YOU TO REVIEW CAREFULLY THE ENCLOSED MATERIAL AND TO RETURN YOUR PROXY CARD PROMPTLY.

                  SUBJECT TO COMPLETION, DATED AUGUST 9, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                PROXY STATEMENT

                                       OF

                                   RIDE, INC.
                             ---------------------

                                   PROSPECTUS

                                       OF

                                    K2 INC.

    K2 Inc. and Ride, Inc. have entered into a merger agreement that provides for Ride becoming a wholly owned subsidiary of K2. In the merger, each share of Ride common stock will automatically become the right to receive from K2 a fraction of a share of K2 common stock.

    The exact fraction of a K2 share to be exchanged for each Ride common share will be equal to $1.00 divided by the average closing price of K2 stock over a period of five days ending three business days before completion of the merger, but not less than 1/12 nor more than 1/10. Ride's outstanding shares of preferred stock will automatically convert into the right to receive K2 common stock based on a similar formula.

    This proxy statement/prospectus is being furnished to Ride shareholders in connection with the solicitation by Ride's board of directors of proxies for use
at the special meeting of shareholders to be held at                          ,
at ____ __.m., local time, on ____, ________ __, 1999. At this meeting, Ride shareholders will vote on the proposed merger agreement. This proxy statement/ prospectus also constitutes the prospectus of K2 with respect to the shares of K2 common stock to be issued to Ride shareholders in the merger.

SHARE INFORMATION
-----------------------------

K2 (ticker symbol: KTO)        New York Stock Exchange closing price on August
                               _______, 1999: $________

Ride (ticker symbol: RIDE)     Nasdaq Over-the-Counter Bulletin Board closing price
                               on August _______, 1999: $________

    All information about K2 contained in this proxy statement/prospectus has been furnished by K2, and all information about Ride contained in this proxy statement/prospectus has been furnished by Ride. Ride shareholders are encouraged to read all information contained in this proxy statement/ prospectus carefully and understand it before they vote.

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF SPECIFIC RISKS THAT YOU SHOULD CONSIDER IN DETERMINING HOW TO VOTE UPON THE PROPOSED MERGER.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED IN THIS TRANSACTION OR DETERMINED THAT THIS PROXY STATEMENT/ PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROXY STATEMENT/PROSPECTUS IS DATED AUGUST ___, 1999, AND IS FIRST BEING MAILED TO RIDE SHAREHOLDERS ON OR ABOUT AUGUST ___, 1999.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
SUMMARY....................................................................................................          1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS..................................................         13

RISK FACTORS...............................................................................................         14

    Risk Factors Relating to the Merger....................................................................         14

    Risk Factors Relating to Rejection of the Merger.......................................................         15

    Risk Factors and Trends Affecting K2's Business........................................................         17

RIDE SPECIAL MEETING.......................................................................................         20

    General................................................................................................         20

    Matters to be Considered...............................................................................         20

    Proxies................................................................................................         20

    Solicitation of Proxies................................................................................         20

    Record Date and Voting Rights..........................................................................         20

    Recommendation of Ride Board...........................................................................         21

THE MERGER.................................................................................................         22

    General................................................................................................         22

    Background of the Merger...............................................................................         22

    Recommendation of the Ride Board and Ride's Reasons for the Merger.....................................         28

    Opinion of Ride's Financial Advisor....................................................................         30

    The Merger.............................................................................................         35

    Closing................................................................................................         35

    Conversion of Ride Stock; Treatment of Ride Stock Options and Warrants.................................         35

    Exchange of Certificates; Fractional Shares............................................................         36

    Representations and Warranties.........................................................................         36

    Conduct of Business Pending the Merger and Other Agreements............................................         37

    Conditions to Completing the Merger....................................................................         40

    Regulatory Approvals Required for the Merger...........................................................         41

    Material Federal Income Tax Consequences...............................................................         42

    Termination of the Merger Agreement....................................................................         43

    Extension, Waiver and Amendment of the Merger Agreement................................................         45

    Employee Benefits and Plans............................................................................         45

    Stock Exchange Listing.................................................................................         45

    Interests of Some Persons in the Merger................................................................         45

    Restrictions on Resales by Affiliates..................................................................         47

    Stockholders Agreement.................................................................................         47

INTERIM TRANSACTIONS.......................................................................................         49

    Interim Board Representation...........................................................................         49

                                                                                                               PAGE
                                                                                                             ---------
    Interim Financing By K2................................................................................         49

    Binding and Apparel Agreement..........................................................................         50

MANAGEMENT AFTER THE MERGER................................................................................         52

PRICE RANGE OF K2 COMMON STOCK.............................................................................         53

PRICE RANGE OF RIDE COMMON STOCK...........................................................................         54

INFORMATION ABOUT K2.......................................................................................         55

    General................................................................................................         55

    Management and Additional Information..................................................................         55

INFORMATION ABOUT RIDE.....................................................................................         56

    Business...............................................................................................         56

    Industry Background....................................................................................         56

    Operating Strategy.....................................................................................         57

    Products...............................................................................................         57

    Tiered Distribution Strategy...........................................................................         59

    Innovative Product Designs.............................................................................         60

    In-House Manufacturing Capability......................................................................         61

    Marketing..............................................................................................         61

    Suppliers..............................................................................................         61

    Competition............................................................................................         62

    Licensing..............................................................................................         62

    Intellectual Property..................................................................................         62

    Employees..............................................................................................         63

    Properties.............................................................................................         63

    Legal Proceedings......................................................................................         63

RIDE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

    AND RESULTS OF OPERATIONS..............................................................................         64

    Overview...............................................................................................         64

    Results of Operations..................................................................................         64

    Quarter and Nine Months Ended March 31, 1999 Compared With Quarter and Nine Months Ended March 31,
     1998..................................................................................................         64

    Six Months Ended June 30, 1997 Compared With Six Months Ended June 30, 1998............................         65

    Year Ended December 31, 1996 Compared With Year Ended December 31, 1997................................         67

    Year Ended December 31, 1995 Compared With Year Ended December 31, 1996................................         69

    Liquidity and Capital Resources........................................................................         70

    Year 2000..............................................................................................         73

    Market Risk............................................................................................         73

PRINCIPAL SHAREHOLDERS OF RIDE.............................................................................         74

DESCRIPTION OF CAPITAL STOCK...............................................................................         76

                                                                                                               PAGE
                                                                                                             ---------
    K2 Capital Stock.......................................................................................         76

    K2 Rights Plan.........................................................................................         76

COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS OF K2 AND COMMON

    SHAREHOLDERS OF RIDE...................................................................................         78

    Capitalization.........................................................................................         78

    Voting Rights..........................................................................................         78

    Number, Election, Vacancy and Removal of Directors.....................................................         78

    Amendments to Articles of Incorporation................................................................         79

    Amendments to By-Laws..................................................................................         80

    Shareholder Action.....................................................................................         80

    Notice of Specific Actions by Holders of Shares........................................................         80

    Special Shareholder Meetings...........................................................................         81

    Limitation of Personal Liability of Directors and Indemnification......................................         81

    Dividends..............................................................................................         83

    Conversion.............................................................................................         83

    Provisions Relating to Acquisitions and Business Combinations..........................................         83

    Mergers, Acquisitions and Other Transactions...........................................................         84

    Dissenters' Appraisal Rights...........................................................................         85

    Rights Plan............................................................................................         86

ADDITIONAL INFORMATION.....................................................................................         87

    Dissenters' Appraisal Rights...........................................................................         87

    Legal Matters..........................................................................................         88

    Experts................................................................................................         88

    Shareholder Proposals..................................................................................         89

    Other Matters..........................................................................................         89

    Where You Can Find More Information....................................................................         89

UNAUDITED PRO FORMA FINANCIAL DATA.........................................................................         92

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................         99

APPENDIX A--Amended and Restated Merger Agreement..........................................................        A-1

APPENDIX B--Opinion of Ladenburg Thalmann..................................................................        B-1

APPENDIX C--Convertible Promissory Note....................................................................        C-1

APPENDIX D--Certificate of Designations of Series C Cumulative Convertible Preferred Stock of Ride, Inc....        D-1

APPENDIX E--Stockholders Agreement.........................................................................        E-1

APPENDIX F--Chapter 23B.13 Dissenters' Rights..............................................................        F-1

                                    SUMMARY

    THIS BRIEF SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THE PROXY STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO CAREFULLY READ THE ENTIRE PROXY
STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS TO WHICH THIS DOCUMENT REFERS TO FULLY UNDERSTAND OUR PROPOSED MERGER. SEE "WHERE YOU CAN FIND MORE INFORMATION."

THE MERGER (PAGE 22)

    We have attached the merger agreement to this document as Appendix A. It is the legal document that governs the merger and its exact language would prevail over the more general, abbreviated, description in this proxy statement/ prospectus.

GENERAL

    We propose that K2 and Ride combine by way of a merger that will result in Ride becoming a wholly owned subsidiary of K2 and you becoming K2 shareholders. We expect to complete the merger no later than __________, 1999.

EXCHANGE OF COMMON STOCK (PAGES 35 AND 36)

    When the merger occurs, each of your shares of Ride common stock will automatically become the right to receive from K2 a fraction of a share of K2 common stock determined by dividing $1.00 by the market price of K2 common stock during a five day period ending three business days before the merger, but not more than 1/10 nor less than 1/12.

    You will have to surrender your Ride common stock certificates to receive new certificates representing K2 common stock. You do not need to do this, however, until you receive written instructions after we have completed the merger.

EXCHANGE OF PREFERRED STOCK (PAGES 35 AND 36)

    When the merger occurs, each outstanding share of Ride preferred stock will automatically become the right to receive from K2 the number of K2 common shares equal to the liquidation preference of the preferred stock divided by the market price of K2 stock during the five day period described above, but not less than $10 nor more than $12. The holder of all of Ride's outstanding shares of preferred stock has agreed to vote for the merger.

RIDE STOCK OPTIONS AND WARRANTS (PAGE 35)

    In the merger, each stock option and warrant to buy Ride common stock will become an option or warrant, as applicable, to buy K2 common stock. However, each option and warrant will continue to be governed by the terms of the Ride stock option plan or other agreement under which it was issued. The number of shares of K2 common stock subject to each new stock option or warrant, as well as the exercise price of that stock option or warrant, will be adjusted to reflect the actual exchange ratio to determine the fraction of K2 common stock issued in the merger in exchange for each share of Ride common stock.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGES 53 AND 54)

    Shares of K2 common stock are listed on the New York Stock Exchange. On July 22, 1999, the last trading day before we announced the merger, K2 common stock closed at $10.0625 per share. Shares of Ride common stock are listed on the Nasdaq Over-the-Counter Bulletin Board. On July 22, 1999, Ride common stock closed at $0.8438 per share. On __________, 1999, K2 common stock closed at $__________ per share, and Ride common stock closed at $__________ per share.

THE COMPANIES (PAGES 55 AND 56)
K2 INC.
4900 SOUTH EASTERN AVENUE, SUITE 200
LOS ANGELES, CALIFORNIA 90040
(323) 724-2800

    K2 Inc. is a premier, branded consumer products company with a diversified portfolio of sporting goods and other recreational products, and selected industrial products. K2's sporting goods products include:

SUMMARY                                1

    - K2 and Olin alpine skis,

    - K2 snowboards, boots and bindings,

    - Morrow snowboards,

    - K2 in-line skates,

    - K2 mountain bikes and BMX bikes,

    - Shakespeare fishing rods and reels,

    - Stearns personal flotation devices, rainwear and inflatables, and

    - K2 backpacks and hydration systems.

    K2's other recreational products include Hilton corporate casual apparel and Planet Earth skateboards, apparel and Adio shoes. K2's industrial products consist primarily of Shakespeare monofilament line which is used, among other things, in weed trimmers, in paper mills and as fishing line, and Shakespeare fiberglass and composite marine antennas, light, transmission and distribution poles.

    K2 had more than 3,500 employees as of July 22, 1999 and 1998 sales of nearly $600 million.

RIDE INC.
8160 304TH AVENUE SE
PRESTON, WASHINGTON 98050
(425) 222-6015

    Ride is a leading designer, manufacturer and marketer of contemporary sporting goods equipment and apparel for snowboard and wakeboard consumers. Ride markets its equipment and apparel throughout the world under multiple brands specifically targeted to serve specific price points, product lines and distribution channels.

    Ride manufactures and distributes premium to mid-range snowboards, head and neck wear for the winter sports industry, wakeboards, wakeboard bindings and accessories, knitted headware and related products primarily through specialty snowboard and ski shops.

    Ride had approximately 234 employees as of July 22, 1999 and 1998 sales of $41.8 million.

THE RIDE SHAREHOLDERS' MEETING (PAGE 20)

    The Ride shareholders meeting will be held on __________, 1999 at __:00 _.m., local time, at __________. At the Ride meeting, you will be asked:

    - To vote on the proposed merger.

    - To vote upon the postponement or adjournment of the special meeting in order to solicit additional votes to approve the merger agreement, if necessary.

RECORD DATE; VOTE REQUIRED (PAGE 20)

    You can vote at the meeting of Ride shareholders if you owned Ride common stock at the close of business on __________, 1999. To adopt the merger agreement, the holders of 66 2/3% of the outstanding shares of Ride common stock and 66 2/3% of the outstanding shares of Ride preferred stock must vote in favor of the merger. Holders of 14.2% of Ride's common stock as of the record date and all of Ride's preferred stock have agreed to vote in favor of the merger.

    You may vote your shares in person by attending the meeting or by proxy. You can revoke your proxy at any time before we take a vote at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Ride, or by attending the meeting and voting in person.

OUR REASONS FOR THE MERGER (PAGE 28)

    K2 and Ride are proposing to merge because they believe that the combined company will be stronger than either individually and, as such, will provide significant benefits to their respective shareholders and customers.

    K2 believes that the combination of the two companies furthers its objectives for growing its business through acquisitions of complementary businesses.

    Ride believes that the merger with K2 IS THE BEST ALTERNATIVE AVAILABLE TO PROTECT THE VALUE OF ITS SHAREHOLDERS' EQUITY INVESTMENT IN RIDE. Ride believes that the K2 shares to be received in exchange for Ride shares have a much greater

SUMMARY                                2
likelihood of preserving their value and appreciating in the future than would a continuing investment in Ride stock. Further, in light of Ride's precarious financial condition, Ride's ability to continue in business as an independent company is subject to significant doubt.

MANAGEMENT AFTER THE MERGER (PAGE 52)

    There will be no change in the current management of K2 as a result of the merger. Ride's operations will be consolidated with the existing snowboard operations of K2.

RIDE BOARD'S RECOMMENDATION TO SHAREHOLDERS (PAGE 28)

    The Ride board of directors believes that the merger is advisable, fair to you and in your best interests, and unanimously recommends that you vote "FOR" approval of the merger agreement.

OPINION OF RIDE'S FINANCIAL ADVISOR (PAGE 30)

    Ladenburg Thalmann & Co. Inc. has delivered its written opinion to Ride's board of directors that, as of the date of the opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of common stock of Ride was fair to such holders from a financial point of view. We have attached this opinion as Appendix B. You should read it completely to understand the assumptions made, matters considered and limitations of the review undertaken by Ladenburg Thalmann in providing its opinion.

    Upon completion of the merger, Ride will pay to Ladenburg Thalmann a total fee of $300,000 plus reimburse Ladenburg Thalmann for its reasonable expenses relating to this engagement and specific costs incurred before this engagement.

CONDITIONS TO COMPLETING THE MERGER (PAGE 40)

    Completion of the merger is subject to a number of conditions. They include:

    - approval of the merger agreement by 66 2/3% of Ride's common stock and 66 2/3% of Ride's preferred stock;

    - accuracy, in all material respects, of the parties' representations and warranties;

    - performance, in all material respects, of the obligations of the parties;

    - receipt of opinions of our legal counsel as to the tax-free nature of the merger and other legal matters;

    - expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and

    - absence of any event having a material adverse effect on Ride.

    Either K2 or Ride could choose to complete the merger even though one or more of these conditions has not been satisfied, as long as the law allows them to do so.

TERMINATION OF THE MERGER AGREEMENT; LIQUIDATED DAMAGES EXPENSES (PAGE 43)

    We can agree at any time before completing the merger to terminate the merger agreement. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if the merger is not completed by December 1, 1999, the other company materially breaches the merger agreement or Ride's shareholders do not approve the merger.

    In addition, Ride may terminate the merger if it receives a superior acquisition proposal from another party and Ride's board of directors decides that termination is required by its fiduciary duties. Under these circumstances, however, Ride must give K2 a chance to at least match the superior proposal and Ride must pay $1.0 million as liquidated damages to K2.

    Ride has agreed to pay K2 liquidated damages of $1.0 million if the merger agreement is terminated in some circumstances, and there is a competing proposal from another party. In addition, in the event that Ride enters into an agreement with a third party with respect to an acquisition, K2 may be entitled to cause Ride to repay K2's interim $2.0 million loan to Ride at a

SUMMARY                                3
premium based upon the value of Ride common stock in the third party acquisition.

    Upon termination of the merger agreement under circumstances involving a competing acquisition proposal or a breach of the merger agreement by Ride, Ride has also agreed to reimburse K2 for its costs and expenses related to the merger up to a maximum amount of $500,000. Otherwise, whether or not the merger is completed, we will each pay our own fees and expenses.

WAIVER AND AMENDMENT (PAGE 45)

    We may jointly amend the merger agreement, and each of us may waive our right to require the other to adhere to the terms and conditions of the merger agreement. We may not do so after Ride shareholders approve the merger however, if the amendment or waiver reduces or changes the consideration that will be received by Ride shareholders, unless they approve the amendment or waiver.

REGULATORY APPROVALS (PAGE 41)

    The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. This law provides that specific transactions may not be completed until the parties furnish required information and materials to the U.S. Department of Justice and Federal Trade Commission, and the specified waiting period has expired or is terminated.

    We intend to file all of the required applications or notices with these regulatory authorities. As of the date of this proxy statement/prospectus, the required waiting period has not expired or been terminated. While we do not know of any reason that the Department of Justice or Federal Trade Commission would seek to prevent or delay the merger, we cannot be sure that they will not.

INTERIM BOARD REPRESENTATION (PAGE 49)

    Under the merger agreement, Ride has agreed to cause one person designated by K2 to be elected to the Ride board of directors. K2 does not presently intend to designate such a person, but may do so in the future. K2 has appointed a non-voting observer to attend Ride board meetings.

INTERIM FINANCING BY K2 (PAGE 49)

    Under the terms of the merger agreement, K2 provided Ride with interim financing of $2 million to enable Ride to make a payment of a portion of its indebtedness, and make required payments to suppliers of products. In exchange, Ride issued a 120 day convertible promissory note to K2, promising to repay the note with interest in the amount of 8% per year, increasing 1% every 6 months, up to a maximum rate of 18%, for so long as the note remains unpaid.

    The note is convertible under specific circumstances into shares of a new class of series C cumulative convertible preferred stock of Ride having a liquidation value equal to the total of all principal and interest owing on the note. The series C preferred stock is, in turn, convertible into Ride common stock at a conversion price of $1.00.

    In the event that the merger agreement is terminated and Ride enters into an agreement with a third party with respect to an acquisition, K2 may be entitled to cause Ride to repay the note or redeem the series C preferred stock at a premium based upon the value of Ride common stock in the third party acquisition.

BINDING AND APPAREL AGREEMENT (PAGE 50)

    In consideration for the interim financing provided by K2, at the time of signing the merger agreement, and in order to protect its reputation and goodwill in the marketplace, Ride transferred to K2 all of its outstanding purchase orders for bindings and apparel from customers in North America calling for shipments to customers on or before November 30, 1999. The agreement covers a total of approximately $8.4 million in customer orders. K2 has assumed full responsibility for obtaining, shipping and invoicing customers for the products covered by the purchase orders and will retain the full proceeds from the sale of the products.

SUMMARY                                4

INTERESTS OF RIDE'S OFFICERS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (PAGE
  45)

    Some of Ride's officers have interests in the merger that differ from, or are in addition to, their interests as shareholders of Ride. These interests exist because of rights that some Ride officers have in Ride stock and stock option plans, and under benefit plans maintained by Ride or K2 that may provide the officers with severance benefits if their employment with Ride is terminated after the merger occurs. In addition, after the merger K2 will continue the existing indemnification arrangements for directors and officers of Ride and its subsidiaries that existed before the merger. Also, K2 will maintain a policy of directors' and officers' liability insurance for at least three years after the merger for the benefit of those persons who were directors or officers of Ride who were covered by liability insurance immediately before the effective time of the merger.

    Additional interests of some of Ride's directors and executive officers are described under "Management After the Merger."

DISSENTERS' APPRAISAL RIGHTS (PAGE 85)

    If the merger is completed, shareholders who did not vote in favor of the merger are entitled to dissenters' appraisal rights under Washington law. For a description of these rights see "Dissenters' Appraisal Rights" and Appendix F.

ACCOUNTING TREATMENT

    The merger will be accounted for using the purchase method of accounting.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO RIDE SHAREHOLDERS (PAGE 42)

    For United States federal income tax purposes, your exchange of shares of Ride common stock for shares of K2 common stock generally will not cause you to recognize any gain or loss. You will, however, be taxed on any gain in connection with any cash you receive instead of fractional shares.

    THIS TAX TREATMENT MAY NOT APPLY TO EVERY RIDE SHAREHOLDER. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO YOU.

SUMMARY                                5

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

    The following table summarizes the per share information for K2 and Ride on an historical basis and on an unaudited pro-forma combined basis. The pro forma data gives effect to the merger on a purchase method basis as described in "Unaudited Pro Forma Financial Data." The pro forma information is presented as if the merger was completed as of the beginning of each period for income statement purposes and on March 31, 1999 for balance sheet purposes. All pro forma information herein is unaudited.

    The historical book value per common share is computed by dividing total shareholders equity by the number of shares of common stock outstanding at the end of the period. The pro forma combined book value per common share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of K2 common stock outstanding at the end of the period.

    The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by an assumed exchange ratio of 1/10th of a share of K2 common stock to be issued for each share of Ride common stock.

    We expect to incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the merged entities with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged entities under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had K2 and Ride actually been combined during the periods presented.

    The information in the following table is based on, and should be read together with the Ride historical financial information included in this document, the K2 historical financial information contained in prior Securities and Exchange Commission filings, which are incorporated herein by reference, and the "Unaudited Pro Forma Financial Data" on page 92.

SUMMARY                                6

                  UNAUDITED COMPARATIVE PER COMMON SHARE DATA
                                 OF K2 AND RIDE

                                                                                FOR THE QUARTER    FOR THE YEAR
                                                                                     ENDED             ENDED
                                                                                MARCH 31, 1999   DECEMBER 31, 1998
                                                                                ---------------  -----------------
HISTORICAL K2 INC.
Net income per common share--basic
    Continuing operations.....................................................     $    0.19         $    0.23
    Discontinued operations...................................................          0.01              0.06
                                                                                      ------            ------
    Net income................................................................     $    0.20         $    0.29
Net income per common share--diluted..........................................
    Continuing operations.....................................................     $    0.19         $    0.23
    Discontinued operations...................................................          0.01              0.06
                                                                                      ------            ------
    Net income................................................................     $    0.20         $    0.29
Dividends declared per share..................................................     $    0.11         $    0.44
Book value per common share at period end.....................................     $   12.14         $   12.20

HISTORICAL RIDE, INC.
Net loss per common share--basic..............................................     $   (0.29)        $   (0.75)
Net loss per common share--diluted............................................     $   (0.29)        $   (0.75)
Book value per common share at period end.....................................     $    1.09         $    1.47

PRO FORMA COMBINED PER K2 INC. SHARE:
Basic net income (loss) per common share from continuing operations...........     $    0.04         $   (0.25)
Diluted net income (loss) per common share from continuing operations.........     $    0.04         $   (0.25)
Dividends declared per share..................................................     $    0.11         $    0.44
Book value per common share at period end.....................................     $   11.93         $   12.29

PRO FORMA COMBINED PER EQUIVALENT SHARE:
Basic net income (loss) per common share from continuing operations...........     $    0.00         $   (0.02)
Diluted net income (loss) per common share from continuing operations.........     $    0.00         $   (0.02)
Dividends declared per share..................................................     $    0.01         $    0.04
Book value per common share at period end.....................................     $    1.19         $    1.23

SUMMARY                                7

SELECTED FINANCIAL DATA

    The information in the following tables is based on the Ride historical financial information included in this document and, in the case of K2, historical financial information it has presented in its prior Securities and Exchange Commission filings. You should read the summary financial information in the following tables in connection with the historical financial information and the more detailed financial information beginning on page 93. The K2 historical financial information has been incorporated into this document by reference. See "Where You Can Find More Information" on page 89. K2's and Ride's audited historical financial statements were audited by Ernst & Young LLP, independent certified public accountants. See "Experts" on page 88.

    The accompanying unaudited interim information for K2 for the quarter ended March 31, 1999 and 1998 and Ride for the nine months ended March 31, 1999 and 1998 and the six months ended June 30, 1997, have been prepared in accordance with generally accepted accounting principles and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals necessary for a fair presentation are included. The results of operations for the three months ended March 31, 1999 for K2 and the nine month period ended March 31, 1999 for Ride may not indicate the results for the full fiscal year. All amounts are stated in U.S. dollars.

SUMMARY                                8

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                                    K2 INC.

                                             FOR THE QUARTER
                                                  ENDED
                                                MARCH 31,                   FOR THE YEAR ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1999       1998       1998       1997       1996       1995       1994
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                             IN THOUSANDS, EXCEPT PER SHARE FIGURES
INCOME STATEMENT DATA:
Net sales................................  $ 163,060  $ 151,041  $ 574,510  $ 559,030  $ 513,170  $ 448,575  $ 351,254
Cost of products sold....................    118,749    109,599    418,950    391,860    360,029    321,053    249,165
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit.............................     44,311     41,442    155,560    167,170    153,141    127,522    102,089
Selling expenses.........................     23,096     21,054     87,389     79,832     67,324     54,538     43,540
General and administrative expenses......     10,726     10,350     39,030     38,303     38,490     34,758     29,748
Research and development expenses........      2,731      2,921     12,391     11,979      9,317      6,437      5,705
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.........................      7,758      7,117     16,750     37,056     38,010     31,789     23,096
Interest expense.........................      3,297      3,139     12,163     10,560      9,294      9,916      7,481
Other income, net........................       (100)       (62)      (236)      (619)    (1,476)    (1,396)    (1,229)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from continuing operations before
 provision for income taxes..............      4,561      4,040      4,823     27,115     30,192     23,269     16,844
Provision for income taxes...............      1,458      1,321        955      7,815      9,105      6,947      6,080
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from continuing operations........      3,103      2,719      3,868     19,300     21,087     16,322     10,764
Discontinued operations, net of taxes....        149        426        975      2,600      4,130     (1,443)     2,269
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................  $   3,252  $   3,145  $   4,843  $  21,900  $  25,217  $  14,879  $  13,033
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
PER COMMON SHARE DATA
Basic earnings (loss) per share:
  Continuing operations..................  $    0.19  $    0.16  $    0.23  $    1.17  $    1.27  $    1.14  $    0.91
  Discontinued operations................       0.01       0.03       0.06       0.15       0.25      (0.10)      0.19
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.............................  $    0.20  $    0.19  $    0.29  $    1.32  $    1.52  $    1.04  $    1.10
Diluted earnings (loss) per share:
  Continuing operations..................  $    0.19  $    0.16  $    0.23  $    1.15  $    1.26  $    1.13  $    0.90
  Discontinued operations................       0.01       0.03       0.06       0.16       0.25      (0.10)      0.19
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.............................  $    0.20  $    0.19  $    0.29  $    1.31  $    1.51  $    1.03  $    1.09
Cash dividends per common share..........  $    0.11  $    0.11  $    0.44  $    0.44  $    0.44  $    0.44  $    0.43
BALANCE SHEET DATA
Total assets.............................  $ 444,684  $ 426,648  $ 452,995  $ 419,413  $ 357,006  $ 374,373  $ 292,608
Long-term debt...........................    110,224     99,668    110,724     88,668     89,096     75,071    109,921
Shareholders' equity.....................    201,131    204,108    202,119    202,885    188,988    175,816     98,996

    On September 30, 1998, Simplex building products division was reclassified as discontinued operations reflecting K2's intention to sell the division. As a result, some income statement and balance sheet accounts prior to September 30, 1998 have been restated accordingly.

    In the third quarter of 1998, K2 recorded charges totaling $14,500 or $9,425 net of taxes, of which $10,500 was recorded against cost of sales and $4,000 was recorded against general and administrative expenses. Excluding these charges, for the year ended December 31, 1998, gross profits would have been $166,060, operating income would have been $31,250, income from continuing operations would have been $13,293 and net income would have been $14,268. In 1997, K2 recorded a pre-tax restructuring charge of $2.4 million. The restructuring was completed during 1998.

    On June 1, 1995, a secondary public offering of 4.6 million shares was completed resulting in net proceeds of $67.2 million to K2.

SUMMARY                                9

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                                   RIDE, INC.

                      FOR THE NINE MONTHS     FOR THE SIX MONTHS ENDED
                        ENDED MARCH 31,               JUNE 30,                     FOR THE YEAR ENDED DECEMBER 31,
                    ------------------------  ------------------------  -----------------------------------------------------
                        1999         1998       1998         1997         1997       1996       1995       1994       1993
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------

                                                     IN THOUSANDS, EXCEPT PER SHARE FIGURES
INCOME STATEMENT
 DATA:
Net sales.........    $  38,077    $  33,343  $   7,279    $   7,559    $  36,475  $  75,728  $  74,850  $  25,349  $   5,877
Cost of products
 sold.............       27,628       24,639      8,287        5,567       26,656     61,641     54,988     18,398      3,879
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
Gross profit
 (loss)...........       10,449        8,704     (1,008)       1,992        9,819     14,087     19,862      6,951      1,998
Selling, general
 and
 administrative
 expenses.........       11,838       23,349     10,735        8,392       18,278     20,487     10,868      4,022      1,373
Restructuring
 charges..........                                                                     2,500
Goodwill write-
 down.............                                                          8,600
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
Operating income
 (loss)...........       (1,389)     (14,645)   (11,743)      (6,400)     (17,059)    (8,900)     8,994      2,929        625
Interest expense
 (income), net....          621          285         30          (60)         231        (65)      (388)       (71)       128
Gain on sale of
 subsidiary.......         (680)                                                        (482)
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss)
 before income
 taxes and
 extraordinary
 item.............       (1,330)     (14,930)   (11,773)      (6,340)     (17,290)    (8,353)     9,382      3,000        497
Provision
 (benefit) for
 income taxes.....                     1,309                  (1,904)        (595)    (2,863)     3,427      1,134
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
Income (loss)
 before
 extraordinary
 item.............       (1,330)     (16,239)   (11,773)      (4,436)     (16,695)    (5,490)     5,955      1,866        497
Extraordinary
 item.............                                                                                                        (83)
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
Net income (loss)        (1,330)     (16,239)   (11,773)      (4,436)     (16,695)    (5,490)     5,955      1,866        414
Preferred stock
 dividend.........         (249)
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
Net loss available
 to
 shareholders.....    $  (1,579)   $ (16,239) $ (11,773)   $  (4,436)   $ (16,695) $  (5,490) $   5,955  $   1,866  $     414
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
                    -------------  ---------  ---------  -------------  ---------  ---------  ---------  ---------  ---------
PER COMMON SHARE
 DATA
 Earnings
 (loss)...........
  Basic...........    $   (0.12)   $   (1.43) $   (0.99)   $   (0.41)   $   (1.51) $   (0.52) $    0.67  $    0.29
  Diluted.........        (0.12)       (1.43)     (0.99)       (0.41)       (1.51)     (0.52)      0.59       0.28
    Pro forma.....                                                                                                  $    0.08
Cash dividends per
 common share.....
BALANCE SHEET DATA
  Total assets....    $  32,053    $  34,623  $  34,604    $  50,728    $  40,610  $  50,655  $  57,599  $  15,718  $   2,431
  Long-term
    obligations...          828        1,373        979          555        1,582        832
  Shareholders'
    equity........       16,111       27,119     19,252       39,627       31,070     42,309     46,495     11,524      1,152

SUMMARY                                10

    Results for the year ended December 31, 1997 reflect Ride's June 12, 1997 acquisition of the assets and liabilities of Device Mfg Corp., the July 22, 1997 acquisition of the assets of Galena Creek Training Company, doing business as Smiley Hats, and the December 19, 1997 acquisition of US2 Sports Group, Inc. Results for the year ended December 31, 1996 include the C.A.S. Sports excess inventory and OEM businesses from January 1, 1996 through October 11, 1996, the date those businesses were sold. Results for the year ended December 31, 1995 reflect Ride's September 1, 1995 acquisitions of Thermal Snowboards, Inc. and 5150 Snowboards, Inc. and the October 20, 1995 acquisition of SMP Clothing, Inc. Results for the year ended December 31, 1994 reflect Ride's August 18, 1994 acquisition of C.A.S. Sports.

    After the completion of the year ended December 31, 1997, Ride changed its fiscal year end to June 30. The audited six month period ended June 30, 1998 was presented as an audited interim period in Ride's June 30, 1998 10-K.

    For the six months ended June 30, 1998, the audited financial statements were issued with a qualified opinion from Ernst & Young LLP as to Ride's ability to continue as a going concern due to Ride's significant operating losses and negative cash flows from operations for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998.

SUMMARY                                11

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA OF K2 AND RIDE

    The following unaudited selected pro forma financial data combine K2's historical results with Ride's historical results for the three months ended March 31, 1999 and for the year ended December 31, 1998, giving effect to the merger as if it had occurred as of January 1, 1998 for income statement purposes and March 31, 1999 for balance sheet purposes.

    See "Where You Can Find More Information" and "Unaudited Pro Forma Financial Information."

                                                                    THREE MONTHS
                                                                       ENDED          YEAR ENDED
                                                                   MARCH 31, 1999  DECEMBER 31, 1998
                                                                   --------------  -----------------
                                                                         (IN THOUSANDS EXCEPT
                                                                            PER SHARE DATA)
INCOME STATEMENT DATA
  Net sales......................................................    $  166,638       $   616,288
  Cost of sales..................................................       122,354           451,260
  Income (loss) from continuing operations before income taxes...           850            (4,516)
  Provision (benefit) for income taxes...........................           155                --
  Income (loss) from continuing operations.......................           695            (4,516)

PER COMMON SHARE DATA
  Basic net income (loss) per share from continuing operations...           .04              (.25)
  Diluted net income (loss) per share from continuing
    operations...................................................           .04              (.25)
  Dividends declared.............................................           .11               .44

BALANCE SHEET DATA
  At period end:
    Total assets.................................................    $  475,738
    Long-term debt...............................................       111,052
    Total shareholders' equity...................................       215,443

SUMMARY                                12

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

    This proxy statement prospectus contains "forward-looking statements" that are subject to risks and uncertainties. These forward-looking statements represent expectations or beliefs of K2 and Ride concerning future events. They include, among other things, statements with respect to:

    - future sales and earnings,

    - market trends regarding:

       - in-line skates,

       - mountain bikes,

       - skis, and

       - snowboards

    - inventory levels at retail,

    - product acceptance and demand,

    - marketing efforts,

    - growth efforts,

    - cost reduction efforts,

    - margin enhancement efforts,

    - product development efforts,

    - success of new product introductions,

    - marketing positioning,

    - the impact on the year 2000 on computerized information systems,

    - overall market trends which involve substantial risks and uncertainties, and

    - the combined company after the merger.

    K2 and Ride caution that these statements are further qualified by important factors that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things:

    - economic conditions,

    - product demand,

    - competitive pricing and products, and

    - other risks described in K2's filings with the Securities and Exchange Commission.

    Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values of K2 and Ride may differ significantly from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond K2's and Ride's ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this proxy statement/prospectus, and K2 and Ride do not have any intention or obligation to revise or update forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

CAUTIONARY STATEMENT                   13

REGARDING FORWARD
LOOKING STATEMENTS

                                  RISK FACTORS

    RIDE SHAREHOLDERS SHOULD CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN DECIDING WHETHER TO VOTE TO APPROVE THE MERGER.

RISK FACTORS RELATING TO THE MERGER

    K2 MAY NOT SUCCESSFULLY INTEGRATE THE BUSINESS OPERATIONS OF RIDE AFTER THE MERGER.

    Integrating the operations of Ride with those of K2 after the merger may be difficult and time consuming. After the merger has been completed, K2 must successfully integrate, among other things, the product and service offerings, product development, sales and marketing, research and development, manufacturing, administrative and customer service functions, and the management information systems of Ride with those of K2. Loss of key members of management and key employees of Ride could create difficulties in achieving the anticipated benefits of the merger.

    K2 EXPECTS TO INCUR POTENTIALLY SIGNIFICANT RESTRUCTURING AND INTEGRATION COSTS IN CONNECTION WITH THE INTEGRATION OF RIDE'S OPERATIONS WITH THOSE OF K2.

    These costs may be substantial and may include costs for employee redeployment, relocation or severance, reorganization of facilities use or closure of facilities, relocation and disposition of excess equipment and other integration costs. K2 has not yet determined the amount of these costs. K2 expects to account for these costs as purchase related adjustments when the merger is completed.

    K2 MAY LOSE RIDE CUSTOMERS WHEN THE MERGER IS COMPLETED.

    The market for snowboards is characterized largely by image-conscious, brand driven younger customers. Many of Ride's snowboard customers are loyal to and identify with Ride's progressive, cutting-edge image snowboards. Although K2 intends to keep the Ride name on the snowboards, K2 may lose these customers if they do not identify with K2, a company which has been known as a large multiple brand sporting goods company.

    CHANGES IN THE MARKET VALUE OF K2 COMMON STOCK MAY ADVERSELY AFFECT THE VALUE OF CONSIDERATION THAT YOU ARE RECEIVING FOR YOUR RIDE STOCK.

    The value of the K2 common stock you will receive in the merger is based on a number of factors and cannot be determined precisely before you will have to vote to approve or disapprove the merger.

    The following chart demonstrates how changes in the market value of K2 common stock may affect the value that you will receive in the merger:

                                               VALUE OF K2 COMMON STOCK YOU
                                                   WILL RECEIVE FOR EACH
K2 AVERAGE STOCK PRICE      EXCHANGE RATIO          SHARE OF RIDE STOCK
-------------------------  -----------------  -------------------------------
        $      15                   1/12                 $    1.25
        $      14                   1/12                 $    1.17
        $      13                   1/12                 $    1.08
        $      12                   1/12                 $    1.00
        $      11                   1/11                 $    1.00
        $      10                   1/10                 $    1.00
        $       9                   1/10                 $     .90
        $       8                   1/10                 $     .80
        $       7                   1/10                 $     .70
        $       6                   1/10                 $     .60

RISK FACTORS                          14

    In addition, the trading price of K2 common stock has fluctuated significantly in the past. The future trading price of K2 common stock is likely to be volatile and could be subject to wide price fluctuations in response to factors as:

    - actual or anticipated fluctuations in sales or operating results;

    - failure to meet securities analysts' expectations of performance;

    - announcements of technological innovations or new products by K2 or its competitors;

    - developments in or disputes regarding patents and proprietary rights;

    - proposed and completed acquisitions by K2 or its competitors;

    - the mix of products and services sold;

    - the timing of significant orders from and shipments to customers;

    - product and services pricing and discounts; and

    - general economic conditions.

    THE IRS MAY CHALLENGE THE TAX-FREE NATURE OF THE MERGER.

    K2 and Ride intend the merger to constitute a tax-free reorganization. As such, the merger will generally be tax-free to Ride shareholders, but they have not requested or obtained a ruling from the Internal Revenue Service. Therefore, there is a risk that the merger may not constitute a tax-free reorganization, in which case any gain Ride shareholders realize as a result of the merger may be subject to tax.

    RIDE'S DIRECTORS AND OFFICERS HAVE INTERESTS WHICH DIFFER IN SOME RESPECTS FROM RIDE SHAREHOLDERS.

    In considering the recommendation of the Ride board of directors to approve the merger, Ride shareholders should recognize that some of Ride's directors and officers have interests in the merger that differ from, or are in addition to, their interests as Ride shareholders. These directors and officers may receive benefits from the merger not available to Ride shareholders generally. These benefits include the conversion of Ride stock options into stock options to purchase K2 common stock, the maintenance of Ride's informal severance policies, and the maintenance of existing indemnification policies and agreements. These and additional interests are described under the headings "The Merger--Interests of Some Persons in the Merger" and "Management After the Merger."

    RIDE SHAREHOLDERS WILL HAVE A REDUCED OWNERSHIP AND VOTING INTEREST AFTER THE MERGER.

    After the merger's completion, Ride shareholders will own a significantly smaller percentage of the combined company and its voting stock than they currently own of Ride. Consequently, Ride shareholders may be able to exercise less influence over the management and policies of the combined company than they currently exercise over the management and policies of Ride.

    K2 COULD LOSE KEY RIDE PERSONNEL NECESSARY TO ACHIEVE THE BENEFITS K2 AND RIDE EXPECT AS A RESULT OF THE MERGER.

    Ride's contribution to the combined company's success will depend in part on the continued service of key groups of specific Ride personnel. If a substantial portion of Ride's management, research and development engineers, consulting engineers or manufacturing, sales or customer support personnel leaves after we complete the merger, Ride's business could be seriously harmed.

RISK FACTORS RELATING TO REJECTION OF THE MERGER

    RIDE MAY NOT HAVE SUFFICIENT FUNDS TO FINANCE ITS OPERATIONS IF THE MERGER IS NOT COMPLETED.

    As of June 30, 1999, Ride had approximately $9.7 million of indebtedness for borrowed money in default or potentially in default absent waivers or agreements of forbearance. In addition, as of

RISK FACTORS                          15

June 30, 1999, Ride had an additional $7.1 million of indebtedness, including accounts payable, that was either overdue or due for payment within 60 days. Although Ride used the proceeds of a $2.0 million interim loan provided by K2 to make certain past due principal and interest payments and to make required payments to suppliers, Ride remains overdue on a significant amount of its accounts payable, and faces the risk that suppliers may refuse to ship materials and products that are needed for Ride to fulfill orders for the coming winter season.

    If Ride shareholders do not approve the merger agreement, based upon Ride's historical cash needs, Ride will likely need to immediately raise new capital, seek a new business combination transaction with a third party or consider other available strategic alternatives in order for Ride to continue its current operations. Based on Ride's current financial condition, its liquidity problems, and Ride's previous attempts to raise capital and to seek new business combinations with third parties, it is impossible to predict whether Ride would be successful in its pursuit of new capital or a new business combination transaction. As a result, Ride might be unable to continue as a going concern, and it would then be necessary to consider other more drastic strategic alternatives, such as substantially curtailing Ride's operations or seeking protection from its creditors under the bankruptcy laws. Election of one of these alternatives would have a material adverse effect on Ride's shareholders

    RIDE'S WORKING CAPITAL LINE OF CREDIT IS SUBJECT TO CANCELLATION IN THE EVENT OF DEFAULT. WITHOUT THE AVAILABILITY OF FUNDS UNDER ITS LINE OF CREDIT, RIDE'S ABILITY TO CONTINUE IN BUSINESS WITHOUT BANKRUPTCY PROTECTION WOULD BE IN DOUBT.

    Ride depends on working capital financing provided by a secured line of credit with The CIT Group/Credit Finance Inc., referred to as CIT. Availability of credit under the CIT line of credit is limited to 74% of eligible accounts receivable and 55% of eligible finished goods inventory. The CIT line of credit has a current inventory sublimit of $4.5 million and an overall limit of $15.0 million, which increases to $17.0 million from October 15 to December 15 each year. The CIT line of credit is subject to cancellation in the event of enumerated events of default, one or more of which may have already occurred by reason of the following:

    - if the existing financial condition of Ride and its subsidiaries is deemed to constitute insolvency;

    - failure of Ride to remain in technical compliance with the inventory collateral sublimit set forth in the CIT agreement;

    - possible delinquency in the delivery of financial and other reports required to be delivered to CIT;

    - default under the CIT agreement by reason of Ride's recent sale and license-back of its Smiley-related trademarks without CIT's prior approval;

    - default in the payment of amounts currently owing to Advantage Fund II Ltd., under the Loan and Security Agreement dated February 19, 1999 and related instruments, which constitutes a cross default under the CIT agreement;

    - delinquencies in the payment of amounts currently owing to vendors, legal and financial advisors and others; and

    - default of specific monthly payment obligations currently due for professional snowboard athlete services.

    CIT has agreed with K2 not to exercise its default rights and remedies with respect to the foregoing facts and events for so long as the merger agreement remains in effect, but in no event past December 1, 1999. In the event of subsequent defaults under the CIT agreement, however, CIT would have the right to refuse future borrowings by Ride and to declare the entire debt immediately due and payable.

RISK FACTORS                          16

    If the merger is rejected or otherwise is not completed, regardless of whether any new defaults arise, the entire debt to CIT will be immediately due and payable. CIT will again be free to exercise default remedies with respect to past defaults. If Ride is not otherwise able to raise sufficient capital in order to continue its current operations, Ride may be unable to meet its obligations under the CIT line of credit or to provide sufficient evidence of financial stability to cause CIT to continue to refrain from exercising default remedies. As a result, Ride might be unable to continue as a going concern, and it would then be necessary to consider other more drastic strategic alternatives, such as substantially curtailing Ride's operations or seeking protection from its creditors under the bankruptcy laws.

    AS A RESULT OF THE BINDINGS AND APPAREL AGREEMENT, IF THE MERGER IS NOT CONSUMMATED, RIDE WILL HAVE SPECIFIC LIABILITIES WITHOUT CORRESPONDING REVENUE.

    Pursuant to the bindings and apparel agreement Ride reached with K2, Ride transferred all of its existing customer purchase orders to K2. If this merger is not consummated, Ride will have current liabilities including liabilities for salesperson commissions, for which Ride will have no corresponding revenues through customer sales.

RISK FACTORS AND TRENDS AFFECTING K2'S BUSINESS

    A stock investment in K2 is not without risk of its own. Ride shareholders should consider these specific risk factors relating to K2's business.

    FAILURE TO REMAIN COMPETITIVE IN EACH OF ITS BUSINESS LINES COULD NEGATIVELY IMPACT RESULTS OF OPERATIONS.

    K2's competition varies among its business lines. The sporting goods markets and recreational products markets are generally highly competitive, with competition centering on product innovation, performance and styling, price, marketing and delivery. Competition in these products, other than snowboards and activewear, consists of a relatively small number of large producers, some of whom have greater financial and other resources than K2. A relatively large number of companies compete in snowboards and activewear, although the snowboard industry has begun to consolidate and a few large competitors have emerged. There are no significant technological or capital barriers to entry into the markets for many sporting goods and recreational products and these markets face competition from other leisure activities. Sales of leisure products are affected by changes in consumer tastes, which are difficult to predict.

    K2 believes that its industrial products segment competes based on product quality, service and delivery. However, K2's industrial products are, in most instances, subject to price competition, ranging from moderate in marine antennas and monofilament line to intense for commodity-type products. Composite utility and light poles compete with products made of other materials, such as wood and aluminum.

    THE NATURE OF K2'S BUSINESS IS GENERALLY HIGHLY SEASONAL, AND K2'S FINANCIAL RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

    Various factors affect K2's quarterly operating results and some of them are not within K2's control. They include, among others:

    - weather and snow conditions;

    - the timing and introduction of new products;

    - the mix of products and services sold;

    - the timing of significant orders from and shipments to customers;

    - product and services pricing and discounts;

    - the timing of its acquisitions of other companies and businesses; and

RISK FACTORS                          17

    - general economic conditions.

    If sales or operating results fall short of the levels expected by public market analysts and investors, the trading price of K2 common stock could decline dramatically. Based on the foregoing, K2 believes that quarter-to-quarter comparisons of its results of operations may not be meaningful. Therefore, Ride shareholders should not view K2's historical results of operations as reliable indications of its future performance.

    K2'S FAILURE TO ATTRACT AND RETAIN KEY PERSONNEL MAY HARM ITS BUSINESS.

    K2 is dependent upon the efforts and abilities of its senior management, its research and development staff and a number of other key management, sales, support, technical and services personnel. The growth of K2's business is directly dependent on its ability to attract and retain qualified personnel. K2's inability to attract, train, motivate and retain highly skilled employees would impair the development of new products and the management of its businesses.

    K2'S FAILURE TO DEVELOP AND IMPROVE PRODUCTS ON A SCHEDULE THAT KEEPS PACE WITH THE DEVELOPMENT IN ITS INDUSTRIES COULD SERIOUSLY HARM ITS BUSINESS.

    K2 cannot assure you that it will be able to successfully develop new products to address new customer requirements, or that the products it does develop will satisfy its customers. K2's inability to respond timely and successfully to developments and changing styles could hurt K2's competitive position or render its products noncompetitive.

    K2 EXPECTS TO ACQUIRE OTHER COMPANIES AND MAY NOT SUCCESSFULLY INTEGRATE
THEM.

    K2 has been involved, and may in the future be involved, in a number of merger and acquisition transactions. K2 has participated in these transactions for a number of reasons, including its desire to obtain new technologies, expand and enhance its products and distribution and attract personnel. Growth through acquisition involves a number of risks, however, including:

    - difficulties related to combining previously separate businesses into a single unit;

    - the substantial diversion of management's attention from day-to-day business when negotiating these transactions and later integrating an acquired business;

    - the assumption of liabilities of an acquired business discovered after the transaction is complete;

    - the failure to realize anticipated benefits such as cost savings, revenue enhancements and cash flow improvements;

    - difficulties related to assimilating the products of an acquired business, for example, in distribution, engineering and customer support areas; and

    - the failure to identify or correct a material year 2000 problem of an acquired business.

    K2 cannot assure you that any transaction that is completed will result in long-term benefits to K2 or its shareholders or that K2's management will be able to manage the acquired businesses effectively.

    INTERNATIONAL OPERATIONS MAY NEGATIVELY IMPACT K2 RESULTS OF OPERATIONS.

    K2's sales from international operations as a percentage of total revenue was approximately 34% for the 1998 calendar year, and Ride's sales outside of North America as a percentage of total revenue was approximately 21% for the nine month period ended March 31, 1999. K2 expects that revenues from its international operations will continue to account for a significant portion of its total revenues. K2's international operations are subject to a variety of risks including:

    - recessions in foreign economies;

    - the adoption and expansion of government trade restrictions;

    - currency conversion risks and currency fluctuations;

RISK FACTORS                          18

    - limitations on repatriation of earnings;

    - reduced protection of intellectual property rights in some countries;

    - longer receivables collection periods and greater difficulty in collecting accounts receivable;

    - difficulties in managing foreign operations;

    - political and economic instability;

    - unexpected changes in regulatory requirements;

    - tariffs and other trade barriers;

    - U.S. government licensing requirements for export; and

    - the move to a single European currency.

    INTELLECTUAL PROPERTY INFRINGEMENT BY OR AGAINST K2 COULD HARM ITS BUSINESS.

    A third party may try to challenge, invalidate or circumvent K2's patents. K2 cannot assure you that any of the rights granted under its patents will provide competitive advantages to K2, that patents will be issued on its pending applications, or that claims allowed on any of its future patents will be sufficiently broad to protect K2's technology. In addition, the laws of some foreign countries may not protect K2's proprietary rights to the same extent as the laws of the United States. K2 cannot rely solely on patent, copyright and trademark protection to be successful and profitable in the industry.

    ANTI-TAKEOVER DEFENSES IN K2'S CHARTER AND UNDER DELAWARE LAW COULD PREVENT AN ACQUISITION OF K2 OR LIMIT THE PRICE THAT INVESTORS MIGHT BE WILLING TO PAY FOR K2 COMMON STOCK.

    Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder unless specific conditions are met. See "Comparison of Rights of Common Shareholders of K2 and Common Shareholders of Ride." In addition, K2 has a rights plan which would make it difficult for a company or investor to buy K2 without the approval of K2's board of directors. "See Description of Capital Stock--K2 Rights Plan." All of the foregoing could delay or prevent a change in control of K2 and could limit the price that investors might be willing to pay in the future for shares of K2 common stock.

    YEAR 2000 COMPUTER PROBLEMS COULD INTERRUPT K2'S BUSINESS OPERATIONS.

    Although K2 management believes it has an effective program in place to resolve the year 2000 issue in a timely manner, in the event that K2 or its suppliers or customers are not year 2000 compliant, K2 may be unable to take customer orders, manufacture and ship products, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from year 2000 issues could also materially adversely affect K2. K2 could be subject to litigation should its computer system fail, causing for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

    PENDING LITIGATION MAY HAVE A MATERIAL ADVERSE EFFECT ON K2'S BUSINESS AND ASSETS.

    K2 is one of several named potentially responsible parties an Environmental Protection Agency matter involving discharge of hazardous materials at an old waste site in South Carolina. The ultimate outcome of this matter cannot be predicted with certainty, however, and taking into consideration reserves provided, management does not believe this matter will have a material adverse effect on K2's financial statements.

RISK FACTORS                          19

                              RIDE SPECIAL MEETING

GENERAL

    This proxy statement/prospectus is first being mailed to the record holders of Ride common stock around __________, 1999. Also enclosed is a notice of the special meeting of Ride shareholders and a form of proxy that is solicited by the board of directors of Ride for use at the special meeting. The special meeting will be held on _________, __, 1999, at 9:00 a.m., local time, at ___________________________, and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED

    The purpose of the Ride special meeting is to vote on the adoption of the merger agreement, dated as of July 22, 1999, by and among K2, KT Acquisition, Inc., a wholly owned subsidiary of K2, and Ride. Ride shareholders may also be asked to vote upon a proposal to adjourn or postpone the special meeting to allow additional time for the solicitation of additional votes to approve the merger agreement, if necessary.

PROXIES

    Ride shareholders should fill out and send back the accompanying form of proxy if they will be unable to attend the special meeting in person. Ride shareholders may revoke their proxies at any time before they are exercised by giving the secretary of Ride written notice of revocation, properly executed proxies of a later date or by attending the special meeting and voting in person. Written notices of revocation and other communications with respect to the revocation of Ride proxies should be addressed to Ride, Inc., 8160 304th Avenue SE, Preston, Washington 98050, Attention: David H. Davis, Secretary. All properly executed proxies received by Ride before the special meeting that are not revoked will be voted at the special meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, for approval of the merger and for any adjournment or postponement of the Ride special meeting for the purpose of soliciting additional votes to approve the merger agreement, if necessary.

SOLICITATION OF PROXIES

    Ride will pay the entire cost of soliciting proxies. In addition to the solicitation of the proxies by mail, Ride will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of the stock and secure their voting instructions, if necessary. Ride will reimburse these record holders for their reasonable expenses in so doing. Ride has also made arrangements with Morrow & Co. Inc. to assist it in soliciting proxies from banks, brokers and nominees and has agreed to pay approximately $10,000 plus expenses for these services. If necessary, Ride may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Ride shareholders, either personally or by telephone, facsimile, letter or special delivery letter.

RECORD DATE AND VOTING RIGHTS

    The Ride board of directors has fixed _______, __, 1999, as the record date for determining the Ride shareholders entitled to notice of and to vote at the Ride special meeting. Only shareholders of record at the close of business on the record date will receive notice of and be able to vote at the Ride special meeting. At the close of business on the record date, there were __________ shares of Ride common stock outstanding held by about ___ record holders in addition to approximately ______ holders who do not hold shares in their own names. A majority of these shares must be present at the special meeting, either in person or by proxy, in order for there to be a quorum at the special meeting. Each share of outstanding Ride common stock entitles its holder to one vote.

RIDE SPECIAL MEETING                   20

    Shares of Ride common stock present in person at the Ride special meeting but not voting, and shares for which Ride has received proxies but for which holders of these shares have abstained, will be counted as present at the special meeting for purposes of determining whether or not a quorum exists. Brokers who hold shares in nominee or "street" name for customers who are the beneficial owners of the shares may not give a proxy to vote shares held for these customers on the matters to be voted on at the special meeting without specific instructions from them. However, broker non-votes will be counted for purposes of determining whether a quorum exists.

    Under Washington law and Ride's articles of incorporation, 66 2/3% of the outstanding shares of Ride common stock and 66 2/3% of the outstanding shares of Ride preferred stock entitled to vote at the Ride special meeting must vote for the merger agreement in order for it to be adopted by Ride.

    BECAUSE ADOPTION OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF 66 2/3% OF THE OUTSTANDING SHARES OF RIDE COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST ADOPTION. ACCORDINGLY, THE RIDE BOARD OF DIRECTORS URGES RIDE SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

    As of the record date, directors and executive officers of Ride beneficially owned approximately ________ shares of Ride common stock, entitling them to exercise approximately ____% of the voting power of the Ride common stock entitled to vote at the special meeting. All of these individuals, have entered into a stockholders agreement, whereby they have agreed to vote all shares of Ride common stock beneficially owned by them for approval of the merger agreement. In addition, the holder of all of Ride's outstanding preferred stock has agreed to vote such shares for approval of the merger agreement. See "Stockholders Agreement" on page 47, and Appendix E.

    Additional information with respect to beneficial ownership of Ride common stock by persons and entities owning more than 5% of Ride common stock, and more detailed information with respect to beneficial ownership of Ride common stock by directors and executive officers of Ride, is set forth under "Principal Shareholders of Ride" on page 74.

RECOMMENDATION OF RIDE BOARD

    The Ride board of directors has unanimously approved the merger agreement and the transactions contemplated thereby. The Ride board of directors believes that the merger agreement is in the best interests of Ride and Ride shareholders and recommends that the Ride shareholders vote "FOR" the adoption of the merger agreement. See "The Merger--Recommendation of the Ride Board and Ride's Reasons for the Merger."

RIDE SPECIAL MEETING                   21

                                   THE MERGER

    THE FOLLOWING SUMMARY OF THE MATERIAL TERMS AND PROVISIONS OF THE MERGER AGREEMENT AND THE STOCKHOLDERS AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT. THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A AND THE STOCKHOLDERS AGREEMENT IS ATTACHED AS APPENDIX E TO THIS PROXY STATEMENT/PROSPECTUS, EACH OF WHICH IS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS.

GENERAL

    The board of directors of K2 and Ride have each unanimously approved the merger agreement, which provides for combining K2 and Ride through a merger that will result in Ride becoming a wholly-owned subsidiary of K2 and you becoming K2 shareholders. Upon completion of the merger, each outstanding share of Ride common stock and preferred stock will automatically be converted into the right to receive a number of shares, or a fraction of a share, as applicable, of K2 common stock determined by the terms of the merger agreement. The exact fraction of a K2 share to be exchanged for each share of Ride common stock will be equal to $1.00 divided by the average closing price of K2 stock over a period of five days ending three business days before completion of the merger, but not less than 1/12 nor more than 1/10. Each outstanding share of Ride preferred stock will be exchanged for a number of K2 common shares equal to the liquidation preference of the preferred stock divided by the market price of K2 stock during the five day period described above, but not less than $10 nor more than $12.

    Each share of K2 common stock issued to you will also represent the series A preferred share purchase rights issued to the K2 shareholders under K2's shareholder rights plan. See "Description of Capital Stock--K2 Rights Plan."

    This section of the proxy statement/prospectus describes the most significant aspects of the merger, including the principal provisions of the merger agreement and the stockholders agreement.

BACKGROUND OF THE MERGER

    For some time Ride has undertaken efforts to resolve difficulties in securing sufficient liquidity to finance its business. These difficulties are largely due to the seasonal nature of Ride's business. Ride generates the majority of its sales in the quarters ending September 30 and December 31. In order to manufacture product during the remainder of the year, Ride has had to rely on a revolving line of credit arrangement with an asset-based lender, CIT. In addition to the CIT line of credit, which has had a limit of between $15.0 million and $17.0 million and expires August 30, 2001, Ride retained a $3.0 million term loan with its previous working capital lender, U.S. Bank with a term of one year, expiring August 30, 1999.

    Ride has also sought liquidity through capital-raising vehicles. In December, 1997, Ride issued to Advantage Fund II Ltd. 3,000 shares of series B 5% convertible preferred stock for a purchase price of $3.0 million. During the period from December, 1997 through February, 1999, Advantage converted 1,500 shares of the series B preferred stock into approximately 2.1 million shares of Ride common stock. These conversions had a dilutive effect on Ride's common stock, and accordingly on February 19, 1999, Ride reached agreement with Advantage to convert the remaining 1,500 shares of series B preferred stock into debt in the form of a promissory note in the amount of $1.725 million, which bears interest at an annual interest rate of ten percent, payable quarterly, with the full principal amount due on June 30, 1999.

    Because of the failure of Ride's operations to generate sufficient revenue, Ride has been unable to meet its obligations under these debt instruments. See "Ride Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Moreover, under the CIT line of credit, the availability of funds is subject to a number of conditions, including the satisfaction of collateral requirements. By reason of Ride's financial condition and Ride's failure to

THE MERGER                             22
make timely payment of outstanding indebtedness, Ride's line of credit with CIT has been subject to potential cancellation by CIT since at least June 30, 1999. Ride was also unable to make $100,000 principal payments to U.S. Bank due on April 10, 1999 and July 10, 1999, and failed to make the June 30, 1999 payment of principal and interest required under the Advantage note.

    As a result of Ride's financial condition, it has been apparent to management of Ride that, without the availability of additional financing, Ride would not be in a position to fulfill all of its outstanding orders for the 1999-2000 winter season. In this event, either a dramatic downsizing of Ride's business would be required or, potentially, protection from creditors under the bankruptcy laws. In light of Ride's near term need for capital, Ride's management, with encouragement from its board of directors, has been exploring various financial alternatives, including a potential strategic alternative, for the past 15 months. During the period from June, 1998 to July 22, 1999, Ride engaged in numerous discussions and negotiations with potential lenders, equity investors, and strategic partners. The most significant discussions are described below.

    In June, 1998, Ride was approached by a private equity fund that wished to discuss a potential acquisition of Ride. The chief executive officer and other officers of Ride met with the fund's investment bankers, who asked if Ride was interested in a sale transaction. Ride management indicated that it would be interested in any opportunity that was beneficial to shareholders. When the representatives of the fund suggested a per share purchase price that was not greater than the market price of the stock at that time, which ranged from $1.50 to 1.75 in June 1998, Ride indicated that it would not likely be interested in such a transaction.

    Ride was contacted in September and October 1998 by representatives of another potential acquiror, who is a major supplier to Ride's customer base, with a view to a possible strategic transaction with Ride. After initial discussions between Ride's chief executive officer and a representative of the potential strategic buyer, Ride's board of directors met and approved further discussions with this company. A confidentiality agreement was signed in November 1998, and Ride met with the potential strategic buyer and provided it with detailed company information including operating plans for the years 1999 and 2000. Ride also began discussions in November 1998 with Ladenburg Thalmann with respect to retaining Ladenburg to act as its advisor in connection with the potential offer. The potential strategic buyer in December 1998 and January 1999 indicated that it was still working through various purchase options, but that it had not been able to determine a structure that would meet its objectives. The parties continued to discuss both a possible purchase transaction as well as the provision of an interim financing facility designed to meet Ride's working capital needs through June 1999.

    On January 21, 1999, Ride was notified by NASDAQ that its common stock was no longer eligible for trading on the NASDAQ national market system because the price had fallen below $1.00 per share. Ride entered into discussions with NASDAQ in an effort to prevent the delisting of the company's common stock. This process continued through July 1999, at which time Ride's common stock was delisted.

    In February 1999, further discussions revealed that the potential strategic buyer was not prepared to move forward with the transaction. The potential strategic buyer asserted that it could only perform the transaction as a stock-for-stock merger, and because the strategic buyer believed its own stock price was undervalued, it believed that the transaction would be too dilutive to its shareholders. On February 19, 1999, Ride's board of directors met and determined that, for the following reasons, it should focus on pursuing other strategic alternatives that might be realized more quickly than a transaction with this strategic buyer:

    - the potential strategic buyer was not able at the present time to pursue an outright purchase of or merger with Ride;

THE MERGER                             23

    - the potential strategic buyer had not presented a definitive offer to Ride, and did not indicate that it would be in a position to present such an offer in the near future because of the potential strategic buyer's concerns about its own stock price and the dilutive effect of a potential merger with Ride; and

    - Ride had pressing liquidity and financial difficulties that needed to be addressed immediately, and further discussions with this potential strategic buyer did not appear likely to provide a resolution to these problems.

Ride informed the potential strategic buyer of this determination and discussions between the parties were suspended.

    Throughout February 1999, Ride continued to undergo severe financial and liquidity difficulties. In early February, Ride became aware that its liquidity needs would require Ride to take advances against inventory during the January through March period, which advances were not otherwise permitted during that period. After Ride made a payment to CIT of $50,000, CIT agreed to permit Ride to take advances against inventory through March 31, 1999, but reduced the inventory sublimit to $2.0 million for all borrowing periods, subject to renegotiation, further restricting Ride's borrowing ability. During this time, Ride was falling behind in payments to suppliers and came under rising pressure from its overseas suppliers to provide letters of credit or other secure forms of payment in order for such suppliers to continue producing supplies for Ride. On February 19, 1999, the remaining 1,500 shares of series B preferred stock held by Advantage were converted into debt in the form of a $1,725,000 promissory note due on June 30, 1999.

    During February 1999, the private equity fund with whom Ride had made contact in June 1998 indicated that it was interested in further dialogue with respect to the possible acquisition of Ride. Ride's board of directors approved reinitiating discussions with this private equity firm. Ride entered into a confidentiality agreement and the private equity fund was supplied with a significant amount of information for its due diligence process. Representatives of Ride met with representatives of the private equity fund in early March. Based on preliminary data, the private equity fund in March 1999 gave Ride a preliminary indication of interest in acquiring all of Ride's outstanding common stock through a tender offer at a purchase price of approximately $1.02 per share, conditioned among other things on the satisfactory completion of the private equity fund's due diligence investigation. Ride and the private equity fund also had preliminary discussions relating to other possible transaction structures, including the sale of preferred stock to the fund.

    On March 12, 1999, Ride's board met and determined that because the indication of interest was only preliminary and was subject to completion of the equity fund's due diligence and other contingencies, and did not contain a bridge financing proposal that would address Ride's pressing financial and liquidity difficulties, it was premature to recommend the equity fund's tender offer to Ride's shareholders. Ride's board also directed management to continue negotiations with the fund with respect to a potential sale of preferred stock to the fund, because it was believed that a preferred stock investment by the fund might provide greater upside potential to Ride's shareholders than an outright sale. Ride continued to provide due diligence materials to the private equity fund and to conduct discussions with the fund through March and April 1999.

    In March 1999, Ride's liquidity problems continued, as Ride fell further behind in payments to suppliers. In early March, CIT informed Ride that in light of the inventory sublimits under the line of credit, it might not be able to advance Ride an amount sufficient for Ride to meet its payroll.

    In March 1999, Ride received a proposal from the potential strategic buyer with whom it had engaged in discussions from September 1998 through early February 1999. The non-binding proposal was to acquire the stock of Ride for $1.05 per share, with approximately 80% of the purchase price to be paid in cash, and 20% of the purchase price to be paid in common stock of the potential strategic

THE MERGER                             24
buyer. On March 30, 1999, the board of directors met and determined that it could not recommend the proposal to the shareholders at that time for the following reasons:

    - the preliminary and non-binding nature of the offer;

    - the extensive conditions on the offer, including:

       -the potential strategic buyer's need to obtain financing on terms acceptable to it; and

       -satisfactory completion of the potential strategic buyer's due diligence investigation;

    - the failure of the offer to include a formal financing plan that would address Ride's need for near-term operating capital, particularly in light of the proposed effective time for the merger, June 30, 1999;

    - the possibility that the strategic buyer might change the terms of the proposal in light of the possibility that strategic buyer had based its proposal on outdated due diligence information; and

    - the possibility that continued negotiations with the private equity fund might lead to a transaction capable of addressing Ride's short-term and long-term financial difficulties.

    Accordingly, Ride continued its discussions with the private equity fund, while informing the potential strategic buyer that it could not at that point recommend its offer to the shareholders but would not foreclose future discussions relating to the sale of Ride or other strategic transactions.

    On April 6, 1999, Minotaur Capital, Inc. published a tender offer for 51% of the outstanding stock of Ride, at a price of $1.25 per share payable in the form of promissory notes. Minotaur disclosed that it was a newly organized corporation that had not previously engaged in business and had no material assets. Subsequently, the Minotaur tender offer was amended to a price of $2.25 per share, payable in cash, but subject to the receipt of financing, for which Minotaur had no commitment.

    Ride's board of directors determined on April 16, 1999 that the Minotaur tender offer was not in the best interests of Ride and its shareholders for a number of reasons, including the following:

    - Minotaur's lack of financial resources and business experience;

    - the absence of any source of funds for payment of the tender offer price;

    - failure of the Minotaur offer to address Ride's need for near-term operating capital;

    - concerns about the manner in which the tender offer was being conducted;

    - the fact that Minotaur's offer was for only a bare majority of Ride's outstanding stock; and

    - the advice of Ladenburg Thalmann, whom Ride had formally retained at the end of March as its investment banker.

    The Minotaur tender offer was withdrawn on April 26, 1999.

    In April 1999, Ride continued to fall behind on payments to its lenders and suppliers. On April 10, 1999, Ride failed to make a required $100,000 payment to US bank, and failed to make a payment of accrued interest under the Advantage note. Ride also failed to obtain letters of credit by April 8 and standby letters of credit by April 19, 1999 as promised to overseas suppliers. Ride negotiated with boot, binding and apparel providers in an effort to continue production of necessary supplies. However, some of Ride's apparel suppliers would not commit to completion of Ride's products, absent the payment of advances or letters of credit.

    On April 14, 1999, the private equity fund proposed to purchase callable convertible preferred stock of Ride for a purchase price of $12.5 million. The preferred stock included a required annual dividend of 10% if paid in cash or 14% if paid in stock and would be convertible at the option of the holder into an aggregate of approximately 11,904,762 shares of Ride common stock, or approximately

THE MERGER                             25

46% of Ride's common stock. The fund would also receive 10-year warrants to purchase 3,834,333 shares of Ride common stock at an exercise price of $2.00 per share. Ride's board determined that this transaction was more attractive to Ride's shareholders than the previous offer from the private equity fund and approved further negotiations with the fund because the proposed transaction would address Ride's short-term and long-term need for operating capital and liquidity and would provide greater upside potential for Ride's shareholders than the outright sale proposal previously presented by the private equity fund.

    One requirement of the proposed transaction was to obtain an exemption from NASDAQ from the requirement that Ride's shareholders approve the transaction. After extensive discussion with NASDAQ representatives, NASDAQ granted Ride a financial hardship exemption from this requirement. On May 5, 1999, representatives of Ride met with representatives of the private equity fund with the expectation that they would be able to quickly execute and close a transaction, but the private equity fund unexpectedly informed Ride that it was no longer interested in pursuing the transaction, for the following reasons:

    - the private equity fund determined after its complete due diligence investigation that Ride would not meet the fund's profit expectation as a stand-alone business;

    - the fund was concerned that, given the growing standardization in the step-in bindings market, Ride's fourth-place position in that market was not strong enough and that Ride would not be able to surpass the market leader, K2; and

    - that an investment in a company so dependent on the winter season would be inconsistent with the fund's investment strategy.

    Immediately after the private equity fund informed Ride that it was no longer interested in pursuing a transaction with Ride, Ride's management developed a list of high net worth investors, large and small equity funds and potential industry and non-industry parties for the purpose of, among other things, identifying potential buyers, equity investors or strategic partners and/or forming a syndicate of investors to purchase convertible preferred stock on the same terms that were discussed with the private equity fund. Ride sent out numerous due diligence packages in an effort to attract interest to Ride. Although Ride had many conversations with third parties which resulted in its meeting other interested entities, Ride was unable to find sufficient investors to purchase the convertible preferred stock. The lack of interest was due to many factors, including the seasonality of the business, Ride's increasing debt load, perceptions of the limited profit potential in the sporting goods industry, and inconsistencies between potential investors' investment portfolio and Ride's business.

    In May and early June 1999, Ride's financial and liquidity problems worsened. After the private equity fund terminated its interest in Ride, CIT would no longer waive application of the inventory sub-limits on the CIT line of credit with the result that Ride ceased to have sufficient working capital. Ride's chief executive officer was forced to travel to China to convince Ride's suppliers to continue to manufacture products for the next 30 days for Ride in the absence of the opening of new letters of credit. Ride's chief executive officer also sought unsuccessfully for alternative financing from sources in Asia. On May 21, 1999, Ernst & Young LLP resigned as independent auditors for Ride, as a result of Ride's inability to satisfy its fee obligations to Ernst & Young. In the last week of May, as a result of overdrafts on its US Bank checking account of approximately $580,000, Ride's account was closed and Ride was unable to write checks on that account, although Ride continued to obtain minimal advances under the CIT line of credit.

    Based on Ride's need for immediate financing at such time, Ride, through the Ernst & Young reorganization and restructuring group, Ladenburg Thalmann, and its own efforts, attempted to raise short term bridge financing with various financial institutions, including CIT and several other financial institutions. All of these efforts were unsuccessful for one or more of the following reasons:

THE MERGER                             26

    - Ride was unable to negotiate financing terms that would satisfy Ride's short-term and long-term need for operating capital;

    - the terms offered by these institutions were not consistent with the long-term stability and viability of Ride's business;

    - the terms offered by these institutions were unacceptable to Ride's senior lenders; and

    - without an equity partner, which Ride had been unsuccessful in identifying, these institutions were not willing to supply Ride with the necessary level of borrowing availability.

    In late May 1999, Ride also began discussions with an investment fund that stated that it was prepared to provide a convertible loan of $2.0 million. Ride continued discussions with this group through June and early July 1999.

    On June 2, 1999, Ride announced its preseason orders and was contacted by a European winter sporting goods company with respect to a possible acquisition of Ride. Ride received a preliminary verbal proposal from this company to acquire convertible preferred stock of Ride for an aggregate purchase of $15.0 million. The conversion terms of the preferred stock would have allowed this suitor to effectively acquire 2/3 of Ride's common stock for a per share price of $0.57. This proposal was contingent on the completion of a due diligence investigation which the potential acquiror indicated that it would not be able to initiate until mid-July 1999. Ride's board considered this offer and determined that it was not in the best interests of shareholders because the conversion rate proposed was substantially below the market value of Ride's common stock and the transaction accordingly would have had a severely dilutive effect on Ride's shareholders.

    In June 1999, based on Ride's recent operating results, its worsening liquidity and financial condition, the unavailability of continued short-term and long-term financing on terms acceptable to Ride, and the events described above, the management and board of directors of Ride determined that, if Ride did not enter into a merger or sale transaction, it was very likely Ride would be required to seek protection from creditors under bankruptcy laws or severely curtail its operations. Accordingly, in mid-June 1999, members of Ride's board encouraged management to renew discussions with the potential strategic buyer with whom Ride had previously discussed a possible sale transaction and again encouraged Ride's management to engage the Ernst & Young LLP reorganization and restructuring group to approach other third parties with respect to the possible sale of the company.

    In the context of this determination, Robert Marcovitch, Chief Executive Officer of Ride, and Richard Rodstein, President and Chief Executive Officer of K2, initiated discussions during June, 1999 and furthered these discussions during the weekend of July 2, 1999 - July 4, 1999, at which time K2 expressed interest in exploring the potential acquisition of Ride.

    During the week of July 4, representatives of K2 met with management of Ride in Preston, Washington, to conduct due diligence concerning Ride's business, contracts, financial condition and legal matters. In early July 1998, Ride's management again contacted the European winter sporting goods company that had previously submitted a preliminary proposal to indicate the urgency of obtaining a final formal offer. Ride indicated that while the initial proposal was unacceptable, it would encourage a further offer. The European sporting goods company affirmed its interest, but indicated that it was not prepared to make an offer at that time.

    On July 8, 1999, Ride's common stock was dropped from the NASDAQ national market system and began trading on the NASDAQ OTC Bulletin Board system because Ride's common stock price had fallen below $1.00 per share and had not improved since January, 1999 to a level above this $1.00 threshold. At this time, based on the delisting, the investment fund discussed above terminated its discussions with Ride concerning the possible $2.0 million convertible loan to Ride.

THE MERGER                             27

    Negotiations concerning the terms of a potential transaction occurred during the weeks of July 12 and July 19, principally between Robert Marcovitch, on behalf of Ride, and Richard Rodstein, on behalf of K2. During the course of these discussions, Mr. Marcovitch consulted on a frequent basis with the Ride board of directors. In the course of the negotiations, K2 and Ride considered the possible synergies that could be created in a combination of the two companies, and the potential impact of the transaction on the market for their products. K2 and Ride addressed the need to provide for interim financing to enable Ride to pay specific creditors and make payments to product suppliers to obtain the fulfillment of this winter's purchase orders. K2 and Ride included some of Ride's existing creditors in the discussions in an effort to structure a financing plan that would provide K2 with some measure of security for the repayment of any loans. It was agreed that K2 would loan Ride $2.0 million to cover certain outstanding obligations and to make some payments to suppliers. Because the $2.0 million loan was still insufficient to fulfill Ride's existing orders, it was determined that Ride would assign to K2 a portion of its purchase orders and K2 would assume responsibility for fulfilling the orders. See "Interim Transactions--Interim Financing By K2" and "--Binding and Apparrel Agreement.

    At meetings on July 21 and July 22, 1999, the merger agreement, the $2.0 million loan from K2 and the assignment of Ride's purchase orders were approved and authorized by the boards of directors of both K2 and Ride. On July 22, 1999, Ride and K2 executed the merger agreement.

RECOMMENDATION OF THE RIDE BOARD AND RIDE'S REASONS FOR THE MERGER

    The Ride board of directors believes that the merger is advisable, fair to and in the best interests of Ride and Ride shareholders. Accordingly, the Ride board of directors has unanimously approved the merger agreement and unanimously recommends that Ride shareholders vote for approval of the merger.

    Market acceptance of Ride's products remains strong, and Ride recently announced that pre-season orders are up 26% over the prior year. However, without immediate financial assistance Ride would be unable to obtain the products necessary to fill these orders. Ride's board of directors has concluded, after an exhaustive exploration of alternatives, that immediate financial assistance would not be available to it on satisfactory terms, if at all, except in the context of a merger with a stronger company.

    In connection with the merger agreement, K2 provided $2.0 million of immediate financing to Ride, and assumed responsibility for obtaining the necessary product and fulfilling North American binding and apparel customer sales orders totaling approximately $8.4 million. Before the K2 arrangements, described under the caption "Interim Transactions--Interim Financing By K2", Ride was overdue in payment of nearly $400,000 owing to Ride's binding supplier in China for product sold in the 1998-1999 winter season, as well as additional sums for tooling charges for the upcoming 2000 winter season and was unable to meet letter of credit requirements for product to be shipped for this winter's season.

    As of June 30, 1999, Ride had approximately $9.7 million of indebtedness for borrowed money in default or potentially in default absent waivers or agreements of forbearance. In addition, as of June 30, 1999, Ride had an additional $7.1 million of indebtedness, including accounts payable, that was either overdue or due for payment within 60 days. In addition, Ride's revolving credit facility with CIT was subject to potential cancellation by CIT. In light of Ride's difficult financial position, and the defaults or potential defaults on its outstanding indebtedness, in the absence of the merger or other strategic transaction, there is no assurance that Ride would be able to continue in business without the protection of the bankruptcy laws. In this event, the value of Ride's common equity could be significantly diminished.

    At its July 22, 1999 meeting, the board reviewed the company's financial and liquidity difficulties as described above, and thoroughly reviewed Ride's relationships with overseas creditors and the

THE MERGER                             28
immediate need to provide more secure credit arrangements to these suppliers. In addition, Ride's chief executive officer, Robert Marcovitch, gave a detailed presentation describing the conversations, discussions and negotiations that Ride had engaged in during the last 12 months with high net-worth investors, private equity funds, strategic buyers and asset-based lenders as part of Ride's efforts to raise short-term and long-term financing and to find a strategic partner or potential acquirer, as described above under "Background of the Merger". The board also reviewed all aspects of the merger, the short-term financing being provided by K2, and the sale of customer orders to K2, and reviewed the merger agreement and all other agreements relating to these transactions. The board also reviewed the proposed timing of the offer and K2's prior efforts and commitments to close the transaction in a timely manner.

    Based upon these presentations and information known to it, the Ride board of directors concluded that the merger represented the most favorable transaction available to maximize shareholder values. In addition to the foregoing, in reaching its conclusion, the board considered the following, among other factors:

    - K2's quality, strength and reputation as a multi-line manufacturer of recreational products, including skis and snowboards;

    - K2's ability and willingness to provide immediate financing to Ride at a reasonable cost and upon terms that were acceptable to Ride's senior lenders, and the fact that Ride's senior lenders were willing to restructure Ride's debt based upon K2's short-term financing and merger proposal;

    - K2's ability and willingness to immediately assume responsibility to fulfill Ride's customer orders, given the critical importance to Ride's long-term interests of non-interruption in the satisfaction of these customer orders;

    - the price history of K2's stock, including the fact that K2 shares are currently trading at a fraction of approximately 1/2 of their 52-week high and at 2/3 of the net book value of K2's tangible assets, and the resulting potential for Ride shareholders to realize appreciation in the value of K2 stock;

    - the fact that K2 and Ride share many suppliers and the likelihood that a strategic transaction with K2 would result in minimal disruption in Ride's relationship with these suppliers as a result of K2's strong relationships with these suppliers;

    - potential cost savings and marketing advantages through the combination of Ride and K2 products, and the complimentary position of the combined family of brands that a merger would create;

    - K2's solid history of completing acquisitions after entering into definitive agreements;

    - K2's location and presence in the Seattle, Washington area, reducing potential disruption to employees and maximizing the potential to retain Ride's experienced staff;

    - the fact that K2's presence in Washington would allow the combined company to build on Ride's Pacific Northwest heritage, a regional identification that Ride believes the customers value;

    - publicly available information concerning K2, including K2's historical financial statements and results of operations;

    - the merger will afford Ride shareholders who desire to do so the opportunity to maintain their investment in one of the major participants in the winter sports equipment industry; and

    - the tax-free nature of the merger.

THE MERGER                             29

    The board of directors considered all of these factors on a qualitative basis, and did not assign relative weight to them.

    THE RIDE BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF RIDE AND RIDE SHAREHOLDERS. ACCORDINGLY, THE RIDE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT RIDE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

OPINION OF RIDE'S FINANCIAL ADVISOR

    Ride engaged Ladenburg Thalmann on April 15, 1999 to act as its exclusive financial advisor in connection with the possible sale of Ride or any of its assets, business or equity, debt or other securities or the acquisition or elimination of securities held by the shareholders of Ride and to render one or multiple fairness opinions to the board of directors of Ride as to whether or not the consideration to be paid to Ride or the shareholders of Ride in any such transaction is fair, from a financial point of view, to the public shareholders of Ride. Ladenburg Thalmann was selected by the Ride board based on Ladenburg Thalmann's qualifications, expertise and reputation, as well as Ladenburg Thalmann's prior investment banking relationship and familiarity with Ride. Ladenburg Thalmann, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    On August 5, 1999, Ladenburg Thalmann delivered its opinion to Ride to the effect that, as of such date, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of common stock of Ride in the merger was fair, from a financial point of view, to such holders.

    On August 9, 1999, Ladenburg Thalmann made a presentation at a special meeting of Ride's board of directors. At this meeting, Ride's directors and representatives of Ladenburg Thalmann discussed Ladenburg's analyses, assumptions, and considerations in reaching their opinion.

    The full text of the opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Ladenburg Thalmann, is incorporated herein by reference. The summary of Ladenburg Thalmann's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. RIDE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE LADENBURG THALMANN OPINION IN ITS ENTIRETY. In reading the discussion of the fairness opinion set forth below, Ride shareholders should be aware that the Ladenburg Thalmann opinion:

    - was provided to the Ride Board of Directors for its information and is directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of common stock of Ride in the merger;

    - did not constitute a recommendation to the Ride Board of Directors in connection with the merger;

    - does not address the merits of the underlying decision by Ride to engage in the merger or the price or range of prices at which shares of Ride common stock may trade subsequent to the announcement of the merger or K2 common stock may trade subsequent to the consummation of the merger; and

    - does not constitute a recommendation to any holder of Ride common stock as to how such shareholder should vote on the merger.

    Although Ladenburg Thalmann evaluated the fairness, from a financial point of view, of the consideration to be received by the holders of common stock of Ride in the merger, the exchange ratio

THE MERGER                             30
itself was determined by Ride and K2 through arm's length negotiations. Ladenburg Thalmann was not asked to, and did not, provide advice to Ride during the course of such negotiations. Ride did not provide specific instructions to, or place any limitations on, Ladenburg Thalmann with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion. In connection with the preparation of its opinion, Ladenburg Thalmann was not authorized by Ride or the Ride board of directors to solicit, nor did Ladenburg Thalmann solicit, third-party indications of interest for the acquisition of all or any part of Ride.

    In its review of the merger, and in arriving at its opinion, Ladenburg Thalmann, among other things:

    - reviewed the publicly available consolidated financial statements of K2 for recent years and interim periods to date and other relevant financial and operating data of K2, including its capital structure, made available to it from published sources;

    - reviewed the publicly available consolidated financial statements of Ride for recent years and interim periods to date and other relevant financial and operating data of Ride made available to it from published sources and from the internal records of Ride;

    - reviewed internal financial and operating information relating to Ride prepared by the senior management of Ride;

    - discussed the business, financial condition and prospects of Ride with members of senior management of Ride;

    - reviewed the recent reported prices and trading activity for the common stock of K2 and Ride and compared such information and financial information for K2 and Ride with similar information for other companies engaged in businesses it considers comparable;

    - reviewed the financial terms, to the extent publicly available, of merger and acquisition transactions of comparable size;

    - reviewed the merger agreement, dated as of July 22, 1999; and

    - performed other analyses and examinations and considered other information, financial studies, analyses and investigations and financial, economic and market data as it deemed necessary or appropriate.

    Ladenburg Thalmann did not independently verify any of the information concerning Ride or K2 considered in connection with its review of the merger and, for purposes of its opinion, Ladenburg Thalmann assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Ladenburg Thalmann did not prepare or obtain any independent valuation or appraisal of any of the assets or liabilities of Ride or K2, nor did it conduct a physical inspection of the properties and facilities of Ride or K2. With respect to the financial forecasts and projections published by securities research analysts or provided to it by Ride and used in its analysis, Ladenburg Thalmann assumed that such forecasts and projections reflected the best currently available estimates and judgments of the expected future financial performance of K2 and Ride. For the purposes of its opinion, Ladenburg Thalmann also assumed that neither Ride nor K2 was a party to any pending transactions, including external financings, other than those contemplated that have been disclosed to Ladenburg Thalmann, recapitalizations or merger discussions, other than the merger and those activities undertaken in the ordinary course of conducting their respective businesses. For purposes of its opinion, Ladenburg Thalmann assumed that the merger will qualify as a tax-free reorganization under the Internal Revenue Code for the Ride shareholders. Ladenburg Thalmann's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion.

THE MERGER                             31

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Ladenburg Thalmann analyses set forth below is not a complete description of the analyses performed by Ladenburg Thalmann. In arriving at its opinion, Ladenburg Thalmann did not attribute any particular weight to any analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Ladenburg Thalmann believes that its analyses and the summary set forth below must be considered as a whole and that selection of portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Ladenburg Thalmann presentation to the Ride board and its opinion. In performing its analyses, Ladenburg Thalmann made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ride and K2. The analyses performed by Ladenburg Thalmann and summarized below are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

    The following is a brief summary of specific financial analyses performed by Ladenburg Thalmann in connection with providing its written opinion to the Ride Board of Directors on August 5, 1999.

    Ladenburg used both qualitative and quantitative assessments to evaluate Ride. Ladenburg Thalmann's fairness opinion is based on all the quantitative and qualitative analyses described herein.

QUANTITATIVE ANALYSES

    In developing its opinion, Ladenburg Thalmann calculated a range of values for Ride using four separate valuation approaches:

    - a market multiples analysis based upon comparable publicly traded-companies,

    - an acquisition multiples analysis based upon acquisitions of comparable companies over the previous three years,

    - a discounted cash flow analysis and

    - a takeover premium analysis.

    Ladenburg Thalmann also considered the historical trading price and volume of Ride's common stock in developing our opinion.

    MARKET MULTIPLES ANALYSIS. The market multiples analysis determines an implied public market value for Ride being valued by evaluating the public valuations of comparable companies competing in similar industries. In choosing comparable companies for Ride, Ladenburg Thalmann examined manufacturers of sporting goods equipment and athletic footwear and apparel of the same relative market capitalization as Ride. Ladenburg Thalmann examined eleven companies in the sporting goods equipment and athletic footwear and apparel industries, including Ride and K2: Candie's, Converse, Vans, Huffy, Cannondale, Marker, Variflex, First Team Sports and Rollerball.

    The multiples used for the market multiple analysis are derived by dividing the public valuations of comparable companies by certain measures of operating performance such as earnings before interest, taxes, depreciation and amortization or EBITDA, earnings before interest and taxes or EBIT, net income, and projected earnings per share or EPS, as developed by some research analysts. EBITDA and EBIT multiples are based on total enterprise value divided by each financial measure. Total enterprise value is defined as the market value of common stock, plus total debt, less cash and cash equivalents. Total enterprise value is essentially the value of a company assuming an unleveraged

THE MERGER                             32
capital structure. The net income and EPS multiples are derived by dividing the market value of the common stock in aggregate or per share, as appropriate, by net income or projected EPS.

    Ladenburg Thalmann used these multiples to calculate a range of public market values for Ride to develop an implied market multiple valuation of Ride. For total enterprise valuations developed using EBITDA and EBIT multiples, Ladenburg Thalmann generated the market value of Ride's equity by subtracting outstanding debt and adding excess cash and cash equivalents, if any. For valuations based on net income and projected EPS, Ladenburg Thalmann multiplied the entity's respective values by the appropriate median multiples to arrive at equity value. Based on this analysis, the range of implied per share equity values for Ride was $0.22 to $1.20.

    ACQUISITION MULTIPLES ANALYSIS. This analysis applies a similar methodology as the market multiples analysis, but relies upon multiples derived from merger and acquisition transactions involving target companies similar to Ride. For purposes of this analysis Ladenburg Thalmann analyzed mergers and acquisitions of comparable size in various industries completed between August 1997 and August 1999.

    For all of the comparable merger and acquisition transactions, Ladenburg Thalmann derived median multiples using various financial measures, including revenue, EBITDA, EBIT and net income multiples. For each of the transactions considered purchase price equals the amount paid for the target's equity, and total enterprise value equals purchase price, plus the target's outstanding interest-bearing debt, less cash and cash equivalents purchased.

    As in the market multiple analysis, Ladenburg Thalmann calculated an acquisition multiple valuation for Ride by utilizing median acquisition multiples to develop a valuation range. Equity valuations for Ride based on revenues, EBITDA and EBIT are calculated by multiplying its revenues, EBITDA and EBIT by the respective multiples, then subtracting total debt and adding cash and cash equivalents, if any. For valuations based on net income we multiplied the entity's net income by the net income median multiple to arrive at equity value. Based on this analysis, the implied per share equity value for Ride was $0.84.

    DISCOUNTED CASH FLOW ANALYSIS. The discounted cash flow analysis, referred to as the DCF Analysis, derives enterprise values based on the present value of a company's unleveraged free cash flows over a five year period, plus the present value of a company's total enterprise value in five years, referred to as the terminal value. The unleveraged free cash flows Ladenburg Thalmann used for purposes of completing the DCF Analysis are derived from projections provided by management of Ride. For purposes of this analysis unleveraged free cash flow equals after-tax EBIT, plus depreciation, less capital expenditures, plus any decreases or minus any increases in working capital. A company's unleveraged free cash flow provides a measure of how much cash it produces, irrespective of how it finances its operations, i.e., before interest income and expense.

    Ladenburg Thalmann developed the discount rate used to calculate the present value of Ride's future net cash flows and terminal value by estimating Ride's weighted average cost of capital. To estimate Ride's weighted average cost of capital, Ladenburg Thalmann used a standard capital asset pricing model formula to determine a weighted average cost of capital for each of Ride's comparable companies. For purposes of the DCF Analysis Ladenburg Thalmann adjusted the weighted average cost of capital upward for Ride because of its history of operating losses and its current debt levels and time to maturity on each debt instrument.

    Ladenburg Thalmann calculated the terminal value of Ride by applying a range of multiples based on the acquisition multiples analysis to Ride's EBITDA in the fifth year, the resulting value of which was then discounted to present value. By adding the present value of Ride's unleveraged free cash flows over the next five years and its terminal value, Ladenburg Thalmann arrived at a total enterprise valuation for Ride. Ladenburg Thalmann adjusted this total enterprise value by subtracting total debt

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and adding cash and cash equivalents, if any, to arrive at a valuation of Ride's equity. Based on this analysis, the range of implied per share equity values for Ride was $0.39 to $1.00.

    TAKEOVER PREMIUM ANALYSIS. The takeover premium analysis examines recent premiums paid in the acquisition of public companies. Premiums are defined, in percentage terms, as the excess, or shortfall, of the per share purchase price relative to the target's stock price prior to the announcement of the transaction. The percentage premiums are applied to Ride's average stock price for the 30 days immediately preceding the announcement of the transaction to derive a range of per share values for Ride. Based on this analysis, the range of implied per share equity values for Ride was $0.98 to $1.13.

QUALITATIVE CONSIDERATIONS

    Ladenburg Thalmann, in rendering its opinion, also considered the following factors:

    1. Ride has limited access to capital to execute its growth strategy given current debt levels, time to maturity on each debt instrument and Ride's history of operating losses.

    2. The transaction provides Ride shareholders with additional liquidity and limits equity holders' risk of a default situation.

    3. Without access to $2.0 million of interim financing provided by K2, Ride will not be able to meet current order requirements, which could have a substantial detrimental impact on future operating results.

    4. The combined companies expect to have competitive advantages in the sporting goods equipment and apparel industries due to their increased size and breadth of product lines.

    5. The companies have complementary product lines which, when operating on a combined basis, are expected to result in efficiencies in sourcing, production, marketing and distribution.

    6. The combined companies should experience significant cost savings due to the elimination of duplicative overhead costs.

    7. The structure of the merger consideration allows Ride shareholders to participate in potential share price appreciation and potential growth of the combined companies.

    8. Highly leveraged capital structure of the combined companies could hinder future growth and exposes the combined company's equity holders to risks associated with financial leverage.

    COMPARISON OF THE MERGER CONSIDERATION TO THE VALUES OF RIDE. Ladenburg Thalmann used the range of values from each of the analyses discussed above to develop a range of values for Ride to give a per share valuation range for Ride of $0.67 to $1.05. Ladenburg Thalmann compared the valuation range of Ride to the consideration to be paid for Ride as implied by the merger agreement and concluded that the consideration is fair, from a financial point of view, to the holders of common stock of Ride.

    The foregoing description of Ladenburg Thalmann's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as Appendix B to this proxy statement/prospectus.

    Ladenburg Thalmann, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Ladenburg Thalmann has acted as a financial advisor to the Ride Board in connection with the merger, and it will receive a fee for its services, which include the rendering of the fairness opinion.

    In the past, Ladenburg Thalmann has provided investment banking and other financial advisory services to Ride and is due fees for rendering these services. Under to an engagement letter dated

THE MERGER                             34

April 15, 1999, Ride has agreed to pay Ladenburg Thalmann a fee of $75,000 in connection with the delivery of the fairness opinion rendered on August 5, 1999. Ride has agreed to pay Ladenburg Thalmann, upon consummation of the merger, a total fee of $300,000 for the opinion and for the services previously rendered. If the merger is not consummated, Ride may not be able to pay this amount. Ride also has agreed to reimburse Ladenburg Thalmann for its reasonable out-of-pocket expenses and to indemnify Ladenburg Thalmann against specific liabilities, including liabilities under the federal securities laws or relating to or arising out of Ladenburg Thalmann's engagement as financial advisor.

THE MERGER

    Once the conditions to completing the merger contained in the merger agreement have been satisfied or waived, the merger will be completed in accordance with Washington and Delaware law. Ride will become a wholly-owned subsidiary of K2 and you will become K2 shareholders.

CLOSING

    The closing date of the merger will be a date specified by K2 and Ride, but will be no later than two business days after the latest to occur of the approval of the merger by Ride's shareholders or the expiration of applicable writing periods under the Hart-Scott-Rodino Antitrust Improvements Act. K2 and Ride anticipate that the merger will close no later than ______ __, 1999. A delay in obtaining any required governmental approval, however, may delay closing the merger. We cannot assure you if or when these approvals will be obtained or that the merger will, in fact, be completed. If the merger does not occur on or before December 1, 1999, the merger agreement may be terminated by either K2 or Ride, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements in the merger agreement. See "-- Conditions to Completing the Merger."

CONVERSION OF RIDE STOCK; TREATMENT OF RIDE STOCK OPTIONS AND WARRANTS

    As a result of the merger, each share of Ride common stock will automatically become the right to receive from K2 a fraction of a share of K2 common stock. The exact fraction of a K2 share to be exchanged for each Ride share will be equal to $1.00 divided by the average closing price of K2 stock over a period of five days ending three business days before completion of the merger, but not less than 1/12 nor more than 1/10. Because the market price of K2 common stock fluctuates, the value of K2 common stock that Ride shareholders receive in the merger may increase or decrease both before and during the period after the valuation has been set, but before the merger occurs.

    As a result of the merger, each share of Ride series A 7% cumulative convertible nonvoting preferred stock will automatically become the right to receive from K2 the number of K2 common shares equal to the liquidation preference of the preferred stock divided by the average market price of K2 stock during the period referred to above, but not more than $12 nor less than $10.

    Shares of Ride common stock held by K2 or Ride's subsidiaries and all treasury shares will be cancelled.

    Each stock option to acquire Ride common stock granted under Ride's stock option and incentive plans, which we refer to as the Ride stock plans, and each warrant to acquire Ride common stock outstanding and unexercised immediately before the merger will be converted automatically in the merger into a stock option and warrant, respectively, to purchase K2 common stock. In each case, the number of shares of K2 common stock subject to the new K2 options and warrants will be equal to the number of shares of K2 common stock that the holder of the option or warrant would have been entitled to receive in the merger had the holder exercised the option or warrant in full immediately before the merger occurs at a price per share equal to the aggregate pre-merger exercise price divided

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
by the number of shares of K2 common stock to be issued in exchange for each share of outstanding Ride common stock. For example, assuming that 1/10th of a share of K2 common stock will be issued for each Ride share, an option to purchase 10 shares of Ride common stock with an exercise price per share before the merger of $1.00 per share would be converted into an option to purchase one share of K2 common stock at an exercise price of $10.00. The terms of each new K2 option and warrant will be substantially the same as the corresponding Ride option and warrant.

    As soon as practicable after the merger occurs, K2 will deliver to the holders of Ride options and warrants notices that describe these holders' rights under the Ride stock plans and warrants, as applicable, and confirmation that the terms of the agreements evidencing the grants of the options or warrants continue subject to adjustments giving effect to the merger.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

    K2 will deliver to its designated exchange agent certificates representing the shares of K2 common stock, and cash instead of any fractional shares that would otherwise be issued to shareholders under the merger agreement in exchange for the outstanding shares of Ride common stock.

    As soon as practicable after the merger occurs, the exchange agent will mail to Ride shareholders a form of transmittal letter. The form of transmittal letter will contain instructions for the surrender of certificates representing Ride common stock.

    PLEASE DO NOT RETURN RIDE COMMON STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND DO NOT FORWARD YOUR CERTIFICATES TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FOLLOWING THE MERGER.

    Upon surrender of the certificates representing Ride common stock after the merger, you will be paid cash instead of any fractional shares of K2 common stock you would otherwise receive. The amount of cash you receive instead of a fractional share will be equal to:

    - the fraction of a share you would otherwise receive, multiplied by

    - the average of the closing prices of K2 common stock, as reported on the New York Stock Exchange Composite Transactions reporting system, for the five trading days ending on the third business day before the merger.

    K2 will pay you dividends or other distributions declared on K2 common stock only after the merger has occurred and after you have surrendered your Ride certificates.

    If a certificate for Ride common stock has been lost, stolen or destroyed, the exchange agent will issue your shares of K2 common stock and any cash instead of a fractional share only after you have delivered an affidavit as to the loss, theft or destruction of the certificate and as to your ownership of the certificate. Ride or the exchange agent may require you to post bond in an amount as K2 or the exchange agent may determine is necessary as an indemnity against any claim that may be made against K2 with respect to the lost, stolen or destroyed certificate.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains representations and warranties of K2 and Ride. These include:

    - due organization, existence, good standing and qualification to do business and, in the case of Ride, its subsidiaries;

    - capitalization and, in the case of Ride, the capitalization of its subsidiaries;

    - corporate power and authority to enter into the merger agreement and perform its obligations under the merger agreement;

THE MERGER                             36

    - compliance of the merger agreement with each party's charter documents, significant agreements and applicable law;

    - governmental and third-party approvals;

    - each party's financial statements and filings with the Securities Exchange Commission;

    - broker's fees arising from the merger;

    - absence of significant and negative changes in its business since March 31, 1999;

    - absence of significant legal proceedings and injunctions;

    - accuracy of the information about each party included in this proxy statement/prospectus;

    - each party's and Ride's subsidiaries' compliance with applicable law;

    - each party's tax returns;

    - absence of undisclosed liabilities;

    - absence of significant environmental liabilities; and

    - qualification of the merger as a reorganization under 368(a) of the Internal Revenue Code.

    The merger agreement contains additional representations and warranties of Ride. These include its:

    - employee benefit plans and related matters;

    - insurance;

    - lawful business practices;

    - affiliates;

    - intellectual property;

    - title to properties;

    - product warranties and guaranties;

    - significant contracts and leases, including with customers and suppliers; and

    - "Year 2000" compliance.

CONDUCT OF BUSINESS PENDING THE MERGER AND OTHER AGREEMENTS

    Each of K2 and Ride has agreed to do several things before the merger occurs. These include:

    - conducting its business in the ordinary course;

    - seeking to preserve intact its business organization and advantageous business relationships;

    - retaining the services of its current officers and employees; and

    - preserving its relationships with customers, suppliers and others having business dealings with it.

    K2 and Ride have also agreed to:

    - cooperate with each other and use all reasonable efforts to make all filings, and to obtain consents and approvals of all third parties and governmental authorities necessary to complete the merger, to contest any legal proceeding relating to the merger and to comply with the terms and conditions of these consents and approvals;

THE MERGER                             37

    - promptly tell the other party about any events or circumstances that would cause any representations or warranties to not be true or any obligations not to have been fulfilled;

    - use all reasonable efforts to take all actions to comply promptly with legal requirements imposed on it and to complete the merger; and

    - consult with each other before issuing press releases or public statements regarding the merger.

    K2 has also agreed to use all reasonable efforts to list its shares to be issued in the merger on the New York Stock Exchange. Subject to the merger agreement, K2 has agreed to use all reasonable efforts to cause the merger to occur as soon as practicable after Ride shareholders approve the merger.

    Ride has agreed to furnish to K2 all information about itself and its subsidiaries as K2 reasonably requests.

    Unless the merger agreement permits, Ride has agreed for itself and its subsidiaries not to:

    - amend its charter documents;

    - issue or agree to issue any stock of any class or any other securities or equity equivalents except for shares of Ride common stock issued under options granted before the date of the merger agreement;

    - split, combine or reclassify any shares of its capital stock;

    - declare, set aside or pay any dividend or other distribution in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock;

    - redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

    - adopt a plan of complete or partial liquidation, dissolution, merger, or other reorganization other than the merger with K2;

    - alter any subsidiary's corporate structure or ownership;

    - incur, assume or issue any debt, except for borrowings under existing lines of credit in the ordinary course of business;

    - become liable or responsible for the obligations of any other person except for obligations of subsidiaries incurred in the ordinary course of business;

    - make any loans, advances or capital contributions to or investments in any other person, other than to subsidiaries or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice;

    - encumber its shares of capital stock;

    - mortgage or pledge any of its material assets or create or suffer to exist any material lien thereupon;

    - except as may be required by law, enter into, adopt or amend or terminate any employee compensation, benefit or similar plan or increase any compensation or fringe benefits, except Ride may increase annual compensation and/or provide for or amend bonus arrangements for employees for fiscal 1999 in the ordinary course of year-end compensation reviews consistent with past practice;

    - acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $25,000 in the aggregate, other than sales of its products in the ordinary course of business consistent with past practices;

THE MERGER                             38

    - except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

    - revalue in any material respect any of its assets other than in the ordinary course of business;

    - acquire any business or other entity;

    - enter into any significant agreement other than in the ordinary course of business consistent with past practice;

    - modify or waive any right under any of its significant contracts;

    - modify its standard warranty terms for its products or modify any product warranties in effect in any significant and negative manner;

    - authorize any new capital expenditure or expenditures that individually is in excess of $25,000 or in the aggregate are in excess of $100,000, except that Ride and its subsidiaries may make any capital expenditure required under existing customer contracts;

    - make any tax election or settle or compromise any income tax liability; or

    - settle or compromise any legal action that relates to the merger agreement or would have a negative effect on Ride.

    Ride has also agreed to use all reasonable efforts not to take any action that would make any of the representations or warranties of Ride contained in the merger agreement untrue or incorrect.

    K2 has agreed that neither K2 nor any of its subsidiaries will, without the prior written consent of Ride:

    - take any action that would result in a failure to maintain the trading of K2 common stock on the New York Stock Exchange;

    - agree to acquire any business entity, if the transaction would prevent or materially delay the merger;

    - propose to adopt any amendments to its charter documents; or

    - adopt a plan of complete or partial liquidation or dissolution.

    The merger agreement restricts Ride's ability to discuss or negotiate proposals for certain significant transactions with anyone other than K2. These provisions require Ride not to have or continue discussions with anyone else for any third party acquisition, except as noted below.

    We use the term third party acquisition to mean any of the following:

    - an acquisition of Ride;

    - the acquisition of any significant portion of Ride's assets, other than the sale of its products in the ordinary course of business consistent with its past practices;

    - an acquisition of 15% or more of the outstanding shares of Ride common stock;

    - Ride's adoption of a plan of liquidation or declaration or payment of an extraordinary dividend;

    - Ride's repurchase of more than 10% of its outstanding shares; or

    - Ride's acquisition of any interest or investment in any business whose annual revenue, net income or assets is equal to or greater than 10% of the annual revenue, net income or assets of Ride.

THE MERGER                             39

    Ride has agreed that it will:

    - not encourage, solicit or participate in discussions with or provide any non-public information to anyone except K2 concerning any third party acquisition. The merger agreement does not, however, prohibit the Ride board of directors from taking and disclosing to Ride shareholders a position contemplated by Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934 with regard to a tender or exchange offer made by someone other than K2;

    - notify K2 if Ride receives any communication about a third party acquisition; and

    - advise K2 from time to time of the status and any significant developments concerning any communication about a third party acquisition.

    Except as described above, the Ride board of directors may not withdraw its recommendation of the merger or approve or recommend, or cause Ride to enter into any agreement with respect to, any third party acquisition. If the Ride board of directors by a majority vote determines, however, in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Ride board of directors may withdraw its recommendation of the merger or approve or recommend any BONA FIDE proposal to acquire more than 50% of the shares of Ride common stock then outstanding, or all or substantially all of Ride's assets, on terms that the Ride board by a majority vote determines in good faith, based on the written advice of Ladenburg Thalmann or another well-known financial advisor, to be more favorable to Ride shareholders than the merger with K2.

    The Ride board of directors may recommend a superior proposal only after providing written notice to K2 advising K2 that the Ride board of directors has received this proposal. This notice must specify the significant terms and conditions and identify the person making the superior proposal. K2 will then have five business days to make an offer that the Ride board of directors by a majority vote determines in good faith, based on the written advice of a well-known financial advisor, to be at least as favorable to Ride shareholders as the superior proposal. If K2 fails to make this offer, Ride may enter into an agreement with respect to the superior proposal only after the merger agreement is terminated in accordance with its terms and Ride has paid all of the $1.0 million liquidated damages due to K2 under the merger agreement as described below under "--Termination of the Merger Agreement--LIQUIDATED DAMAGES AND EXPENSES". Any disclosure that the Ride board of directors must make with respect to a proposed third party acquisition or otherwise in order to comply with its fiduciary duties under Delaware law or Rule 14d-9 of 14e-2 under the Securities Exchange Act of 1934 will not be a violation of the merger agreement, so long as the disclosure states that the Ride board of directors will not take any action in violation of the provisions described above.

CONDITIONS TO COMPLETING THE MERGER

    Neither of K2 nor Ride must complete the merger unless:

    - Ride shareholders have approved the merger agreement;

    - no law or order by any United States federal or state court of governmental authority prohibits or restricts the merger;

    - any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired;

    - they have received all governmental approvals or other requirements necessary to complete the merger and generally operate Ride's business after the merger as it was operated before the merger; and

    - the registration statement containing this proxy statement/prospectus is not subject to any stop order or proceedings seeking a stop order by the Securities and Exchange Commission.

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
    Ride will not be required to complete the merger unless:

    - except for insignificant defects, K2's representations and warranties in the merger agreement are true on the closing date of the merger;

    - K2 has performed each of its agreements to be performed before the merger;

    - the K2 common stock issuable to Ride shareholders in the merger will be listed on the New York Stock Exchange;

    - Ride has received an opinion from its tax counsel stating that generally the merger will be tax-free to Ride, K2 and Ride shareholders for federal income tax purposes;

    - Ride has received an opinion from K2's legal counsel relating to K2's corporate status and the merger;

    - K2 has received any significant and necessary consents and approvals for completing the merger; and

    - there has been no significant and negative event regarding K2.

    K2 will not be required to complete the merger unless:

    - except for insignificant defects, Ride's representations and warranties contained in the merger agreement are true on the closing date of the merger;

    - K2 has received letters from Ride's affiliates for tax purposes;

    - there has been no significant and negative event regarding Ride;

    - K2 has received the opinion of its tax counsel stating that generally the merger will be tax-free for federal income tax purposes;

    - K2 has received the opinion of legal counsel to Ride relating to Ride's corporate status and the merger; and

    - Ride has received the consent or approval of each person required to permit Ride to maintain any obligation, right or interest under some of Ride's agreements.

    We cannot assure you that all of the conditions to completing the merger will be satisfied or waived.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

    GENERAL. K2 and Ride have agreed to use all reasonable efforts to do all things reasonably necessary under applicable laws to complete the merger. These things include:

    - obtaining consents of all third parties and governmental authorities necessary to complete the merger; and

    - contesting any legal action designed to prevent the merger.

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the U.S. Federal Trade Commission's rules, we may not complete the merger until we have filed the required notifications with the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice, and have waited a specified period of time. K2 and Ride intend to file the notifications required under the Hart-Scott-Rodino Act, as well as specific information required to be given to the Federal Trade Commission and the Justice Department. Until the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period expires, the Justice Department, the Federal Trade commission or any state or foreign governmental authority could take action under the antitrust laws as

THE MERGER                             41
it deems necessary in the public interest. This action could include seeking to enjoin the merger or seeking K2's divestiture of Ride or Ride's divestiture of its or K2's businesses. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

    Based on information available to them, K2 and Ride believe that the merger will comply with all significant federal, state and foreign antitrust laws. We cannot assure you, however, that there will not be a challenge to the merger on antitrust grounds or that, if this of challenge were made, we would prevail.

    FILINGS WITH THE SECRETARY OF STATE OF THE STATE OF WASHINGTON. Articles of Merger must be filed with the Secretary of State of the State of Washington to consummate the merger.

    K2 and Ride are not aware of any other regulatory approvals or actions that are required for the merger. If any additional governmental approvals or actions are required, we intend to try to obtain them. We cannot assure you, however, that we will be able to obtain any additional approvals or actions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following discussion addresses the material federal income tax considerations of the merger that are generally applicable to Ride stockholders exchanging their Ride stock for K2 common stock. This discussion does not deal with all federal income tax considerations that may be relevant to particular Ride stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are banks, insurance companies or tax-exempt organizations, who are subject to alternative minimum tax, who hold their shares as part of a hedge, straddle or other risk reduction transaction, who are foreign persons or who acquired their Ride stock through stock option or stock purchase programs or otherwise as compensation. In addition, it does not address the tax consequences of the merger under foreign, state or local tax laws.

    RIDE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

    The following discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, as they are currently in effect, all of which are subject to change. Any such changes could be applied retroactively and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to K2, Ride and/or their stockholders.

    Neither K2 nor Ride has requested or will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. To meet a condition to consummation of the merger, Gibson, Dunn & Crutcher LLP, counsel to K2, will render the following opinions with regard to the material U.S. federal income tax consequences of the merger:

    - The merger will constitute a reorganization under Section 368(a) of the code.

    - Each of K2 and Ride will be a party to the reorganization within the meaning of Section 368(b) of the code.

    - No gain or loss will be recognized by a Ride stockholder upon the receipt of K2 common stock solely in exchange for their Ride stock in the merger, except for gain resulting from cash received in lieu of fractional shares as discussed below.

    - The aggregate tax basis of the K2 common stock received by a Ride stockholder in the merger, including any fractional share of K2 common stock for which cash is received, will be the same as the aggregate tax basis of the Ride stock exchanged for the K2 stock.

THE MERGER                             42

    - The holding period of the K2 common stock received by each Ride stockholder in the merger will include the period for which the Ride stock exchanged therefor was considered to be held, provided that the Ride stock was held as a capital asset at the time of the merger.

    - A Ride stockholder receiving cash instead of a fractional share of K2 common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the stockholder's basis in the fractional share.

    - No gain or loss will be recognized by holders of Ride warrants upon the receipt of K2 warrants solely in exchange for their Ride warrants in the merger.

    - Neither K2 nor Ride will recognize gain or loss solely as a result of the merger.

    These opinions of counsel will be subject to the limitations and qualifications referred to in this discussion, and will be conditioned upon the following assumptions:

    - The truth and accuracy at all relevant times of the statements, covenants, representations and warranties contained (1) in the merger agreement, (2) in the representations from Ride, K2, and KT Acquisition, Inc. that are delivered to counsel and that are substantially in the forms contained in Exhibits D-1 and D-2 of the merger agreement, referred to as the tax representation letters, and (3) in all other instruments and documents related to K2 and Ride that are relied upon by counsel for those opinions.

    - The performance of all covenants contained in the merger agreement and the tax representation letters without waiver or breach of any material provision thereof.

    - The accuracy of any representation or statement made "to the best of knowledge" or qualified in a similar manner.

    - The reporting of the merger as a reorganization under Section 368(a) of the code by K2 and Ride in their respective federal income tax returns.

    - Other customary assumptions as to the accuracy and authenticity of documents provided to counsel.

    Opinions of counsel are not binding on the Internal Revenue Service or the courts. If the Internal Revenue Service determines successfully that the merger is not a reorganization within the meaning of Section 368(a) of the code, Ride stockholders would have to recognize gain or loss with respect to each share of Ride stock surrendered equal to the difference between the tax basis in the share and the fair market value of the K2 common stock received in exchange for the Ride share. In such event, a Ride stockholder's aggregate tax basis in the K2 common stock received would equal its fair market value, and the stockholder's holding period for the stock would begin the day after the merger.

    A recipient of shares of K2 common stock will recognize gain to the extent that the shares are received in exchange for services or property other than solely Ride stock. All or a portion of this gain may be taxable as ordinary income. A Ride stockholder would also have to recognize gain to the extent that he or she received consideration other than K2 common stock in exchange for Ride stock.

TERMINATION OF THE MERGER AGREEMENT

    TERMINATION. The merger agreement may be terminated at any time before the merger, before or after it has been approved by Ride shareholders. This termination may occur in the following ways:

    - K2 and Ride both decide to terminate it.

    - K2 or Ride decides to terminate it because:

       1. a United States court or other governmental authority has issued a non-appealable, final ruling prohibiting the merger; or

THE MERGER                             43

       2. the merger is not completed by December 1, 1999, unless the failure to close by that date is due to the failure of the party seeking to terminate the merger agreement to perform its agreements in the merger agreement.

    - Ride decides to terminate it because:

       1. K2's representations or warranties in the merger agreement are untrue to the extent that the conditions to Ride's obligation to complete the merger could not be satisfied by December 1, 1999, so long as Ride has not seriously breached its own obligations under the merger agreement;

       2. K2 failed to perform its agreements in the merger agreement, and this failure substantially adversely affects K2 or the merger, so long as Ride has not seriously breached its own obligations in the merger agreement;

       3. Ride has failed to obtain its shareholders' approval of the merger agreement; or

       4. the Ride board has received an unsolicited superior proposal and determined that it is required to terminate the merger agreement in exercise of its fiduciary duties. As a condition to any such termination, Ride's board of directors must give K2 a chance to at least match the superior proposal and Ride must pay liquidated damages as described below.

    - K2 decides to terminate it because:

       1. Ride's representations or warranties in the merger agreement are untrue to the extent that the conditions to K2's obligations to complete the merger could not be satisfied by December 1, 1999, so long as K2 has not seriously breached its own obligations in the merger agreement;

       2. Ride has failed to perform its agreements in the merger agreement, and this failure substantially adversely affects Ride or the merger, so long as K2 has not seriously breached its own obligations in the merger agreement;

       3. the Ride board has recommended to its shareholders a superior proposal;

       4. the Ride board has withdrawn or negatively modified its recommendation of the merger with K2;

       5. Ride has stopped using all reasonable efforts to hold a shareholders' meeting to vote on the merger with K2; or

       6. Ride convened a meeting of the Ride shareholders to vote on the merger but did not obtain their approval.

    EFFECT OF TERMINATION. Even after the merger agreement has been terminated, its confidentiality and fees and expenses provisions will remain in effect. Also, termination will not relieve either party from liability for any breach by it of the merger agreement before it was terminated.

    LIQUIDATED DAMAGES AND EXPENSES. Ride has agreed to pay K2 $1.0 million as liquidated damages if the merger agreement is terminated by:

    - Ride because Ride's board received a superior proposal and determined that it was required to terminate the agreement in the exercise of its fiduciary duties.

    - K2 because the Ride board recommended that shareholders approve a superior proposal, the Ride board is no longer recommending the merger with K2 or Ride stops trying to hold a shareholder's meeting to approve the merger with K2;

THE MERGER                             44

    - K2 because of a willful and significant breach by Ride of its representations, warranties or covenants and, within a year after termination, Ride enters into another agreement for the sale of a substantial interest in Ride or its business; or

    - Ride or K2 because Ride shareholders do not approve the merger at the shareholders meeting at a time when there is a competing proposal for the acquisition of a substantial interest in Ride or its business.

    In addition, Ride has agreed to pay K2 up to $500,000 as reimbursement of its fees and expenses if the merger agreement is terminated by:

    - Ride because Ride held a shareholders meeting to vote on the merger but did not obtain shareholder approval;

    - Ride because the Ride board of directors received a superior proposal and responded in a way that permitted termination; or

    - K2 for any reason permitted in the merger agreement.

    Except as described above, whether or not the merger occurs, we have agreed to pay our own fees and expenses incurred in connection with the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

    EXTENSION AND WAIVER. At any time before the merger occurs, K2 and Ride may agree to:

    - extend the time for the performance of any of the obligations or other acts of the other party;

    - waive any inaccuracies in the other's representations and warranties; or

    - waive the other's compliance with any of the agreements or conditions in the merger agreement.

    AMENDMENT. The merger agreement may be changed by us at any time before or after Ride shareholders approve the merger. Any change which by law requires the approval of Ride shareholders after the shareholders approve the merger, however, will require their subsequent approval to be effective.

EMPLOYEE BENEFITS AND PLANS

    After the merger, the employee or director benefit plans, arrangements or agreements of Ride, as of the date of the merger agreement, will remain in effect with respect to Ride employees covered by these plans when the merger occurs until the time as K2 modifies or terminates any of these Ride benefit plans.

STOCK EXCHANGE LISTING

    K2 has agreed to use all reasonable efforts to cause the shares of K2 common stock to be issued in the merger and the shares of K2 common stock to be reserved for issuance upon exercise of Ride stock options and warrants outstanding when the merger occurs to be approved for listing on the New York Stock Exchange. It is a condition to the consummation of the merger that these shares of K2 common stock be authorized for listing on the New York Stock Exchange.

INTERESTS OF SOME PERSONS IN THE MERGER

    Some members of Ride's management have interests in the merger that are in addition to their interests as Ride shareholders generally. The Ride board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

    STOCK-BASED RIGHTS. The merger agreement provides that, when the merger occurs, each outstanding and unexercised stock option and warrant to acquire shares of Ride common stock granted

THE MERGER                             45
under the Ride stock plans or otherwise will cease to represent the right to acquire shares of Ride common stock and will be converted into and become a stock option or warrant, as applicable, with respect to K2 common stock. There are currently options outstanding to purchase 2,131,228 shares of Ride common stock at exercise prices ranging from $0.6250 to $16.75. Of the options outstanding, all but 108,000 have exercise prices that were in excess of the market value of Ride stock as of July 22, 1999. Additionally, most of the options with exercise prices that are less than or near the current market price of Ride common stock are subject to continued vesting requirements over the next three years and all the options expire 90 days after termination of employment. As a consequence, it is unlikely that the majority of the Ride options will ever be exercised. Robert F. Marcovitch currently holds 15,000 options at $0.6250 that will immediately vest and become exercisable upon completion of the merger.

    SEVERANCE PLAN. Ride does not maintain an ERISA-qualified severance or retirement plan. However, Ride informally observes a severance policy whereby terminated employees receive severance equal to one week's pay, plus an additional week's pay for every completed year of employment in the case of low level employees. In the case of U.S. managerial employees, Ride has informally observed a severance policy of up to six months base salary at the discretion of the board, plus:

    - prorated bonus, if any;

    - 30-days notice or pay in place of this notice; and

    - continued payment of health/dental insurance coverage during the severance period.

    In the case of Canadian employees, Ride is bound by relevant provisions of Canadian law relating to terminated employees, which may result in severance obligations of greater than one year in the case of executive employees. K2 expects to honor Ride's existing informal policies and any legal requirements that apply with respect to severance.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The merger agreement provides that for a period of three years after the merger occurs, K2 will maintain, if available, directors' and officers' liability insurance covering those persons who immediately before the merger occurs, are covered by Ride's directors' and officers' liability insurance policy on terms no less favorable than Ride's present insurance policy. In no event, however, will K2 be required to expend in excess of 200% of the annual premium currently paid by Ride for this coverage. Instead of maintaining existing insurance as provided above, K2 may cause coverage to be provided under any policy maintained for the benefit of K2 or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries than under the existing insurance.

    In addition, K2 has agreed to honor in all respects all of Ride's agreements to indemnify its officers and directors in effect on July 22, 1999, or indemnity agreements with directors joining the Ride board before the closing of the merger if in Ride's customary form, and any indemnification provisions under the Ride articles of incorporation or bylaws in effect on July 22, 1999.

    OWNERSHIP OF RIDE PREFERRED STOCK. Mark M. Salter, a director of Ride, beneficially owns all of the outstanding shares of Ride preferred stock. The shares of Ride preferred stock will be converted in the merger into a number of shares of K2 common stock equal to the liquidation preference of the preferred stock divided by the market price of K2 stock during the five day period ending three business days before the merger, but not less than $10 nor more than $12.

    DIRECTOR GUARANTEE. Mark M. Salter has issued to US Bank a personal guarantee of the amounts owed by Ride to US Bank, backed by specific real property he owns. If the merger occurs and the US Bank obligations are paid in full by K2, Mr. Salter would be relieved of his obligations under the guarantee.

THE MERGER                             46

RESTRICTIONS ON RESALES BY AFFILIATES

    The shares of K2 common stock issuable to Ride shareholders in the merger and upon exercise of outstanding Ride stock options or warrants after the merger have been registered under the Securities Act of 1933. Therefore, these shares of K2 common stock may be traded freely and without restriction by those Ride shareholders and holders of Ride stock options or warrants who are not affiliates of Ride as defined under the Securities Act. An affiliate of Ride is a person who controls, is controlled by, or is under common control with, Ride. Any subsequent transfer of these shares by a person who is an affiliate of Ride at the time the merger is voted on by the Ride shareholders will require one of the following:

    - further registration of these shares under the Securities Act;

    - compliance with Rule 145 under the Securities Act; or

    - the availability of another exemption from registration.

    These restrictions are expected to apply to Ride's directors and executive officers and the holders of 10% or more of its outstanding shares of common stock. K2 will give stop transfer instructions to its transfer agent and legend certificates representing the K2 common stock to be received by affiliated persons.

    It is a condition to closing the merger that K2 receive from each of Ride's affiliates a written agreement intended to ensure compliance with the Securities Act.

STOCKHOLDERS AGREEMENT

    The following is only a summary of some provisions of the stockholders agreement. Ride shareholders should read the stockholders agreement in its entirety. A copy of the stockholders agreement is attached as Appendix E to this proxy statement/prospectus.

    In connection with the execution of the merger agreement, K2 has entered into the stockholders agreement with James J. Salter, Mark M. Salter, Salter Family Partners, Ltd., Cory J. Hechler, Roger B. Madison, Jr., Robin Hernreich and Robert F. Marcovitch, who beneficially own in the aggregate 2,042,272 shares of Ride common stock representing approximately 14.2% of the issued and outstanding shares of Ride common stock and 200,000 shares of Ride preferred stock representing all of the outstanding shares of Ride preferred stock.

    VOTING OF SHARES. Each of these shareholders has agreed to vote all of the shares beneficially owned by it in accordance with the stockholders agreement, including:

    - in favor of the merger and the merger agreement,

    - against any proposal for a third party acquisition and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Ride under the merger agreement or which is reasonably likely to result in any of the conditions of Ride's obligations under the merger agreement not being fulfilled, any change in the directors of Ride, any change in the present capitalization of Ride or any amendment to Ride's charter documents, any other material change in Ride's corporate structure or business, or any other action which could reasonably be expected to adversely affect the merger, and

    - in favor of any other matter necessary for consummation of the merger which is considered at any meeting of shareholders.

    IRREVOCABLE PROXY. Each shareholder has also revoked any and all prior proxies or powers of attorney in respect of any of the shareholder's Ride shares and appointed K2, or any nominee of K2 as its true and lawful attorney and proxy to vote each of the shares of the shareholder as its proxy, at meeting of the shareholders of Ride.

THE MERGER                             47

    NO INCONSISTENT ARRANGEMENTS.  Each shareholder has agreed not to:

    - transfer or consent to any transfer of, any or all of the shareholder's Ride shares or any interest therein, or create or any encumbrance on the shares,

    - enter into any agreement with respect to any transfer of any or all of the shares or any interest in any shares,

    - grant any proxy, power-of-attorney or other authorization in or with respect to the shares,

    - deposit the shares into a voting trust or enter into a voting agreement with respect to the shares, or

    - take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the stockholders agreement or in connection with the merger.

    OTHER POTENTIAL ACQUIRERS. Each shareholder has agreed until termination of the merger agreement, directly or indirectly, not to

    - solicit or initiate, or encourage any inquiries regarding or the submission of any proposal for a third party acquisition,

    - participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate a third party acquisition, or

    - enter into any agreement with respect to any proposal for a third party acquisition or approve or resolve to approve any proposal for a third party acquisition.

    Each shareholder has also agreed that it shall immediately cease any existing activities, discussions or negotiations with any parties with respect to any third party acquisition.

    PREFERRED SHARES. The holder of Ride's preferred shares has agreed to accept the K2 common shares it will receive in the merger under the terms of the merger agreement.

    OPTION. Each shareholder has also granted to K2 an irrevocable option to purchase all of the shareholder's shares at a price of the higher of (1) $1.00 and (2) if the merger is consummated, an amount in cash equal to the fair market value of the merger consideration paid in K2 common shares to Ride shareholders. The option is exercisable if the merger agreement becomes terminable under circumstances obligating Ride to pay K2 the $1.0 million in liquidated damages under the merger agreement.

    REPRESENTATIONS AND WARRANTIES. The stockholders agreement contains customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the shareholders as to ownership of shares and power and authority.

    TERMINATION. The stockholders agreement expires upon the mutual written consent of the parties or upon the completion of the merger.

THE MERGER                             48

                              INTERIM TRANSACTIONS

INTERIM BOARD REPRESENTATION

    Under the merger agreement, Ride has agreed to cause one person designated by K2 to be elected to the Ride board of directors. K2 does not presently intend to designate such a person, but may do so in the future. K2 has appointed a non-voting observer to attend Ride board meetings.

INTERIM FINANCING BY K2

    Under the terms of the merger agreement, K2 provided Ride with interim financing of $2.0 million dollars to enable Ride to make payment of a portion of its indebtedness, and make required payments to suppliers of products in order to continue to fund its operations. In exchange, Ride issued a 120 day convertible promissory note to K2, promising to repay the note with interest in the amount of 8% per year, increasing 1% every 6 months, up to a maximum rate of 18%, for so long as the note remains unpaid. K2 cannot require repayment of the note or the payment of interest for so long as the merger agreement is in force and has not been terminated.

    CONVERSION/REPAYMENT RIGHTS. The note is convertible under specific circumstances into shares of a new class of series C cumulative convertible preferred stock of Ride having a liquidation value equal to the total of all principal and interest owing on the note. K2 is entitled to convert the note into preferred stock at any time. The note automatically converts into preferred stock in the event the merger agreement is terminated in a circumstance in which no liquidated damages could ever be payable under the merger agreement. In the event the merger agreement is terminated in a circumstance in which liquidated damages may be payable by Ride under the merger agreement:

    - K2 could retain the note and demand payment in full, or

    - if a third party enters into an agreement to acquire a substantial interest in Ride or its business, in place of payment of principal and interest, K2 could demand payment in an amount equal to the value, based on the third party acquisition price, of the shares of preferred stock it would otherwise receive on conversion of the note.

    PREFERRED STOCK RIGHTS AND PREFERENCES. The convertible preferred stock issuable on conversion of the note, among other things, would entitle K2 to:

    - cumulative dividends at the same interest rate as the note, in priority over any other class of Ride equity securities;

    - a right to receive its liquidation value in the event of any liquidation, in priority over any other class of Ride equity securities;

    - a right to elect two Ride directors if Ride does not pay dividends for four consecutive quarters, fails to redeem the preferred stock when required or defaults on other significant debt obligations;

    - a right to convert the liquidation value of the preferred stock, including any unpaid dividends, into shares of Ride common stock at a conversion price of $1.00 per share, subject to antidilution adjustments;

    - a right to vote on all matters together with holders of Ride common stock on an as-converted basis; and

    - a right to veto significant transactions, including the issuance of stock ranking equal to or senior to the preferred stock, amendments of the articles of incorporation that alter the rights of the preferred stock or any merger, reorganization, sale or other significant corporate transaction.

INTERIM TRANSACTIONS                   49

    If the preferred stock is issued, Ride would be entitled to redeem the preferred stock at any time for an amount equal to the liquidation value of the preferred stock, including any unpaid dividends, except during the 12 month period following any termination of the merger agreement in a circumstance in which K2 may become entitled to receive liquidated damages. If the merger agreement is terminated in a circumstance in which K2 may become entitled to receive liquidated damages:

    - K2 would have the right to cause Ride to redeem the shares at their liquidation value, including any unpaid dividends; or

    - if a third party enters into an agreement to acquire a substantial interest in Ride or its business, in lieu of payment of the liquidation value, K2 could cause Ride to redeem the shares for an amount equal to the value, based on the third party acquisition price, of the shares of common stock it would otherwise receive on conversion of the preferred stock.

    REGISTRATION RIGHTS. Ride has agreed to register under the Securities Act of 1933 the offering and sale of the shares of Ride preferred stock or common stock that may be acquired by K2 upon conversion of the note, if requested by K2 within two years after conversion of the note or the preferred stock. Any registration request must be for at least 20% of the preferred stock or common stock issued to K2. K2 may demand up to two registrations. K2's registration rights terminate when K2 may sell all of its shares of preferred stock or common stock under Rule 144(k) of the Securities Act of 1933. Ride may include any other securities in any registration demanded by K2 only with K2's consent. Ride will use all reasonable efforts to cause each registration statement to become effective and remain so for 90 days and to obtain all consents or waivers required from third parties. Ride's obligation to file a registration statement and to maintain its effectiveness may be suspended for 90 days if the Ride board of directors determines this registration would seriously and negatively affect Ride, or if financial statements required to be included in the registration statement are not yet available. If Ride proposes to register the offering and sale of Ride common stock for cash for itself or any other Ride shareholder in a firm underwriting, it will generally allow K2 to participate in the registration so long as K2 agrees to participate in the underwriting.

    The expenses of preparing and filing any registration statement for these Ride shares and any sale covered by it will generally be paid by Ride, except for underwriting discounts and commissions or brokers' fees, and the fees and disbursements of K2's counsel.

BINDING AND APPAREL AGREEMENT

    In consideration for the interim financing provided by K2, at the time of signing the merger agreement, Ride transferred to K2 all of its outstanding purchase orders for bindings and apparel from customers in North America calling for shipments to customers on or before November 30, 1999. The agreement covers a total of approximately $8.4 million in customer orders. K2 has assumed full responsibility for manufacturing the products covered by the purchase orders and will be entitled to retain the full proceeds from the sale of the products. Ride has agreed to transfer to K2 ancillary rights related to the purchase orders in order to enable K2 to fulfill the orders, and Ride obtained releases from its lenders of security interests they held in the purchase orders and related assets in order to effect the transfer. Among other things, Ride has transferred to K2 its rights under supplier agreements with respect to the products, has granted K2 a license to use Ride trademarks and has agreed to sell K2 its finished goods inventory of these products at cost.

    As a part of the transaction, K2 has agreed:

    - to assume responsibility for making payments to, or the provision of letters of credit to, suppliers;

    - to pay all shipping costs with respect to the products;

INTERIM TRANSACTIONS                   50

    - to invoice customers and handle collections;

    - to handle all product returns, other than warranty and product liability claims; and

    - to sell or dispose of all returned products.

    Ride has agreed to indemnify K2 with respect to any damages arising from:

    - any amounts payable to third parties as sales commissions in connection with the sale of the products;

    - any negligent act or omission by Ride relating to the products;

    - the design of the products violating any third party proprietary rights;

    - any obligations under Ride's contractual warranties with respect to the products; and

    - any product liability claims by customers with respect to the products.

    K2 has agreed to indemnify Ride with respect to any damages arising from:

    - any negligent act or omission by K2 relating to the products;

    - any obligations arising under any of K2's contractual warranties relating to the products; and

    - any obligations relating to returns of the products other than under Ride's contractual warranties.

INTERIM TRANSACTIONS                   51

                          MANAGEMENT AFTER THE MERGER

    BOARDS OF DIRECTORS. The K2 board of directors will not change as a result of the merger. However, under the terms of the merger agreement, K2 has the right to appoint one director to the board of Ride, and to request the resignation of one existing Ride director. K2 does not presently intend to designate such a person, but may do so in the future. K2 has appointed a non-voting observer to attend Ride board meetings. Additionally, immediately after the merger occurs, the board of directors will automatically consist of at least two directors selected by K2.

    MANAGEMENT. The composition of K2's management will not change as a result of the merger. Key staff positions within the surviving corporation have not yet been finally determined. From time to time before the merger, decisions may be made with respect to the management and operations of Ride after the merger, including its other officers and managers.

    Information about the current K2 directors and executive officers can be found in K2's proxy statement, which is incorporated by reference into K2's Annual Report on Form 10-K for the year ended December 31, 1998. K2's Annual Report on Form 10-K is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

MANAGEMENT AFTER THE MERGER            52

                         PRICE RANGE OF K2 COMMON STOCK

    K2. K2 common stock is traded on the New York Stock Exchange under the symbol "KTO." The following table shows, for the periods indicated, the high and low reported closing sale prices per share of K2 common stock on the New York Stock Exchange as well as quarterly dividends declared per share of K2 common stock. K2 had paid a cash dividend on its common stock between 1978 and March 31, 1999. On May 6, 1999, the board of directors of K2 announced the discontinuance of its cash dividend. The timing and amounts of dividends have depended on, among other things, K2's result of operations, financial condition, cash requirements and other factors deemed relevant by the board of directors. K2 is subject to credit agreements which limit its ability to pay cash dividends. As of March 31, 1999, $7.5 million of retained earnings were free of these restrictions.

                                                                         PRICE RANGE OF
                                                                          COMMON STOCK
                                                                      --------------------       CASH
                                                                        HIGH        LOW     DIVIDEND/SHARE
                                                                      ---------  ---------  ---------------
1996  QUARTER ENDED:
      March 31......................................................  $   26.88  $   20.38     $    0.11
      June 30.......................................................  $   30.13  $   23.88     $    0.11
      September 30..................................................  $   27.25  $   23.38     $    0.11
      December 31...................................................  $   27.50  $   21.25     $    0.11

1997  QUARTER ENDED:
      March 31......................................................  $   29.88  $   24.38     $    0.11
      June 30.......................................................  $   31.88  $   24.13     $    0.11
      September 30..................................................  $   32.94  $   23.44     $    0.11
      December 31...................................................  $   29.81  $   22.44     $    0.11

1998  QUARTER ENDED:
      March 31......................................................  $   23.69  $   17.75     $    0.11
      June 30.......................................................  $   23.63  $   16.69     $    0.11
      September 30..................................................  $   21.13  $   15.00     $    0.11
      December 31...................................................  $   17.44  $    7.75     $    0.11

1999  QUARTER ENDED:
      March 31......................................................  $   11.63  $    8.56     $    0.11
      June 30.......................................................  $   11.63  $    7.88            --
      September 30 (through July 21, 1999)..........................  $   10.19  $    8.88            --

PRICE RANGE OF                         53

K2 COMMON STOCK

                        PRICE RANGE OF RIDE COMMON STOCK

    RIDE. Ride common stock is currently traded on the Nasdaq Over-the-Counter Bulletin Board System under the symbol "RIDE." Previously the stock had traded on NASDAQ National Market System. The following table shows, for the periods indicated, the high and low reported closing sale prices per share of Ride common stock on the NASDAQ for the periods preceding July 8, 1999 and the Nasdaq Over-the-Counter Bulletin Board System for the period subsequent to July 8, 1999. The following table sets forth the high and low closing sales prices for Ride common stock for the periods indicated. Except for distributions paid to shareholders when Ride was an S corporation, Ride has never paid dividends on its common stock and does not anticipate paying regular cash dividends in the foreseeable future. Ride's bank loan agreement prohibits the payment of dividends.

    The merger agreement additionally prohibits Ride from paying cash dividends on Ride common stock until after the completion of the merger.

                                                                         PRICE RANGE OF
                                                                          COMMON STOCK
                                                                      --------------------       CASH
                                                                        HIGH        LOW     DIVIDEND/SHARE
                                                                      ---------  ---------  ---------------
1996  QUARTER ENDED:
      March 31......................................................  $   33.50  $   13.88            --
      June 30.......................................................  $   14.19  $   10.38            --
      September 30..................................................  $   13.38  $    9.25            --
      December 31...................................................  $   12.44  $    5.81            --

1997  QUARTER ENDED:
      March 31......................................................  $    7.13  $    3.13            --
      June 30.......................................................  $    5.13  $    3.38            --
      September 30..................................................  $    3.94  $    2.81            --
      December 31...................................................  $    3.19  $    1.78            --

1998  QUARTER ENDED:
      March 31......................................................  $    2.88  $    1.88            --
      June 30.......................................................  $    2.56  $    1.50            --
      September 30..................................................  $    1.81  $    0.81            --
      December 31...................................................  $    1.38  $    0.50            --

1999  QUARTER ENDED:
      March 31......................................................  $    1.00  $    0.59            --
      June 30.......................................................  $    1.88  $    0.75            --
      September 30 (through July 21, 1999)..........................  $    1.00  $    0.63            --

PRICE RANGE OF                         54

RIDE COMMON STOCK

                              INFORMATION ABOUT K2

GENERAL

    K2 Inc. is a premier, branded consumer products company with a portfolio of diversified sporting goods products, other recreational products and selected industrial products. K2's sporting goods include several name brand lines such as

    - K2 and Olin alpine skis,

    - K2 snowboards, boots and bindings,

    - K2 in-line skates,

    - K2 mountain bikes and BMX bikes,

    - Morrow snowboards,

    - Shakespeare fishing rods and reels,

    - Stearns personal flotation devices, rainwear and wet suits, and

    - K2 backpacks and hydration systems.

    K2's other recreational products include Hilton corporate casual apparel and Planet Earth skateboards, apparel and shoes. K2's industrial products consist primarily of Shakespeare monofilament line which is used, among others, in weed trimmers, in paper mills and as fishing line, and Shakespeare fiberglass and composite marine antennas, light, transmission and distribution poles. Founded in 1946, K2 has grown to nearly $600 million in annual sales through a combination of internal growth and strategic acquisitions.

    On August 5, 1999, K2 signed a definitive agreement to sell its Simplex products division to an affiliate of Callier Interests, a private equity group. The transaction is priced at approximately $32 million in cash plus a performance-based payment of up to $3 million, all subject to final adjustment. Completion of the sale is subject to several contingencies, including the buyer's ability to obtain adequate financing. The transaction is expected to close within 60 days of the date of signing.

    K2's common stock was first offered to the public in 1959 and is currently traded on the New York Stock Exchange and Pacific Exchange under the symbol "KTO."

MANAGEMENT AND ADDITIONAL INFORMATION

    Information relating to executive compensation, various benefit plans, including stock option plans, voting securities and their principal holders, relationships and related transactions between K2 and its management or major shareholders and other related matters as to K2 is incorporated by reference or set forth in K2's annual report on Form 10-K for the year ended December 31, 1998, which is incorporated in this proxy statement/prospectus by reference. Ride shareholders desiring copies of these documents may contact K2 at its address or telephone number indicated under "Where You Can Find More Information."

INFORMATION ABOUT K2                   55

                             INFORMATION ABOUT RIDE

BUSINESS

    Ride is a leading designer and manufacturer of contemporary sporting goods equipment and apparel for snowboard and wakeboard consumers. Ride markets its equipment and apparel throughout the world under multiple brands specifically targeted to serve different price points, product lines and distribution channels.

INDUSTRY BACKGROUND

SNOWBOARDING

    Tracing its roots to surfing and skateboarding, snowboarding was invented in the late 1970's. The first products available were unsophisticated in design and were made almost entirely by small "backyard" manufacturers. In the early 1990's, snowboard design advanced to higher performance standards and the sport began to attract broader demographic participation.

    The majority of snowboarders continue to be young males. The sport is growing in popularity among females and older sports enthusiasts, however, especially downhill skiers. The sport is now welcome and promoted at nearly all of the ski areas worldwide. Snowboarding recently made its debut with four full medal events at the 1998 Winter Olympic Games in Nagano, Japan.

    Ride believes that the growth of snowboarding is attributable in large part to advantages the sport holds over alpine skiing. Many people find that snowboarding not only is more natural and easier to learn than alpine skiing, but also provides a greater degree of excitement over more diverse terrain. For many, snowboarding equipment is also less cumbersome and more comfortable than alpine ski equipment; poles are unnecessary and the boots are softer and lighter than ski boots. Moreover, recent design improvements are making step-in snowboard bindings a more attractive option for crossover skiers and others seeking the functionality and ease of use of alpine ski step-in products.

    Ride believes the snowboard industry is dominated by approximately seven major competitors, including one industry market share leader, three predominantly snowboard-related companies, including Ride, and three ski manufacturers. The remainder of the market is highly fragmented among scores of competitors. Ride believes that recent acquisitions of smaller brands by larger competitors represent a broader consolidation trend in the industry as weaker brands are either absorbed by larger companies or cease business operations.

WAKEBOARDING

    Ride believes that the relatively new sport of wakeboarding shares many functional and demographic characteristics with snowboarding and snowboarders. In function, wakeboarding is comparable to waterskiing in the same manner that snowboarding is comparable to alpine skiing. Appealing predominantly to young outdoor enthusiasts, wakeboard riders are typically pulled behind a power boat or personal water craft and perform aerial tricks and other maneuvers on the wake of the towing vessel for recreational or competitive purposes. While the current market for wakeboards is relatively small in comparison to snowboarding, Ride believes that the sport is growing in popularity. Ride believes the wakeboard market is dominated by a single competitor while four or five other competitors, including Ride, share a smaller but growing segment of the market, with the balance divided among twenty to thirty smaller companies. With relatively low barriers to entry, Ride expects there to be additional entrants into the market in the short term similar to what occurred in the snowboard industry.

INFORMATION ABOUT RIDE                 56

OPERATING STRATEGY

    Ride's operating strategy is to creatively market high quality, technologically innovative contemporary sports products and extend its position in the sporting goods equipment market into the apparel marketplace.

    BRAND MARKETING OF SPORTING GOODS EQUIPMENT. Ride uses a multiple brand strategy to serve the product needs, price points and demographics of its diverse consumer base. The Ride brand is specifically positioned to appeal to a broad range of snowboard enthusiasts at mid to higher price points. 5150 and Liquid produce entry level products at moderate price points. FullTilt and Sub Rosa serve the wakeboard and wakeboard binding markets.

    TECHNOLOGY BASED PRODUCTS. Ride uses its in-house production capabilities, an extensive engineering staff and its team of world-class professional snowboarders and wakeboarders to develop high-performance snowboard and wakeboard equipment incorporating the most advanced technologies currently available. Ride believes the products designed by these professional athletes, with production and management oversight provided by Ride engineers, gives its snowboard brands competitive advantages in the consumer marketplace. This strategy was rewarded in 1997 with Snowboarding Online's first ever product review in which Ride's Timeless and Jeff Brushie snowboards were selected as the best in their respective product categories. The awards have continued in 1998 with Mountain Sports & Living, naming Ride's Timeless and Control snowboards Tester's Choice in their respective categories.

    EXPANSION INTO APPAREL. Ride seeks to broaden its revenue base by marketing accessories and soft goods specifically targeted to snowboard and wakeboard enthusiasts. The Ride Snowboards apparel brand is targeted at the middle to high end snowboard enthusiast who requires extensive technical features such as waterproof breathable fabrics. Ride intends to expand the recognition of its equipment brands with accessories such as backpacks, snowboard bags, gloves and hats. Smiley Hats produces high-quality head and neck-wear for winter sports enthusiasts, further increasing Ride's presence in the winter sports accessories marketplace.

PRODUCTS

    SNOWBOARD EQUIPMENT. The Ride brand is designed for high performance, capitalizes on Ride's most advanced technologies and has historically been positioned toward the higher price points in the snowboard market. In 1997, Ride began offering moderate price point products under the Ride brand to target entry and intermediate level consumers, thus expanding recognition of the Ride brand name. The "Ride" product line includes both traditional strap snowboard bindings and boots and a complete line of "device-compatible" step-in snowboard bindings and boots. Included in Ride's products for the first time in 1997, step-in snowboard bindings provide an increased level of convenience. In order to maximize the strength and positioning of the "Ride" product series, Ride merged its "Preston" high end strap-in bindings into the 1998-1999 "Ride" product line. The mounting features of all of Ride's bindings are compatible with Ride's snowboards and those offered by virtually all competitors.

    The Ride product lines currently include:

    - 47 sizes of snowboards within 12 board series with suggested retail prices ranging from $165 for a children's board to $525 for a high-end expert board,

    - five models of traditional strap snowboard bindings with suggested retail prices ranging from $100 to $170,

    - two models of device-compatible step-in snowboard bindings with suggested retail prices from $130 to $160, and

INFORMATION ABOUT RIDE                 57

    - 13 models of device-compatible step-in and 13 models of traditional strap snowboard boots with suggested retail prices ranging from $130 to $250.

    The Liquid and 5150 product lines are aimed at entry level snowboarders who require quality products at a competitive price. The lines currently include:

    - fifty sizes of snowboards within two board series with suggested retail prices ranging from $230 to $300,

    - thirteen models of traditional strap snowboard bindings with suggested retail prices ranging from $35 to $85,

    - two models of device-compatible step-in snowboard bindings with a suggested retail price of $115, and

    - four and eight models, respectively, of device-compatible step-in and traditional snowboard boots with suggested retail prices ranging from $80 to $110.

    APPAREL. Ride believes that clothing is an important element of the snowboarding subculture and that the demand for snowboarding apparel will grow with the popularity of the sport. In addition, snowboard apparel has crossed over into everyday fashion, thereby increasing the potential market for Ride's apparel products.

    Ride developed and introduced for the 1998-1999 season a new line of technical snowboard outerwear and after snowboard apparel under the Ride Snowboards apparel brand name. Previously produced under the Cappel brand name, this product line extends the Ride brand's reputation for equipment quality and performance to the snowboard apparel market. Ride brand apparel is intended for the consumer who desires technology and function in his or her snowboard clothing. Retail value for outerwear ranges from $90 for an entry level pair of pants to $270 for the line's full featured waterproof, breathable parka.

    ACCESSORIES. Ride offers a variety of snow and wakeboarding accessories, including gloves, bags, packs, hats and caps under the Ride, 5150, Liquid, FullTilt and Smiley brands. Ride's subsidiary, Smiley, offers high quality head and neck wear for winter sports enthusiasts ranging from basic wool hats to alternative synthetic fleece hats and headbands. Smiley's products generally retail for $10 to $40.

    WAKEBOARDS AND WAKEBOARD BINDINGS. Ride offers 15 models of wakeboards under the FullTilt brand with suggested retail prices ranging from $270 to $700 and five models of wakeboard bindings under the Sub Rosa brand with suggested retail prices ranging from $100 to $280. These products are distributed through specialty retailers, marine dealerships and large format sporting goods chains. In 1998, Ride moved its wakeboard production to its state-of-the-art Ride Manufacturing facility in Corona, California. The move is reflected in the enhanced quality and technologically advanced features of Ride's 1999 FullTilt wakeboard product line.

INFORMATION ABOUT RIDE                 58

    The following table sets forth the contribution to net sales, in thousands and as a percentage of net sales, attributable to each of Ride's product groups for the year ended December 31, 1997, the six month period ended June 30, 1998 and the nine month period ended March 31, 1999.

                                            TWELVE MONTHS ENDED
                                                                      SIX MONTHS ENDED       NINE MONTHS ENDED
                                             DECEMBER 31, 1997
                                                                       JUNE 30, 1998           MARCH 31, 1999
                                           ----------------------  ----------------------  ----------------------
                                                                       (IN THOUSANDS)
Snowboards...............................  $  12,520          34%  $   2,034          28%  $  16,909          44%
Bindings.................................      8,287          23         863          12       9,027          24
Boots....................................      3,714          10         115           2       6,000          16
Skate, wake and other....................        971           3       1,277          17         910           2
                                           ---------         ---   ---------         ---   ---------         ---
Total hard goods.........................     25,492          70       4,289          59      32,846          86
Apparel..................................      8,387          23       2,649          36       3,102           8
Accessories..............................      2,596           7         341           5       2,129           6
                                           ---------         ---   ---------         ---   ---------         ---
Total soft goods.........................     10,983          30       2,990          41       5,231          14
                                           ---------         ---   ---------         ---   ---------         ---
    Net sales............................  $  36,475         100%  $   7,279         100%  $  38,077         100%
                                           ---------         ---   ---------         ---   ---------         ---
                                           ---------         ---   ---------         ---   ---------         ---

TIERED DISTRIBUTION STRATEGY

    Ride's worldwide distribution strategy is centered around a policy of limited distribution and market segmentation. Although Ride believes that more rapid sales growth might be achieved in the short term by selling all brands across all distribution channels, Ride believes that continued growth and brand loyalty can be best achieved by selling each of Ride's brands primarily through those retailers that best serve the market segment to which the particular brand is targeted.

    NORTH AMERICA. Ride distributes its branded products to retailers through its independent sales representatives and a limited number of employee sales representatives. The following table details Ride's tiered distribution strategy for each of its brands:

                                                                 PRIMARY RETAIL OUTLETS
                                                 ------------------------------------------------------
                                                                   REGIONAL SPORTING      LARGE FORMAT
                                                 SPECIALTY SNOW        GOODS AND         SPORTING GOODS
                                                 AND SKI SHOPS       APPAREL CHAINS        RETAILERS
                                                 --------------  ----------------------  --------------
Snowboard equipment & accessories..............          Ride    Ride, Liquid, 5150       Liquid, 5150
Accessories....................................        Smiley    Smiley                         Smiley
Apparel........................................          Ride    Ride                             None

    The three main retail channels of distribution for Ride's branded products in North America are as follows:

    SPECIALTY SNOWBOARD AND SKI SHOPS. These retailers generally operate one to three relatively small shops specifically targeted at the core of their respective markets. Providing the highest amount of customer service and significantly influencing the purchasing decisions of consumers, they tend to cater to experienced snowboarders, a majority of whom are repeat buyers, as well as intermediate snowboarders, cross-over skiers and other winter sports enthusiasts. These retailers primarily sell Ride's premium and mid-priced snowboards, including bindings, boots, accessories and Ride Snowboards apparel.

    REGIONAL SPORTING GOODS STORES AND APPAREL CHAINS. These retailers typically have 10 or more large to moderate size stores within a large geographical area, target their product lines at specific sport sectors and generally appeal to intermediate and novice sports enthusiasts. Accordingly, they offer

INFORMATION ABOUT RIDE                 59
trained sport specific sales assistance for their customers at the moderate to upper price points. These stores primarily sell Ride, Liquid and 5150 product lines.

    LARGE-FORMAT SPORTING GOODS RETAILERS. These retailers typically carry Ride's Liquid and 5150 product lines. Offering the broadest range of sporting goods equipment, these stores maximize volume based on providing price point products and offer a modest amount of sales and service support for their customers. These retailers typically carry Ride's Liquid and 5150 product lines.

    INTERNATIONAL. Ride has historically generated the largest portion of its international revenues in the Japanese marketplace through sales of its "Ride" and "5150" brands to independent distributors who, in turn, sell these product lines to Japanese retailers. Due to the oversupply of snowboard equipment in the Japanese marketplace, Ride determined that its ability to maintain market share and control its "Ride" brand image is directly related to the level of control Ride has over its distribution channels in that marketplace. During 1997, Ride implemented a two-tiered distribution strategy in Japan for the "Ride" brand whereby it sells directly to the top retailers in that market and distributes to specialty retailers through a sub-distributor.

    Throughout the rest of the world, Ride sells to independent distributors who in turn market and sell products to retailers in their respective markets, except in Canada, France and Great Britain, where Ride sells directly to retailers through independent sales representatives. Ride works closely with its international distributors to ensure that its policies of limited distribution and market segmentation are followed worldwide.

    Ride's North American and export sales, in thousands, are set forth below for the year ended December 31, 1997, the six-month period ended June 30, 1998 and the nine-month period ended March 31, 1999. No customer accounted for more than 10% of sales in any of the periods.

                                                                  SIX MONTHS ENDED
                                  TWELVE MONTHS ENDED                 JUNE 30,                  NINE MONTHS ENDED
                                   DECEMBER 31, 1997                    1998                     MARCH 31, 1999
                              ---------------------------  ------------------------------  ---------------------------
                                                                   (IN THOUSANDS)
North America...............    $   24,907            68%      $   5,976              82%    $   29,986            79%
Japan.......................         7,989            22             821              11          5,144            13
Europe and other............         3,579            10             482               7          2,947             8
                                   -------           ---          ------             ---        -------           ---
Net Sales...................    $   36,475           100%      $   7,279             100%    $   38,077           100%
                                   -------           ---          ------             ---        -------           ---
                                   -------           ---          ------             ---        -------           ---

INNOVATIVE PRODUCT DESIGNS

    A key component of Ride's progressive image and operating strategy is its commitment to be the industry leader in technologically innovative product design. Unlike many other snowboard companies, which rely largely on third-party design technicians and engineers, Ride uses in-house product development teams in collaboration with Ride team riders to develop high-performance products that incorporate the most advanced snowboarding technology. Ride continues advances in the use of light weight, durable materials in the construction of its snowboards. For the 1998-1999 snowboard product line, Ride has introduced several new construction styles, including the Concept board, designed especially for freestyle riding, which is lighter than any board Ride has produced to date, and the "Enigma" board that incorporates an innovative variable angle cap. Ride is applying this same approach to the development of its 1999 wakeboard product line. Ride pioneered the use of lightweight and durable aircraft-grade aluminum in traditional strap-in snowboard bindings. Research and development expenses totaled approximately $417,000 in 1996, $338,000 in 1997 and $180,000 in 1998. Ride expects to spend comparable amounts the 1999 fiscal year as it has in recent past fiscal years on research and development efforts for snowboard equipment and apparel while increasing its expenditures on wakeboards and wakeboard bindings.

INFORMATION ABOUT RIDE                 60

IN-HOUSE MANUFACTURING CAPABILITY

    Ride produces a majority of its snowboards and wakeboards in its factory in Corona, California. A portion of the remaining production of snowboards are produced at an independent manufacturing facility in China.

MARKETING

    Ride has established its flagship Ride brand name as an aggressive, technologically advanced brand on the leading edge of snowboarding. Ride has established different brands for other target markets and seeks to increase consumer awareness of these brands without jeopardizing the Ride brand image. An important element of this strategy is Ride's professional snowboard and wakeboard riders, who are prominently featured in Ride's print advertising in leading industry magazines and several underground snow/surf/skate/wakeboard publications. Participating in their respective sports approximately 250 days a year, Ride's professional teams provide significant brand exposure through photographic and editorial coverage in major industry magazines and at organized events. Ride also sponsors top local riders in various markets with free products. Additionally, Ride's product demo program, We Put the Ass Back in Passion, provides trial rides to customers and potential customers at ski areas around the country through Ride's five demo vans. Ride has also increased its efforts to bring industry media attention to the technological features of its products through Ride-sponsored tours of its state-of-the-art Ride Manufacturing factory and on-hill demonstration events. These programs are each designed to improve the visibility of Ride's products while enhancing the high-performance reputation of the Ride, and FullTilt brands. Ride also markets its products through regular attendance at industry trade shows.

SUPPLIERS

    In fiscal 1998, Ride sourced all of its strap and device-compatible step-in snowboard bindings from the Asia-based Snowboard Factory, Inc. to capitalize on lower product cost opportunities available in the Far East. Ride expects to continue this arrangement in 1999. Ride's apparel, boot and accessory products will continue to be sourced through a variety of U.S. and foreign manufacturers.

    Ride generally does not have contracts with its manufacturing sources and competes with other companies for the production capacity of some manufacturers. Although Ride believes that it has established close relationships with its principal manufacturing sources, its future success may depend on its ability to maintain these relationships. If Ride's relationship with any of its binding, boot, apparel or other product manufacturers were interrupted, Ride could find it difficult to locate another source with sufficient production capacity to meet Ride's short-term needs, and Ride could miss the retailing season for that product. The establishment of new manufacturing relationships involves numerous uncertainties, including those relating to:

    - payment terms,

    - costs of manufacturing,

    - adequacy of manufacturing capacity,

    - quality control, and

    - timeliness of delivery,

and Ride is unable to predict whether these relationships would be on terms that Ride regards as satisfactory. Should an unexpected change in binding, boot, apparel or other product suppliers become necessary, Ride would likely experience increased costs, as well as a substantial disruption and a potential loss of sales. In addition, from time to time manufacturers in the snowboard industry have experienced shortages and, in some cases, price increases in certain raw materials, and shortages or price increases may recur. At times, Ride has also experienced delays in the receipt of products from

INFORMATION ABOUT RIDE                 61
its suppliers as a result of shortages in raw materials, including fiberglass and P-Tex. Although Ride believes that it is well-positioned to minimize the impact of raw material shortages and delays in supplier shipments, shortages and delays could have a material adverse affect on Ride's business, financial condition and results of operations.

COMPETITION

    Both the snowboarding and wakeboarding businesses are highly competitive and have relatively few technological or manufacturing barriers to entry. Ride's technology is generally not proprietary. Ride competes with a number of established manufacturers and distributors whose brand names enjoy recognition that exceeds that of Ride's brand names. In all its product categories, Ride competes with numerous manufacturers and distributors that have significantly greater financial, distribution, advertising and marketing resources than Ride. Ride cannot assure you that it will compete successfully in the future. Moreover,

    - the current industry oversupply position,

    - future events affecting Ride or its competitors,

    - consumer buying patterns,

    - the introduction of new products by Ride or its competitors,

    - weather patterns that may affect the demand for Ride's products,

    - product supply fluctuations in Ride's markets,

    - regulations affecting Ride's products,

    - the financial condition of Ride's suppliers, and

    - the entry of additional competitors in Ride's markets,

among other factors, could result in insufficient or excess inventory levels, missed market opportunities or higher markdowns, any of which could have a material adverse effect on Ride's financial condition and results of operations.

LICENSING

    Ride is currently licensing its device-compatible step-in snowboard binding technology to several competitors in the snowboard boot and binding market and anticipates licensing this technology to additional snowboard boot and binding manufacturers in the future. Ride expects these licensing arrangements will increase the market penetration of its device-compatible snowboard boot and binding system in North America, Europe and Japan. Ride is also licensing its Liquid brand name for North American apparel distribution.

INTELLECTUAL PROPERTY

    Ride aggressively seeks to protect its intellectual property rights such as trademarks, product designs and new concepts. These rights are protected through trademark registrations, the maintenance of trade secrets, the development of trade dress and, when necessary, appropriate action against those who are, in Ride's opinion, unfairly competing. In addition, Ride is seeking and, when appropriate, will continue to seek patent protection for product function and design innovations.

    Ride has applied for or been granted trademark registration in the United States and certain foreign jurisdictions for

    - Ride,

INFORMATION ABOUT RIDE                 62

    - Liquid,

    - 5150,

    - Preston,

    - Cappel,

    - Device,

    - Smiley,

    - FullTilt, and

    - Sub Rosa

as well as some associated logos. Ride also claims rights to the trademarks above and to various other trademarks arising out of use of these marks. Although Ride believes these rights are enforceable, there can be no assurance that any of these trademarks are enforceable or that Ride is otherwise capable of protecting the goodwill associated with them. Ride believes that the failure to protect its trademarks could have a material adverse effect on Ride's business.

EMPLOYEES

    As of July 22, 1999, Ride had 234 full-time, including seasonal, employees. None of Ride's employees are subject to a collective bargaining agreement. Ride considers its employee relations to be good.

PROPERTIES

    Ride leases all of its offices, warehouse and manufacturing facilities as follows:

    - Preston, Washington - approximately 100,000 square feet of office and warehouse space, under a lease that expires December 31, 2003,

    - Etobicoke, Ontario - approximately 13,000 square feet of warehouse and office space under a lease that expires November 30, 2001,

    - Corona, California - approximately 25,000 square feet of manufacturing and office space under a lease that expires August 31, 2001, and approximately 16,300 square feet under an adjacent sublease that expires March 31, 2000, and

    - Sparks, Nevada - 21,000 square feet of office, warehouse and light manufacturing space under a lease that expires December 31, 1999.

    Ride is currently subletting approximately 34,000 square feet of its space in its Preston facility. It anticipates that its current facilities will be sufficient for its needs for the foreseeable future.

LEGAL PROCEEDINGS

    Ride is the subject of claims and lawsuits in the normal course of its business, none of which that are presently pending are expected to result in uninsured liabilities that are material in amount. In addition, as of June 30, 1999, described elsewhere in this proxy statement/prospectus, Ride was overdue in the payment of approximately $5.0 million of accounts payable to providers of goods and services, some of whom have commenced or threatened lawsuits to collect the amounts owing.

INFORMATION ABOUT RIDE                 63

        RIDE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    Ride was founded in September 1992. It

    - acquired C.A.S. Sports International, Inc. and C.A.S. Sports Agency, Inc., collectively referred to as C.A.S., in August 1994,

    - acquired Thermal Snowboards Inc., later named Ride Manufacturing, in September 1995 and SMP in October 1995, acquired 5150 Snowboards, Inc., referred to as 5150, in September 1995,

    - sold the C.A.S. entities in October 1996,

    - acquired substantially all of the assets and liabilities of Device Mfg Corp. in June 1997,

    - acquired substantially all of the assets of Galena Creek Trading Corp., doing business as Smiley Hats, in July 1997,

    - acquired US2 Sports Group Inc., doing business as Full-Tilt Wakeboards, in December 1997, and

    - sold the operating assets and inventory of SMP to SMP's Australian licensee in November 1998.

The results of operations of the acquired businesses are included in Ride's financial statements from their respective dates of acquisition through their applicable dates of disposition.

    Because snowboarding traditionally is a winter sport and Ride's sales are concentrated in the northern hemisphere, sales of Ride's products predominantly occur in the months of July through December. Lower sales are realized in the months of January through June of each year. Ride accumulates a backlog of orders beginning in February as a result of pre-season orders placed in connection with winter sports trade shows. The backlog decreases beginning in late spring as product begins to be shipped. Backlog in the snowboarding industry is subject to delay or cancellation. Ride's backlog of orders as of June 30, 1999 was approximately $43.8 million, compared to a backlog of $35.0 million as of June 30, 1998.

RESULTS OF OPERATIONS

QUARTER AND NINE MONTHS ENDED MARCH 31, 1999 COMPARED WITH QUARTER AND NINE MONTHS ENDED MARCH 31, 1998

    Net sales in the third fiscal quarter, ending March 31, 1999, were $3.6 million compared to $4.4 million in the comparable quarter of 1998. On a year-to-date basis, sales for the nine months ending March 31, 1999 were $38.1 million versus $33.3 million for the nine months ending March 31, 1998.

    The percentage of sales represented by hard goods -- defined as snowboards, bindings, boots, wake boards and skateboards -- and soft goods -- defined as apparel and accessories -- for the third quarter and year to date were as follows in 1999 and 1998:

                                                                        HARD GOODS     SOFT GOODS
                                                                       -------------  -------------
Quarter ended 3/31/99................................................          83%            17%
Quarter ended 3/31/98................................................          66%            34%
Nine months ended 3/31/99............................................          86%            14%
Nine months ended 3/31/98............................................          73%            27%

RIDE MANAGEMENT'S DISCUSSION           64

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The main reason for the decrease in the ratio of soft goods to hard goods in 1999 versus 1998 is the sale of the operating portion of SMP subsidiary on November 6, 1998. For the quarter ending March 31 in both 1998 and 1999, 95% of total sales were in North America. For the nine month periods ending March 31, 1999, 79% of sales, and for March 31, 1998, 72% of sales, were in North America.

    Gross margin for the quarter ended March 31, 1999 was 0.7% bringing the nine month year-to-date margin to 27.4%. The primary reason for the negative margin in the third quarter was sales of close-out inventory at reduced prices. Ride made the decision to move close-out inventory at prices lower than would normally be the case in order to gain immediate sales and borrowing availability under its asset based credit facilities. Gross margins for the comparable periods of 1998 were 19.8% for the third quarter and 26.1% for the nine months ending March 31, 1998.

    Selling, general and administrative expenses were $3.6 million for the quarter ending March 31, 1999 compared to $4.9 million in the same period of 1998. The significant reduction in expenses in 1999 versus 1998 resulted from cost reduction programs that were put in place at the start of fiscal 1998-1999. On a year-to-date basis, selling, general and administrative expenses were $11.8 million for the nine months ending March 31, 1999. This compares to $23.3 million for the comparable nine months of the prior year. Excluding the effect of the $8.6 million goodwill write down in December 1997, the decrease in expense from 1998 to 1999 was primarily due to staff reductions and lower executive salaries.

    Interest income was $28,000 in the quarter ending March 31, 1999 compared with $47,000 for the same period of 1998. Interest income for the nine months ending March 31, 1999 was $177,000 versus $139,000 for the comparable nine month period in 1998. Interest expense for the quarter ending March 31, 1999 was $163,000 versus $41,000 for the same period in 1998. Higher borrowings at higher rates accounted for the difference. For the nine months ending March 31, 1999, interest expense was $797,000 versus $424,000 for the same period in 1998. The increases in 1999 versus 1998 were due to a generally higher level of direct advances on Ride's revolving credit facility.

    For the three and nine month periods ended March 31, 1999, no tax expense was recorded as Ride was in a net operating loss carry forward position. For the three months ending March 31, 1998, there was also no tax expense recorded. For the nine month period ending March 31, 1998, Ride recorded income tax expense of $1.3 million. Even though Ride was in a loss position, Ride's tax benefit is limited to the amount of income taxes recoverable from prior years.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1998

    Net sales decreased 4% to $7.3 million for the six months ended June 30, 1998 from $7.6 million for the corresponding period in 1997. The remaining net decrease was due primarily to higher sales of

RIDE MANAGEMENT'S DISCUSSION           65

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
close-out products in the 1997 period as Ride worked down excess inventories. Sales by product group were as follows in the six month periods:

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                             ----------------------------------------------
                                                                      1997                    1998
                                                             ----------------------  ----------------------
                                                                             (IN THOUSANDS)
Snowboards.................................................  $   2,362          31%  $   2,034          28%
Bindings...................................................        527           7         863          12
Boots......................................................        360           5         115           2
Skate, wake and other......................................        540           7       1,277          17
                                                             ---------         ---   ---------         ---
  Total hard goods.........................................      3,789          50       4,289          59

Apparel....................................................      3,510          46       2,649          36
Accessories................................................        260           4         341           5
                                                             ---------         ---   ---------         ---
  Total soft goods.........................................      3,770          50       2,990          41
                                                             ---------         ---   ---------         ---

  Total....................................................  $   7,559         100%  $   7,279         100%
                                                             ---------         ---   ---------         ---
                                                             ---------         ---   ---------         ---

    Snowboard hard good sales, comprising boards, boots and bindings, decreased by $237,000 from the corresponding period of 1997. Sales from January through June of each year are traditionally close-out in nature and are highly dependent on market price at the time of sale. Hard good sales of wake, skate and other were up $737,000 due to the inclusion of the FullTilt brand of wake boards in 1998.

    In the first six months of 1998, sales in North America made up 82% of total sales with international sales making up the remaining 18%. Amounts for the corresponding period in the previous year were 68% for North America sales and 32% for international sales. The change in sales mix was primarily due to a decline in apparel sales in Japan.

    Gross profit for the six months ended June 30, 1998 was negative $1.0 million versus a profit of $2.0 million for the first six months of 1997. A number of factors contributed to this change. In fiscal 1998, Ride transferred its US2 operations to Ride Manufacturing incurring closure and consolidation costs, had close out sales at lower than expected margins and increased its inventory reserves for the remaining close out merchandise due to the continued soft market conditions.

    Selling, general and administrative expenses for the first six months of 1998 were $10.7 million versus $8.4 million for the corresponding period in 1997. Approximately $1.0 million of the increase was due to non-recurring costs associated with the settlement of a class action lawsuit, specific severance and other costs associated with management reorganization, and restructuring SMP. Bad debt expense increased by approximately $700,000 in the 1998 period due to slower than expected collection of accounts receivable from 1997 and write off of the remaining C.A.S. sales accounts receivable. The balance was attributable to additional administrative cost related to the inclusion of Device, Smiley Hats, and US2 acquisitions made in the second half of 1997 and included in the first six months of 1998.

    Interest expense increased by $104,000 in fiscal 1998 due to higher borrowing levels attributed to Ride's cash losses.

    For the six months ended June 30, 1998, there was no income tax benefit recorded as Ride was in a net operating loss carryforward position. For the six months ended June 30, 1997, a tax benefit was recorded based upon the amount of income tax that was recoverable in carryback periods.

RIDE MANAGEMENT'S DISCUSSION           66

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

    As a result of the foregoing, Ride's net loss increased to $11.8 million in the first six months of 1998 from a loss $4.4 million in 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

    Net sales decreased 52% to $36.5 million in 1997 from $75.7 million in 1996. Device, Smiley and US2 contributed a total of $2.5 million to net sales in 1997, subsequent to their respective acquisition dates. The C.A.S. excess inventory and OEM businesses contributed $15.4 million to sales in 1996 through their October 11, 1996 disposition date. The remaining net decrease was due primarily to soft market conditions throughout the industry due to an oversupply of snowboard products. Sales by product group were as follows:

                                                                                TWELVE MONTHS ENDED
                                                                                    DECEMBER 31,
                                                                   ----------------------------------------------
                                                                            1996                    1997
                                                                   ----------------------  ----------------------
                                                                                   (IN THOUSANDS)
Snowboards.......................................................  $  39,926          53%  $  12,520          34%
Bindings.........................................................     12,241          16       8,287          23
Boots............................................................      4,458           6       3,714          10
Skate, wake and other............................................      3,464           5         971           3
                                                                   ---------         ---   ---------         ---
  Total hard goods...............................................     60,089          80      25,492          70

Apparel..........................................................     13,597          18       8,387          23
Accessories......................................................      2,042           2       2,596           7
                                                                   ---------         ---   ---------         ---
  Total soft goods...............................................     15,639          20      10,983          30
                                                                   ---------         ---   ---------         ---

  Total..........................................................  $  75,728         100%  $  36,475         100%
                                                                   ---------         ---   ---------         ---
                                                                   ---------         ---   ---------         ---

    Net sales of hard goods represented 70% of total sales in 1997 while soft goods made up 30%. In 1996, hard goods comprised 80% of total sales and soft goods 20%. The increase in percentage of soft goods sales to total sales is attributable to additional sales added by the Smiley acquisition and to relatively smaller declines in sales of soft goods as compared to hard goods due to relatively less severe oversupply conditions In the hard goods categories, snowboards declined to 34% of sales in 1997 from 53% in 1996 due to the disposition of the C.A.S. entities. Snowboard bindings increased to 23% of sales in 1997 from 16% in 1996 due to the relative strength of Ride's Preston brand strap-in series of bindings and the step-in binding sales added from the acquisition of Device. Boots increased to 10% of sales in 1997 compared to 6% in the prior year due to the 1997 introduction of boots under the Ride label as well as the step-in boot sales added as a result of the acquisition of Device. Skate, wake and other hard goods declined to 3% of sales in 1997 from 5% in 1996 primarily due to the disposition of the C.A.S. excess inventory business which was involved in numerous non-snowboard close-out categories. Apparel increased to 23% of sales in 1997 from 18% in 1996 due to smaller net declines than seen in the hard goods categories. Accessories increased to 7% of net sales in 1997 due primarily to the addition of Smiley in July 1997.

    In 1997, net sales in North America made up 68% of total sales with international sales making up the remaining 32%. In 1996, North American sales comprised 54% and international sales 46%. The decrease in international sales in 1997 is attributable to the relatively more severe excess inventory conditions in the Japanese market.

    Gross profit decreased to $9.8 million in 1997 from $14.1 million in 1996 while gross margins increased to 27% in 1997 from 19% in 1996. The dollar decrease was due to the large drop in sales volume in 1997. The increase in gross margins was due to the $6.5 million inventory write down taken

RIDE MANAGEMENT'S DISCUSSION           67

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
by Ride in 1996 related to canceled commitments from Ride's principal Japanese distributor. Absent the 1996 inventory write down, gross margins would also have been 27% in 1996. Gross margins in 1997 were positively impacted by the sale of the C.A.S. businesses, which generally had lower gross margins than other divisions, the addition of the relatively high gross margin Smiley business, and cost savings associated with moving Ride's binding operations offshore.

    Offsetting these improvements was the sale of lower margin 1996 close out products and the under-utilization of Ride's manufacturing facility as a result of the decline in snowboard sales volumes.

    Selling, general and administrative expenses decreased 11% to $18.3 million in 1997 from $20.5 million in 1996. This decrease was due primarily to staff reductions, lower executive salaries, lower variable expenses associated with the lower sales volumes, primarily commissions and bad debt accruals, and the disposition of the C.A.S. businesses, offset partly by increased occupancy and legal expenses as well as the expenses of Device, Smiley and US2 acquired in 1997. The primary components of selling, general and administrative expenses were salaries, wages, commissions and other compensation, $7.5 million in 1997 and $8.6 million in 1996, advertising, promotion and team, $3.7 million in 1997 and $4.3 million in 1996, and occupancy, depreciation and amortization expense, $2.1 million in 1997 and $1.9 million in 1996.

    Also included in operating expenses in 1997 was an $8.6 million loss on impairment of goodwill. FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires Ride to periodically review the events and circumstances affecting its operations for indications that Ride's long-lived assets might be impaired. During the fourth quarter of 1997, Ride determined that reorders for its primary products would not meet previously anticipated levels and Ride realized pricing pressure on its lower-end products, thus suggesting that Ride's current production capacity and infrastructure were underutilized. Based on this evaluation, Ride determined that the $13.9 million of goodwill associated with its acquisitions of C.A.S., SMP and Ride Manufacturing was impaired and wrote it down by $8.6 million. Ride's estimates of the discounted cash flows expected to be generated from these entities indicate that the remaining carrying amounts are expected to be recovered. However, it is possible that the current industry oversupply of snowboard products may be a sign of a permanent shift in demand and there can be no assurance that the carrying value of the goodwill associated with these acquisitions will be fully recoverable. Operating expenses in 1996 included $2.5 million in restructuring charges associated with the moving of Ride's snowboard binding operations offshore and the withdrawal of snowboard production from two outside snowboard manufacturers. The primary components of the restructuring charges were write-offs of abandoned equipment, tooling and leasehold improvements, accrual of future lease costs and vendor cancellation fees.

    Interest income decreased to $195,000 in 1997 from $333,000 in 1996. The decrease was due to lower invested cash balances on hand in 1997 as a result of operating losses incurred in 1996 and 1997. Interest expense increased to $426,000 in 1997 from $268,000 in 1996. This increase was due principally to higher seasonal utilization of Ride's line of credit for working capital purposes. Also included in the 1996 results was a gain of $482,000 on the disposition of the C.A.S. excess inventory and OEM businesses.

    At December 31, 1997, Ride was in a tax loss carryforward position. Accordingly, Ride's tax benefit is limited to the amount of income taxes recoverable from prior years, or approximately $0.6 million, resulting in an effective tax rate of 3.4%. The effective tax rate in 1996 was 34.3% which reflects full recoverability of tax losses through carryback of tax losses against taxes paid in 1994 and 1995.

RIDE MANAGEMENT'S DISCUSSION           68

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

    As a result of the foregoing, Ride's net loss increased to $16.7 million in 1997 from $5.5 million in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

    Net sales increased 1% to $75.7 million in 1996 from $74.9 million in 1995. Ride Manufacturing, 5150 and SMP contributed a total of $7.6 million to net sales in 1995, subsequent to their respective acquisition dates, and $16.1 million in 1996. The remaining difference is due to the inclusion of the C.A.S. excess inventory and OEM businesses for the full year in 1995 as opposed to 1996 when they were included only through their October 11, 1996 disposition date. Sales by product group were as follows:

                                                                              FOR THE 12 MONTHS ENDED
                                                                                    DECEMBER 31,
                                                                   ----------------------------------------------
                                                                            1995                    1996
                                                                   ----------------------  ----------------------
Snowboards.......................................................  $  50,304          67%  $  39,926          53%
Bindings.........................................................      5,334           7      12,241          16
Boots............................................................      5,056           7       4.458           6
Skate, wake and other............................................      6,437           9       3,464           5
                                                                   ---------         ---   ---------         ---
  Total hard goods...............................................     67,131          90      60,089          80

Apparel..........................................................      6,699           9      13,597          18
Accessories......................................................      1,020           1       2,042           2
                                                                   ---------         ---   ---------         ---
Total Soft Goods.................................................      7,719          10      15,639          20
                                                                   ---------         ---   ---------         ---

  Total..........................................................  $  74,850         100%  $  75,278         100%
                                                                   ---------         ---   ---------         ---
                                                                   ---------         ---   ---------         ---

    Net sales of hard goods represented 80% of total sales in 1996 while soft goods made up 20%. In 1995, hard goods comprised 90% of total sales and soft goods 10%. As a percentage of sales, snowboards decreased to 53% in 1996 from 67% in 1995. The decline was due to a substantial decrease in OEM snowboard business in 1996, both at Ride Manufacturing where factory production was utilized almost exclusively for internal production as well as brokered OEM snowboards sold by C.A.S. In addition, sales decreased in the retained C.A.S. branded and private label businesses due to increased competition at the lower price points where these products were targeted. The increase in snowboard binding sales in 1996 is due primarily to the market success of Ride's Preston brand aluminum bindings. The decrease in other hard goods was due to the sale of the C.A.S. excess inventory business which was involved in numerous non-snowboard close-out categories. The increase in apparel sales is attributable primarily to the inclusion of SMP for the entire year in 1996 as opposed to 1995 when SMP was included only from its October 20, 1995 acquisition date.

    In 1996, net sales in North America made up 54% of total sales with international sales making up the remaining 46%. In 1995, North American sales comprised 67% and international sales 33% of total sales. The increase in international sales in 1996 was attributable primarily to the addition of SMP for the entire year in 1996 as a majority of that company's sales were to international markets.

    Gross profit decreased to $14.1 million in 1996 from $19.9 million in 1995 while gross margins dropped to 19% in 1996 from 27% in 1995. These decreases were due to a $6.5 million inventory write down taken by Ride in December 1996. This write down was necessitated by excess inventories resulting primarily from canceled commitments from Ride's principal Japanese distributor. Without the inventory write down, gross margins would have been 27% in 1996. The addition of Ride Manufacturing in September 1995 allowed Ride to internally manufacture 45% of its branded

RIDE MANAGEMENT'S DISCUSSION           69

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
snowboards in 1996 compared to only 10% in 1995. Cost savings from this change had a positive impact on gross margins. In addition, the inclusion of a full year of higher-margin SMP sales in 1996 also served to increase gross margins. Offsetting these gains was an aggressive fourth quarter 1996 discounting program offered by Ride in an attempt to reduce the amount of excess inventory on hand.

    Selling, general and administrative expenses increased 88% to $20.5 million in 1996 from $10.9 million in 1995. The increase was due to the inclusion of the operations for Ride Manufacturing and SMP for the entire year in 1996 as well as the increased scope of Ride's operations in 1996. In addition, Ride incurred $1.0 million in management transition expenses in 1996 associated with the 1996 changes in top management. The primary components of selling, general and administrative expenses were salaries, wages, commissions and other compensation, $8.6 million in 1996 and $5.5 million in 1995, advertising, promotion and team, $4.3 million in 1996 and $1.9 million in 1995, and occupancy, depreciation and amortization expense, $1.9 million in 1996 and $735,000 in 1995.

    Operating expenses in 1996 also included $2.5 million in restructuring charges associated with the moving Ride's snowboard binding operations offshore and the withdrawal of snowboard production from two outside snowboard manufacturers. The primary components of the restructuring charges are write-offs of abandoned equipment, tooling and leasehold improvements, accrual of future lease costs and vendor cancellation fees.

    Interest income decreased to $333,000 in 1996 from $406,000 in 1995. The decrease was due to higher cash balances on hand in 1995 from Ride's secondary stock offering in August 1995 and the proceeds from exercise of common stock warrants. Interest expense increased to $268,000 in 1996 from $18,000 in 1995. This increase was due to principally to seasonal utilization of Ride's line of credit for working capital purposes. Also included in the 1996 results is a gain of $482,000 on the disposition of the C.A.S. excess inventory and OEM businesses.

    The provision for income taxes represents a 36.5% effective tax rate for 1995 compared with a 34.3% effective rate for 1996. The decrease is due primarily to expense for state income tax purposes lowering the overall tax benefit of the 1996 loss.

    As a result of the foregoing factors, including the non-recurring restructuring charges, inventory write down and management transition expenses, Ride incurred a net loss of $5.5 million in 1996 compared to net income of $6.0 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    Ride requires capital for the development of its technology and products, procurement of raw materials and finished goods manufactured by others and capital equipment. Ride operates in a highly seasonal business, generating the majority of its sales in the months of July through December. Ride's cash receipts from its North American customers are received predominantly in the months of December, January and February while its international customers generally pay by letter of credit or in cash immediately prior to shipment. In order to finance operations and manufacture and purchase products during the remainder of the year, Ride has historically utilized a revolving line of credit.

    On August 31, 1998, Ride entered into a loan and security agreement with CIT, which replaced Ride's prior credit facility. Ride's line of credit under the new facility is up to $15.0 million, to be increased to $17.0 million from October 15 to December 15 of each year for a term of three years. The amount that may be borrowed is also limited to the sum of (1) 85% of eligible accounts receivable, provided the dilution does not exceed 5.0% and after implementation of an 11.0% dilution reserve against loan availability during the season, and
(2) 55% of eligible finished goods inventory, not to exceed $6.5 million during April through September, $3.25 million in October, $2.5 million in November, and $2.0 million in December. Although the credit facility provides that there cannot be

RIDE MANAGEMENT'S DISCUSSION           70

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
advances against inventory during January through March of each year, CIT agreed to allow advances during that period in 1999. In order to obtain advances during that period from January through March of 1999, Ride agreed that the sub-limit during all periods would be subject to periodic renegotiations, and the sub-limit, as of July 22, 1999, was $4.5 million, subject to availability. The facility now provides for a maximum letter of credit subline of $8.0 million. The facility bears interest at the prime interest rate plus 1.5% and is collateralized by substantially all the assets of Ride. Additionally, the facility requires an annual facility fee of 0.5% due each anniversary of the execution of the credit facility and a monthly letter of credit fee of 1.5% per annum of the face amount of any standby and documentary letters of credit.

    The CIT line of credit is subject to cancellation in the event of enumerated events of default, one or more of which may have already occurred by reason of the following:

    - if the existing financial condition of Ride and its subsidiaries is deemed to constitute insolvency;

    - failure of Ride to remain in technical compliance with the inventory collateral sublimit set forth in the CIT agreement;

    - possible delinquency in the delivery of financial and other reports required to be delivered to CIT;

    - default under the CIT agreement by reason of Ride's recent sale and license-back of its Smiley-related trademarks without the CIT's prior approval;

    - default in the payment of amounts currently owing to Advantage Fund II Ltd., under the Loan and Security Agreement dated February 19, 1999 and related instruments, which constitutes a cross default under the CIT agreement;

    - delinquencies in the payment of amounts currently owing to vendors, legal and financial advisors and others; and

    - default of specific monthly payment obligations currently due for professional snowboard athlete services.

    As described below, CIT has agreed with K2 not to exercise its default rights with respect to these enumerated existing events of default for so long as the merger agreement remains in effect, but in no event past December 1, 1999. In the event of subsequent defaults under the CIT line of credit, however, CIT would have the right to refuse future borrowings by Ride and to declare all then existing indebtedness due and payable.

    On August 31, 1998, Ride entered into a consent, reaffirmation, and release agreement with US Bank under which Ride retained a $3.0 million credit facility with that institution. The US Bank facility bears interest at prime rate plus 1.5% per year until February 28, 1999 and prime rate plus 2.0% per year from March 1, 1999 through and including the date Ride repays the principal amount owed, is subordinated to the CIT credit line, and is secured by promissory notes with a principal amount of $1.4 million, as of July 22, 1999, from Global Sports, Inc. Additionally, the facility is secured by the personal guarantee of one of Ride's outside directors, including specific real property owned by that director. All indebtedness due under the US Bank Facility is due and payable August 30, 1999. Ride was required to make quarterly principal payments under the US Bank facility of $100,000, beginning with a payment due on March 31, 1999. Ride failed to make payments due on March 31, 1999 and June 30, 1999, and therefore was in default of the US Bank facility. The overdue principal amounts were repaid on July 27, 1999 utilizing a portion of the proceeds from the $2.0 million loan from K2.

    By the terms of a loan and security agreement and related instruments, dated February 19, 1999, by and between Ride and the holder of Ride's series B 5% cumulative preferred stock, Advantage, the

RIDE MANAGEMENT'S DISCUSSION           71

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
remaining 1,500 shares of the series B 5% cumulative preferred stock of Ride issued to Advantage were converted to debt in the form of a promissory note in the amount of $1.725 million. The note bears interest at the rate of ten percent per year, payable on each March 31, June 30, September 30 and December 31, and the principal amount and all accrued interest was due and payable in full on June 30, 1999. The note is secured by a security interest in Ride's assets subordinate to the outstanding security interests of Ride's senior secured creditors. The note has a default interest rate of eighteen percent per year. Ride was unable to repay this indebtedness when due, and is currently in default. Pursuant to an agreement negotiated with Advantage, dated July 22, 1999, the deadline for payment of the principal and accrued interest was extended to the earlier of the closing of the merger or December 1, 1999.

    As of July 22, 1999, Ride did not have sufficient funds available to it to remain current on the payment of accounts payable or to provide letters of credit required under arrangements with product suppliers as a condition of their production and shipping of products required to fill orders. As of this date, accounts payable overdue by 30 days or more totaled approximately $5.5 million, and amounts required for supplier letters of credit totaled approximately $14.0 million. Through the bindings and apparel agreement, K2 assumed the responsibility for the fulfillment and financing of all of Ride's North American binding and apparel orders calling for delivery of product before November 30, 1999.

    In connection with the merger agreement, CIT entered into a forbearance agreement with K2 by which CIT agreed to forbear from exercising its default rights under the CIT Loan and Security Agreement with respect to existing events of default enumerated in the agreement. The forbearance agreement will remain in effect so long as the merger agreement remains in full force and effect, but in no event past December 1, 1999. Under the terms of intercreditor agreements among CIT, US Bank and Advantage, US Bank and Advantage have, with limited exceptions, agreed that they may not take steps to foreclose on assets of Ride until all indebtedness to CIT has been paid. Accordingly, US Bank and Advantage are, for all practical purposes, precluded from exercising their default rights and remedies. However, in the event of further defaults under the CIT loan and security agreement, or termination of the merger agreement for any reason, CIT would have the right to refuse all further loans to Ride and all of CIT, US Bank and Advantage would have the right to demand immediate payment of the debts owing to them, although US Bank and Advantage would be precluded under the intercreditor agreements from taking any collection actions against Ride until all amounts owed to CIT were paid in full.

    Any such event would be a material adverse effect under the merger agreement, which would entitle K2 to decline to proceed with the merger. A further description of the risks associated with the CIT line of credit are discussed above under "Risk Factors--Risks Factors Relating to the Merger" on page 14.

    As the result of the foregoing, absent completion of the merger, the agreement of Ride lenders to extensions of existing debt, or an alternative transaction acceptable to the Ride lenders, Ride's ability to continue in business as a going concern is highly uncertain.

    Although Ride cannot accurately anticipate the effects of inflation, Ride does not believe inflation has had or is likely to have a material effect on its results of operations or liquidity.

    Except for distributions paid to shareholders when Ride was an S corporation, Ride has never paid dividends on its common stock. Ride's present policy is to retain any earnings to finance Ride's business. Any future dividends will be dependent upon Ride's financial condition, results of operations, current and anticipated cash requirements, acquisition plans and plans for expansion, and any other factors which Ride's board of directors deems relevant. Ride's bank loan agreement restricts the

RIDE MANAGEMENT'S DISCUSSION           72

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
payment of dividends. Ride has no present intention of paying dividends on its common stock in the foreseeable future.

YEAR 2000

    The "year 2000 problem" is the result of computer programs being written using two digits rather than four to define the applicable year. Software programs and systems that have date-sensitive features may recognize a date using "00" as the year 1900 instead of the year 2000. Ride has assessed its year 2000 needs and has purchased and has installed year 2000-compliant software in all its known non-compliant hardware and software systems. The cost of the purchase and installation of the year 2000-compliant software is anticipated to exceed $250,000. Ride is in the process of reviewing with each of its material suppliers, service providers and customers the steps each is taking to insure their respective computer systems are presently or will be year 2000-compliant in a timely fashion. Ride's shipper has confirmed to Ride it has installed year 2000-compliant software in all of its material systems. There can be no assurance the computer systems of third parties on whose commercial efforts Ride directly or indirectly relies, will be year 2000-compliant in a timely fashion. Because Ride has not completed its review of its material third party suppliers, service providers and customers, it has not created a contingency plan setting forth what steps will be taken if these third parties are not year 2000 compliant by December 31, 1999. Based on information received from its third party vendors, service providers and customers, Ride intends to have a contingency plan in place by October 1999. The failure of third parties to be year 2000 compliant could cause material delays in the design, manufacture and shipment of products, delay in payment for products, and delay in the availability of credit or funds necessary to operate the business of Ride. The failure of Ride's or one or more third-party's computer systems as a result of year 2000 non-compliance may have a material adverse effect on Ride's business and results of operations.

MARKET RISK

    Ride's Ride Canada subsidiary operates and maintains its accounting records using the Canadian dollar as its functional currency. In accordance with generally accepted accounting principles, upon consolidation the assets, liabilities, revenues and expenses of this subsidiary are translated into U.S. dollars at the appropriate exchange rate prevailing during the period and are therefore subject to fluctuations in the exchange rates between the Canadian dollar and the U.S. dollar.

    Ride purchases some raw materials from foreign suppliers with payments denominated in foreign currencies. Accordingly, Ride may face exposure to gains and losses from currency fluctuations. In addition, during the contractual periods, Ride is exposed to certain losses in the event of nonperformance by the counterparties to the forward contracts. At December 31, 1997 and June 30, 1998, Ride did not have any open forward contracts.

RIDE MANAGEMENT'S DISCUSSION           73

AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

                         PRINCIPAL SHAREHOLDERS OF RIDE

    The following table sets forth information regarding the beneficial ownership of Ride's common and preferred stock as of July 21, 1999 by each person known by Ride to be the beneficial owner of more than five percent of Ride's common stock, by each director, by the four most highly paid executive officers of Ride and the chief executive officer, and by all directors and executive officers of Ride as a group.

                                                                             NUMBER OF SHARES
                                                                            BENEFICIALLY OWNED
                                                                      ------------------------------
                                                                                         SERIES A
                                                                                        PREFERRED      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)(2)                             COMMON STOCK       STOCK        OUTSTANDING
--------------------------------------------------------------------  --------------  --------------  -------------
James J. Salter(3)..................................................        708,000         --               4.96%
25 Vanley Crescent
North York, On M3J2B7

Mark M. Salter(4)...................................................      1,027,318        200,000           7.20%
1900 W. Loop South, #550
Houston, TX 77027

Cory J. Hechler(5)..................................................        419,000         --               2.93%
c/o Ride, Inc.
8160 304th Avenue, Southeast
Preston, WA 98050

Roger B. Madison, Jr.(6)............................................        343,546         --               2.41%
22229 NE 140th Way
Woodinville, WA 98072

Robin Hernreich.....................................................          6,510         --              *
Remenov & Co. Inc.
P.O. Box 1888
Edwards, CO 81632

Robert F. Marcovitch(7).............................................        112,409         --              *

David H. Davis(8)...................................................         23,874         --              *

Gregory S. Cook(9)..................................................         20,375         --              *

Mark Brasier(10)....................................................         31,375         --              *

Girish Govind(11)...................................................         14,125         --              *

All directors and executive officers as a group (11 persons)........      2,732,193        200,000           19.1%

------------------------

*   Less than 1%.

(1) Except as otherwise noted in these footnotes, each of the persons named in the table has sole voting and investment power with respect to the shares shown beneficially owned by such person. As noted in these footnotes, shares beneficially owned may include shares subject to options that are exercisable on or before September 19, 1999.

(2) The address of each of the following owners, unless indicated otherwise, is c/o Ride, Inc., 8160 304th Avenue, Southeast, Preston, WA 98050.

(3) Includes 120,000 shares issuable upon exercise of options awarded to James Salter pursuant to Ride's stock option plans which are exercisable in the next 60 days.

PRINCIPAL SHAREHOLDERS OF RIDE         74

(4) Mark Salter beneficially owns (1) 835,000 shares of common and 200,000 shares of preferred held by Salter Family Partners, Ltd., a limited partnership of which Mark Salter and his wife are the sole general partners, with shared voting and investment control; (2) 6,000 shares held by Mark Salter as custodian for his three minor children, for which Mr. Salter disclaims beneficial ownership; and (3) 50,000 shares in his own name. Includes 136,318 shares issuable upon exercise of options awarded to Mark Salter pursuant to Ride's stock option plans which are exercisable within the next 60 days.

(5) Includes 80,000 shares issuable upon exercise of options awarded to Cory Hechler pursuant to Ride's stock option plans which are exercisable in the next 60 days.

(6) Includes 136,318 shares issuable upon exercise of options awarded to Roger Madison pursuant to Ride's stock option plans which are exercisable in the next 60 days.

(7) Includes 101,875 shares issuable upon exercise of options awarded to Robert Marcovitch pursuant to Ride's stock option plans which are exercisable in the next 60 days.

(8) Includes 19,125 shares issuable upon exercise of options awarded to David Davis pursuant to Ride's stock option plans which are exercisable in the next 60 days.

(9) Includes 20,375 shares issuable upon exercise of options awarded to Gregory Cook pursuant to Ride's stock option plans which are exercisable in the next 60 days.

(10) Includes 31,375 shares issuable upon exercise of options awarded to Mark Brasier pursuant to Ride's stock option plans which are exercisable in the next 60 days.

(11) Includes 14,125 shares issuable upon exercise of options awarded to Girish Govind pursuant to Ride's stock option plans which are exercisable in the next 60 days.

PRINCIPAL SHAREHOLDERS OF RIDE         75

                          DESCRIPTION OF CAPITAL STOCK

    When we complete the merger, Ride shareholders will become K2 shareholders.

    The following is a description of K2 common stock to be issued in the merger and a summary of the significant differences between the rights of holders of K2 common stock and Ride common stock.

K2 CAPITAL STOCK

    The authorized capital stock of K2 consists of 40,000,000 shares of common stock, $1.00 par value, and 12,500,000 shares of preferred stock, $1.00 par value.

    K2 COMMON STOCK. As of July 31, 1999, there were approximately 16,545,406 shares of K2 common stock outstanding held of record by approximately 1,603 persons. K2 common stock is listed on the New York Stock Exchange under the symbol "KTO." Holders of K2 common stock are entitled to one vote per share on all matters to be voted upon by K2 shareholders. K2 shareholders may not cumulate votes in connection with the election of directors. The holders of K2 common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the K2 board out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of K2, the holders of K2 common stock are entitled to share ratably in all assets remaining after payment of liabilities. The K2 common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the K2 common stock. All outstanding shares of K2 common stock are fully paid and non-assessable, and the shares of K2 common stock to be outstanding upon completion of the merger will be fully paid and non-assessable. Harris Trust Company of California is the Transfer Agent and Registrar for the shares of K2 common stock.

    K2 PREFERRED STOCK. The K2 board may issue up to 12,500,000 shares of K2 preferred stock in one or more series and, subject to the Delaware General Corporation Law, may

    - fix its rights, preferences, privileges and restrictions,

    - fix the number of shares and designation of any series, and

    - increase or decrease the number of shares of any series if not below the number of outstanding shares.

    At the date of this proxy statement/prospectus, no shares of K2 preferred stock were outstanding. Although K2 presently does not intend to do so, its board may issue K2 preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of the K2 common shareholders without shareholder approval. The issuance of K2 preferred stock may delay or prevent a change in control of K2.

    The K2 certificate of incorporation designates 200,000 shares of preferred stock as series A junior participating cumulative preferred stock in connection with K2's rights plan, as described below. We refer to K2's series A preferred stock as the series A junior participating cumulative preferred shares.

K2 RIGHTS PLAN

    GENERAL. K2 has a shareholder rights plan, under which each share of common stock is accompanied by the right, under specified circumstances, to purchase one-hundredth of a share of K2 Series A preferred stock at an initial price of $60 for each one-hundredth of a share. The terms of the K2 shareholder rights are fully described in K2's rights plan dated July 1, 1999.

    Under the shareholder rights plan, the term "distribution date" means the earlier to occur of the following:

    - ten days after a public announcement that a person or group of affiliated or associated persons have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of K2 common stock,

DESCRIPTION OF CAPITAL STOCK           76

    - ten business days after the commencement or announcement of a tender offer or exchange offer which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of K2 common stock, or

    - earlier redemption or expiration of K2 shareholder rights.

The K2 shareholder rights will be transferred only with the shares of K2 common stock and represented by the certificates for K2 common stock. After the distribution date, separate K2 right certificates alone will evidence the K2 shareholder rights.

    The K2 shareholder rights are not exercisable until the distribution date. The K2 shareholder rights will expire September 5, 2009 unless this expiration date is extended or unless the K2 shareholder rights are earlier redeemed or exchanged by K2, as described below.

    The number of outstanding K2 shareholder rights is also subject to adjustment in the event of a stock split, stock dividend, or subdivisions, consolidations or combinations of the shares of K2 common stock before the distribution date.

    The value of the one one-hundredth interest in a K2 series A preferred share purchasable upon exercise of each K2 shareholder right should approximate the value of one share of K2 common stock.

    A K2 shareholder's rights become void upon becoming a beneficial owner of 15% or more of the outstanding shares of K2's common stock, and each other right holder may receive for the exercise price of the right, that number of shares of K2 common stock with a market value of two times the exercise price. In the event that, after a person or group acquires K2 in a change of control transaction or sale of 50% or more of its consolidated assets or earning power, each holder of a K2 shareholder right other than a 15% beneficial owner will have the right to receive upon the exercise of the right at its exercise price, that number of shares of common stock of the other party to the transaction or its parent, which has a market value of two times the exercise price.

    At any time after any person or group becomes a 15% beneficial owner before a change of control transaction, the K2 board of directors may exchange each K2 shareholder right not owned by a 15% beneficial owner for one share of K2 common stock, or one one-hundredth of a K2 Series A preferred share or other K2 preferred stock with similar rights.

    At any time before a person or group becomes a beneficial owner of 15% or more of the outstanding shares of K2's common stock, the K2 board of directors may redeem the K2 shareholder rights in whole, but not in part, at a price of $.001 per K2 shareholder right on conditions the K2 board establishes. After redemption, the K2 shareholder rights will terminate and the only right of the holders of K2 shareholder rights will be to receive the redemption price of $.001 per K2 shareholder right.

    For so long as the K2 shareholder rights are redeemable, K2 may amend them in any manner, except the redemption price of $.001 per K2 shareholder right. After the K2 shareholder rights are not redeemable, K2 may amend the K2 shareholder rights in any manner that does not negatively affect the interests of holders of the K2 shareholder rights, except the redemption price of $.001 per K2 shareholder right. Until a K2 shareholder right is exercised, its holder will have no rights as a K2 shareholder, including the right to vote or to receive dividends.

    K2 SHAREHOLDER RIGHTS HAVE CERTAIN ANTI-TAKEOVER EFFECTS. The K2 shareholder rights could cause substantial dilution to a person or group that attempts to acquire K2 on terms not approved by the K2 board of directors. The K2 shareholder rights should not interfere with any merger or other business combination approved by the K2 board of directors since the K2 shareholder rights may be redeemed by K2 at the $.001 redemption price before a person or group has become a beneficial owner of 15% or more of the outstanding shares of K2's common stock.

    The K2 shareholder rights plan is governed by the terms and conditions of K2's rights agreement. See "Where You Can Find More Information."

DESCRIPTION OF CAPITAL STOCK           77

                  COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS
                     OF K2 AND COMMON SHAREHOLDERS OF RIDE

    The rights of K2 shareholders are currently governed by the Delaware General Corporation Law, K2's certificate of incorporation and K2's by-laws. The rights of Ride shareholders are currently governed by the Washington Business Corporation Act, Ride's articles of incorporation and Ride's by-laws. Upon completion of the merger, the rights of Ride shareholders who become shareholders of K2 in the merger will be governed by the Delaware General Corporation Law, K2's certificate of incorporation and K2's by-laws. While the rights and privileges of shareholders of a Delaware corporation are, in many instances comparable to those of a shareholder of a Washington corporation, there are certain differences.

    The following description summarizes the significant differences that may affect the rights of shareholders of K2 and shareholders of Ride but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the Delaware General Corporation Law, K2's certificate of incorporation, K2's by-laws, the Washington Business Corporation Act, Ride's articles of incorporation and Ride's by-laws.

CAPITALIZATION

    K2. K2's authorized capital stock is described above under "Description of Capital Stock--K2 Capital Stock."

    RIDE. The total authorized shares of capital stock of Ride consist of 40,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. At the close of business on July 31, 1999, there were approximately 14,275,741 shares of Ride common stock outstanding and 200,000 shares of Ride preferred stock outstanding.

    The Ride board of directors is authorized to issue preferred stock from time to time in series, and to fix, determine and amend the rights and preferences of wholly unissued series of preferred shares. The Ride board of directors may issue a series of preferred shares entitled to cumulative or noncumulative dividends. The Ride board of directors also may provide for rights of and terms of redemption, the voting rights, if any, the liquidation prices and conversion of the shares of any series of preferred stock.

VOTING RIGHTS

    K2. The Delaware General Corporation Law allows for more or less than one vote per share and permits cumulative voting if each is provided for in the certificate of incorporation. Each holder of K2 common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

    RIDE. The Washington Business Corporation Act allows for more or less than one vote per share if provided in the articles of incorporation. The Washington Business Corporation Act also permits cumulative voting for directors unless otherwise provided in the articles of incorporation. Each holder of Ride common stock is entitled to one vote for each share held of record, and Ride's articles of incorporation do not permit cumulative voting for the election of directors.

NUMBER, ELECTION, VACANCY AND REMOVAL OF DIRECTORS

    K2. K2's board of directors has nine members. The Delaware General Corporation Law provides that the board of directors of a Delaware corporation will consist of one or more directors as fixed by

COMPARISON OF RIGHTS OF                78

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE
the corporation's certificate of incorporation or by-laws. K2's certificate of incorporation provides that the K2 board of directors will consist of at least eight but no more than eleven directors and that the number of directors may be changed from time to time by the board of directors. As permitted under the Delaware General Corporation Law, K2's certificate of incorporation also provides that the K2 board of directors consists of three classes of directors. The directors in each class serve on the K2 board of directors for approximately three years each.

    K2's by-laws provide that if there is a vacancy on the K2 board of directors or if the number of directors is increased, those vacancies will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, and not by the shareholders. A director elected to fill a vacancy or newly created directorship will serve for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until that director's successor will have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director.

    The Delaware General Corporation Law provides that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, in the case of a corporation whose board is classified, the directors may be removed only for cause unless the certificate of incorporation provides otherwise.

    RIDE. Ride's board of directors has four members. The Washington Business Corporation Act provides that the board of directors of a Washington corporation shall consist of one or more directors as fixed by the corporation's articles of incorporation or by-laws. Ride's articles of incorporation provides that the number of directors may be changed from time to time as provided in the by-laws. The by-laws provide that the initial number of directors must be six and that the number may be increased or decreased by the Shareholders or board of directors from time to time and may be set by a resolution adopted by a majority of the directors present or the shareholders.

    Under Ride's by-laws, vacancies on the Ride board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by shareholders, the directors or, if the directors in office are fewer than a quorum, by the affirmative vote of a majority of the remaining directors.

    The Washington Business Corporation Act provides that a corporation's shareholders at a annual meeting called expressly for that purpose may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. Ride's by-laws provide that any director or the entire Ride board of directors may be removed at any time, with or without cause, by the holders of the shares of capital stock entitled to elect the director or directors whose removal is sought if a majority of the votes cast are for the removal of that director or those directors.

AMENDMENTS TO ARTICLES OF INCORPORATION

    K2. Under the Delaware General Corporation Law, amendments to a corporation's certificate of incorporation require the approval of the board of directors and shareholders holding a majority of the outstanding stock of that class entitled to vote on that amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. K2's certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock voting together as a single class, will be required to alter, amend, adopt any provision inconsistent with or repeal Article 15, Section 1 of K2's certificate of incorporation, which relates to any merger, disposition of assets, issuance, transfer or reclassification of securities, adoption of a plan of liquidation by any affiliate, beneficial owner of 10%

COMPARISON OF RIGHTS OF                79

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE
or more of the outstanding voting stock or K2, or any person who has been assigned or succeeded to shares owned by a beneficial owner.

    RIDE. The Washington Business Corporation Act authorizes a corporation's board of directors to make various changes of an administrative nature to the corporation's articles of incorporation without shareholder action. These changes include a change to the corporate name, changes to the number of authorized shares solely to effectuate a stock split or stock dividend in the corporation's shares and changes to or elimination of provisions with respect to the par value of the corporation's stock. The Washington Business Corporation Act requires that other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders. Under the Washington Business Corporation Act, these other amendments must be approved by each voting group entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group, unless another proportion is specified in the articles of incorporation, by the board of directors as a condition to its recommendation, or by the provisions of the Washington Business Corporation Act. Ride's articles of incorporation permit the right to amend or repeal the provisions of the articles of incorporation in any manner permitted by law.

AMENDMENTS TO BY-LAWS

    K2. Under the Delaware General Corporation Law, by-laws of a corporation may be amended or repealed by shareholders, and, if provided for in the corporation's certificate of incorporation, by the directors. K2's certificate of incorporation and by-laws provide that K2's by-laws may be altered or repealed and new by-laws may be adopted by the board of directors and they may be adopted, altered or repealed by the stockholders by the vote of 75% or more.

    RIDE. Under the Washington Business Corporation Act unless a company's articles of incorporation states otherwise, shareholders may amend or repeal the by-laws of a corporation. The board of directors also may amend or repeal the by-laws of a corporation under the Washington Business Corporation Act except to the extent the articles of incorporation reserve that power to the shareholders or the shareholders in amending or repealing a by-law expressly provide that directors may not amend or repeal that by-law. Ride's articles of incorporation and by-laws give the Ride board of directors the power to adopt, amend or repeal Ride's by-laws, subject to the power of shareholders of Ride to amend or repeal Ride's by-laws.

SHAREHOLDER ACTION

    K2. The Delaware General Corporation Law authorizes shareholder action without a meeting unless otherwise provided in a corporation's certificate of incorporation. K2's certificate of incorporation provides that any action required or permitted to be taken by the K2 shareholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

    RIDE. Under the Washington Business Corporation Act, shareholder action for a public company may be taken without a meeting only if written consents setting forth that action are signed by all holders of outstanding shares entitled to vote thereon. Ride's by-laws provide that any action may be effected without a meeting if all shareholders entitled to vote on the action sign and deliver to Ride a consent setting forth the action so taken.

NOTICE OF SPECIFIC ACTIONS BY HOLDERS OF SHARES

    K2. K2's by-laws provide that a shareholder must give advance written notice of nominations for election of directors and to properly bring business before an annual meeting of shareholders. Under

COMPARISON OF RIGHTS OF                80

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE

K2's by-laws, a shareholder's written notice must generally be delivered to the Secretary of K2 not less than 90 days before the meeting, or, if later, the tenth day following the first public announcement of the date of the meeting and the business must be a proper matter under the Delaware General Corporation Law.

    RIDE. Ride's by-laws provide that for business to be properly brought before an annual meeting of shareholders, Ride must deliver notice, and that notice must be received by the shareholders of Ride not fewer than 10 nor more than 50 days in advance of the date of that annual meeting.

SPECIAL SHAREHOLDER MEETINGS

    K2. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws. The Delaware General Corporation Law requires notice of shareholders meetings to be sent to all shareholders of record entitled to vote thereon not less than 10 nor more than 60 days before the date of the meeting. K2's by-laws provide that a special meeting of K2's shareholders may be called only by the K2 board of directors or by the chairman of the K2 board of directors.

    RIDE. Under the Washington Business Corporation Act, a special meeting of shareholders may be called by a corporation's board of directors or other persons authorized by the corporation's articles of incorporation or by-laws, or, unless limited by the articles of incorporation, on written demand by holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Ride's by-laws provide that special meetings of the shareholders may be called by the board of directors of Ride, the president of Ride, or by the holders of not less than 10% of all shares entitled to vote at the special meeting.

    In the event of a special meeting, Ride's by-laws provide that only the business as specified in the notice of the special meeting given by or at the direction of the shareholder calling the meeting will come before the special meeting.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND INDEMNIFICATION

    K2. The Delaware General Corporation Law provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit the liability of a director for:

    - any breach of the director's duty of loyalty to the corporation or its shareholders,

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

    - violation of Section 174 of the Delaware General Corporation Law regarding unlawful payment of dividends or unlawful stock purchases or redemptions,

    - any transaction from which the director derived an improper personal benefit, or

    - any act or omission before the adoption of a provision eliminating or limiting the liability of a director for breach of fiduciary duty in the certificate of incorporation.

    K2's certificate of incorporation provides that no director will be personally liable to K2 or to its shareholders for monetary damages for breach of fiduciary duty as a director, except, if required by law, for liability:

    - for any breach of the director's duty of loyalty to K2 or its shareholders,

COMPARISON OF RIGHTS OF                81

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    - under Section 174 of the Delaware General Corporation Law,

    - for any transaction from which the director derived an improper personal benefit, or

    - for any act or omission before the adoption of a provision eliminating or limiting the liability of a director for breach of fiduciary duty in the certificate of incorporation.

    The Delaware General Corporation Law permits a corporation to indemnify any director, officer, employee or agent of the corporation for expenses, monetary damages, fines and settlement amounts to the extent the person acted in good faith and in a manner he or she believed to be in the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law does not permit indemnification if the person is held liable to the corporation except to the extent that an appropriate court concludes, upon application by the person, that despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for those expenses that the court deems proper.

    K2's certificate of incorporation provides a right to indemnification to directors and officers of K2 subject to the limitations under Delaware law described in the previous paragraph.

    RIDE. The Washington Business Corporation Act provides that a corporation's articles of incorporation may include provisions that eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director. However, the provisions may not eliminate or limit the liability of a director for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, unlawful distributions, or any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

    Ride's articles of incorporation authorizes Ride to limit or eliminate the liability of directors to the fullest extent permitted by the Washington Business Corporation Act.

    In addition, under the Washington Business Corporation Act, if authorized by the articles of incorporation or a by-law adopted or ratified by the shareholders or by a resolution adopted or ratified by the shareholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no indemnification is allowed on account of:

    - acts or omissions of a director or officer finally adjudged to be an intentional misconduct or a knowing violation of the law,

    - conduct of a director or officer finally adjudged to be an unlawful distribution, or

    - any transaction with respect to which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled.

    Unless limited by a corporation's articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action or otherwise. Any indemnification of a director must be reported to the shareholders in writing with or before notice of the next shareholders' meeting.

    Ride's by-laws provide a right to indemnification to directors and officers of Ride subject to the limitations under Washington law described in the previous paragraph. Ride's articles of incorporation

COMPARISON OF RIGHTS OF                82

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE
do not limit indemnification if the director or officer is wholly successful on the merits of the action or otherwise.

DIVIDENDS

    K2. A Delaware corporation may declare and pay dividends out of its surplus or, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year in which the dividend was declared, provided that the payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets. The K2 board of directors may from time to time declare, and K2 may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and in K2's certificate of incorporation. K2 is also subject to credit agreements which limit its ability to pay cash dividends. As of March 31, 1999, $7.5 million of retained earnings were free of these restrictions.

    RIDE. Under the Washington Business Corporation Act, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors and subject to its articles of incorporation unless, after giving effect to that distribution, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution. Ride's articles of incorporation provide that the Ride board of directors may from time to time declare dividends on its outstanding shares out of funds legally available for dividends.

CONVERSION

    K2. Holders of K2 common stock have no rights to convert their shares into any other securities.

    RIDE. Holders of Ride common stock have no rights to convert their shares into any other securities.

PROVISIONS RELATING TO ACQUISITIONS AND BUSINESS COMBINATIONS

    K2. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any person who owns 15% or more of a corporation's voting stock, such as an interested shareholder, for a period of three years following the time that person became an interested shareholder, unless:

    - the corporation's board of directors has approved, before the time on which that person became an interested shareholder, either the business combination or the transaction that resulted in the person becoming an interested shareholder;

    - upon consummation of the transaction that resulted in that person becoming an interested shareholder, that person owned at least 85% of the corporation's voting stock outstanding at that time, excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

    - at or after the time on which that person became an interested shareholder, the business combination is approved by the board of directors and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder.

COMPARISON OF RIGHTS OF                83

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE

    For purposes of determining whether a person is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203 of the Delaware General Corporation Law, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock.

    A "business combination" is also defined broadly to include:

    - mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested shareholder,

    - specific transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries,

    - specific transactions that would result in an increase in the proportionate share of a corporation's or its subsidiaries' stock owned by the interested shareholder, and

    - any receipt by the interested shareholder of the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its subsidiaries.

    A Delaware corporation may elect not to be governed by Section 203 by a provision contained in its original certificate of incorporation, its by-laws, or an amendment to the original certificate of incorporation, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors. This type of amendment is effective immediately in the case of a corporation that has not elected in its original certificate of incorporation or amendment thereto to be governed by Section 203 and has never had voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 shareholders. Otherwise this amendment is not effective until 12 months following its adoption. K2 has not expressly made this election in its original certificate of incorporation or an amendment thereto or in its by-laws.

    RIDE. Chapter 23B.19 of the Washington Business Corporation Act, which applies to Washington corporations that have a class of voting stock registered with the SEC under the Exchange Act, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with an acquiror that beneficially owns 10% or more of the voting securities of the target corporation for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors before the time of acquisition. These prohibited transactions include, among other things, a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiror, termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquiror's acquisition of 10% or more of the shares, or allowing the acquiror to receive any disproportionate benefit as a shareholder. After the five-year period, a "significant business transaction" may take place if it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute, and Ride is subject to it. The merger with K2 will not be subject to this statute because the Ride board has approved the merger agreement.

MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS

    K2. Under the Delaware General Corporation Law, a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote on the matter, except that no vote of shareholders of a constituent corporation surviving a merger is required unless the corporation provides otherwise in its certificate of incorporation if:

COMPARISON OF RIGHTS OF                84

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE

    - the merger agreement does not amend the certificate of incorporation of the surviving corporation,

    - each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and

    - either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

    RIDE. Under the Washington Business Corporation Act, unless a company's articles of incorporation states otherwise, a merger, consolidation or sale of substantially all of a corporation's assets other than in the regular course of business must be approved by the affirmative vote of a majority of directors and by two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group, unless another percentage, but not less than a majority of all votes entitled to be cast, is specified in the articles of incorporation. No such lesser percentage is set forth in the Ride articles of incorporation with respect to any class of stock.

DISSENTERS' APPRAISAL RIGHTS

    K2. Under the Delaware General Corporation Law, dissenters' rights of appraisal are available to a shareholder of a corporation only in connection with some mergers or consolidations involving that corporation. Appraisal rights are not available under the Delaware General Corporation Law if the corporation's stock is either:

    - listed on a national securities exchange, as the K2 common shares are, or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

    - held of record by more than 2,000 shareholders;

except that appraisal rights will be available if the merger or consolidation requires shareholders to exchange their stock for anything other than:

    - shares of the surviving corporation,

    - shares of another corporation that will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, or

    - cash in place of fractional shares.

    Additionally, no appraisal rights are available if the corporation is the surviving corporation, and no vote of its shareholders is required for the merger.

    RIDE. Under the Washington Business Corporation Act, a shareholder of a Washington corporation may exercise dissenters' rights in connection with:

    - a plan of merger providing for a shareholder vote,

    - a plan of exchange involving the acquisition of the corporation's shares providing for a shareholder vote,

    - a sale or exchange of all, or substantially all, the property of the corporation other than in the usual and regular course of business, if a shareholder is entitled to vote on the sale or exchange,

COMPARISON OF RIGHTS OF                85

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE

    - a reverse stock split that results in the shareholder owning a fractional share if that fractional share is to be acquired for cash, and

    - any corporate action taken by shareholder vote for which the articles of incorporation, by-laws or resolution of the board of directors provide for dissenters' rights.

    Accordingly, Ride shareholders have the right to dissent from the merger and receive payment of the fair value of their shares of Ride common stock. A further description of these rights can be found below under "Additional Information--Dissenters' Appraisal Rights" on page 87.

RIGHTS PLAN

    K2. K2 has a rights plans, the terms of which can be found above under "Description of Capital Stock--K2 Rights Plan" on page 75.

    RIDE.  Ride does not have a rights plan.

COMPARISON OF RIGHTS OF                86

COMMON SHAREHOLDERS OF K2 AND

COMMON SHAREHOLDERS OF RIDE

                             ADDITIONAL INFORMATION

DISSENTERS' APPRAISAL RIGHTS

    Holders of shares of Ride common stock are entitled to dissenters' rights under Chapter 23B.13 of the Washington Business Corporation Act with respect to the merger.

    THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS' RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF CHAPTER 23B.13 OF THE WASHINGTON BUSINESS CORPORATION ACT, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX D TO THIS PROXY STATEMENT/PROSPECTUS.

    Holders of shares of Ride common stock will have the right to dissent with respect to the merger and, subject to specific conditions, will be entitled to receive a payment of the fair value for those shares under the Washington Business Corporation Act. Each beneficial owner asserting dissenters' rights must assert those rights for all shares of which the holder is the beneficial owner or has power to direct the vote, and must submit to Ride, with or before his or her assertion of dissenters' rights, the record shareholder's written consent to the dissent. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents for all shares beneficially owned by any one person and notifies Ride in writing of the name and address of each person on whose behalf that shareholder asserts dissenters' rights.

    A Ride dissenting holder must deliver to Ride before the vote on the merger is taken, written notice of his or her intent to demand payment for his or her shares if the merger is effectuated and must not vote his or her shares in favor of the merger. The notice should be delivered to Ride at its principal executive offices, 8160 304th Avenue SE, Preston, Washington 98050, Attention: Secretary. A shareholder who does not satisfy both of these requirements will not be entitled to dissenters' rights.

    If the merger is approved by the Ride shareholders, Ride will send written notice not later than ten days after the effective time of the merger agreement to each Ride dissenting holder:

    - stating where the shareholder must send his or her written payment demand;

    - stating where and when certificates representing Ride common stock must be deposited;

    - containing a form for demanding payment which requires that the dissenter certify whether or not he or she acquired beneficial ownership before the first public announcement of the merger on July 23, 1999; and

    - setting a date by which the written payment demand must be received.

    The notice by Ride will be accompanied by a copy of Chapter 23B.13 of the Washington Business Corporation Act. A Ride shareholder who does not demand payment, does not certify that he or she acquired the shares before July 23, 1999, and does not deposit his or her shares within the time provided by this notice will not be entitled to dissenters' rights.

    Ride will pay to each Ride dissenting shareholder who complies with the procedures described in the previous paragraph, within 30 days after the effective time of the merger agreement, the amount that Ride estimates to be the fair value of the dissenters' shares, plus accrued interest. Ride will provide, along with this payment,

    - specific financial information, including Ride's balance sheet, income statement and statement of changes in shareholders' equity for its last fiscal year and Ride's latest available interim financial statements, if any,

    - an explanation of how Ride estimated the fair value of the shares, and

    - an explanation of how the accrued interest was calculated and certain other information;

ADDITIONAL INFORMATION                 87
except, that Ride may elect to withhold this payment from any dissenter who was not the beneficial owner of the shares of Ride common stock as to which dissenters' rights are asserted before the date of first public announcement of the merger, July 23, 1999.

    Any dissenting shareholder who is dissatisfied with the payment or the offer may, within 30 days of the payment or offer for payment, notify Ride in writing of the shareholder's estimate of fair value of his or her shares and the amount of interest due, and demand payment. If any Ride dissenting shareholder's demand for payment is not settled within 60 days after receipt by Ride of the shareholder's payment demand, the Washington Business Corporation Act requires that Ride commence a proceeding, and petition the court to determine the fair value of the shares and accrued interest, naming all Ride dissenting shareholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the shares. The dissenters will be entitled to the same discovery rights as parties in other civil actions. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus accrued interest, exceeds the amount paid by Ride. Court costs and approval fees would be assessed against Ride, except that the court may assess costs against some or all of the dissenters to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts that the court finds equitable against Ride, if the court finds that it did not substantially comply with certain provisions of the Washington Business Corporation Act concerning dissenters' rights and against either the dissenter or Ride, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees should not be assessed against Ride, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to dissenters who benefited from the proceedings.

LEGAL MATTERS

    Gibson, Dunn & Crutcher LLP, Los Angeles, California will pass upon the validity of the K2 common stock to be issued in connection with the merger.

EXPERTS

    The consolidated financial statements of K2 Inc., incorporated by reference in K2's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in the Annual Report on Form 10-K and incorporated by reference in this document. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and the related financial statement schedule of Ride, Inc. and subsidiaries at June 30, 1998 and for the six month period then ended and at December 31, 1997 and 1996 and for the three years ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this document. Such consolidated financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    On May 21, 1999, Ernst & Young LLP resigned as independent auditors for Ride. Ernst & Young LLP reported on Ride's financial statements for the preceding two years in the period ended December 31, 1997 and the six months ended June 30, 1998. The respective reports of Ernst & Young LLP on the financial statements for these periods contained no adverse opinion or disclaimer of

ADDITIONAL INFORMATION                 88
opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, Ernst & Young's LLP report for the six months ended June 30, 1998 did contain an explanatory paragraph regarding the uncertainty of Ride's ability to continue as a going concern.

    During the preceding two years in the period ended December 31, 1997 and the six months ended June 30, 1998, and through the date of this report, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference thereto in their report on the financial statements for these periods. Ride has since engaged Grant Thorton LLP as its independent auditors.

    Ride has provided Ernst & Young LLP with a copy of the foregoing disclosures and Ernst & Young LLP has addressed a letter to the Securities and Exchange Commission stating that they agree with these disclosures and consent.

SHAREHOLDER PROPOSALS

    Ride will hold a 1999 annual meeting of shareholders only if the merger is not completed before the time of the 1999 annual meeting. The annual meeting would normally be held on or about November 18, 1999. In the event that a meeting is held, any proposals of Ride shareholders intended to be presented at the 2000 annual meeting must be received by the secretary of Ride no later than August 18, 1999 in order to be considered for inclusion in the Ride proxy materials relating to the 1999 annual meeting. Any proposal from a Ride shareholder that is submitted outside the processes of Rule 14a-8 under the Exchange Act and that therefore will not be included in proxy materials to be sent to Ride shareholders by Ride, must be received by the secretary of Ride not later than 90 days prior nor earlier than 120 days prior to the date of such meeting, unless less than 100 days' notice or prior public disclosure of the date of the 1999 annual meeting is given or made to Ride shareholders, in which case a shareholder proposal must be received no later than the close of business on the 10th day following the date on which Ride's notice was mailed or public disclosure was made with respect to such meeting, in order to be considered timely received under the Ride by-laws.

OTHER MATTERS

    As of the date of this proxy statement/prospectus, the Ride board and the K2 board know of no matters that will be presented for consideration at the Ride annual meeting other than as described in this proxy statement/prospectus. If any other matters shall properly come before the Ride annual meeting or any adjournment or postponement thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Ride.

WHERE YOU CAN FIND MORE INFORMATION

    K2 has filed with the Securities and Exchange Commission a registration statement under the Securities Act that registers the distribution to Ride shareholders of the shares of K2 common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about K2 and K2 common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit some information included in the registration statement from this proxy statement/prospectus.

ADDITIONAL INFORMATION                 89

    In addition, K2 and Ride file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy this information at the following locations of the Securities and Exchange Commission:

    Public Reference Room        New York Regional Office        Chicago Regional Office
   450 Fifth Street, N.W.          7 World Trade Center              Citicorp Center
          Room 1024                     Suite 1300               500 West Madison Street
   Washington, D.C. 20549        New York, New York 10048              Suite 1400
                                                              Chicago, Illinois 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information about issuers, like K2 and Ride, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

    The Securities and Exchange Commission allows K2 to incorporate by reference information into this proxy statement/prospectus. This means that K2 can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

    This proxy statement/prospectus incorporates by reference the documents listed below that K2 has previously filed with the Securities and Exchange Commission. They contain important information about K2 and K2's financial condition.

K2 SEC FILINGS                                                                              PERIOD
---------------------------------------------------------------------------  ------------------------------------
Annual Report on Form 10-K.................................................  Year ended December 31, 1998

Quarterly Report on Form 10-Q..............................................  Quarter ended March 31, 1999

The description of K2 common stock set forth in the Registrant's
 Registration Statement on Form 8-A........................................  Filed: August 21, 1989

Amendment No. 1 to the description of K2 common stock set forth in the
 Registrant's Registration Statement on Form 8-A/A.........................  Filed: January 23, 1998

Current Reports on Form 8-K................................................  Filed: July 30, 1999 and
                                                                             August 6, 1999

    K2 incorporates by reference additional documents that either company may file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the Ride special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

    K2 has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to K2, as well as all pro forma financial information, and Ride has supplied all information relating to Ride.

    You can obtain any of the documents incorporated by reference in this document through K2 or from the Securities and Exchange Commission through the Securities and Exchange Commission's web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents

ADDITIONAL INFORMATION                 90
incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the K2 at the following address: Investor Relations, K2 Inc., 4900 South Eastern Avenue, Suite 200, Los Angeles, California 90040, (323) 724-2800.

    If you would like to request documents, please do so by __________ __, 1999 to receive them before the Ride special meeting. If you request any incorporated documents from K2, we will mail them to you by first class mail, or another equally prompt means, within one business day after K2 receives your request.

    We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we've incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ADDITIONAL INFORMATION                 91

                       UNAUDITED PRO FORMA FINANCIAL DATA

    The following tables present summary historical information for K2 and Ride derived from financial statements. K2's merger with Ride will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of the acquisition, which are not expected to differ significantly from historical costs. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. K2's fiscal year ends on December 31 of each year. Ride's fiscal year ends on June 30 of each year. Following the merger, we intend to change Ride's fiscal year to December 31 of each year.

    The unaudited pro forma combined condensed balance sheet as of March 31, 1999 gives effect to the merger of K2 and Ride as of that date. As a result, it reflects the issuance of K2 shares of common stock in exchange for shares of Ride common stock as proposed in the merger agreement. The unaudited pro forma combined condensed income statement for the year ended December 31, 1998 and the quarter ended March 31, 1999 presents the results for K2 and Ride as if the merger between K2 and Ride had occurred on January 1, 1998 and reflects the issuance of K2 shares of common stock in exchange for shares of Ride common stock as proposed in the merger agreement.

    This unaudited pro forma financial information presented is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma statement of operations does not purport to represent what our results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results would be for any future periods. The unaudited pro forma financial statements are based upon assumptions and adjustments that we believe are reasonable. Assumptions regarding the value of K2 Inc.'s common stock are based on the last reported sale price of the stock on the New York Stock Exchange on July 29, 1999 and may be materially different from the value of K2's common stock at the time the merger is completed. The exchange ratio is assumed to be one tenth of a K2 share of common stock for each share of Ride common stock. The unaudited pro forma financial statements incorporated by reference in this document, and Ride's historical financial statements and the accompanying notes, should be read in conjunction with K2's historical financial statements and related notes, included elsewhere in this document. In addition, the unaudited pro forma combined condensed financial information does not reflect certain cost savings that management believes may be realized following the merger of K2 and Ride. These savings are expected to be realized primarily through combining the operations of the companies and implementing K2's management practices. The unaudited pro forma condensed balance sheet does not include a reserve for potential moving or other costs associated with combining operations. Any such costs will be estimated and a reserve will be recorded once management has completed its review of alternatives and a plan has been adopted.

    For the year ended December 31, 1998, Ride's historical income statement is a compilation of the six months ended June 30, 1998 audited financial statements from Ride's Form 10-K as of that date added to the six months ended December 31, 1998 unaudited income statement from Ride's Form 10-Q as of that date.

UNAUDITED PRO FORMA                    92

FINANCIAL DATA

                 K2 AND RIDE CONSOLIDATED FINANCIAL STATEMENTS
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1999
                                 (IN THOUSANDS)

                                                                        HISTORICAL
                                                                  -----------------------                PRO FORMA
                                                                   K2 INC.    RIDE, INC.   ADJUSTMENTS   COMBINED
                                                                  ----------  -----------  -----------  -----------
ASSETS
Current Assets
    Cash and cash equivalents...................................  $    3,843   $                         $   3,843
    Accounts receivable, net....................................     138,601       6,469                   145,070
    Inventories, net............................................     163,867       7,316                   171,183
    Income taxes receivable.....................................      11,528         182                    11,710
    Prepaid expenses and other current assets...................       6,831         802                     7,633
                                                                  ----------  -----------  -----------  -----------
        Total current assets....................................     324,670      14,769                   339,439

Property, plant and equipment, net..............................      66,893       5,392                    72,285
Intangibles, principally goodwill, net..........................      19,284       8,532    $  (8,532)(1)     26,817
                                                                                                7,533(1)
Net assets of discontinued operations...........................      27,382                                27,382
Other assets....................................................       6,455       3,360                     9,815
                                                                  ----------  -----------  -----------  -----------
        Total Assets............................................  $  444,684   $  32,053         (999)     475,738
                                                                  ----------  -----------  -----------  -----------
                                                                  ----------  -----------  -----------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Bank loans..................................................  $   61,718   $   8,484                 $  70,202
    Accounts payable............................................      14,142       4,247    $     800(1)     19,189
    Accrued payroll and related.................................      17,070           0                    17,070
    Other accruals..............................................      22,941       2,383                    25,324
    Current portion of long-term debt...........................       4,444           0                     4,444
                                                                  ----------  -----------  -----------  -----------
        Total current liabilities...............................     120,315      15,114          800      136,229

Long-term debt..................................................     110,224         828                   111,052
Deferred taxes..................................................      13,014                                13,014

Shareholders' equity
    Preferred stock.............................................                     500         (500)(1)
    Common stock................................................      17,191      44,128      (44,128)(1)     18,678
                                                                                                1,487(1)
    Additional paid-in capital..................................     132,488                   12,825(1)    145,313
    Retained earnings (deficit).................................      68,657     (28,313)      28,313(1)     68,657
    Employee Stock Ownership Plan and stock option loans........      (1,975)                               (1,975)
    Treasury shares.............................................      (8,118)                               (8,118)
    Accumulated other comprehensive income (loss)...............      (7,112)       (204)         204(1)     (7,112)
                                                                  ----------  -----------  -----------  -----------
        Total shareholders' equity..............................     201,131      16,111       (1,799)     215,443
                                                                  ----------  -----------  -----------  -----------
        Total liabilities and shareholders' equity..............  $  444,684   $  32,053    $    (999)   $ 475,738
                                                                  ----------  -----------  -----------  -----------
                                                                  ----------  -----------  -----------  -----------

   See accompanying notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA                    93

FINANCIAL DATA

                                  K2 AND RIDE
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                        HISTORICAL
                                                                  -----------------------                  PRO FORMA
                                                                   K2 INC.    RIDE, INC.    ADJUSTMENTS    COMBINED
                                                                  ----------  -----------  -------------  -----------
Net sales.......................................................  $  574,510   $  41,778                   $ 616,288
Cost of products sold...........................................     418,950      32,310                     451,260
                                                                  ----------  -----------        -----    -----------
Gross profit....................................................     155,560       9,468                     165,028

Selling, general and administrative expenses....................     138,810      19,013     $     (42)(2)    157,781
                                                                  ----------  -----------        -----    -----------
Operating income (loss).........................................      16,750      (9,545)           42         7,247

Interest expense................................................      12,163         782                      12,945
Other income, net...............................................        (236)       (946)                     (1,182)
                                                                  ----------  -----------        -----    -----------
Income (loss) from continuing operations before provision for
  income taxes..................................................       4,823      (9,381)           42        (4,516)
Provision (benefit) for income taxes............................         955          --          (955)(3)         --
                                                                  ----------  -----------        -----    -----------
Income (loss) from continuing operations........................  $    3,868   $  (9,381)    $     997     $  (4,516)
                                                                  ----------  -----------        -----    -----------
                                                                  ----------  -----------        -----    -----------

Pro forma income (loss) from continuing operations:
Basic...........................................................  $     0.23                               $    (.25)
Diluted.........................................................  $     0.23                               $    (.25)

Basic shares outstanding........................................      16,554                     1,487        18,041
Diluted shares outstanding......................................      16,637                     1,487        18,124

   See accompanying notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA                    94

FINANCIAL DATA

                                  K2 AND RIDE
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1999
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                        HISTORICAL
                                                                  -----------------------                PRO FORMA
                                                                   K2 INC.    RIDE, INC.   ADJUSTMENTS   COMBINED
                                                                  ----------  -----------  -----------  -----------
Net sales.......................................................  $  163,060   $   3,578                 $ 166,638
Cost of products sold...........................................     118,749       3,605                   122,354
                                                                  ----------  -----------  -----------  -----------
Gross profit (loss).............................................      44,311         (27)                   44,284

Selling , general and administrative expenses...................      36,553       3,560    $     (11)(2)     40,102
                                                                  ----------  -----------  -----------  -----------
Operating income (loss).........................................       7,758      (3,587)          11        4,182

Interest expense................................................       3,297         163                     3,460
Other income, net...............................................        (100)        (28)                     (128)
                                                                  ----------  -----------  -----------  -----------
Income (loss) from continuing operations before provision for
  income taxes..................................................       4,561      (3,722)          11          850
Provision (benefit) for income taxes............................       1,458           0       (1,303)(3)        155
                                                                  ----------  -----------  -----------  -----------
Income (loss) from continuing operations........................  $    3,103   $  (3,722)   $  (1,314)   $     695
                                                                  ----------  -----------  -----------  -----------
                                                                  ----------  -----------  -----------  -----------

Pro forma income from continuing operations:
Basic...........................................................  $     0.19                             $     .04
Diluted.........................................................  $     0.19                             $     .04

Basic shares outstanding........................................      16,566                    1,487       18,053
Diluted shares outstanding......................................      16,566                    1,487       18,053

   See accompanying notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA                    95

FINANCIAL DATA

                                  K2 AND RIDE

         NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

BASIS OF PRESENTATION

    The pro forma condensed combined financial statements included herein have been prepared by K2, without audit, under the rules and regulations of the Securities and Exchange Commission. Some information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted under these rules and regulations. However, K2 and Ride believe that the disclosures are adequate to make the information presented not misleading.

    The preparation of unaudited pro forma condensed combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited pro forma condensed combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRO FORMA INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS

    The pro forma combined net income (loss) per share from continuing operations is based on the weighted average number of common and dilutive shares of K2 with additional shares of K2 common stock presumed issued at the beginning of the period presented based upon the assumed exchange ratio of 1/10(th) of a share of K2 common stock for each share of Ride common stock outstanding.

MERGER RELATED EXPENSES OF K2 AND RIDE

    K2 and Ride estimate that they will incur merger-related expenses, consisting primarily of transaction costs for attorneys, investment banker fees, accountants, financial printing, proxy solicitation fees and other related charges, of approximately $800,000. This estimate is preliminary and is therefore subject to change. These nonrecurring costs will be added to the purchase price of the transaction and considered in the calculation of purchased goodwill.

ADJUSTMENTS TO PRO FORMA STATEMENTS

(1) Reflects adjustments to assets and liabilities assumed based on their estimated fair values under the purchase method of accounting including the elimination of the historical Ride, Inc. goodwill of $8.5 million and the recording of the estimated goodwill from the merger. The allocation of the aggregate merger cost below is preliminary. The final allocation will be based on estimates that will be made after the merger's completion and management's final evaluation of such assets and

UNAUDITED PRO FORMA                    96

FINANCIAL DATA

                                  K2 AND RIDE

                                  (UNAUDITED)

    liabilities. The final allocation of aggregate merger cost and the resulting effect on net income may differ significantly from the pro forma amounts included herein.

                                                                                    AS OF
                                                                                MARCH 31, 1999
                                                                                --------------
Purchase price................................................................    $   14,312
Merger related expenses.......................................................           800
                                                                                     -------
Aggregate merger cost.........................................................        15,112
Less: Estimated fair value of net assets acquired (excluding historical
      goodwill)...............................................................        (7,579)
                                                                                     -------
Excess of cost over net assets acquired (i.e. goodwill).......................    $    7,533
                                                                                     -------
                                                                                     -------

    The purchase price assumes a $9.625 per share price for K2 Inc. common stock at the time of the merger. This assumption is based on the last reported sale price of K2 Inc. common stock on the New York Stock Exchange on July 29, 1999. The actual value of the stock may be materially different at the time the merger is completed. The number of shares issued assumes a $10.00 per share price for K2 Inc. common stock, which represents the floor price to be used in calculating the exchange ratio. The purchase price is subject to adjustment based on the actual share price of our common stock at the time of the merger.

    The adjustment to shareholders' equity is based on the pro forma capitalization of K2 Inc. as follows:

                                                                                MARCH 31, 1999
                                                                                --------------
                                                                                (IN THOUSANDS)
Ride Inc. common shares outstanding...........................................        14,256
Conversion of Ride Inc. preferred stock common equivalent.....................           500
Outstanding Ride stock options exercisable into common shares.................           112
                                                                                --------------
Pro Forma Ride Inc. common shares.............................................        14,868
Assumed conversion ratio......................................................     x     .10
Shares of K2 Inc. common stock................................................         1,487
Multiplied by: Assumed stock price............................................     $   9.625
                                                                                --------------
Assumed value of K2 stock to be issued........................................        14,312
Less: Ride shareholders' equity...............................................        16,111
                                                                                --------------
Net adjustment to shareholders' equity........................................     $  (1,799)
                                                                                --------------
                                                                                --------------

UNAUDITED PRO FORMA                    97

FINANCIAL DATA

                                  K2 AND RIDE

                                  (UNAUDITED)

(2) Pro forma amortization of goodwill compared to the amortization of goodwill included in Ride, Inc.'s historical financial statements is summarized as follows:

                                                           YEAR ENDED      THREE MONTHS ENDED
                                                        DECEMBER 31, 1998    MARCH 31, 1999
                                                        -----------------  -------------------
                                                                    (IN THOUSANDS)
Costs in excess of net assets of business acquired....     $    7,533          $    7,533
Amortization period in months.........................     x   12/240          x    3/240
                                                        -----------------  -------------------
                                                                  377                  94
Less: Amortization recorded by Ride, Inc..............           (419)               (105)
                                                        -----------------  -------------------
    Decreased amortization............................     $      (42)         $      (11)
                                                        -----------------  -------------------
                                                        -----------------  -------------------

    The above is based on preliminary estimated fair values of the assets acquired and liabilities assumed. The final allocation of the purchase price, the amortization in years and the resulting effect on net income may differ significantly from the pro forma amounts indicated herein.

(3) For the year ended December 31, 1998, a pro forma income tax benefit was recorded due to losses by Ride to the extent of U.S. tax expense recorded by K2. For the three months ended March 31, 1999 a tax benefit on Ride's loss was recorded at the statutory rate.

UNAUDITED PRO FORMA                    98

FINANCIAL DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                            PAGE
                                                                                                           NUMBER
                                                                                                          ---------
Ride, Inc. March 31, 1999 Quarterly Condensed Consolidated Financial Statements:
  Unaudited Condensed Consolidated Balance Sheets as of March 31, 1999 and June 30, 1998................     100
  Unaudited Condensed Consolidated Statements of Operations for the quarters ended March 31, 1999 and
    March 31, 1998 and for the nine months ended March 31, 1999 and March 31, 1998......................     101
  Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 1999 and
    March 31, 1998......................................................................................     102
  Notes to Unaudited Consolidated Financial Statements as of March 31, 1999 and June 30, 1998...........     103

Ride, Inc.:
  Report of Ernst & Young LLP, Independent Auditors.....................................................     107
  Consolidated Balance Sheets as of December 31, 1996 and 1997 and June 30, 1998........................     108
  Consolidated Statements of Operations for the years ended December 31, 1995, 1996 and 1997 and the six
    months ended June 30, 1998..........................................................................     109
  Consolidated Statements of Shareholders' Equity for the years ended December 31, 1995, 1996 and 1997
    and the six months ended June 30, 1998..............................................................     110
  Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997 and the six
    months ended June 30, 1998..........................................................................     111
  Notes to Consolidated Financial Statements............................................................     112

Financial Statement Schedule:
  Schedule II Valuation and Qualifying Accounts.........................................................     132

                                   RIDE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                                         JUNE 30,
                                                                                                           1998
                                                                                            MARCH 31,   ----------
                                                                                              1999
                                                                                           -----------
                                                                                           (UNAUDITED)
ASSETS

Current assets:
    Cash and cash equivalents............................................................   $      --   $      165
    Receivables, less allowance for doubtful accounts of $750 at March 31, 1999 and $981
      at June 30, 1998...................................................................       6,469        4,487
    Inventories (Note 2).................................................................       7,316        9,752
    Prepaid expenses and other current assets............................................         802          887
    Income taxes receivable..............................................................         182        1,571
                                                                                           -----------  ----------
        Total current assets.............................................................      14,769       16,862

Plant and equipment, net of accumulated depreciation.....................................       5,392        5,792
Notes receivable, net of discount........................................................       2,158        1,400
Goodwill, net of accumulated amortization................................................       8,532        9,205
Other assets.............................................................................       1,202        1,345
                                                                                           -----------  ----------
Total assets.............................................................................   $  32,053   $   34,604
                                                                                           -----------  ----------
                                                                                           -----------  ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable.....................................................................   $   4,247   $    5,918
    Accrued expenses.....................................................................       2,383        2,911
    Short-term borrowings................................................................       8,484        5,544
                                                                                           -----------  ----------
        Total current liabilities........................................................      15,114       14,373

    Long-term liabilities................................................................         828          979

Shareholders' equity:
    Preferred stock......................................................................         500        2,832
    Common stock.........................................................................      44,128       43,257
    Accumulated other comprehensive loss.................................................        (204)        (163)
    Accumulated deficit..................................................................     (28,313)     (26,674)
                                                                                           -----------  ----------
        Total shareholders' equity.......................................................      16,111       19,252
                                                                                           -----------  ----------
Total liabilities and shareholders' equity...............................................   $  32,053   $   34,604
                                                                                           -----------  ----------
                                                                                           -----------  ----------

                            See accompanying notes.

                                   RIDE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                            MARCH 31,              MARCH 31,
                                                                       --------------------  ---------------------
                                                                         1999       1998       1999        1998
                                                                       ---------  ---------  ---------  ----------
Net sales............................................................  $   3,578  $   4,427  $  38,077  $   33,343
Cost of goods sold...................................................      3,605      3,550     27,628      24,639
                                                                       ---------  ---------  ---------  ----------
Gross profit.........................................................        (27)       877     10,449       8,704
Selling, general and administrative expenses.........................      3,560      4,863     11,838      23,349
                                                                       ---------  ---------  ---------  ----------
Operating loss.......................................................     (3,587)    (3,986)    (1,389)    (14,645)
Sale of subsidiary...................................................                              680
Interest income......................................................         28         47        177         139
Interest expense.....................................................       (163)       (41)      (798)       (424)
                                                                       ---------  ---------  ---------  ----------
Loss before income taxes.............................................     (3,722)    (3,980)    (1,330)    (14,930)
Income tax expense...................................................          0          0          0       1,309
                                                                       ---------  ---------  ---------  ----------
Net loss.............................................................     (3,722)    (3,980)    (1,330)    (16,239)
Preferred stock dividend.............................................       (233)                 (249)
                                                                       ---------  ---------  ---------  ----------
Net loss available to common stockholders............................  $  (3,955) $  (3,980) $  (1,579) $  (16,239)
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
Net loss per share:
    Basic............................................................  $   (0.29) $   (0.35) $   (0.12) $    (1.43)
    Diluted..........................................................      (0.29)     (0.35)     (0.12)      (1.43)

Shares used in computation of net income per share:
    Basic............................................................     13,675     12,121     13,073      11,591
    Diluted..........................................................     13,675     12,121     13,073      11,591

                            See accompanying notes.

                                   RIDE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                                                    MARCH 31,
                                                                                               --------------------
                                                                                                 1999       1998
                                                                                               ---------  ---------
Net cash used in operating activities........................................................  $  (1,527) $   2,384

INVESTING ACTIVITIES:
    Acquisitions of Device Mfg Corp. and Smiley Hats, Inc....................................                  (758)
    Purchase of plant and equipment..........................................................       (882)      (475)
    Payments on note receivable..............................................................      1,120        100
    Proceeds from SMP sale...................................................................        250
    Other....................................................................................       (103)      (265)
                                                                                               ---------  ---------
    Net cash used in investing activities....................................................        385     (1,398)

FINANCING ACTIVITIES:
    Advances on line of credit...............................................................      1,211     (5,205)
    Proceeds from sale of preferred stock....................................................                  2811
    Repayments of long term debt.............................................................       (175)      (796)
    Dividends paid...........................................................................        (26)       (31)
    Other....................................................................................        (33)       (15)
                                                                                               ---------  ---------
        Net cash provided by financing activities............................................        977     (3,236)
                                                                                               ---------  ---------
Net decrease in cash and cash equivalents....................................................       (165)    (2,250)
Cash and cash equivalents at beginning of period.............................................        165      2,742
                                                                                               ---------  ---------
Cash and cash equivalents at end of period...................................................  $      --  $     492
                                                                                               ---------  ---------
                                                                                               ---------  ---------
SUPPLEMENTAL DISCLOSURE:
    Cash received for income taxes...........................................................  $   1,418
    Cash paid for interest...................................................................        797  $     423

NONCASH FINANCING ACTIVITY:
    Common stock issued in acquisitions......................................................                 1,091

Conversion of Series B Preferred to Note Payable.............................................      1,725

                            See accompanying notes.

                                   RIDE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1999

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements have been prepared by Ride, Inc. (the "Company"), in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. The Company's revenues are highly seasonal, occurring primarily between July and December as its products are shipped to customers. The results of operations for the nine month period ended March 31, 1999, therefore may not be indicative of the results for the full fiscal year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended June 30, 1998. All amounts are stated in US dollars.

2. INVENTORIES

    Inventories at March 31, 1999 and June 30, 1998 consisted of the following:

                                                                           MARCH 31,   JUNE 30,
                                                                             1999        1998
                                                                          -----------  ---------
                                                                              (IN THOUSANDS)
Finished goods..........................................................   $   5,206   $   8,283
Raw materials and work in process.......................................       2,567       2,916
Obsolescence reserve....................................................        (457)     (1,447)
                                                                          -----------  ---------
                                                                           $   7,316   $   9,752
                                                                          -----------  ---------
                                                                          -----------  ---------

3. LINE OF CREDIT AND LONG TERM DEBT

    On August 31, 1998, the Company entered into a Loan and Security Agreement ("Agreement") with CIT Group/Credit Finance, Inc. ("CIT") which credit facility replaced the Company's prior credit facility. The Company's line of credit under the CIT facility is up to $15.0 million (to be increased to $17.0 million from October 15 to December 15 each year) for a term of three years. The amount that may be borrowed is also limited to the sum of (i) 85% of eligible accounts receivable, provided the dilution does not exceed 5.0% and after implementation of an 11.0% dilution reserve against loan availability during the season, and
(ii) 55% of eligible finished goods inventory, not to exceed $6.5 million during April through September, $3.25 million in October, $2.5 million in November, and $2.0 million in December (extended to March 31, 1999). There are to be no advances against inventory during January through March of each year unless otherwise extended. The CIT facility provides for a maximum letter of credit subline of $8.0 million.

    The facility bears interest at the Prime interest rate plus 1.5%. Additionally, the facility requires an annual facility of 0.5% due each anniversary of the closing and a monthly letter of credit fee of 1.5% per annum of the face amount of any standby and documentary letters of credit.

CONDENSED CONSOLIDATED                103

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 MARCH 31, 1999

                                  (UNAUDITED)

3. LINE OF CREDIT AND LONG TERM DEBT (CONTINUED)
    Simultaneous with the execution of the Agreement, the Company entered into a Consent, Reaffirmation, and Release Agreement with US Bank NA pursuant to which the Company retained a $3.0 million credit facility with that institution. The US Bank Facility bore interest at the Prime Rate plus 1.5% per annum until February 28, 1999 and now bears interest at the Prime rate plus 2.0% per annum, is subordinated to the CIT credit line, has a term of one year and is secured by promissory notes from Global Sports, Inc. in the original aggregate amount of $1.8 million. Additionally, the facility is secured by the personal guarantee of one of the Company's outside directors, including certain real property owned by that director. The US Bank Facility is due and payable in full on August 31, 1999.

4. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                            MARCH 31,              MARCH 31,
                                                                       --------------------  ---------------------
                                                                         1999       1998       1999        1998
                                                                       ---------  ---------  ---------  ----------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NUMERATOR
    Net loss.........................................................  $  (3,722) $  (3,980) $  (1,330) $  (16,239)
    Preferred stock dividend.........................................       (233)      (316)      (249)       (316)
                                                                       ---------  ---------  ---------  ----------
    Numerator for basic earnings per share--
      Income available to common stockholders........................     (3,955)    (4,296)    (1,579)    (16,555)
                                                                       ---------  ---------  ---------  ----------
    Numerator for diluted earnings per share--
      Income available to common stockholders
      After assumed conversions......................................     (3,955)    (4,296)    (1,579)    (16,555)
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
DENOMINATOR
    Denominator for basic earnings per share--
      Weighted average shares........................................     13,675     12,121     13,073      11,591
                                                                       ---------  ---------  ---------  ----------
    Denominator for diluted earnings per share--
      Adjusted weighted average shares and
      Assumed conversions............................................     13,675     12,121     13,073      11,591
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
    Basic earnings per share.........................................      (0.29)     (0.35)     (0.12)      (1.43)
    Diluted earnings per share.......................................      (0.29)     (0.35)     (0.12)      (1.43)

5. BUSINESS SEGMENTS

    The Company reports operating results in two segments due to distinct product differences. These two segments include the Company's hardgoods and softgoods product lines. The hardgoods segment

CONDENSED CONSOLIDATED                104

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 MARCH 31, 1999

                                  (UNAUDITED)

5. BUSINESS SEGMENTS (CONTINUED)
includes snowboards, snowboard bindings, snowboard boots, wakeboards, and wakeboard boots. The softgoods segment includes apparel and accessories.

                                                                         THREE MONTHS ENDED
                                              -------------------------------------------------------------------------
                                                            MARCH 31,                            MARCH 31,
                                                              1999                                 1998
                                               SOFTGOODS    HARDGOODS     TOTAL     SOFTGOODS    HARDGOODS     TOTAL
                                              -----------  -----------  ---------  -----------  -----------  ----------
                                                                           (IN THOUSANDS)
Revenues from external customers
    USA.....................................   $     305    $   3,103   $   3,408   $   1,376    $   2,810   $    4,186
    Foreign.................................          27          143         170         104          137          241
                                              -----------  -----------  ---------  -----------  -----------  ----------
    Total...................................   $     332    $   3,246   $   3,578   $   1,480    $   2,947   $    4,427
                                              -----------  -----------  ---------  -----------  -----------  ----------
                                              -----------  -----------  ---------  -----------  -----------  ----------
Interest (income) expense...................   $     (55)   $     218   $     163   $       2    $      39   $       41
Depreciation and amortization...............          31          298         329         106          211          317
Segment loss................................        (498)      (3,457)     (3,955)       (927)      (3,053)      (3,980)
Segment assets..............................       3,847       28,206      32,053       3,965       30,658       34,623
Expenditures for long-lived assets..........          25          704         729           0          310          310

                                                                          NINE MONTHS ENDED
                                              -------------------------------------------------------------------------
                                                            MARCH 31,                            MARCH 31,
                                                              1999                                 1998
                                               SOFTGOODS    HARDGOODS     TOTAL     SOFTGOODS    HARDGOODS     TOTAL
                                              -----------  -----------  ---------  -----------  -----------  ----------
                                                                           (IN THOUSANDS)
Revenues from external customers
    USA.....................................   $   4,518    $  25,468   $  29,986   $   6,550    $  17,380   $   23,930
    Foreign.................................         433        7,658       8,091       2,260        7,153        9,413
                                              -----------  -----------  ---------  -----------  -----------  ----------
    Total...................................   $   4,951    $  33,126   $  38,077   $   8,810    $  24,533   $   33,343
                                              -----------  -----------  ---------  -----------  -----------  ----------
                                              -----------  -----------  ---------  -----------  -----------  ----------
Interest (income) expense...................   $     (10)   $     808   $     798   $      42    $     382   $      424
Depreciation and amortization...............         113          859         972         233          707          940
Segment gain (loss).........................         468       (2,047)     (1,579)     (1,795)     (14,466)     (16,239)
Segment assets..............................       3,847       28,206      32,053       3,965       30,658       34,623
Expenditures for long-lived assets..........          44          838         882         195          496          691

    The SMP apparel and Smiley Hats subsidiaries are stand-alone units and make up in excess of 50% of the softgoods segment. The remaining softgoods revenues are comprised of the Ride softgoods lines which are sold through the traditional hardgoods distribution units, namely Ride Snowboards and Ride Canada. The sales for this remaining portion are specifically calculated. Expenses and assets for the softgoods segments of Ride Snowboards and Ride Canada are allocated based on sales. The operating assets of the SMP subsidiary were sold on November 2, 1998. This accounts for most of the decrease in the softgoods segment revenues for the quarter ended March 31, 1999. The gain on the sale of this SMP subsidiary also accounts for the majority of the Segment gain in the third quarter.

CONDENSED CONSOLIDATED                105

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 MARCH 31, 1999

                                  (UNAUDITED)

5. BUSINESS SEGMENTS (CONTINUED)
    Plant and equipment, goodwill and other long-lived assets of $17.5 million represent $17.2 million located in the United States, the Company's country of domicile, and $0.3 million located in Canada.

6. OTHER EVENTS

    a.  SERIES B PREFERRED SHARE CONVERSION

    By the terms of the Loan and Security Agreement and related instruments, dated February 19, 1999, by and between the Company and the holder of the Company's Series B 5% Cumulative Preferred Stock, Advantage Fund II, Ltd. ("Holder"), the remaining 1,500 shares of the Series B 5% Cumulative Preferred Stock of the Company issued to Holder have been converted to debt in the form of a promissory note in the amount of $1,725,000 (the "Note"). The Note bears interest at the rate of ten percent (10%) per annum, payable on each March 31, June 30, September 30 and December 31, has a term due date of June 30, 1999, which date is automatically extended to September 30, 1999 in the event the Company has executed a letter of intent for a transaction which would raise capital sufficient to fully redeem the Note. The Note is secured by a security interest in the Company's assets subordinate to the outstanding security interests of the Company's senior secured creditors. The Note has a default interest rate of eighteen percent (18%) per annum. The Company's inability to successfully redeem the Note when due could have a material and adverse impact on the Company's financial condition.

    b.  NASDAQ LISTING REQUIREMENTS

    On January 21, 1999 the Company was notified by Nasdaq that the closing bid price of its common stock was less than $1.00 for the preceding 30-day trading period in violation of certain Nasdaq national listing standards. On June 3, 1999, the Company will present its plans to Nasdaq for maintaining the listing requirements. There can be no assurance that the Company will continue to meet the minimum bid price or other listing standards. If the Nasdaq determines that the Company cannot maintain compliance, the Company's common stock will be delisted from the Nasdaq National Market. If the common stock is delisted, trading could continue in the over-the-counter market, but investors might find it more difficult to trade the stock or to obtain timely market price information.

    c.  THIRD-PARTY DISCUSSIONS

    The Company has engaged Ladenburg Thalmann & Co., Inc. ("Ladenburg") as its financial advisor to provide advice regarding potential strategic alternatives available to the Company. The Company and Ladenburg continue to hold discussions with potential investors regarding various financial arrangements with the Company. The negotiations are ongoing and there can be no assurance that any such arrangement will be entered into.

CONDENSED CONSOLIDATED                106

FINANCIAL STATEMENTS

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Ride, Inc.

    We have audited the accompanying consolidated balance sheets of Ride, Inc. and subsidiaries as of December 31, 1996 and 1997, and June 30, 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997 and the six months ended June 30, 1998. Our audits also included the financial statement schedule listed in the Index To Consolidated Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ride, Inc. and subsidiaries at December 31, 1996 and 1997, and June 30, 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and for the six months ended June 30, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses and negative cash flows from operations for the years ended December 31, 1996, and 1997, and for the six months ended June 30, 1998. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          ERNST & YOUNG LLP

Seattle, Washington
September 11, 1998

CONDENSED CONSOLIDATED                107

FINANCIAL STATEMENTS

                                   RIDE, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                     DECEMBER 31,
                                                                                 ---------------------   JUNE 30,
                                                                                   1996        1997        1998
                                                                                 ---------  ----------  ----------
ASSETS
Current assets:
  Cash and cash equivalents....................................................  $   3,232  $    1,332  $      165
  Accounts receivable, less allowance for doubtful accounts of $655 in 1996,
    $925 in 1997, and $981 in 1998.............................................     14,193      12,588       4,487
  Inventories (Note 7).........................................................      5,986       6,564       9,752
  Prepaid expenses and other current assets....................................        450         728         887
  Income taxes receivable......................................................      2,836       1,569       1,571
  Deferred tax assets (Note 10)................................................      1,423          --          --
                                                                                 ---------  ----------  ----------
Total current assets...........................................................     28,120      22,781      16,862
Plant and equipment, net (Note 8)..............................................      5,757       5,670       5,792
Notes receivable, net of discount of $116 in 1996 (Note 5).....................      1,884       1,600       1,400
Goodwill, net of accumulated amortization of $514 in 1996, $842 in 1997, and
  $1,044 in 1998 (Note 3)......................................................     14,292       9,358       9,205
Other assets...................................................................        602       1,201       1,345
                                                                                 ---------  ----------  ----------
Total assets...................................................................  $  50,655  $   40,610  $   34,604
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................................  $   4,631  $    3,719  $    5,918
  Accrued expenses and other current liabilities...............................      2,161       1,555       2,911
  Accrued restructuring charges (Note 6).......................................        387          --          --
  Short-term borrowings (Note 9)...............................................         --       1,995       5,236
  Notes payable (Note 9).......................................................         --         689         308
                                                                                 ---------  ----------  ----------
Total current liabilities......................................................      7,179       7,958      14,373
Other long-term liabilities....................................................        832       1,582         979
Deferred income taxes (Note 10)................................................        335          --          --

Commitments and contingencies (Note 14)

Shareholders' equity:
  Convertible preferred stock, no par value, 10,000 shares authorized
    Series A: 100 shares issued and outstanding
      Aggregate liquidation preference of $500 (Note 11).......................        500         500         500
    Series B: 3 shares 1977, and 2 shares in 1998 issued and outstanding
      Aggregate liquidation preference of $3,000 (Note 11).....................         --       2,841       2,332
  Common stock, no par value, 40,000 shares authorized with 10,760 in 1996,
    12,092 in 1997, and 12,619 in 1998 issued and outstanding, respectively....     39,583      42,393      43,257
  Accumulated other comprehensive loss.........................................         --        (125)       (163)
  Retained earnings (deficit)..................................................      2,226     (14,539)    (26,674)
                                                                                 ---------  ----------  ----------
      Total shareholders' equity...............................................     42,309      31,070      19,252
                                                                                 ---------  ----------  ----------
Total liabilities and shareholders' equity.....................................  $  50,655  $   40,610  $   34,604
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

                            See accompanying notes.

CONDENSED CONSOLIDATED                108

FINANCIAL STATEMENTS

                                   RIDE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       YEAR ENDED DECEMBER 31,        SIX MONTHS
                                                                   --------------------------------      ENDED
                                                                     1995       1996        1997     JUNE 30, 1998
                                                                   ---------  ---------  ----------  -------------
Net sales........................................................  $  74,850  $  75,728  $   36,475   $     7,279
Cost of goods sold...............................................     54,988     61,641      26,656         8,287
                                                                   ---------  ---------  ----------  -------------
Gross profit (loss)..............................................     19,862     14,087       9,819        (1,008)

Selling, general and administrative expenses.....................     10,868     20,487      18,278        10,735
Loss on impairment of goodwill (Note 3)..........................         --         --       8,600            --
Restructuring charges (Note 6)...................................         --      2,500          --            --
                                                                   ---------  ---------  ----------  -------------
Operating expenses...............................................     10,868     22,987      26,878        10,735
                                                                   ---------  ---------  ----------  -------------
Operating income (loss)..........................................      8,994     (8,900)    (17,059)      (11,743)

Interest expense.................................................        (18)      (268)       (426)         (147)
Interest income..................................................        406        333         195           117
Gain on sale of subsidiary (Note 5)..............................         --        482          --            --
                                                                   ---------  ---------  ----------  -------------
Income (loss) before income taxes................................      9,382     (8,353)    (17,290)      (11,773)
Income tax expense (benefit) (Note 10)...........................      3,427     (2,863)       (595)           --
                                                                   ---------  ---------  ----------  -------------
Net income (loss)................................................  $   5,955  $  (5,490) $  (16,695)  $   (11,773)
                                                                   ---------  ---------  ----------  -------------
                                                                   ---------  ---------  ----------  -------------
Net income (loss) per share (Note 17):
    Basic........................................................  $    0.67  $   (0.52) $    (1.51)  $     (0.99)
    Diluted......................................................       0.59      (0.52)      (1.51)        (0.99)
Share used in the computation of net income (loss) per share:
    Basic........................................................      8,872     10,614      11,128        12,261
    Diluted......................................................     10,132     10,614      11,128        12,261

CONDENSED CONSOLIDATED                109

FINANCIAL STATEMENTS

                                   RIDE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                        PREFERRED STOCK
                                       --------------------------------------------------
                                               SERIES A                  SERIES B                COMMON STOCK
                                       ------------------------  ------------------------  ------------------------
                                         SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                                       -----------  -----------  -----------  -----------  -----------  -----------
Balances at January 1, 1995..........         100    $     500           --           --        7,710    $   9,193
  Net income for the year............
  Preferred stock dividends..........
  Public offering of common stock,
    net of offering costs............                                                           1,465       23,311
  Exercise of warrants...............                                                           1,239        4,515
  Common stock issued in SMP
    acquisition......................                                                              28          593
  Stock option exercises.............                                                              72          571
  Issuance of common stock under
    employee stock purchase plan.....                                                               4           61
                                              ---        -----          ---   -----------  -----------  -----------
Balances at December 31, 1995........         100          500           --           --       10,518       38,244
  Net loss for the year..............
Preferred stock dividends............
  Stock option exercises.............                                                             231        1,258
  Issuance of common stock under
    employee stock purchase plan.....                                                              11           81
                                              ---        -----          ---   -----------  -----------  -----------
Balances at December 31, 1996........         100          500           --           --       10,760       39,583
  Net loss for the year..............
  Preferred stock dividends..........                                                 30
  Stock option exercises.............                                                              98          307
  Issuance of common stock under
    employee stock purchase plan.....                                                              24           53
  Issuance of preferred stock, net of
    offering costs...................                                     3        2,811
  Common stock issued in
    acquisitions.....................                                                           1,210        2,450
  Foreign currency translation
    loss.............................
                                              ---        -----          ---   -----------  -----------  -----------
Balances at December 31, 1997........         100          500            3        2,841       12,092       42,393
  Net loss for the period............
  Preferred stock dividends..........                                                270           41           75
  Conversion of preferred stock......                                    (1)        (779)         442          734
  Other common stock issued..........                                                              35           42
  Issuance of common stock under
    employee stock purchase plan.....                                                               9           13
  Foreign currency translation
    loss.............................
                                              ---        -----          ---   -----------  -----------  -----------
Balances at June 30, 1998............         100    $     500            2    $   2,332       12,619    $  43,257
                                              ---        -----          ---   -----------  -----------  -----------
                                              ---        -----          ---   -----------  -----------  -----------


                                          ACCUMULATED
                                             OTHER
                                         COMPREHENSIVE     RETAINED
                                             LOSS          EARNINGS      TOTAL
                                       -----------------  -----------  ---------
Balances at January 1, 1995..........             --       $   1,831   $  11,524
  Net income for the year............                          5,955       5,955
  Preferred stock dividends..........                            (35)        (35)
  Public offering of common stock,
    net of offering costs............                                     23,311
  Exercise of warrants...............                                      4,515
  Common stock issued in SMP
    acquisition......................                                        593
  Stock option exercises.............                                        571
  Issuance of common stock under
    employee stock purchase plan.....                                         61
                                               -----      -----------  ---------
Balances at December 31, 1995........             --           7,751      46,495
  Net loss for the year..............                         (5,490)     (5,490)
Preferred stock dividends............                            (35)        (35)
  Stock option exercises.............                                      1,258
  Issuance of common stock under
    employee stock purchase plan.....                                         81
                                               -----      -----------  ---------
Balances at December 31, 1996........             --           2,226      42,309
  Net loss for the year..............                        (16,695)    (16,695)
  Preferred stock dividends..........                            (70)        (40)
  Stock option exercises.............                                        307
  Issuance of common stock under
    employee stock purchase plan.....                                         53
  Issuance of preferred stock, net of
    offering costs...................                                      2,811
  Common stock issued in
    acquisitions.....................                                      2,450
  Foreign currency translation
    loss.............................           (125)                       (125)
                                               -----      -----------  ---------
Balances at December 31, 1997........           (125)        (14,539)     31,070
  Net loss for the period............                        (11,773)    (11,773)
  Preferred stock dividends..........                           (362)        (17)
  Conversion of preferred stock......                                        (45)
  Other common stock issued..........                                         42
  Issuance of common stock under
    employee stock purchase plan.....                                         13
  Foreign currency translation
    loss.............................            (38)                        (38)
                                               -----      -----------  ---------
Balances at June 30, 1998............      $    (163)      $ (26,674)  $  19,252
                                               -----      -----------  ---------
                                               -----      -----------  ---------

                            See accompanying notes.

CONDENSED CONSOLIDATED                110

FINANCIAL STATEMENTS

                                   RIDE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                                       -------------------------------      ENDED
                                                                         1995       1996       1997     JUNE 30, 1998
                                                                       ---------  ---------  ---------  -------------
OPERATING ACTIVITIES
Reconciliation of net income (loss) to net cash provided by (used in)
  operations:
Net income (loss)....................................................  $   5,955  $  (5,490) $ (16,695)   $ (11,773)
Depreciation.........................................................        196      1,288      1,560          616
Amortization.........................................................        190        421        453          227
Deferred income tax (benefit) expense................................        (27)      (876)     1,088           --
Loss on impairment...................................................         --         --      8,600           --
Non-cash restructuring charges.......................................         --      2,397         --           --
Gain on sale of subsidiary...........................................         --       (482)        --           --
Amortization of discount on notes receivable.........................         --        (34)      (116)          --
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable.........................     (8,076)      (637)     2,689        8,101
  (Increase) decrease in inventories.................................     (1,316)    (1,577)       308       (3,188)
  (Increase) decrease in prepaid expenses and other assets...........       (590)       294       (227)        (159)
  (Increase) decrease in income taxes receivable.....................        (15)    (2,894)     1,267           --
  Increase (decrease) in accounts payable............................      3,649     (3,065)    (1,652)       2,199
  Decrease in accrued expenses and other current liabilities.........       (698)      (102)    (1,247)       1,354
                                                                       ---------  ---------  ---------  -------------
Net cash used in operating activities................................       (732)   (10,757)    (3,972)      (2,623)

INVESTING ACTIVITIES
Purchases of plant and equipment.....................................     (1,910)    (5,364)      (753)        (738)
Acquisitions, net of cash acquired...................................    (13,039)        --     (1,979)          --
Sales of (purchases) of securities available-for-sale................     (3,840)     3,840         --           --
Proceeds from sale of subsidiary, net of costs.......................         --        884         --           --
Cash received from note receivable...................................         --         --         --          200
Increase in other assets.............................................       (157)      (532)      (223)        (280)
                                                                       ---------  ---------  ---------  -------------
Net cash used in investing activities................................    (18,946)    (1,172)    (2,955)        (818)

FINANCING ACTIVITIES
Net advances on line of credit.......................................         --         --      1,995        2,552
Net proceeds from sale of preferred stock............................         --         --      2,811          (45)
Proceeds from exercise of common stock options.......................        267      1,087        307           --
Proceeds from sale of common stock...................................     23,372         --         --           --
Proceeds from exercise of common stock warrants......................      4,515         --         --           --
Proceeds from Employee Stock Purchase Plan...........................         --         81         53           13
Proceeds from long-term borrowings...................................         --        750         --           --
Repayments of notes payable and long-term borrowings.................         --       (993)       (99)        (229)
Dividends paid.......................................................        (35)       (35)       (40)         (17)
                                                                       ---------  ---------  ---------  -------------
Net cash provided by financing activities............................     28,119        890      5,027        2,274
                                                                       ---------  ---------  ---------  -------------

Net increase (decrease) in cash and cash equivalents.................      8,441    (11,039)    (1,900)      (1,167)
Cash at beginning of period..........................................      5,830     14,271      3,232        1,332
                                                                       ---------  ---------  ---------  -------------
Cash at end of period................................................  $  14,271  $   3,232  $   1,332    $     165
                                                                       ---------  ---------  ---------  -------------
                                                                       ---------  ---------  ---------  -------------

SUPPLEMENTAL DISCLOSURE
Cash paid for interest...............................................  $       8  $     275  $     414    $     123
Cash paid for income taxes...........................................      3,505        910         68           --

NONCASH INVESTING AND FINANCING ACTIVITIES
Common stock and notes payable issued in acquisitions................      1,531         --      2,450           --
Issuance of Common stock to retire note payable......................         --         --         --           66

                            See accompanying notes.

CONDENSED CONSOLIDATED                111

FINANCIAL STATEMENTS

                                   RIDE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1998

1. SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    The consolidated financial statements include the accounts of Ride, Inc. ("Ride" or the "Company") and its subsidiaries: Ride Snowboard Company ("Ride Snowboards"), Ride Manufacturing, Inc. ("Ride Manufacturing"), Ride Canada, Inc. ("Ride Canada"), SMP Clothing, Inc. ("SMP"), Smiley Hats, Inc. ("Smiley") and Carve, Inc. ("US2"). The Company was founded in September 1992 and acquired C.A.S. Sports International, Inc. and C.A.S. Sports Agency, Inc. (collectively, "CAS") in August 1994, Ride Manufacturing in September 1995 and SMP in October 1995. The Company also acquired 5150 Snowboards, Inc. ("5150") in September 1995 and later merged 5150 with and into Ride Snowboards. In October 1996, the Company transferred substantially all of the Canada-based operating assets and liabilities of CAS (other than fixed assets) into Ride Canada, a newly formed corporation, and all of the US-based operating assets and liabilities of CAS into Ride Snowboards, and sold the CAS entities. In June 1997, the Company acquired substantially all of the assets and liabilities of Device Mfg Corp. and transferred those assets and liabilities to Ride Snowboards. In July 1997, the Company's newly formed Smiley subsidiary acquired substantially all of the assets of Galena Creek Trading Corp. In December 1997, the Company acquired US2 Sports Group Inc. through a merger of that company with and into Carve, Inc., a newly formed corporation. The results of operations of these acquired subsidiaries are included in the Company's financial statements from their respective dates of acquisition through their applicable dates of disposition. See Notes 4 and 5.

    Ride Snowboards sells premium to mid-range snowboards and related products primarily through specialty snowboard and ski shops. Ride Manufacturing is a manufacturer of premium snowboards which are produced principally for Ride Snowboards. Ride Manufacturing also produces a limited number of snowboards for other snowboard companies on an OEM basis. SMP designs and manufactures snowboard, surf, skate, motocross and street apparel which is sold primarily through specialty shops. Ride Canada acts as the Company's Canadian distributor for the Company's branded products. Smiley designs and manufactures premium head and neck wear for the winter sports industry and is sold through specialty shops. US2 designs, manufactures and distributes wakeboards, wakeboard bindings and accessories under the "FullTilt" and "Sub Rosa" brand names through marine and specialty retailers. Until its disposition in October 1996, CAS marketed entry-level snowboards and related products under various brand names and on a private label basis primarily to regional sporting goods stores and large-format sporting goods retailers. In addition, CAS sold snowboards and related products on an OEM basis to other snowboard companies and bought excess snowboard and sporting goods inventories from manufacturers and sold such products to retailers throughout the world. The OEM and excess inventory portions of the CAS business were sold in October 1996 (see Note 5) while the branded and private label portions of the business were retained by the Company.

    LIQUIDITY

    The Company has incurred losses of $5.5 million, $16.7 million and $11.8 million for the years ended December 31, 1996 and 1997, and for the six months ended June 30, 1998, respectively. The Company used $17.4 million of cash in operations during these periods which resulted in a decrease in working capital to $2.5 million at June 30, 1998. The financial statements have been prepared assuming

CONDENSED CONSOLIDATED                112

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.

    The Company operates a seasonal business and generates the majority of its sales in the quarters ending September 30 and December 31. In order to manufacture product during the remainder of the year, the Company has a revolving line of credit arrangement with an asset-based lender, CIT, to finance import letters of credit and working capital needs. The Company believes the CIT Line is adequate to meet the current needs of its business. There is, however, no assurance the CIT Line is sufficient to fund the demands of the Company's future growth. In addition, availability of funds under the CIT Line is at all times conditioned on the Company achieving certain collateral requirements. There can be no assurance such requirements will be achieved or, if achieved, that they can be consistently maintained. The Company's inability to increase the CIT Line or meet or maintain specific collateral requirements could each have a material adverse impact on the Company's financial condition and could result in a substantial limitation or reduction in the scope of the Company's business.

    In June 1998, the Company replaced certain members of management and reorganized its operations. Subsequent thereto, operational changes have been put in place to reduce fixed costs to a level that can be supported by forecasted sales and gross margin levels. Additional financing has been obtained in August 1998 and the Company anticipates increasing its lines of credit or seeking other sources of financing through long term debt or additional equity financing. However, there can be no assurance that the Company will meet its sales and gross margin forecast for fiscal year ended June 30, 1999, control expenditures to an acceptable level, or that such additional sources of financing will be available on favorable terms or at all. The Company's inability to meet the above business plan would have a material adverse impact on the Company's financial condition and may require the Company to further reduce its expenditures, curtail certain operations, or dispose of operating assets to enable the Company to continue its operations at least through June 1999.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions have been eliminated in consolidation.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    FOREIGN CURRENCY

    The local currency is considered the functional currency of the Company's Canadian operations. The financial statements of the Company's Canadian subsidiary are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the average exchange rate for

CONDENSED CONSOLIDATED                113

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the period for revenues and expenses. Resulting translation adjustments are recorded as a separate component of shareholders' equity.

    The Company enters into foreign currency forward contracts, generally with terms of 270 days or less, as a hedge against some of its foreign currency commitments. Offsetting gains and losses on these contracts are recognized concurrently with the exchange gains and losses stemming from the associated commitments. During the contractual periods, the Company is exposed to certain losses in the event of nonperformance by the counterparties to the forward contracts. At June 30, 1998, the Company did not have any open forward contracts.

    CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    INVENTORIES

    Inventories are carried at the lower of cost or market using the first-in, first-out method.

    PLANT AND EQUIPMENT

    Plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally five to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the related lease. Snowboard and snowboard binding molds are amortized to cost of goods sold over one to three years based on the number of related snowboards and bindings sold.

    GOODWILL

    Goodwill is being amortized over 15 to 40 years using the straight-line method. The Company periodically reviews the carrying value of goodwill to determine if the facts and circumstances suggest that the value may be impaired. See Note 3.

    REVENUE RECOGNITION

    The Company recognizes revenue from the sale of its products when the products are shipped to customers.

    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to expense as incurred and totaled approximately $217,000 in 1995, $417,000 in 1996, $338,000 in 1997 and
$180,000 for the six months ended June 30, 1998.

CONDENSED CONSOLIDATED                114

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ADVERTISING COSTS

    The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense totaled $528,000 in 1995, $847,000 in 1996, $1,090,000 in 1997 and $596,000 for the six months ended June 30, 1998.

    WARRANTY COSTS

    The Company generally offers a one-year warranty on its products from the time of retail sale. Anticipated net costs associated with warranties are charged to expense at the time of the sale of its products. The Company is reimbursed for a portion of the cost of defective products by the manufacturers.

    INCOME TAXES

    The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

    NET INCOME (LOSS) PER SHARE

    Basic earnings per share is computed by dividing net income (loss) by the average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the average number of common and dilutive common equivalent shares outstanding during the period.

    STOCK BASED COMPENSATION

    The Company has elected to apply the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company accounts for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options is measured at the excess, if any, of the fair value of the Company's common stock at the date of the grant over the stock option price.

    COMPREHENSIVE INCOME

    As of January 1, 1998, the Company adopted Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130. The Company's

CONDENSED CONSOLIDATED                115

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) total comprehensive income (loss) for the years ended December 31, 1995, 1996, and 1997 and the six months ended June 30, 1998 was $5,955,000, ($5,490,000),
($16,820,000), and ($11,811,000), respectively.

    RECLASSIFICATIONS

    Certain reclassifications have been made to prior year balances to conform with current year presentation.

2. CHANGE IN YEAR END

    The Company's Board of Directors approved a change in the Company's fiscal year-end from December 31 to June 30, beginning with the six month period ended June 30, 1998. The change in fiscal year end was made to more closely align the Company's accounting and reporting practices with its product cycle. Comparative information for the six month periods ended June 30, 1997 and 1998 are as follows:

                                                                          SIX MONTHS ENDED JUNE
                                                                                   30,
                                                                          ---------------------
                                                                                        1998
                                                                                     ----------
                                                                            1997
                                                                          ---------
                                                                          (UNAUDITED)
                                                                          (IN THOUSANDS, EXCEPT
                                                                             PER SHARE DATA)
Net sales...............................................................  $   7,559  $    7,279
Gross profit (loss).....................................................      1,992      (1,008)
Operating loss..........................................................     (6,400)    (11,743)
Income tax benefit......................................................     (1,904)         --
                                                                          ---------  ----------
Net loss................................................................     (4,436)    (11,773)
Net loss per share--diluted.............................................  $   (0.41) $    (0.99)
                                                                          ---------  ----------
                                                                          ---------  ----------

3. IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, the Company periodically reviews the events and circumstances affecting its operations for indications that the Company's long-lived assets might be impaired. In December 1997, the Company determined that reorders for its primary products would not meet previously anticipated levels and the Company realized pricing pressure on its lower-end products, thus suggesting that the Company's current production capacity and infrastructure were underutilized. Based on this evaluation, the Company determined that the $13.9 million of goodwill associated with its acquisitions of CAS, SMP and Ride Manufacturing was impaired and wrote it down by $8.6 million. The Company's estimates of the discounted cash flows expected to be generated from these entities indicate that the remaining carrying amounts are expected to be recovered. However, it is possible that the current industry oversupply of snowboard products may be a sign of a permanent demand shift and there can be no assurance that the carrying value of the goodwill related to these acquisitions will be recoverable which could result in additional write-down of goodwill in the future.

CONDENSED CONSOLIDATED                116

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

4. ACQUISITIONS

    RIDE MANUFACTURING AND 5150

    On September 1, 1995, the Company acquired all of the capital stock of Ride Manufacturing, a snowboard manufacturer, and 5150, a marketer of snowboards, for $11.9 million in cash. The acquisition has been accounted for as a purchase with the excess of the purchase price over the fair value of the assets acquired allocated primarily to goodwill.

    SMP

    On October 20, 1995, SMP, a newly-formed, wholly owned subsidiary of the Company acquired certain assets (primarily inventories, fixed assets, trademarks and other intangibles) of Sex Money Power Clothing, Inc., a manufacturer of snowboard, surf, skate and street apparel. The aggregate purchase price of $2.46 million was comprised of $937,500 in cash, $937,500 in short-term notes payable, and 28,409 newly-issued shares of Common Stock valued at $593,000. The transaction has been accounted for as a purchase with the excess of the purchase price over the fair value of the assets acquired allocated primarily to goodwill.

    DEVICE

    On June 12, 1997, the Company purchased substantially all of the assets (except cash and accounts receivable) and liabilities of Device, a manufacturer of step-in snowboard bindings and boots based in Boulder, Colorado. The purchase price was comprised of approximately $1.0 million in assumed liabilities and 276,220 newly-issued shares of Common Stock valued at $764,900. The transaction has been accounted for as a purchase with the excess of the purchase price over the fair value of the assets acquired allocated primarily to goodwill. During 1998, the Company took back 9,045 common shares valued at $25,000 previously issued as consideration, pursuant to a performance adjustment provision in the purchase agreement.

    SMILEY HATS

    On July 22, 1997, the Company purchased substantially all of the assets of Galena Creek Trading Company, Inc. (d.b.a. Smiley Hats), a manufacturer of winter hats based in Sparks, Nevada. The purchase price was comprised of approximately $550,000 in cash and 320,000 shares of Common Stock valued at $750,000. Galena Creek Trading Company was majority owned and controlled by the Company's then Chief Executive Officer. The transaction has been accounted for as a purchase with the excess of the purchase price over the fair value of the assets acquired allocated primarily to goodwill.

    US2

    On December 19, 1997, Carve, Inc., a newly-formed, wholly owned subsidiary of the Company acquired the stock of US2 Sports Group, Inc., a manufacturer of wakeboards and wakeboard bindings. The purchase price was comprised of 605,263 newly-issued shares of Common Stock valued at $910,000 plus the assumption of net liabilities of $652,000. The transaction has been accounted for as a purchase with the excess of the purchase price over the fair value of the assets acquired allocated primarily to

CONDENSED CONSOLIDATED                117

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

4. ACQUISITIONS (CONTINUED)
goodwill. During 1998, the Company issued 44,237 shares of its common stock in settlement of a $66,000 note payable to a former owner of US2.

    Summarized unaudited pro forma results of operations, assuming the Device, Smiley Hats and US2 acquisitions took place on January 1 of each year, are as follows:

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1995       1996        1997
                                                              ---------  ---------  ----------
                                                                       (IN THOUSANDS)
Net sales...................................................  $  84,345  $  80,569  $   40,595
Net income (loss)...........................................      6,716     (6,185)    (18,743)
Net income (loss) per share--diluted........................       0.66      (0.53)      (1.56)

5. DISPOSITION

    On October 11, 1996, the Company sold the stock of CAS to Gen-X Equipment, Inc., a company formed by two former Company executives and a number of CAS employees. The $3.0 million sales price was comprised of $1,000,000 in cash and short-term notes and $2.0 million in long-term notes. The Company recognized a pre-tax gain of $482,000 in connection with this sale.

    The long-term notes are secured by the stock of the sold corporations and bear interest at prime. Principal payments of $100,000 plus interest are due quarterly through September 2002. The balance outstanding on the note at June 30, 1998 was $1.8 million and the $400,000 current portion of the notes due in fiscal year 1999 is included in Accounts Receivable.

    In May 1998, Gen-X was sold to Global Sports, Inc. (GSI) and the notes payable to Ride were assumed by GSI. GSI, a publicly held company, designs and markets branded footwear and distributes off-price athletic sporting goods. Realization of the Company's $1.8 million notes receivable is dependent on GSI's successful conduct of future operations. The eventual outcome of these matters cannot be determined at this time.

6. RESTRUCTURING AND INVENTORY WRITE-DOWN

    On December 12, 1996 the Company's Board of Directors approved a plan to writedown excess inventories and restructure the Company's manufacturing operations. Due to canceled commitments from the Company's principal Japanese distributor and an oversupply of snowboards from other manufacturers, the Company recognized a $6.5 million write-down of its inventories. This amount has been included in cost of sales for the year ended December 31, 1996. In addition, the Company recognized a $2.5 million restructuring charge in connection with moving the Company's binding production offshore and the withdrawal of snowboard production from two outside snowboard manufacturers used in 1996. The primary components of this charge were write-offs of abandoned equipment, tooling and leasehold improvements, cancellation fees paid to U.S. vendors and future lease costs. The Company anticipates future cash outlays will not exceed the $228,000 included in other long-term liabilities for future minimum lease payments and will be funded through normal operating cash flows.

CONDENSED CONSOLIDATED                118

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

7. INVENTORIES

    Inventories consisted of the following:

                                                                   DECEMBER 31,
                                                               --------------------   JUNE 30,
                                                                 1996       1997        1998
                                                               ---------  ---------  ----------
                                                                        (IN THOUSANDS)
Finished goods...............................................  $   9,415  $   6,186  $    8,283
Work in process..............................................         96        228         491
Raw materials and supplies...................................      2,391      2,189       2,425
Obsolescence reserve.........................................     (5,916)    (2,039)     (1,447)
                                                               ---------  ---------  ----------
                                                               $   5,986  $   6,564  $    9,752
                                                               ---------  ---------  ----------
                                                               ---------  ---------  ----------

8. PLANT AND EQUIPMENT

    Plant and equipment consisted of the following:

                                                                                          DECEMBER 31,
                                                                                      --------------------   JUNE 30,
                                                                                        1996       1997        1998
                                                                                      ---------  ---------  -----------
                                                                                               (IN THOUSANDS)
Office equipment....................................................................  $   1,364  $   1,609   $   1,828
Production equipment and tooling....................................................      2,674      3,147       3,413
Leasehold improvements..............................................................      2,126      2,211       2,264
Vehicles and other..................................................................        588        753         831
Construction in process.............................................................         --        205         327
                                                                                      ---------  ---------  -----------
                                                                                          6,752      7,925       8,663
Accumulated depreciation............................................................       (995)    (2,255)     (2,871)
                                                                                      ---------  ---------  -----------
                                                                                      $   5,757  $   5,670   $   5,792
                                                                                      ---------  ---------  -----------
                                                                                      ---------  ---------  -----------

9. LINE OF CREDIT AND LONG-TERM DEBT

    At June 30, 1998, Ride had a $11.0 million revolving credit line agreement with US Bank NA to finance its import letters of credit and working capital needs. Advances on the line bear interest at 1% over the bank's prime rate (effective rate of 9.5% at June 30, 1998). At June 30, 1998, the Company had outstanding advances of $5,236,000 and $5,764,000 in outstanding import letters of credit drawn against this line.

    On August 31, 1998, the Company entered into a Loan and Security Agreement ("Agreement") with CIT Group/Credit Finance, Inc. ("CIT") which credit facility replaces the Company's prior credit facility. The Company's line of credit under the new credit facility is up to $15.0 million (to be increased to $17.0 million from October 15, 1998 to December 15, 1998) for a term of three years. The amount that may be borrowed is also limited to the sum of (i) 85% of eligible accounts receivable, so long as dilution does not exceed 5.0% and after implementation of an 11.0% dilution reserve against loan availability during the season, and (ii) 55% of eligible finished goods inventory, not to exceed $6.5 million during April through September, $3.25 million in October, $2.5 million in November, and

CONDENSED CONSOLIDATED                119

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

9. LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)
$2.0 million in December. There will be no advances against inventory during January through March of each year. The new facility provides for a maximum letter of credit subline of $8.0 million.

    The facility bears interest at the Prime interest rate plus 1.5% and is collateralized by substantially all the assets of the Company. The Company was required to pay a closing fee of $75,000 at the time of closing. Additionally, the facility requires an annual facility of 0.50% due each anniversary of the closing and a monthly letter of credit fee of 1.5% per annum of the face amount of any standby and documentary letters of credit. The bank loan agreement restricts the payment of dividends.

    Simultaneous with the execution of the Agreement, the Company entered into a Consent, Reaffirmation, and Release Agreement with US Bank NA. Pursuant to which the Company retained a $3.0 million credit facility with that institution. The US Bank facility bears interest at Prime Rate plus 1.5% per annum until February 28, 1999 and Prime rate plus 2.0% per annum from March 1, 1999 through and including the date Borrower repays the principal amount owed hereunder, is subordinated to the CIT credit line, has a term of one year and is secured by $1.8 million of promissory notes from Global Sports, Inc. (see Note 5). Additionally, the facility is secured by the personal guarantee of one of the Company's outside directors, including certain real property owned by that director.

    During 1996, the Company's landlord loaned the Company $750,000 to fund a portion of the expansion and improvement of the Company's Preston, Washington office and warehouse facilities. The loan has an effective interest rate of approximately 3% and is due in monthly payments of principal and interest of $9,100 through December 2003. The total amount outstanding at June 30, 1998 was $554,000 of which $103,000 is current.

CONDENSED CONSOLIDATED                120

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

10. INCOME TAXES

    Deferred tax assets and (liabilities) consisted of the following:

                                                                                          DECEMBER 31,
                                                                                      --------------------  JUNE 30,
                                                                                        1996       1997       1998
                                                                                      ---------  ---------  ---------
                                                                                              (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..................................................  $     102  $   2,931  $   6,279
  Goodwill writedown................................................................         --      2,924      2,924
  Inventory reserves................................................................        914        641        929
  Allowance for bad debts...........................................................        213        220        431
  Warranty reserves.................................................................        119         82         35
  Restructuring reserves............................................................        122         68        152
  Other accruals....................................................................         55        165        141
                                                                                      ---------  ---------  ---------
Total deferred tax assets...........................................................      1,525      7,031     10,891
Less: Valuation allowance for deferred tax assets...................................         --     (6,646)   (10,158)
                                                                                      ---------  ---------  ---------
                                                                                          1,525        385        733
Deferred tax liabilities:
  Depreciation and amortization.....................................................       (437)      (385)      (733)
                                                                                      ---------  ---------  ---------
Total deferred tax liabilities......................................................       (437)      (385)      (733)
                                                                                      ---------  ---------  ---------
  Net deferred tax assets...........................................................  $   1,088  $      --  $      --
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Balance sheet classification:
  Current assets....................................................................  $   1,423  $      --  $      --
  Noncurrent liabilities............................................................       (335)        --         --
                                                                                      ---------  ---------  ---------
                                                                                      $   1,088  $      --  $      --
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    At June 30, 1998, the Company had net operating loss carryforwards for income tax purposes of $18.2 million, which are available to offset future federal taxable income, if any. The federal operating loss carryforwards begin to expire in 2007 through 2018. Recognition of approximately $3.2 million of the Company's federal operating loss carryforwards may be limited pursuant to
Section 382 of the Internal Revenue Code. The valuation allowance was established for the deferred tax assets in excess of deferred tax liabilities.

CONDENSED CONSOLIDATED                121

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

10. INCOME TAXES (CONTINUED)
    Significant components of the provision (benefit) for income taxes are as follows:

                                                                          YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                                      -------------------------------      ENDED
                                                                        1995       1996       1997     JUNE 30, 1998
                                                                      ---------  ---------  ---------  -------------
                                                                                      (IN THOUSANDS)
Current:
  Federal...........................................................  $   3,147  $  (1,713) $  (1,760)   $      --
  State.............................................................        164        106         --           --
  Canada............................................................        143       (380)        77           --
                                                                      ---------  ---------  ---------       ------
                                                                          3,454     (1,987)    (1,683)          --
                                                                      ---------  ---------  ---------       ------
Deferred:
  Federal...........................................................        (48)      (928)       996           --
  State.............................................................         21         52        301           --
  Canada............................................................         --         --       (209)          --
                                                                      ---------  ---------  ---------       ------
                                                                            (27)      (876)     1,088           --
                                                                      ---------  ---------  ---------       ------
Total provision (benefit)...........................................  $   3,427  $  (2,863) $    (595)   $      --
                                                                      ---------  ---------  ---------       ------
                                                                      ---------  ---------  ---------       ------

    The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

                                                                           YEAR ENDED DECEMBER 31,        SIX MONTHS
                                                                       -------------------------------  ENDED JUNE 30,
                                                                         1995       1996       1997          1998
                                                                       ---------  ---------  ---------  ---------------
U.S. federal statutory tax rate......................................       34.0%     (34.0%)     (34.0%)        (34.0%)
Change in tax rate resulting from:
  State income taxes, net of federal benefit.........................        1.3        1.2       (1.7)           --
  Foreign taxes......................................................        0.8        0.5       (0.2)           --
  Nondeductible goodwill amortization................................        0.3        0.3        0.1           0.2
  Benefit of foreign sales corporation...............................         --       (1.1)        --            --
  Valuation allowance................................................         --         --       32.1          29.8
  Other..............................................................        0.1       (1.2)       0.3           4.0
                                                                             ---  ---------  ---------         -----
                                                                             ---  ---------  ---------         -----
Effective tax rate...................................................       36.5%     (34.3%)      (3.4%)         (0.0%)
                                                                             ---  ---------  ---------         -----
                                                                             ---  ---------  ---------         -----

11. SHAREHOLDERS' EQUITY

    PREFERRED STOCK

    SERIES A

    On December 31, 1993, the Company issued 100,000 shares of Series A 7% cumulative convertible nonvoting preferred stock for $500,000 ("Series A Preferred"). Dividends on the Series A Preferred accrue quarterly and must be paid before dividends can be declared and paid on the Company's Common Stock. In the event of liquidation, the holders of the Series A Preferred will be entitled to

CONDENSED CONSOLIDATED                122

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

11. SHAREHOLDERS' EQUITY (CONTINUED)
$5.00 per share plus unpaid dividends before any payments are made to the holders of Common Stock. The Series A Preferred is convertible at the holder's option into 200,000 shares of Common Stock. The Series A Preferred may be redeemed by the Company at $5.00 per share beginning January 1, 1999 and ending December 31, 2004. The Company has reserved 200,000 shares of Common Stock for issuance upon the conversion of the Series A Preferred.

    SERIES B

    On December 19, 1997, the Company issued 3,000 shares of Series B 5% cumulative convertible nonvoting preferred stock for $3,000,000 ("Series B Preferred"). In connection with this transaction, the Company also issued warrants to purchase 283,720 shares of common stock for an exercise price of approximately $2.68 per share ("the Warrants"). Dividends on the Series B Preferred accrue quarterly, are payable in cash or stock and must be paid before dividends can be declared and paid on the Company's Common Stock. The Series B Preferred is convertible into the Company's Common Stock at the option of the holders through December 2000 at which time all of the remaining shares automatically convert to common stock. Subject to certain adjustments, the Series B Preferred converts to Common Stock at the lesser of $2.68 per share or 90% of the market price (as defined) of the Company's Common Stock at the time of conversion. During the six month period ended June 30, 1998, 716 shares of Series B Preferred were converted into 441,687 shares of common stock. The Company has reserved approximately 3,000,000 shares of Common Stock for issuance upon conversion of the remaining shares of Series B Preferred and exercise of the warrants.

    The 10% discount from market price of the conversion of preferred stock has been accounted for as a preferred stock dividend. The dividend is required to be included in earnings per share computations over the period from the date of issuance through the date the security is first convertible. Accordingly, the Company has recorded preferred stock dividends relating to this discount of $30,000 for the year ended December 31, 1997 and $270,000 for the six months ended June 30, 1998.

    STOCK PURCHASE PLAN

    In 1995, the Company adopted an Employee Stock Purchase Plan which allows eligible employees to buy the Company's Common Stock at a 15% discount from market price utilizing payroll deductions. A total of 100,000 shares have been reserved for issuance under this Plan. During the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1998, 3,971, 11,123, 23,600 and 8,690 shares of Common Stock were purchased by employees under this Plan, respectively. As of June 30, 1998, 52,616 shares were available for future sale under the Plan.

12. STOCK-BASED COMPENSATION

    The Company adopted two stock option plans in 1994 that provide for the grant of incentive and nonqualified stock options to the Company's employees, officers, and directors. At June 30, 1998, the Company had 2,103,513 shares of Common Stock reserved for issuance pursuant to these plans. Options generally vest over a four-year period commencing one year from the date of grant.

CONDENSED CONSOLIDATED                123

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

12. STOCK-BASED COMPENSATION (CONTINUED)
    Pro forma information regarding net income (loss) per share is required by FASB Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                                   1995       1996       1997       1998
                                                                                 ---------  ---------  ---------  ---------
Expected dividend yield........................................................          0%         0%         0%         0%
Expected stock price volatility................................................       37.6%      48.5%      61.3%      64.9%
Risk-free interest rate........................................................        6.9%       6.1%       6.1%       5.8%
Expected life of options in years..............................................        4.5        3.1        3.1        3.1

    For purposes of pro forma disclosures, the estimated weighted average value of the options granted of $3.05, $4.91, $2.65 and $0.93 per share during the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1998, respectively, is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except per share amounts):

                                                                                  DECEMBER 31,
                                                                        --------------------------------   JUNE 30,
                                                                          1995       1996        1997        1998
                                                                        ---------  ---------  ----------  ----------
Net income (loss)--as reported........................................  $   5,955  $  (5,490) $  (16,695) $  (11,773)
Net income (loss)--pro forma..........................................      5,459     (6,731)    (17,586)    (12,007)
Diluted earnings per share--as reported...............................       0.59      (0.52)      (1.51)      (0.99)
Diluted earnings per share--pro forma.................................       0.54      (0.64)      (1.59)      (1.01)

CONDENSED CONSOLIDATED                124

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

12. STOCK-BASED COMPENSATION (CONTINUED)
    A summary of options granted and outstanding are as follows (in thousands except per share amounts):

                                                                                                   WEIGHTED AVERAGE
                                                                                       NUMBER OF    EXERCISE PRICE
                                                                                        OPTIONS        PER SHARE
                                                                                      -----------  -----------------
Balance at January 1, 1995..........................................................         974       $    3.65
  Granted...........................................................................       1,067            8.54
  Exercised.........................................................................         (72)           4.01
  Forfeited/Canceled................................................................        (114)           5.70
                                                                                           -----
Balance at December 31, 1995 (exercisable 237)......................................       1,855            6.32
  Granted...........................................................................         278           13.43
  Exercised.........................................................................        (231)           4.80
  Forfeited/Canceled................................................................        (222)           9.94
                                                                                           -----
Balance at December 31, 1996 (exercisable 801)......................................       1,680            7.21
  Granted...........................................................................         492            5.74
  Exercised.........................................................................         (98)           3.17
  Forfeited/Canceled................................................................        (566)          10.19
                                                                                           -----
Balance at December 31, 1997 (exercisable 904)......................................       1,508            5.29
  Granted...........................................................................         571            1.98
  Exercised.........................................................................          --
  Forfeited/Canceled................................................................        (202)           4.82
                                                                                           -----
Balance at June 30, 1998 (exercisable 1,081)........................................       1,877            4.34
                                                                                           -----
                                                                                           -----

    Included in the 1997 option grants are approximately 400,000 employee options repriced to $6.50 per share.

    The following table summarizes information concerning currently outstanding and exercisable options:

                           OPTIONS OUTSTANDING
                -----------------------------------------      OPTIONS EXERCISABLE
                                  WEIGHTED                 ----------------------------
                                   AVERAGE     WEIGHTED                      WEIGHTED
   RANGE OF         NUMBER        REMAINING     AVERAGE        NUMBER         AVERAGE
   EXERCISE     OUTSTANDING (IN  CONTRACTUAL   EXERCISE      EXERCISABLE     EXERCISE
    PRICES        THOUSANDS)        LIFE         PRICE     (IN THOUSANDS)      PRICE
--------------  ---------------  -----------  -----------  ---------------  -----------
$1.88-$2.80              505      9.8 years    $    1.98             --             --
$2.80-$4.20              438      6.1 years    $    3.20            429      $    3.18
$4.20-$6.30              558      6.8 years    $    5.47            443      $    5.42
$6.30-$17.50             376      7.8 years    $    7.13            209      $    7.45
                       -----                                      -----
                       1,877      7.6 years    $    4.34          1,081      $    4.92
                       -----                                      -----
                       -----                                      -----

    At June 30, 1998 options to purchase 226,906 shares were available for future grant.

CONDENSED CONSOLIDATED                125

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

13. FOREIGN CURRENCY TRANSACTIONS

    The Company enters into foreign currency forward contracts, generally with terms of 270 days or less, as a hedge against some of its foreign currency commitments. Derivative financial instruments held by the Company are generally used to manage well-defined foreign exchange and interest rate risks which occur in the normal course of business. Forward foreign exchange contracts are used by the Company to reduce the potential impact of unfavorable fluctuations in foreign exchange rates. The Company regularly has off balance sheet commitments to buy and sell foreign currencies relating to foreign exchange contracts to hedge against future currency fluctuations.

    Gains and losses on foreign currency contracts not intended to hedge operating requirements are reported currently in other income. Gains and losses on foreign currency contracts intended to meet firm commitments are deferred and recognized as part of the cost of the underlying transaction being hedged. Counterparties to the foreign exchange contracts are typically major international financial institutions. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these contracts in the event of default by the counterparty. Management believes the risk of incurring such losses as a result of a default by a counterparty is remote.

    During 1996 and 1997, the Company recognized losses on foreign currency contracts totaling approximately $160,000 and $17,000, respectively. The Company recognized approximately $646,000 in gains on foreign currency futures and forward contracts during the year ended December 31, 1995. These amounts are included in cost of goods sold in the accompanying statements of operations. The Company had no open foreign currency contracts at December 31, 1997 or June 30, 1998.

14. COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company is committed under noncancelable operating leases expiring at various dates through 2003 for warehouse, manufacturing and office facilities. The leases generally require that the payments of taxes, insurance and maintenance are the responsibility of the Company.

CONDENSED CONSOLIDATED                126

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    At June 30, 1998, the Company's future minimum rental payments with respect to capital leases, non-cancelable operating leases with terms in excess of one year and related sublease receivables were as follows:

                                                                                                       RENTS
                                                                                                    RECEIVABLE
                                                                           CAPITAL     OPERATING       UNDER
YEARS ENDING JUNE 30,                                                      LEASES       LEASES       SUBLEASES
-----------------------------------------------------------------------  -----------  -----------  -------------
                                                                                     (IN THOUSANDS)
1999...................................................................   $     127    $   1,292     $     267
2000...................................................................         116        1,100           255
2001...................................................................         110        1,041           214
2002...................................................................         102          835           135
2003...................................................................          85          806             8
Thereafter.............................................................          --          399            --
                                                                              -----   -----------        -----
                                                                                540    $   5,473     $     879
                                                                                      -----------        -----
                                                                                      -----------        -----
Amount representing interest...........................................         (94)
                                                                              -----
Present value of minimum lease payments (including current portion of
  $70).................................................................   $     446
                                                                              -----
                                                                              -----

    Rent expense, net of sublease income, for the years ended December 31, 1995, 1996 and 1997 and for the six month period ended June 30, 1998 was approximately $406,000, $1,042,000, $1,053,000, and $401,000, respectively.

    CLASS ACTION LAWSUIT

    In August 1998, the Company, together with the individually named defendants, entered into a Memorandum of Understanding with the plaintiffs in the lawsuit filed by certain current and/or former shareholders of the Company styled Murray v. Ride, Inc., et al., wherein the parties have agreed to settle the lawsuit upon the following principal terms: (1) the creation of a settlement fund consisting of: (a) $3,000,000 cash paid by the Company's insurance carrier; and (b) warrants to purchase 600,000 shares of the Company's Common Stock, exercisable for a four year period ending December 31, 2002 at a price of $3.00 per share; and (2) the dismissal of the lawsuit against all named defendants with prejudice. The Memorandum of Understanding is to be reduced to a Stipulation of Settlement, which will be presented to the Court for approval. While the Company is hopeful such approval will be forthcoming, there can be no assurance such approval will be given. In the event Court approval of the settlement is denied, the Company expects the litigation will resume and the Company will renew its vigorous defense of the claims.

    From time to time, the Company is subject to various other pending and threatened legal actions that arise in the normal course of business. In the opinion of management, liabilities arising from these claims will not have a material effect on the financial position of the Company.

CONDENSED CONSOLIDATED                127

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

15. EMPLOYEE BENEFIT PLANS

    Beginning January 1996, the Company provided a 401(k) plan covering substantially all of its U.S. employees. Under this plan, participating employees may defer up to 15% of their pre-tax earnings, subject to certain Internal Revenue Service limitations. The Company provides matching contributions which vest 20% annually over a five year period equal to 25% of each employee's contribution. The Company's 1996 and 1997 matching contributions for this plan were approximately $31,000 and $39,000, respectively. Contributions for the period ending June 30, 1998 were $21,000.

16. CONCENTRATION OF CREDIT RISK AND GEOGRAPHICAL INFORMATION

    The Company sells its products to customers predominantly located throughout North America, Japan and Europe. The concentrations of credit risk with respect to trade receivables are considered minimal due to the Company's ongoing credit evaluations of its customers. Based on the Company's assessment of credit risk, sales in the United States and Canada are made on open credit, C.O.D., cash in advance, or by postdated check. International sales are generally made on a cash in advance or letter of credit basis. In 1995 and 1996, sales to the Company's principal Japanese distributor accounted for approximately 22% and 17% of net sales, respectively. In 1996, sales to another of the Company's Japanese distributors accounted for 12%. No one customer accounted for more than 10% of revenues in 1997 or 1998.

    Worldwide sales of the Company's products were (in thousands):

                                                              DECEMBER 31,
                                                     -------------------------------   JUNE 30,
                                                       1995       1996       1997        1998
                                                     ---------  ---------  ---------  -----------
North America......................................  $  50,212  $  41,016  $  24,907   $   5,976
Japan..............................................     17,051     28,470      7,989         821
Europe and other...................................      7,587      6,242      3,579         482
                                                     ---------  ---------  ---------  -----------
                                                     $  74,850  $  75,728  $  36,475   $   7,279
                                                     ---------  ---------  ---------  -----------
                                                     ---------  ---------  ---------  -----------

17. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                                  YEAR ENDED DECEMBER 31,      SIX MONTHS
                                                              -------------------------------  ENDED JUNE
                                                                1995       1996       1997      30, 1998
                                                              ---------  ---------  ---------  -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
NUMERATOR:
  Net income (loss).........................................  $   5,955  $  (5,490) $ (16,695)  $ (11,773)
  Preferred stock dividends.................................        (35)       (35)       (70)       (362)
                                                              ---------  ---------  ---------  -----------
  Numerator for basic earnings per share--income available
    to common stockholders..................................      5,920     (5,525)   (16,765)    (12,135)
  Effect of dilutive securities:
    Preferred stock dividends...............................         35         --         --          --
                                                              ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  -----------

CONDENSED CONSOLIDATED                128

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

17. EARNINGS PER SHARE (CONTINUED)

                                                                  YEAR ENDED DECEMBER 31,      SIX MONTHS
                                                              -------------------------------  ENDED JUNE
                                                                1995       1996       1997      30, 1998
                                                              ---------  ---------  ---------  -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
  Numerator for diluted earnings per share--income available
    to common stockholders after assumed conversions........  $   5,955  $  (5,525) $ (16,765)  $ (12,135)
                                                              ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  -----------
DENOMINATOR:
  Denominator for basic earnings per share--weighted average
    shares..................................................      8,872     10,614     11,128      12,261
  Effect of dilutive securities: (1)
    Employee stock options..................................      1,060         --         --          --
    Convertible preferred stock.............................        200         --         --          --
                                                              ---------  ---------  ---------  -----------
  Dilutive potential common shares..........................      1,260         --         --          --
                                                              ---------  ---------  ---------  -----------
  Denominator for diluted earnings per share--adjusted
    weighted average shares and assumed conversions.........     10,132     10,614     11,128      12,261
                                                              ---------  ---------  ---------  -----------
                                                              ---------  ---------  ---------  -----------
  Basic earnings per share..................................  $    0.67  $   (0.52) $   (1.51)  $   (0.99)
  Diluted earnings per share................................       0.59      (0.52)     (1.51)      (0.99)

------------------------

(1) The effects of potential common securities are excluded from the diluted calculation for 1996, 1997 and 1998 as their effects would be antidilutive.

18. BUSINESS SEGMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131), which is effective for years beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company has adopted Statement 131 for the six months ended June 30, 1998 but has not retroactively adjusted previously reported segments because it was impractical to do so.

    The Company reports operating results in two segments due to distinct product differences. These two segments include the Company's hardgoods and softgoods product lines. The hardgoods segment

CONDENSED CONSOLIDATED                129

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

18. BUSINESS SEGMENTS (CONTINUED)
includes snowboards, snowboard bindings, snowboard boots, wakeboards, and wakeboard boots. The softgoods segment includes apparel and accessories.

                                                                                 APPAREL/
YEAR ENDED JUNE 30, 1998                                                        ACCESSORIES   HARDGOODS     TOTAL
------------------------------------------------------------------------------  -----------  -----------  ---------
                                                                                          (IN THOUSANDS)
Revenues from external customers
  USA.........................................................................   $   2,285    $   2,968   $   5,253
  Foreign.....................................................................         705        1,321       2,026
                                                                                -----------  -----------  ---------
  Total.......................................................................   $   2,990    $   4,289   $   7,279
                                                                                -----------  -----------  ---------
                                                                                -----------  -----------  ---------
Interest expense..............................................................          13          134         147
Depreciation and amortization expense.........................................         147          696         843
Segment loss..................................................................      (2,262)      (9,511)    (11,773)
Segment assets................................................................       6,661       27,943      34,604
Expenditures for long-lived assets............................................          70          668         738

    The SMP apparel and Smiley Hats subsidiaries are stand alone units and make up approximately 84% of the Apparel and Accessory segment. The remaining 16% is comprised of the Ride apparel and accessory lines which are sold through the traditional hardgoods distribution units, namely Ride Snowboards and Ride Canada. The Sales for this remaining portion are specifically calculated. Expenses and assets for the Apparel and Accessory segments of Ride Snowboards and Ride Canada are allocated based on sales.

    Plant and equipment, goodwill and other long-lived assets of $16,342,000 represent $16,075,000 located in the United States, the Company's country of domicile, and $267,000 located in Canada.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  MARCH 31     JUNE 30   SEPTEMBER 30  DECEMBER 31
                                                                 -----------  ---------  ------------  ------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996:
  Net sales....................................................   $  12,777   $  13,501   $   35,329    $   14,121
  Gross profit (loss)..........................................       3,387       4,164       11,344        (4,808)(1)
  Net income (loss)............................................        (982)        411        3,642        (8,561)(2)
  Net income (loss) per share (basic)..........................       (0.09)       0.04         0.34         (0.80)
  Net income (loss) per share (diluted)........................       (0.09)       0.04         0.32         (0.80)
  BALANCE SHEET DATA (AT END OF QUARTER):
    Accounts receivable, net...................................       9,404      13,993       28,257        14,193
    Inventories................................................       6,153      11,865       16,302         5,986
    Working capital............................................      23,584      23,411       26,920        20,941
1997:
  Net sales....................................................       5,034       2,525       18,215        10,701
  Gross profit.................................................       1,328         664        5,824         2,003

CONDENSED CONSOLIDATED                130

FINANCIAL STATEMENTS

                                   RIDE, INC.

                                 JUNE 30, 1998

19. QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                  MARCH 31     JUNE 30   SEPTEMBER 30  DECEMBER 31
                                                                 -----------  ---------  ------------  ------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  Net income (loss)............................................   $  (2,182)  $  (2,254)  $      661    $  (12,920)(3)
  Net income (loss) per share (basic)..........................       (0.20)      (0.21)        0.06         (1.12)
  Net income (loss) per share (diluted)........................       (0.20)      (0.21)        0.06         (1.12)
  BALANCE SHEET DATA (AT END OF QUARTER):
    Accounts receivable, net...................................       8,311       6,339       17,300        12,588
    Inventories................................................       6,289      10,111       11,065         6,564
    Working capital............................................      18,435      15,644       16,768        14,823
1998:
  Net sales....................................................       4,417       2,862
  Gross profit (loss)..........................................         877      (1,885)
  Net income (loss)............................................      (3,980)     (7,793)
  Net income (loss) per share (basic)..........................       (0.35)      (0.63)
  Net income (loss) per share (diluted)........................       (0.35)      (0.63)
  BALANCE SHEET DATA (AT END OF QUARTER):
    Accounts receivable, net...................................       5,990       4,487
    Inventories................................................       7,766       9,752
    Working capital............................................      11,165       2,489

------------------------

(1) Includes $6.5 million inventory write-down. See Note 6.

(2) Includes $6.5 million inventory write-down and $2.5 million restructuring charge. See Note 6.

(3) Includes $8.6 million loss on impairment of goodwill. See Note 3.

CONDENSED CONSOLIDATED                131

FINANCIAL STATEMENTS

                                   RIDE, INC.

                            FINANCIAL DATA SCHEDULE

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                             COL. A       COL. A
                                                                                           -----------  -----------
                                                                                           BALANCE AT   CHARGED TO
                                                                                            BEGINNING    COSTS AND
DESCRIPTION                                                                                 OF PERIOD    EXPENSES
-----------------------------------------------------------------------------------------  -----------  -----------
SIX MONTHS ENDED JUNE 30, 1998
  Reserves and allowances deducted from asset accounts
    Allowance for bad debts..............................................................   $     925    $     735
    Inventory reserves...................................................................   $   2,039    $     859

YEAR ENDED DECEMBER 31, 1997
  Reserves and allowances deducted from asset accounts
    Allowance for bad debts..............................................................   $     655    $     361
    Inventory reserves...................................................................   $   5,916

YEAR ENDED DECEMBER 31, 1996
  Reserves and allowances deducted from asset accounts
    Allowance for bad debts..............................................................   $     359    $     495
    Inventory reserves...................................................................   $     100    $   6,500

YEAR ENDED DECEMBER 31, 1995
  Reserves and allowances deducted from asset accounts
    Allowance for bad debts..............................................................   $     143    $     253
    Inventory reserves...................................................................   $      --    $      60

------------------------

(1) Amounts acquired in purchase acquisitions.

(2) Uncollectible accounts written off, net of recoveries.

(3) Cost of goods sold in excess of net realized value and obsolete inventories written off, net of recoveries.

                                   APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                           DATED AS OF JULY 22, 1999
                                     AMONG
                                   K2, INC.,
                                   RIDE, INC.
                                      AND
                              KT ACQUISITION, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
ARTICLE 1  THE MERGER.....................................................................................        A-1
  Section 1.1     The Merger..............................................................................        A-1
  Section 1.2     Effective Time..........................................................................        A-1
  Section 1.3     Closing of the Merger...................................................................        A-2
  Section 1.4     Effects of the Merger...................................................................        A-2
  Section 1.5     Restated Articles of Incorporation and Bylaws...........................................        A-2
  Section 1.6     Directors...............................................................................        A-2
  Section 1.7     Officers................................................................................        A-2
  Section 1.8     Conversion of Shares....................................................................        A-2
  Section 1.9     Dissenters Rights.......................................................................        A-3
  Section 1.10    Exchange of Certificates................................................................        A-3
  Section 1.11    Stock Options...........................................................................        A-5
  Section 1.12    Warrants................................................................................        A-6

ARTICLE 2  INTERIM TRANSACTIONS...........................................................................        A-7
  Section 2.1     The Financing...........................................................................        A-7
  Section 2.2     Right to Designate Directors............................................................        A-7

ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY..................................................        A-7
  Section 3.1     Organization and Qualification; Subsidiaries; Investments...............................        A-7
  Section 3.2     Capitalization of the Company and its Subsidiaries......................................        A-8
  Section 3.3     Authority Relative to this Agreement; Recommendation....................................        A-9
  Section 3.4     SEC Reports; Financial Statements.......................................................        A-9
  Section 3.5     Information Supplied....................................................................       A-10
  Section 3.6     Consents and Approvals; No Violations...................................................       A-10
  Section 3.7     No Default..............................................................................       A-11
  Section 3.8     No Undisclosed Liabilities; Absence of Changes..........................................       A-11
  Section 3.9     Litigation..............................................................................       A-12
  Section 3.10    Compliance with Applicable Law..........................................................       A-12
  Section 3.11    Employee Benefit Plans; Labor Matters...................................................       A-12
  Section 3.12    Material Contracts......................................................................       A-13
  Section 3.13    Environmental Laws and Regulations......................................................       A-14
  Section 3.14    Taxes...................................................................................       A-14
  Section 3.15    Title to Property.......................................................................       A-15
  Section 3.16    Intellectual Property...................................................................       A-15
  Section 3.17    Year 2000 Compliance....................................................................       A-18
  Section 3.18    Insurance...............................................................................       A-18
  Section 3.19    Certain Business Practices..............................................................       A-18
  Section 3.20    Product Warranties......................................................................       A-18
  Section 3.21    Vote Required...........................................................................       A-18
  Section 3.22    Tax Treatment...........................................................................       A-18
  Section 3.23    Affiliates..............................................................................       A-18
  Section 3.24    Brokers.................................................................................       A-18
  Section 3.25    No Additional Representations...........................................................       A-19

ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION.......................................
                                                                                                                 A-19
  Section 4.1     Organization............................................................................       A-19
  Section 4.2     Capitalization of Parent and its Subsidiaries...........................................       A-19
  Section 4.3     Authority Relative to this Agreement....................................................       A-20
  Section 4.4     SEC Reports; Financial Statements.......................................................       A-20

                                                                                                              PAGE
                                                                                                            ---------
  Section 4.5     Information Supplied....................................................................       A-20
  Section 4.6     Consents and Approvals; No Violations...................................................       A-21
  Section 4.7     No Default..............................................................................       A-21
  Section 4.8     No Undisclosed Liabilities; Absence of Changes..........................................       A-21
  Section 4.9     Litigation..............................................................................       A-22
  Section 4.10    Compliance with Applicable Law..........................................................       A-22
  Section 4.11    Tax Treatment...........................................................................       A-22
  Section 4.12    Brokers.................................................................................       A-22
  Section 4.13    No Prior Activities.....................................................................       A-22
  Section 4.14    Environmental Laws and Regulations......................................................       A-22
  Section 4.15    Tax Matters.............................................................................       A-23
  Section 4.16    No Additional Representations...........................................................       A-23

ARTICLE 5  COVENANTS......................................................................................       A-23
  Section 5.1     Conduct of Business of the Company......................................................       A-23
  Section 5.2     Conduct of Business of Parent...........................................................       A-24
  Section 5.3     Preparation of S-4 and the Proxy Statement..............................................       A-25
  Section 5.4     Other Potential Acquirers...............................................................       A-25
  Section 5.5     Meeting of Stockholders.................................................................       A-26
  Section 5.6     Stock Exchange Listing..................................................................       A-27
  Section 5.7     Access to Information...................................................................       A-27
  Section 5.8     Certain Filings; Reasonable Efforts.....................................................       A-28
  Section 5.9     Public Announcements....................................................................       A-28
  Section 5.10    Indemnification and Directors' and Officers' Insurance..................................       A-28
  Section 5.11    Notification of Certain Matters.........................................................       A-29
  Section 5.12    Tax-Free Reorganization.................................................................       A-29
  Section 5.13    Additions to and Modification of Company Disclosure Schedule............................       A-29

ARTICLE 6  CONDITIONS TO CONSUMMATION OF THE MERGER.......................................................       A-30
  Section 6.1     Conditions to Each Party's Obligations to Effect the Merger.............................       A-30
  Section 6.2     Conditions to the Obligations of the Company............................................       A-30
  Section 6.3     Conditions to the Obligations of Parent and Acquisition.................................       A-31

ARTICLE 7  TERMINATION; AMENDMENT; WAIVER.................................................................       A-32
  Section 7.1     Termination.............................................................................       A-32
  Section 7.2     Effect of Termination...................................................................       A-33
  Section 7.3     Fees and Expenses.......................................................................       A-33
  Section 7.4     Amendment...............................................................................       A-33
  Section 7.5     Extension; Waiver.......................................................................       A-34

ARTICLE 8  MISCELLANEOUS..................................................................................       A-34
  Section 8.1     Nonsurvival of Representations and Warranties...........................................       A-34
  Section 8.2     Entire Agreement; Assignment............................................................       A-34
  Section 8.3     Validity................................................................................       A-34
  Section 8.4     Notices.................................................................................       A-34
  Section 8.5     Governing Law...........................................................................       A-35
  Section 8.6     Descriptive Headings....................................................................       A-35
  Section 8.7     Parties in Interest.....................................................................       A-35
  Section 8.8     Certain Definitions.....................................................................       A-35
  Section 8.9     Personal Liability......................................................................       A-36
  Section 8.10    Specific Performance....................................................................       A-36
  Section 8.11    Counterparts............................................................................       A-36

                               TABLE OF EXHIBITS

Exhibit A........  Form of Articles of Merger

Exhibit B........  Form of Convertible Promissory Note

Exhibit C........  Form of Letter Agreement with Company Affiliates

Exhibit D-1......  Form of Representations Related to Tax Matters of the Company

Exhibit D-2......  Form of Representations Related to Tax Matters of Parent and Acquisition

Exhibit E........  Matters to be Covered by Opinion of Legal Counsel to the Company

Exhibit F........  Matters to be Covered by Opinion of Legal Counsel to Parent and
                   Acquisition

                             TABLE OF DEFINED TERMS

                                                                                          CROSS REFERENCE
TERM                                                                                       IN AGREEMENT        PAGE
--------------------------------------------------------------------------------------  -------------------  ---------
Acquisition Preamble, 1

Act Section 1.1, 1

affiliate Section 8.8(a), 46

Agreement Preamble, 1

Articles of Merger Section 1.2, 2

business day Section 8.8(b), 46

capital stock Section 8.8(c), 46

Certificates Section 1.10(b), 5

Closing Date Section 1.3, 2

Closing Section 1.3, 2

Code Preamble, 1

Common Merger Consideration Section 1.8(a), 3

Company Affiliates Section 3.23, 24

Company Board Section 2.2, 9

Company Permits Section 3.10, 15

Company Plans Section 1.11(a), 7

Company Preamble, 1

Company SEC Reports Section 3.4(a), 12

Company Securities Section 3.2(a), 11

Company Stock Option or Options Section 1.11(a), 6

Company Warrant or Company Warrants Section 1.12, 8

Copyrights Section 3.16(a), 20

Dissenting Shares Section 1.9(a), 4

Effective Time Section 1.2, 2

Employee Plans Section 3.11(a), 16

Environmental Claim Section 3.13(a), 18

Environmental Laws Section 3.13(a), 18

ERISA Affiliate Section 3.11(a), 16

ERISA Section 3.11(a), 16

Exchange Act Section 3.2(c), 12

Exchange Agent Section 1.10(a), 4

Exchange Fund Section 1.10(a), 4

Exchange Ratio Section 1.8(b), 3

Governmental Entity Section 3.6, 13

HSR Act Section 3.6, 13

Inbound License Agreements Section 3.16(e), 22

include Section 8.8(e), 46

Insurance Policies Section 3.18, 23

IRS Section 3.11(a), 16

                                                                                          CROSS REFERENCE
TERM                                                                                       IN AGREEMENT        PAGE
--------------------------------------------------------------------------------------  -------------------  ---------
ISOs Section 1.11(a), 7

knowledge or known Section 8.8(d), 46

Lien Section 3.2(b), 11

Material Adverse Effect on Parent Section 4.1(b), 25

Material Adverse Effect on the Company Section 3.1(b), 10

Merger Consideration Section 1.8(a), 3

Merger Section 1.1, 1

Note Section 2.1, 8

Notice of Superior Proposal Section 5.4(b), 34

Other Interests Section 3.1(c), 10

Outbound License Agreements Section 3.16(e), 22

Parent Common Stock Section 1.8(a), 3

Parent Director Section 2.2, 9

Parent Permits Section 4.10, 29

Parent Preamble, 1

Parent Rights Section 4.2(a), 25

Parent SEC Reports Section 4.4(a), 26

Patents Section 3.16(a), 20

person Section 8.8(f), 46

Preferred Merger Consideration Section 1.8(a), 3

Preferred Share Section 1.8(c), 3

Preferred Shares Section 1.8(c), 3

Proxy Statement Section 3.5, 13

S-4 Section 3.5, 13

SEC Section 3.4(a), 12

Securities Act Section 3.4(a), 12

Share Section 1.8(a), 3

Shares Section 1.8(a), 3

subsidiary or subsidiaries Section 8.8(g), 46

Superior Proposal Section 5.4(c), 34

Surviving Corporation Section 1.1, 1

Tax or Taxes Section 3.14(a)(i), 19

Tax Return Section 3.14(a)(ii), 19

Third Party Acquisition Section 5.4(c), 34

Third Party Section 5.4(c), 34

Trade Secrets Section 3.16(a), 20

Trademarks Section 3.16(a), 20

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

    THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of July 22, 1999, is by and among Ride, Inc., a Washington corporation (the "Company"), K2, Inc., a Delaware corporation ("Parent"), and KT Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of Parent ("Acquisition").

    WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger (as defined below) is advisable and fair and in the best interests of their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, for Federal income tax purposes it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

    WHEREAS, pending completion of the Merger, the Company will require additional capital to enable it to continue to fund its operations, and, concurrently herewith, Parent is providing the Company with interim financing (the "Financing") in the amount of two million dollars ($2,000,000) through the purchase of a convertible promissory note, as provided herein; and

    WHEREAS, simultaneously with the execution of this Agreement, Parent and the Company are entering into a letter agreement (the "Product Order Agreement") pursuant to which, among other things, Parent is purchasing certain of the Company's outstanding product purchase orders and other rights; and, in connection therewith, the Company is delivering to Parent agreements signed by CIT Group/Credit Finance, Inc., U.S. Bank NA and Advantage Fund II Ltd pursuant to which such persons agree to release any security interests in the assets and rights acquired by Parent under the Product Order Agreement.

    NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

                                   ARTICLE 1
                                   THE MERGER

    Section 1.1 THE MERGER. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the Washington Business Corporation Act (the "Act"), Acquisition shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease. At the election of the parties, the Merger may be structured so that the Company shall be merged with and into Acquisition with the result that Acquisition shall become the "Surviving Corporation." The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Code. Parent, as the sole stockholder of Acquisition, hereby approves the Merger and this Agreement.

    Section 1.2 EFFECTIVE TIME. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.3), Articles of Merger substantially in the form of EXHIBIT A (the "Articles of Merger") shall be duly executed and acknowledged by Acquisition and the Company and thereafter delivered to the Secretary of State of the State of Washington for filing pursuant to Section 11.050 of the Act. The Merger shall become effective at such time as a properly executed copy of the Articles of Merger is duly filed with the Secretary of State of the State of Washington in accordance with the Act (the time the Merger becomes effective being referred to herein as the "Effective Time").

    Section 1.3 CLOSING OF THE MERGER. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Sections 6.1(a) and (c), at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California 90071, unless another time, date or place is agreed to in writing by the parties hereto.

    Section 1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the Act. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the title to real estate and other property owned by Acquisition and the Company shall be vested in the surviving corporation without reversion or impairment and the surviving corporation shall have all liabilities of the Company and Acquisition.

    Section 1.5 RESTATED ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation of Acquisition in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation and Article I thereof shall be amended to read in full:

    "The name of this corporation shall be Ride, Inc." in accordance with applicable law. The bylaws of Acquisition in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

    Section 1.6 DIRECTORS. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

    Section 1.7 OFFICERS. The officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

    Section 1.8  CONVERSION OF SHARES.

    (a) At the Effective Time, each share of common stock, no par value per share, of the Company (individually a "Share" and collectively the "Shares") issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury or by any of the Company's subsidiaries,
(ii) Shares held by Parent, Acquisition or any other subsidiary of Parent and
(iii) any Dissenting Shares (as defined below) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become a number of fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined below) (the "Common Merger Consideration"). Unless the context otherwise requires, each reference in this Agreement to shares of Parent Common Stock shall include the associated Parent Rights (as such term is defined in Section 3.2(a) hereof). Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

    (b) The "Exchange Ratio" shall be ONE DOLLAR ($1.00) divided by the average closing price of one share of Parent Common Stock (as reported on the NYSE Composite Transactions reporting system) during the five trading days immediately preceding the second business day prior to the Closing Date (the "AVERAGE PER SHARE PRICE"); PROVIDED, HOWEVER, that, notwithstanding the foregoing, (i) if the Average Per Share Price exceeds $12.00, the Exchange Ratio shall equal one-twelfth ( 1/12) and (ii) if the Average Per Share Price is less than $10.00, the Exchange Ratio shall equal one-tenth ( 1/10).

    (c) At the Effective Time, each share of Series A 7% Cumulative Convertible Nonvoting Preferred Stock, no par value per share, of the Company (individually a "Preferred Share" and collectively the "Preferred Shares") issued and outstanding immediately prior to the Effective Time (other than Preferred Shares held in the Company's treasury or by any of the Company's subsidiaries) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to the liquidation preference thereof multiplied by the Exchange Ratio (the "Preferred Merger Consideration" and, together with the Common Merger Consideration, the "Merger Consideration").

    (d) At the Effective Time, each outstanding share of the common stock, no par value per share, of Acquisition shall be converted into one share of common stock, no par value per share, of the Surviving Corporation.

    (e) At the Effective Time, each Share held in the treasury of the Company and each Share and Preferred Share held by Parent, Acquisition or any subsidiary of Parent, Acquisition or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist and no shares of Parent Common Stock shall be delivered with respect thereto.

    Section 1.9  DISSENTERS RIGHTS.

    (a) Notwithstanding any provision of this Agreement to the contrary, any Shares or Preferred Shares held by a holder who has demanded and perfected such holder's demand for payment of the fair value of such holder's Shares or Preferred Shares in accordance with the Act and as of the Effective Time has neither effectively withdrawn nor lost his right to demand such payment ("Dissenting Shares"), shall not be converted into Parent Common Stock, but the holder thereof shall be entitled to only such rights as are granted by the Act.

    (b) Notwithstanding the provisions of subsection (a) of this Section, if any holder of Shares or Preferred Shares who demands payment of the fair value of such holder's Shares or Preferred Shares under the Act shall effectively withdraw or lose (through failure to perfect or otherwise) his right to demand payment, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Shares or Preferred Shares shall automatically be converted into and represent only the right to receive Parent Common Stock as provided in Sections 1.8(a) and 1.8(c), without interest thereon, upon surrender of the certificate or certificates representing such Shares or Preferred Shares.

    (c) The Company shall give Parent (i) prompt notice of any written demands for payment of the fair value of any Shares or Preferred Shares, withdrawals of such demands, and any other instruments served pursuant to the Act received by the Company and (ii) after the Effective Time, the opportunity to direct all negotiations and proceedings with respect to demands for payment under the Act. The Company shall not voluntarily make any payment with respect to any demands for payment and shall not, except with the prior written consent of Parent, settle or offer to settle any such demands.

    Section 1.10  EXCHANGE OF CERTIFICATES.

    (a) From time to time following the Effective Time, as required by subsections (b) and (c) below, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and Acquisition (the "Exchange Agent") for the benefit of the holders of Shares or Preferred Shares for exchange in accordance with this Article I: (i) certificates representing the appropriate number of shares of Parent Common Stock issuable pursuant to Section 1.8, and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund"), in exchange for outstanding Shares or Preferred Shares.

    (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares or Preferred Shares (the "Certificates") and whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article I and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares or Preferred Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Shares or Preferred Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this
Section 1.10.

    (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.10(f), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor without interest (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.10(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Parent Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

    (d) In the event that any Certificate for Shares or Preferred Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; PROVIDED, HOWEVER, that Parent or the Exchange Agent may, in its discretion, require the delivery of a suitable bond or indemnity.

    (e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares or Preferred Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.10(c) or 1.10(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares or Preferred Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares or Preferred Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    (f) No fractions of a share of Parent Common Stock shall be issued in the Merger but in lieu thereof each holder of Shares or Preferred Shares otherwise entitled to a fraction of a share of Parent Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying the average closing price for Parent Common Stock as reported on the NYSE Composite Transactions reporting system for the five (5) business days prior to the Effective Time by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

    (g) Any portion of the Exchange Fund that remains undistributed to the stockholders of the Company upon the expiration of six (6) months after the Effective Time shall be delivered to Parent upon demand and any stockholders of the Company who have not theretofore complied with this Article 1 shall thereafter look only to Parent for payment of their claim for Parent Common Stock and cash in lieu of fractional shares as the case may be and any applicable dividends or distributions with respect to Parent Common Stock.

    (h) Neither Parent nor the Company shall be liable to any holder of Shares, Preferred Shares or Parent Common Stock as the case may be for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    Section 1.11  STOCK OPTIONS.

    (a) At the Effective Time, each outstanding option to purchase Shares (a "Company Stock Option" or collectively "Company Stock Options") issued pursuant to an employee stock option plan of the Company, or other agreement or arrangement, whether vested or unvested, shall be converted as of the Effective Time into options to purchase shares of Parent Common Stock in accordance with the terms of this Section 1.11. All plans or agreements described above pursuant to which any Company Stock Option has been issued or may be issued (other than the Company Warrants referred to in Section 1.12) are referred to collectively as the "Company Plans." Each Company Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock that the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time at a price per share equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Stock Option divided by (y) the product of (i) the number of Shares otherwise purchasable pursuant to such Company Stock Option, multiplied by (ii) the Exchange Ratio; PROVIDED, HOWEVER, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("incentive stock options" or "ISOs") the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

    (b) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the Company Plan and that the agreements evidencing the grants of such Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.11 after giving effect to the Merger). Parent shall comply with the terms of the Company Plans and ensure, to the extent required by and subject to the provisions of such Plans, that Company Stock Options that qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options of Parent after the Effective Time.

    (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options assumed in accordance with this Section 1.11. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to any Company Stock Options held by persons who are directors, officers or employees of the Company or its subsidiaries and shall use all commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

    (d) At or before the Effective Time, the Company shall cause to be effected any necessary amendments to the Company Plans to give effect to the foregoing provisions of this Section 1.11.

    Section 1.12  WARRANTS.

    (a) At the Effective Time, each outstanding Company Warrant (as defined below) shall be converted as of the Effective Time into warrants to purchase shares of Parent Common Stock in accordance with the terms of this Section 1.12. At the Effective Time, without the requirement of any further action by any party, each Company Warrant shall be deemed to constitute a warrant to purchase, on the same terms and conditions as were applicable under such Company Warrant, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock that the holder of such Company Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such warrant in full immediately prior to the Effective Time at a price per share equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Warrant divided by (y) the product of (i) the number of Shares otherwise purchasable pursuant to such Company Warrant, multiplied by
(ii) the Exchange Ratio. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Warrants assumed in accordance with this
Section 1.12. For purposes of this Agreement, the term "COMPANY WARRANT" shall mean the following warrants to purchase shares of the Company: (i) warrants to purchase an aggregate of 200,000 Shares at a per share strike price of $1.25 that were issued pursuant to that certain Warrant Agreement by and between Company and Advantage Fund II Ltd. dated December 19, 1997, as amended February 19, 1999, (ii) warrants to purchase an aggregate of 100,000 Shares at a per share strike price of $1.25 that were issued pursuant to that certain Warrant Agreement by and between Company and Advantage Fund II Ltd. dated February 19, 1999, (iii) warrants to purchase an aggregate of 83,720 Shares at a per share strike price of $2.6875 that were issued pursuant to that certain Warrant Agreement by and between Roschon Capital Group, Ltd. dated December 18, 1997, and (iv) warrants to purchase an aggregate of 600,000 Shares at a per share strike price of $3.00 which Company is obligated to issue pursuant to the terms of that certain Final Judgment and Order of Dismissal filed on March 8, 1999 in the matter of IN RE: RIDE, INC. SECURITIES LITIGATION, Master File No. C97-0402WD, U.S. District Court, Western District of Washington, Seattle Division.

    (b) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Warrants appropriate notices setting forth such holders' rights pursuant to the Company Warrants and that the Company Warrants shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.12 after giving effect to the Merger). Parent shall take all corporate action necessary to reserve a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Warrants assumed in accordance with this Section 1.12.

                                   ARTICLE 2
                              INTERIM TRANSACTIONS

    Section 2.1 THE FINANCING. Concurrently with the execution and delivery of this Agreement, Parent has wire transferred to the Company the sum of two million dollars ($2,000,000), in consideration of the issuance by the Company of a Convertible Promissory Note dated as of the date hereof (the "Note"), in like principal amount, bearing interest at an initial rate of 8% per annum, and due one hundred and twenty (120) days from the date hereof. A copy of the form of the Note is attached to this Agreement as EXHIBIT B. At the election of the holder, the Note may be converted, in whole or in part, into shares of Series C Cumulative Convertible Preferred Stock of the Company at any time or from time to time on the terms provided for in the Note.

    Section 2.2 RIGHT TO DESIGNATE DIRECTORS. In partial consideration for the financing described in Section 2.1, immediately following the execution of this Agreement, the Company shall take all such action as may be necessary or appropriate: (a) to elect one person designated by Parent to the Board of Directors of the Company (the "COMPANY BOARD"), and (b) to secure the resignations of one of the existing directors of the Company, or to expand the number of directors of the Company, in order to create a vacancy on the Company Board for Parent's designee. Until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.1, the Company shall take all such action as may be necessary or appropriate to ensure that Parent continues to retain its designee director (the "PARENT DIRECTOR"). The Company will also cause (i) each committee of the Company Board, (ii) if requested by Parent, the board of directors of each of the subsidiaries of the Company and
(iii) if requested by Parent, each committee of such board to include the Parent Designee. Upon the termination of Parent's right to designate the Parent Director as provided in the preceding sentence, the Parent Director then serving on the Board of Directors shall resign forthwith.

                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the "Company Disclosure Schedule") delivered by the Company to Parent (which exceptions shall specifically identify a Section, Subsection or clause of a single Section or Subsection hereof, as applicable, to which such exception relates) that:

    Section 3.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES; INVESTMENTS.

    (a) Section 3.1(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all the Company's directly or indirectly owned subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Each of the Company and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Company has heretofore delivered to Acquisition or Parent accurate and complete copies of the Restated Articles of Incorporation and bylaws (or similar governing documents), as currently in full force and effect, of the Company and its subsidiaries. Section 3.1(a) of the Company Disclosure Schedule identifies all the material subsidiaries of the Company. The Company has no operating subsidiaries other than those incorporated in a state of the United States.

    (b) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company. When used in connection with the Company or its subsidiaries, the term "Material Adverse Effect on the Company" means any circumstance, change in, or effect on (or circumstance, change in, or effect involving a prospective change on) the Company and its subsidiaries, taken as a whole, (a) that is, or is reasonably likely in the future to be, materially adverse to the operations, assets or liabilities (including contingent liabilities), earnings or results of operations, or the business (financial or otherwise) of the Company and its subsidiaries, taken as a whole, excluding from the foregoing the effect, if any, of (i) changes in general economic conditions or changes affecting the industry in which the Company operates, (ii) stockholder class action litigation arising from allegations of a breach of fiduciary duty relating to this Agreement, (iii) of the public announcement or pendency of the transactions contemplated hereby on current or prospective customers or revenues of the Company (provided that such effect is direct and that the Company shall have the burden of proving such direct effect), or (iv) any action or inaction required of the Company by Parent under Section 5.1, or (b) that would reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the transactions contemplated by this Agreement.

    (c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of each equity investment in an amount of One Hundred Thousand Dollars ($100,000) OR MORE or that represents a five percent (5%) or greater ownership interest in the subject of such investment made by the Company or any of its subsidiaries in any other person other than the Company's subsidiaries ("Other Interests"). The Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Lien (as defined below), except for Liens that may be created by any partnership or joint venture agreements for Other Interests.

    Section 3.2  CAPITALIZATION OF THE COMPANY AND ITS SUBSIDIARIES.

    (a) The authorized capital stock of the Company consists of twenty million (20,000,000) Shares, of which, as of June 30, 1999, 14,256,126 Shares were issued and outstanding and ten million (10,000,000) shares of preferred stock, no par value, of which, as of June 30, 1999, 200,000 Preferred Shares are outstanding. All of the outstanding Shares and Preferred Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of July, 21, 1999, approximately 3,912,245 Shares were reserved for issuance and, as of July 21, 1999, 1,739,478 were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Plans. As of the date hereof, 983,720 Shares are issuable upon exercise of the Company Warrants. Between June 30, 1999 and the date hereof, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such date, and between June 30, 1999 and the date hereof no stock options have been granted. Except as set forth above, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, (iii) no options or other rights to acquire from the Company or any of its subsidiaries, and, except as described in the Company SEC Reports (as defined below), no obligations of the Company or any of its subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). As of the date hereof, there are no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

    (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of law). There are no (i) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, or (ii) options or other rights to acquire from the Company or any of its subsidiaries, any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest, claim or encumbrance of any kind in respect of such asset; PROVIDED, HOWEVER, that the term "Lien" shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and disclosed in Section 3.13(d) of the Company Disclosure Schedule or that are otherwise not material, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under applicable laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws.

    (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    Section 3.3  AUTHORITY RELATIVE TO THIS AGREEMENT; RECOMMENDATION.

    (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby except the approval and adoption of this Agreement by the holders of two-thirds of the outstanding Shares and Preferred Shares voting together as a single class. This Agreement has been duly and validly executed and delivered by the Company and constitutes, assuming the due authorization, execution and delivery hereof by Parent and Acquisition, a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

    (b) The Company Board has unanimously resolved to recommend that the stockholders of the Company approve and adopt this Agreement.

    Section 3.4  SEC REPORTS; FINANCIAL STATEMENTS.

    (a) The Company has filed all required forms, reports and documents ("Company SEC Reports") with the Securities and Exchange Commission (the "SEC") since January 1, 1997, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including, any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present, in conformity in all material respects with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

    (b) The Company has heretofore made available or promptly will make available to Acquisition or Parent a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.

    Section 3.5 INFORMATION SUPPLIED. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "S-4") will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to stockholders of the Company and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Proxy Statement insofar as it relates to the meeting of the Company's stockholders to vote on the Merger will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition which is contained in or omitted from any of the foregoing documents.

    Section 3.6 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Certificate of Merger as required by the Act, no filing with or notice to and no permit, authorization, consent or approval of any United States or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate have a Material Adverse Effect on the Company. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Restated Articles of Incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) except as set forth in Section 3.6 of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) except as set forth in Section 3.6 of the Company Disclosure Schedule, violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets except, in the case of clause (ii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

    Section 3.7 NO DEFAULT. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Restated Articles of Incorporation or bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of its properties or assets, except, in the case of clause (ii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

    Section 3.8 NO UNDISCLOSED LIABILITIES; ABSENCE OF CHANGES. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof or as set forth in Section 3.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), other than liabilities and obligations which, individually or in the aggregate, will not have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof or as set forth in Section 3.8 of the Company Disclosure Schedule, since March 31, 1999, there have been no events, changes or effects with respect to the Company or its subsidiaries that have had or reasonably would be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as and to the extent publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof or as set forth in Section 3.8 of the Company Disclosure Schedule, since March 31, 1999, the Company and its subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practices, and there has not been any (i) change in the financial condition, properties, business or results of operations of the Company and its subsidiaries, except for those changes that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company; (ii) material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its subsidiaries, not covered by insurance; (iii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries; (iv) amendment of any material term of any outstanding security of the Company or any of its subsidiaries; (v) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices; (vi) creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices; (vii) loan, advance or capital contributions made by the Company or any of its subsidiaries to, or investment in, any person other than (x) loans or advances to employees in connection with business-related travel, (y) loans made to employees consistent with past practices that are not in the aggregate in excess of Fifty Thousand Dollars ($50,000), and (z) loans, advances or capital contributions to or investments in wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices; (viii) transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in either case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement; (ix) labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; or (x) change by the Company or any of its subsidiaries in its accounting principles, practices or methods. Since March 31, 1999, except as disclosed in the Company SEC Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by the Company or any of its subsidiaries to (a) officers of the Company or any of its subsidiaries or (b) any employee of the Company or any of its Subsidiaries whose annual cash compensation is One Hundred Thousand Dollars ($100,000) or more.

    Section 3.9 LITIGATION. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof or as set forth in Section
3.9 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree.

    Section 3.10 COMPLIANCE WITH APPLICABLE LAW. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof, the Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof, the Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of the United States or any foreign country or any political subdivision thereof or of any Governmental Entity, except (i) that no representation or warranty is made in this Section
3.10 with respect to Environmental Laws (as defined in Section 3.12) and (ii) for violations or possible violations of any United States or foreign laws, ordinances or regulations that do not and, insofar as reasonably can be foreseen in the future, will not result in any charges, assessments, levies, fines or other liabilities being imposed upon or incurred by the Company that will equal or exceed Twenty-Five Thousand Dollars ($25,000) for any single violation or One Hundred Thousand Dollars ($100,000) in the aggregate. Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.

    Section 3.11  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

    (a) Section 3.11(a) of the Company Disclosure Schedule lists as of the date hereof all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, severance and other similar fringe or employee benefit plans, programs or arrangements and any current or former employment or executive compensation or severance agreements written or otherwise maintained or contributed to within the last three years for the benefit of or relating to any employee or former employee of the Company, any trade or business (whether or not incorporated) that is a member of a controlled group including the Company or that is under common control with the Company within the meaning of
Section 414 of the Code (an "ERISA Affiliate")(together the "Employee Plans"). Neither the Company nor any ERISA Affiliate has within the last five (5) years maintained or contributed to a plan subject to Title IV of ERISA or Section 412 of the Code. The Company has made available to Parent a copy of (i) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the "IRS") for each disclosed Employee Plan where such report is required and (ii) the documents and instruments governing each such Employee Plan (other than those referred to in Section 4(b)(4) of ERISA). No event has occurred and, to the knowledge of the Company, there currently exists no condition or set of circumstances in connection with which the Company or any of its subsidiaries could be subject to any liability under the terms of any Employee Plans, ERISA, the Code or any other applicable law that would have a Material Adverse Effect on the Company.

    (b) Section 3.11(b) of the Company Disclosure Schedule sets forth a list as of the date hereof of (i) all employment agreements with officers of the Company; (ii) all agreements with consultants who are individuals obligating the Company to make annual cash payments in an amount exceeding Fifty Thousand Dollars ($50,000); (iii) all severance agreements, programs and policies of the Company with or relating to its employees except such programs and policies required to be maintained by law; and (iv) all plans, programs, agreements and other arrangements of the Company with or relating to its employees that contain change in control provisions whether or not listed in other parts of the Company Disclosure Schedule. The Company has made available to Parent copies (or descriptions in detail reasonably satisfactory to Parent) of all such agreements, plans, programs and other arrangements.

    (c) Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, there will be no payment, accrual of additional benefits, acceleration of payments or vesting of any benefit under any Employee Plan or any agreement or arrangement disclosed under this Section 3.11 solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

    (d) No Employee Plan that is a welfare benefit plan within the meaning of
Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA Affiliates other than pursuant to Section 4980B of the Code or similar state laws.

    (e) There are no controversies relating to any Employee Plan or other labor matters pending or, to the knowledge of the Company, threatened between the Company or any of its subsidiaries and any of their respective employees, which controversies, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect of the Company. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its subsidiaries except as disclosed in Section 2.11(e) of the Company Disclosure Schedule, nor does the Company know of any activities or proceedings of any labor union to organize any such employees. The Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof by or with respect to any employees of the Company or any of its subsidiaries.

    Section 3.12  MATERIAL CONTRACTS.

    (a) Section 3.12 of the Company Disclosure Schedule sets a complete and accurate listing with respect to the Company and its subsidiaries, of (i) any contract for the lease of real or personal property from third parties providing for aggregate lease payments in excess of Fifty Thousand Dollars

($50,000) per annum; (ii) any contract in effect on the date hereof for the purchase of materials, commodities, supplies or other personal property by the Company or any of its subsidiaries, which is not subject to cancellation without cost upon not more than 30 days prior notice, other than contracts in which the obligation of the Company or such subsidiary is Twenty-Five Thousand Dollars ($25,000) or less; (iii) any endorsement contract under which the Company or any of its subsidiaries is or may be obligated to make payments in excess of Fifty Thousand Dollars ($50,000) to any person; (iv) any sales, distributor or marketing representative contract not subject to cancellation, without cost, upon not more than 30 days prior notice; (iv) any partnership or joint venture agreement; and (v) any agreement or instrument under which the Company or any affiliated entity is indebted for borrowed money.

    (b) All outstanding purchase orders or purchasing commitments for the sale of products by the Company and its subsidiaries represent genuine transactions, have been entered into in the ordinary course of business, and reflect terms and conditions which are normal and customary in the Company's business. Except as disclosed in Section 3.12 of the Company Disclosure Schedule, the pricing and terms on all of such purchase orders and purchase commitments have been calculated and are expected to provide a normal profit to the Company.

    (c) Neither the Company nor any of its subsidiaries is in default of any material obligation under any contract or agreement to which it is a party or by which it is bound, other than such defaults as would not, in the aggregate, have a Material Adverse Effect on the Company.

    (d) Neither the Company nor any subsidiary is a guarantor or otherwise liable for any indebtedness of any other person, other than as the result of endorsements of checks in the ordinary course of business.

    Section 3.13  ENVIRONMENTAL LAWS AND REGULATIONS.

    (a) Except as publicly disclosed by the Company in the Company SEC Reports filed prior to the date hereof, (i) each of the Company and its subsidiaries is in material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) (collectively "Environmental Laws"), which compliance includes, but is not limited to, the possession by the Company and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) neither the Company nor any of its subsidiaries has received written notice of or, to the knowledge of the Company, is the subject of any action, cause of action, claim, investigation, demand or notice by any person alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim"); and (iii) to the knowledge of the Company, there are no existing facts that are reasonably likely to prevent or interfere with such material compliance in the future.

    (b) Except as disclosed in the Company SEC Reports filed prior to the date hereof, there are no Environmental Claims that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect on the Company that are pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or, to the knowledge of the Company, against any person whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law.

    Section 3.14  TAXES.

    (a) DEFINITIONS.  For purposes of this Agreement:

        (i) the term "Tax" (including "Taxes") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

        (ii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

    (b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, the Company and its subsidiaries have timely filed all material Tax Returns they are required to have filed; and such Tax Returns are accurate and correct in all material respects and do not contain a disclosure statement under
Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

    (c) The Company and its subsidiaries have paid or adequately provided in the financial statements included in the SEC Reports for all Taxes (whether or not shown on any Tax Return) they are required to have paid or to pay, which amounts are not material either individually or in the aggregate.

    (d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, no material claim for assessment or collection of Taxes is presently being asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority nor does the Company have knowledge of any such threatened action, proceeding or investigation.

    (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of the Company or any of its subsidiaries, in the payment of any "excess parachute payments" within the meaning of Section 28OG of the Code.

    Section 3.15 TITLE TO PROPERTY. Except as set forth on Section 3.15 of the Company Disclosure Schedule, the Company and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all Liens; and, to the Company's knowledge, all leases pursuant to which the Company or any of its subsidiaries lease from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such subsidiary has not taken adequate steps to prevent such a default from occurring).

    Section 3.16  INTELLECTUAL PROPERTY.

    (a) Section 3.16(a) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned, in whole or in part, including jointly with others, by the Company or any of its subsidiaries, a complete and accurate list of all United States and foreign (a) patents and patent applications; (b) Trademark registrations and applications and material unregistered Trademarks; and (c) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), and date issued (or date filed). For purposes of this Agreement, "Intellectual Property" means: trademarks and service marks (whether register or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, "Trademarks"); patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively "Patents"); copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively "Copyrights"); computer software; databases; works of authorship; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, "Trade Secrets").

    (b) TRADEMARKS.

        (i) All Trademark registrations are currently in compliance in all material respects with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Trademark in question.

        (ii) No registered Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

       (iii) To the knowledge of the Company and its subsidiaries, there has been no prior use of any material Trademark by any third party which would confer upon said third party superior rights in any such Trademark.

        (iv) All material Trademarks registered in the United States have been in continuous use by the Company or its subsidiaries.

        (v) The Company and its subsidiaries have adequately policed the Trademarks against third party infringement; and the material Trademarks registered in the United States have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates.

    (c) PATENTS.

        (i) All Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Patent in question.

        (ii) No Patent has been or is now involved in any interference, reissue, reexamination, opposing or other proceeding in the United States Patent and Trademark Office. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

       (iii) To the Company's knowledge, there is no patent or patent application of any person that conflicts in any material respect with any Patent.

    (d) TRADE SECRETS. Except as would not be materially adverse to the Company or its business, the Company enforces a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms that assign to the Company all rights to any Intellectual Property rights relating to the Company's business and that otherwise appropriately protect the Intellectual Property of the Company, and, except under confidentiality obligations, there has been no disclosure by the Company or any subsidiary of material confidential information or Trade Secrets.

    (e) LICENSE AGREEMENTS. Section 3.16(e)(1) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements granting to the Company or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property other than office automation software used generally in the Company's or any of its subsidiaries' operations and other software that is not used in connection with the design, development, use, maintenance and support, testing, assembly and manufacture of the Company's or any such subsidiary's products and is commercially available on reasonable terms to any person for a license fee of no more than $100,000 (collectively, the "Inbound License Agreements"), indicating for each the title and the parties thereto and the amount of any future royalty or license fee payable thereunder.
Section 3.16(e)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements under which the Company or any of its subsidiaries licenses or grants other rights under any Intellectual Property (collectively, the "Outbound License Agreements"), indicating for each the title and the parties thereto. There is no material outstanding or, to the Company's knowledge, threatened dispute or disagreement with respect to any Inbound License Agreement or any Outbound License Agreement.

    (f) OWNERSHIP; SUFFICIENCY OF IP ASSETS. The Company or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of its Intellectual Property used in its business. The Intellectual Property identified in Section 3.16(a) of the Company Disclosure Schedule, together with the Company's and its subsidiaries' unregistered copyrights and the Company's and such subsidiaries' rights under the licenses granted to the Company or any of its subsidiaries under the Inbound License Agreements, constitute all the material Intellectual Property rights necessary to operate the Company's and its subsidiaries' businesses as they are currently conducted.

    (g) NO INFRINGEMENT BY THE COMPANY. To the Company's knowledge, the products used, manufactured, marketed, sold or licensed by the Company, and all Intellectual Property used in the conduct of the Company's and its subsidiaries' businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including without limitation, any Intellectual Property of any third party.

    (h) NO PENDING OR THREATENED INFRINGEMENT CLAIMS. Except and to the extent publicly disclosed in the Company SEC Reports filed prior to the date hereof, no litigation is now or, within the three (3) years prior to the date of this Agreement, was pending and, to the Company's knowledge, no notice or other claim in writing has been received by the Company within the one (1) year prior to the date of this Agreement, (A) alleging that the Company any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by the Company. Except as specifically disclosed in one or more Sections of the Company Disclosure Schedules pursuant to this Section 3.16, no Intellectual Property owned or licensed by the Company or any of its subsidiaries is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any such subsidiary or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries to any person.

    (i) NO INFRINGEMENT BY THIRD PARTIES. Except as and to the extent publicly disclosed in the Company SEC Reports filed prior to the date hereof or as set forth in Section 3.16(j) of the Company Disclosure Schedule, to the knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned or exclusively licensed by the Company or any of its subsidiaries, and no such claims have been brought against any third party by the Company or any of its subsidiaries.

    (j) ASSIGNMENT; CHANGE OF CONTROL. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under the License Agreements, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

    Section 3.17 YEAR 2000 COMPLIANCE. To the knowledge of the Company, the conduct of the Company's business with customers and suppliers will not be materially adversely affected by the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century. To the knowledge of the Company and except as set forth on Section 3.17 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is reasonably likely to incur material expenses arising from or relating to the failure of any of its Business Systems or any products (including all products sold on or prior to the date hereof) as a result of the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000.

    Section 3.18 INSURANCE. Section 3.18 of the Company Disclosure Schedule sets forth a list of all of the insurance policies maintained by the Company and its subsidiaries with respect to their business (the "Insurance Policies"), including the identity of the insurer, the type of coverage, the annual premiums and the deductibles and caps applicable to each such Insurance Policy. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Company's knowledge, indicated any intent to do so or not to renew any such policy. All material claims under the Insurance Policies have been filed in a timely fashion.

    Section 3.19 CERTAIN BUSINESS PRACTICES. None of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

    Section 3.20 PRODUCT WARRANTIES. Section 3.20 of the Company Disclosure Schedule sets forth complete and accurate copies of the written warranties and guaranties by the Company or any of its subsidiaries currently in effect with respect to its products. There have not been any material deviations from such warranties and guaranties, and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties. Neither the Company nor any of its subsidiaries has made any oral warranty or guaranty with respect to its products.

    Section 3.21 VOTE REQUIRED. The affirmative vote of the holders of two-thirds of the outstanding Shares and Preferred Shares voting together as a single class is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement.

    Section 3.22 TAX TREATMENT. Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

    Section 3.23 AFFILIATES. Except for the directors and executive officers of the Company, each of whom is listed in Section 2.23 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 of the Securities Act ("Company Affiliates").

    Section 3.24 BROKERS. No broker, finder or investment banker (other than Ladenburg Thalmann & Co. Inc., a true and correct copy of whose engagement agreement has been provided to Acquisition or Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

    Section 3.25 NO ADDITIONAL REPRESENTATIONS. The Company acknowledges that neither Parent, Acquisition nor any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Acquisition except as expressly set forth in this Agreement.

                                   ARTICLE 4
            REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION

    Parent and Acquisition hereby represent and warrant to the Company as follows:

    Section 4.1  ORGANIZATION.

    (a) Each of Parent and Acquisition is duly organized, validly existing and in good standing under the laws of the States of Delaware and Washington, respectively, respectively, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Parent has heretofore made available to the Company accurate and complete copies of the Certificate of Incorporation and bylaws as currently in full force and effect, of Parent and the Articles of Incorporation and bylaws, as currently in full force and effect, of Acquisition.

    (b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. When used in connection with Parent or Acquisition the term "Material Adverse Effect on Parent" means any circumstance, change in, or effect on (or circumstance, change in, or effect involving a prospective change on) Parent and its subsidiaries, taken as a whole, (a) that is, or is reasonably likely in the future to be, materially adverse to the operations, assets or liabilities (including contingent liabilities), earnings or results of operations, or the business (financial or otherwise) of Parent and its subsidiaries, taken as a whole, excluding from the foregoing the effect, if any, of (i) changes in general economic conditions or changes affecting the industry in which Parent operates, (ii) stockholder class action litigation arising from allegations of a breach of fiduciary duty relating to this Agreement, (iii) the public announcement or pendency of the transactions contemplated hereby on current or prospective customers or revenues of the Parent (provided that such effect is direct and that Parent shall have the burden of proving such direct effect), or (iv) any action or inaction required of Parent by the Company under this Agreement, or (b) that would reasonably be expected to prevent or materially delay or impair the ability of Parent and Acquisition to consummate the transactions contemplated by this Agreement.

    Section 4.2  CAPITALIZATION OF PARENT AND ITS SUBSIDIARIES.

    (a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock, of which, as of December 31, 1998, 17,190,652 shares of Parent Common Stock were issued and outstanding (each together with a Parent Common Stock purchase right (the "Parent Rights") issued pursuant to the Rights Agreement dated as of August 10, 1989 between Parent and Harris Trust Company of New York), as amended and 12,500,000 shares of preferred stock, $1.00 par value per share, none of which are outstanding. All of the outstanding shares of Parent Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of December 31, 1998, 1,134,536 shares of Parent Common Stock were reserved for issuance and 1,122,661 were issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Between December 31, 1998 and the date hereof, no shares of Parent's capital stock have been issued other than pursuant to stock options already in existence on such date and except for grants of stock options to employees, officers and directors in the ordinary course of business consistent with past practice.

Between December 31, 1998 and the date hereof, no stock options have been granted. Except as set forth above and except for the Parent Rights, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or its subsidiaries convertible into or exchangeable for shares of capital stock, or voting securities of Parent and (iii) no options or other rights to acquire from Parent or its subsidiaries and no obligations of Parent or its subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any shares of capital stock of Parent.

    (b) The Parent Rights and Parent Common Stock constitute the only classes of equity securities of Parent or any of its subsidiaries registered or required to be registered under the Exchange Act.

    Section 4.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole stockholder of Acquisition and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

    Section 4.4  SEC REPORTS; FINANCIAL STATEMENTS.

    (a) Parent has filed all required forms, reports and documents ("Parent SEC Reports") with the SEC since December 31, 1997, each of which, complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each law as in effect on the dates such forms reports and documents were filed. None of such Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of Parent included in the Parent SEC Reports fairly present in conformity in all material respects with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

    (b) Parent has heretofore made available or promptly will make available to the Company a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements documents or other instruments that previously had been filed by Parent with the SEC pursuant to the Exchange Act.

    Section 4.5 INFORMATION SUPPLIED. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference to (i) the S-4 will at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will at the date mailed to stockholders and at the times of the meeting or meetings of stockholders of the Company to be held in connection with the Merger contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company which is contained in or omitted from any of the foregoing documents.

    Section 4.6 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for filings, permits, authorizations, consents, and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, and any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Articles of Merger as required by the Act, no filing with or notice to, and no permit authorization consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate or Certificate of Incorporation, Articles of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition or any of Parent's other subsidiaries, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets except, in the case of (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

    Section 4.7 NO DEFAULT. Neither Parent nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

    Section 4.8 NO UNDISCLOSED LIABILITIES; ABSENCE OF CHANGES. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent and its consolidated subsidiaries (including the notes thereto), other than liabilities and obligations incurred in the ordinary course of business since March 31, 1999, which, individually or in the aggregate, will not have a Material Adverse Effect on Parent.

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
    Section 4.9 LITIGATION. Except as publicly disclosed by Parent in the Parent SEC Reports, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by Parent in the Parent SEC Reports, neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, insofar as can be reasonably foreseen in the future would reasonably be expected to have a Material Adverse Effect on Parent or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

    Section 4.10 COMPLIANCE WITH APPLICABLE LAW. Except as publicly disclosed by Parent in the Parent SEC Reports filed prior to the date hereof, Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports filed prior to the date hereof, Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports filed prior to the date hereof, the businesses of Parent and its subsidiaries are not being conducted in violation of any law ordinance or regulation of any Governmental Entity except that no representation or warranty is made in this Section 4.8 with respect to Environmental Laws and except for violations or possible violations that do not and, insofar as reasonably can be foreseen in the future, will not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to Parent or its subsidiaries is pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than in each case those that Parent reasonably believes will not have a Material Adverse Effect on Parent.

    Section 4.11 TAX TREATMENT. Neither Parent, Acquisition nor, to the knowledge of Parent, any of its affiliates has taken, proposes to take, or has agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

    Section 4.12 BROKERS. No broker, finder or investment banker is entitled to any brokerage finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

    Section 4.13 NO PRIOR ACTIVITIES. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

    Section 4.14  ENVIRONMENTAL LAWS AND REGULATIONS.

    (a) Except as publicly disclosed by Parent in the Parent SEC Reports, each of Parent and its subsidiaries is in material compliance with all Environmental Laws, except for non-compliances that, individually or in the aggregate, would not have a Material Adverse Effect on the Parent, which compliance includes, but is not limited to, the possession by the Parent and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Except as disclosed in the Parent SEC Reports, there are no Environmental Claims that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company that are pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or, to the knowledge of Parent, against any person whose liability for any Environmental Claim the Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law.

    Section 4.15 TAX MATTERS. Parent and its subsidiaries have accurately prepared and duly filed with the appropriate federal, state, local and foreign taxing authorities all tax returns, information returns and reports required to be filed with respect to Parent and its subsidiaries and have paid in full or made adequate provision for the payment of all Taxes.

    Section 4.16 NO ADDITIONAL REPRESENTATIONS. Parent and Acquisition acknowledge that neither the Company, any subsidiary of the Company nor any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company except as expressly set forth in this Agreement and the Company Disclosure Schedules.

                                   ARTICLE 5
                                   COVENANTS

    Section 5.1 CONDUCT OF BUSINESS OF THE COMPANY. Except as contemplated by this Agreement or as described in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent and Acquisition:

    (a) amend its Restated Articles of Incorporation or bylaws (or other similar governing instrument);

    (b) authorize for issuance, issue, sell, deliver or agree or commit to issue sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (except bank loans) or equity equivalents (including any stock options or stock appreciation rights) except for the issuance and sale of Shares pursuant to options granted under the Company Plans prior to the date hereof;

    (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

    (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

    (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of ownership of any subsidiary;

    (f) (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

    (g) except as may be required by law, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units); provided, however, that this paragraph (g) shall not prevent the Company or its subsidiaries from increasing compensation and/or providing for or amending bonus arrangements for employees, other than officers or directors, in the ordinary course of annual compensation reviews consistent with past practice (to the extent that such compensation increases and new or amended bonus arrangements do not result in a material increase in benefits or compensation expense to the Company or any such subsidiary);

    (h) acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of Twenty-Five Thousand Dollars ($25,000) in the aggregate, other than sales of its products in the ordinary course of business consistent with past practices;

    (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

    (j) revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business;

    (k) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice that would be material to the Company and its subsidiaries, taken as a whole; (iii) amend, modify or waive any material right under any material contract of the Company or any of its subsidiaries; (iv) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any material manner that is adverse to the Company or any of its subsidiaries; or (v) authorize any new capital expenditure or expenditures that individually is in excess of Twenty-Five Thousand Dollars ($25,000) or in the aggregate are in excess of One Hundred Thousand Dollars ($100,000);

    (l) make any tax election or settle or compromise any income tax liability material to the Company and its subsidiaries taken as a whole;

    (m) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would have a Material Adverse Effect on the Company; or

    (n) take or agree in writing or otherwise to take any of the actions described in Sections 5.1(a) through 5.1(m) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

    Section 5.2 CONDUCT OF BUSINESS OF PARENT. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, Parent will and will cause each of its subsidiaries to conduct their operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement prior to the Effective Time, neither Parent nor any of its subsidiaries will, without the prior written consent of the Company:

    (a) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

    (b) adopt a plan of complete or partial liquidation or dissolution;

    (c) knowingly take any action that would result in a failure to maintain the trading of the Parent Common Stock on the New York Stock Exchange ("NYSE");

    (d) acquire or agree to acquire by merging or consolidating with by purchasing an equity interest in or the assets of or by any other manner any business or any corporation, partnership or other business organization or division thereof or otherwise acquire or agree to acquire any assets of any other entity (other than the purchase of assets from suppliers, clients or vendors in the ordinary course of business and consistent with past practice) if such transaction would prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

    (e) take or agree in writing or otherwise to take any of the actions described in Sections 5.2(a) through 5.2(d) or any action that would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect.

    Section 5.3 PREPARATION OF S-4 AND THE PROXY STATEMENT. The Company shall promptly prepare and file with the SEC the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4 in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and upon the exercise of Company Stock Options and the Company shall furnish all information concerning the Company and the holders of Shares and Preferred Shares as may be reasonably requested in connection with any such action.

    Section 5.4  OTHER POTENTIAL ACQUIRERS.

    (a) The Company, its affiliates (as reasonably determined by the Company) and their respective officers and other employees with managerial responsibilities, directors, representatives and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). Neither the Company nor any of its affiliates (as reasonably determined by the Company) shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; PROVIDED, HOWEVER, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly notify the Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and shall advise Parent from time to time of the status and any material developments concerning the same.

    (b) Except as set forth in this Section 5.4(b), the Company Board shall not withdraw its recommendation of the transactions contemplated hereby or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal (as defined in subsection (c) below), but in each case only
(i) after providing written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not, within five (5) business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be at least as favorable to the Company's stockholders as such Superior Proposal; PROVIDED, HOWEVER, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until, either simultaneously with or prior to entering into such agreement, this Agreement is terminated by its terms pursuant to Section
7.1 and the Company has paid all amounts due to Parent pursuant to Section 7.3. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, PROVIDED that such disclosure states that no action will be taken by the Company Board in violation of this Section 5.4(b).

    (c) For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than ten percent (10%) of the outstanding Shares; or (vi) the acquisition by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal or greater than ten percent (10%) of the annual revenues, net income or assets of the Company. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of Ladenburg Thalmann & Co. Inc. or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

    Section 5.5 MEETING OF STOCKHOLDERS. The Company shall take all actions necessary in accordance with the Act and its Restated Articles of Incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The stockholder vote required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the Act and the Company's Restated Articles of Incorporation and bylaws. The Company will, through the Company Board, recommend to its stockholders approval of such matters subject to the provisions of Section 5.4(b). The Company shall promptly prepare and file with the SEC the Proxy Statement for the solicitation of a vote of the holders of Shares approving the Merger, which, subject to the provisions of Section 5.4(b), shall include the recommendation of the Company Board that stockholders of the Company vote in favor of the approval and adoption of this Agreement and the written opinion of the Financial Advisor that the consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view. The Company shall use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement to the stockholders of the Company. Parent shall use all reasonable efforts to obtain all necessary state securities law or "blue sky" permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto, PROVIDED that the Company shall cooperate with Parent in obtaining such permits and approvals as reasonably requested.

    Section 5.6 STOCK EXCHANGE LISTING. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of the Company Warrants and Company Stock Options to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

    Section 5.7  ACCESS TO INFORMATION.

    (a) Between the date hereof and the Effective Time, the Company will give Parent and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries as Parent may reasonably require, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request; PROVIDED, HOWEVER, that the Company shall not be required to provide Parent with direct access to any customers of the Company. Between the date hereof and the Effective Time, Parent shall make available to the Company, as reasonably requested by the Company, a designated officer of Parent to answer questions and make available such information regarding Parent and its subsidiaries as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement.

    (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent (1) within two (2) business days following preparation thereof (and in any event by no later than August 11, 1999, with respect to the calendar month ended June 30, 1999, and within twenty (20) business days after the end of each calendar month thereafter), an unaudited balance sheet as of the end of such month and the related statements of earnings, stockholders' equity (deficit) and cash flows, (2) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, stockholders' equity (deficit) and cash flows for the quarter then ended, and (3) within two (2) business days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year, an audited balance sheet as of the end of such year and the related statements of earnings, stockholders' equity (deficit) and cash flows, all of such financial statements referred to in clauses (1), (2) and (3) to prepared in accordance with generally accepted accounting principles in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and shall fairly present its financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.

    (c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated June 14, 1999.

    Section 5.8  CERTAIN FILINGS; REASONABLE EFFORTS.

    (a) Subject to the terms and conditions herein provided, including, without limitation, Section 5.4(b), each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Note, including using all reasonable efforts to do the following, (i) cooperate in the preparation and filing of the Proxy Statement and the S-4 and any amendments thereto, any filings that may be required under the HSR Act and any filings under similar merger notification laws or regulations of foreign Governmental Entities; (ii) obtain consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and the Note; (iii) contest any legal proceeding relating to the Merger or the Note; and
(iv) execute any additional instruments necessary to consummate the transactions contemplated hereby or by the Note. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the Company stockholder vote with respect to the Merger. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

    (b) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In this regard but without limitation, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein.

    Section 5.9 PUBLIC ANNOUNCEMENTS. Parent, Acquisition and the Company, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation except (i) as may be required by applicable law, or by the rules and regulations of, or pursuant to any listing agreement with, the NYSE or the Nasdaq National Market, as determined by Parent, Acquisition or the Company, as the case may be, or (ii) following a change, if any, of the Company Board's recommendation of the Merger (in accordance with Section 4.4(b)), after which event no such consultation shall be required. Notwithstanding the preceding sentence, the first public announcement of this Agreement and the Merger shall be a joint press release agreed upon by Parent and the Company.

    Section 5.10  INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE.

    (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company's Board of Directors prior to the Effective Time) and any indemnification provisions under the Company's Restated Articles of Incorporation or bylaws as in effect immediately prior to the Effective Time.

    (b) For a period of three years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; PROVIDED, HOWEVER, that in no event will Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 200% of such annual premium); PROVIDED FURTHER, that, in lieu of maintaining such existing insurance as provided above, Parent may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance.

    (c) The provisions of this Section 5.10 are intended to be for the benefit of, and will be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person. Parent will not permit the Surviving Corporation to merge or consolidate with any other Person unless the Surviving Corporation will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 5.10.

    Section 5.11 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent and Acquisition, and Parent and Acquisition shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company, Parent or Acquisition, as the case may be, to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 5.11 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    Section 5.12 TAX-FREE REORGANIZATION. The Company, on the one hand, and Parent and Acquisition, on the other hand, shall execute and deliver to legal counsel to the Company and Parent certificates substantially in the form attached hereto as EXHIBITS D-1 and D-2, respectively, at such time or times as reasonably requested by such legal counsel in connection with its delivery of an opinion with respect to the transactions contemplated hereby and the Company and Parent shall each provide a copy thereof to the other parties hereto. Prior to the Effective Time, none of the Company, Parent or Acquisition shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the representations in EXHIBITS D-1 or D-2.

    5.13  ADDITIONS TO AND MODIFICATION OF COMPANY DISCLOSURE
SCHEDULE. Concurrently with the execution and delivery of this Agreement, the Company has delivered a Company Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to Parent and Acquisition such additions to or modifications of any Sections of the Company Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to the Company after the date of execution and delivery of this Agreement; PROVIDED, HOWEVER, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 2, nor limit the rights and remedies of Parent and Acquisition under this Agreement for any breach by the Company of such representation and warranties.

                                   ARTICLE 6
                    CONDITIONS TO CONSUMMATION OF THE MERGER

    Section 6 .1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company;

    (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

    (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired;

    (d) any governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the business of the Company after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable; and

    (e) the S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for Shares and Preferred Shares in the Merger.

    Section 6.2 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) the representations and warranties of Parent and Acquisition contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on Parent) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition;

    (b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition;

    (c) the shares of Parent Common Stock issuable to the Company's stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE upon official notice of issuance;

    (d) the Company shall have received the opinion of tax counsel to the Company to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion may rely on the representations set forth in EXHIBITS D-1 and D-2 and such other representations as such counsel reasonably deems appropriate and such opinion shall not have been withdrawn or modified in any material respect;

    (e) the Company shall have received the opinion of legal counsel to Parent as to the matters set forth in EXHIBIT E;

    (f) Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on Parent; and

    (g) there shall have been no events, changes or effects with respect to Parent or its subsidiaries having or that would reasonably be expected to have a Material Adverse Effect on Parent.

    Section 6.3 CONDITIONS TO THE OBLIGATIONS OF PARENT AND ACQUISITION. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) the representations and warranties of the Company contained in this Agreement and the Note shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at and as of the Effective Time with the same effect as if made at and as of the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

    (b) Parent shall have received from each affiliate of the Company referred to in Section 3.22 an executed copy of the letter attached hereto as EXHIBIT C;

    (c) there shall have been no events, changes or effects with respect to the Company or its subsidiaries having or that, individually or in the aggregate, would reasonably be expected to have, a Material Adverse Effect on the Company (it being agreed that a default under the Company's loan agreement with CIT Group/Credit Finance, Inc. shall be deemed to have a Material Adverse Effect on the Company if CIT Group/Credit Finance, Inc. shall have ceased to make further loans to which the Company or its subsidiaries would otherwise have been entitled or taken action to enforce its security interests in property of the Company and its subsidiaries);

    (d) Parent shall have received the opinion of tax counsel to Parent to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion may rely on the representations set forth in EXHIBITS D-1 and D-2 and such other representations as such counsel reasonably deems appropriate, and such opinion shall not have been withdrawn or modified in any material respect;

    (e) Parent shall have received the opinion of legal counsel to the Company as to the matters set forth in EXHIBIT F; and

    (f) the Company shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation right or interest of the Company or any subsidiary of the Company the agreements and instruments, set forth in Section 5.3(g) of the Company Disclosure Schedule.

                                   ARTICLE 7
                         TERMINATION; AMENDMENT; WAIVER

    Section 7.1 TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company's stockholders:

    (a) by mutual written consent of Parent, Acquisition and the Company;

    (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by December 1, 1999 (the "Final Date"); PROVIDED that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

    (c) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Acquisition set forth in this Agreement or if any representation or warranty of Parent or Acquisition shall have become untrue, in either case, such that the conditions set forth in
Section 6.2(a) would be incapable of being satisfied by the Final Date, PROVIDED that the Company has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Parent or materially adversely affecting (or materially delaying) the consummation of the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within twenty (20) business days after notice by the Company thereof, PROVIDED that the Company has not breached any of its obligations hereunder in any material respect; (iii) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof); or (iv) the Company Board has received a Superior Proposal, the Company has complied with the provisions of Section 5.4(b), the Company has made the payment called for by Section 7.3(a) and has paid in full any obligations due and payable (or that become due and payable as a result of such termination) under the Note (in each case in a manner such that Parent receives such amounts free and clear of any claims or liens of creditors of the Company) and, simultaneously with such termination, the Company enters into a definitive agreement with a Third Party with respect to such Superior Proposal; or

    (d) by Parent and Acquisition if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions set forth in Section 6.3(a) would be incapable of being satisfied by the Final Date, PROVIDED that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of its covenants or agreements hereunder having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and the Company has not cured such breach within twenty (20) business days after notice by Parent or Acquisition thereof, PROVIDED that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (iii) the Company Board shall have recommended to the Company's stockholders a Superior Proposal;
(iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement or the Merger; (v) the Company shall have ceased using all reasonable efforts to call, give notice of, or convene or hold a stockholders' meeting to vote on the Merger as promptly as practicable after the date hereof or shall have adopted a resolution not to effect any of the foregoing; or (vi) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof).

    Section 7.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this Section 7.2 and Sections 5.7(c) and 7.3 hereof. Nothing contained in this Section 7.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

    Section 7.3  FEES AND EXPENSES.

    (a) In the event that this Agreement shall be terminated pursuant to:

        (i) Section 7.1(c)(iv) or 7.1(d)(iii), (iv) or (v);

        (ii) Section 7.1(d)(i), if such termination is the result of a willful and material breach of a representation or warranty on the part of the Company hereunder, and within twelve (12) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs;

       (iii) Section 7.1(d)(ii), if such termination is the result of a willful and material breach of a covenant or agreement of the Company hereunder, and within twelve (12) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs; or

        (iv) Section 7.1(c)(iii) or 7.1(d)(vi) and at the time of the Company stockholders' meeting at which the Company failed to obtain the requisite vote there shall be outstanding at that time an offer by a Third Party to consummate, there shall have been under consideration by the Company or a Third Party shall have publicly announced (and not withdrawn) a plan or proposal with respect to, a Third Party Acquisition;

Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages the Company shall pay to Parent as liquidated damages immediately upon the occurrence of the event described in this Section 7.3(a) giving rise to such damages an amount of $1,000,000.

It is specifically agreed that the amounts to be paid pursuant to this Section 7.3(a) represents liquidated damages and not a penalty. The Company hereby waives any right to set-off or counterclaim against such amount.

    (b) Upon the termination of this Agreement pursuant to Section 7.1(c)(iii),
(iv) or 7.1(d), in addition to any other remedies that Parent, Acquisition or their affiliates may have as a result of such termination, the Company shall reimburse Parent the amount of its documented, out-of-pocket costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to counsel to any of the foregoing and accountants) up to a maximum amount of $500,000.

    (c) Except as specifically provided in this Section 7.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

    Section 7.4 AMENDMENT. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the stockholders of the Company but after any such approval no amendment shall be made that requires the approval of such stockholders under applicable law without such approval. This Agreement (including, subject to Section 5.13, the Company Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

    Section 7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE 8
                                 MISCELLANEOUS

    Section 8.1 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

    Section 8.2 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (including the Company Disclosure Schedule) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any wholly owned subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

    Section 8.3 VALIDITY. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

    Section 8.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

if to Parent or           K2 Inc.
Acquisition:              4900 South Eastern Avenue, Suite 200
                          Los Angeles, California 90040
                          Telecopier: (323) 724-0470
                          Attention: Richard M. Rodstein

with a copy to:           Gibson, Dunn & Crutcher LLP
                          333 South Grand Avenue
                          Los Angeles, California 90071
                          Telecopier: (213) 229-7520
                          Attention: Andrew E. Bogen

if to the Company to:     Ride, Inc.
                          8160 304th Avenue Southeast
                          Preston, Washington 98050
                          Telecopier: (425) 222-6499
                          Attention: President

with a copy to:           Foley & Lardner
                          One IBM Plaza
                          330 N. Wabash Avenue, Suite 3300
                          Chicago, Illinois 60611-3608
                          Telecopier: (312) 755-1925
                          Attention: George T. Simon

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

    Section 8.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.

    Section 8.6 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    Section 8.7 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, including in Sections 5.10 and 8.2, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    Section 8.8 CERTAIN DEFINITIONS. For the purposes of this Agreement the term:

    (a) "affiliate" means (except as otherwise provided in Section 3.22) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

    (b) "business day" means any day other than a day on which the NYSE is closed;

    (c) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

    (d) "knowledge" or "known" means, with respect to any matter in question, the actual knowledge of such matter of any executive officer of the Company or Parent, as the case may be;

    (e) "include" or "including" means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

    (f) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity; and

    (g) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    Section 8.9 PERSONAL LIABILITY. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

    Section 8.10 SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto is entitled to receive any payment or reimbursement of expenses pursuant to Section 7.3(a) or (b) it shall not be entitled to specific performance to compel the consummation of the Merger.

    Section 8.11 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

                  (Remainder of page intentionally left blank)

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                          K2, INC.

                                          By: __/s/ John J. Rangel______________
                                          Name: John J. Rangel
                                          Title: Senior Vice President--Finance

                                          RIDE, INC.

                                          By: __/s/ Robert F. Marcovitch________
                                          Name: Robert F. Marcovitch
                                          Title: Chief Executive Officer

                                          KT ACQUISITION, INC.

                                          By: __/s/ John J. Rangel______________
                                          Name: John J. Rangel
                                          Title: Senior Vice President--Finance

                                   APPENDIX B
                         OPINION OF LADENBURG THALMANN

                                                                  August 5, 1999

The Board of Directors of
Ride, Inc.
8160 304th Avenue SE
Preston, WA 98050

Gentlemen:

    You have engaged us pursuant to an engagement letter, dated April 15, 1999 (the "Engagement Letter"), between Ride, Inc. (the "Company") and Ladenburg Thalmann & Co. Inc. ("Ladenburg"). Specifically, Ladenburg has been requested, pursuant to the Engagement Letter, to render our opinion as to whether or not the consideration to be paid to the holders of common stock of the Company in connection with the proposed merger between the Company, KT Acquisition, Inc. ("KTI"), a wholly owned subsidiary of K2, Inc. ("K2") is fair, from a financial point of view, to such holders.

    The Agreement and Plan of Merger, dated as of July 22, 1999 (the "Merger Agreement"), by and among K2, KTI and the Company provides for the merger of KTI in and to the Company with the Company being the surviving corporation and a wholly owned subsidiary of K2 (the "Transaction"). The Merger Agreement further provides that at the closing of the Transaction, each share of common stock of the Company, issued and outstanding, shall be converted into the right to receive from K2 a fraction of a share of K2 common stock determined by dividing $1.00 by the market price of K2 common stock during a five day period before the merger (the "Exchange Ratio"), as the merger consideration (the "Merger Consideration"). Regardless of the price of K2 common stock during the trading period, each shareholder will be entitled to a minimum of 1/12th of a share of K2 common stock and a maximum of 1/10th of a share of K2 common stock for each share of Ride common stock owned.

    In conducting our analysis, Ladenburg reviewed and considered such information as we deemed necessary or appropriate for the purposes of stating our opinion including, without limitation, the following: (i) the definitive Merger Agreement dated July 22, 1999; (ii) certain business and financial information relating to Ride, including the financial condition and results of operations of Ride, the historical financial performance of Ride and certain projected financial information, provided by Ride; (iii) certain public filings made by Ride and K2 with the Securities and Exchange Commission; and (iv) certain publicly available market trading data and historical trading performance of Ride and K2 common stock. In addition, we conducted such other analyses and examinations and reviewed and considered such other financial, economic and market data as we deemed appropriate in arriving at our opinion. Ladenburg also met with members of senior management of the Company to discuss, among other things, the historical and prospective industry environment, their respective financial condition and operating results, and the reasons for the Transaction.

    In rendering our opinion, we have assumed and relied upon the accuracy, completeness and fairness, without assuming any responsibility for the independent verification of, all financial and other information that was available to us from public sources, that was provided to us by the Company or that was otherwise reviewed by us. With respect to financial forecasts, we have assumed that they have been reasonably prepared reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or K2, and we do not assume any responsibility for verifying any of the information reviewed by us. Our opinion is necessarily based upon information available to us, and financial, stock market, economic and other conditions and circumstances existing and disclosed to us, as of the date hereof.

    In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the following: (i) historical revenues, operating earnings, net income and capitalization of the Company and K2 and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) acquisition multiples that have historically been paid for other companies in transactions we believe to be of comparable size to the Transaction; (iii) projected revenues, operating earnings and net income of the Company in a discounted cash flow analysis; (iv) the premium per share to be paid by K2 for the common stock of the Company as compared to the premium per share paid by acquirors of public targets since June 1, 1998; (v) the current financial and market position and results of operations of the Company and K2; and (vi) the general condition of the securities market and other economic conditions.

    In rendering our opinion, we have assumed that this Transaction will comply with all applicable federal and state laws and will not result in the breach or cancellation of any contracts or other agreements that are material to the Company or K2.

    Ladenburg, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes. Ladenburg has been retained by the Board of Directors of the Company to provide this opinion and has received fees and indemnification against certain liabilities for the services rendered pursuant to this engagement.

    In the ordinary course of business, we actively trade securities for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in the debt or equity securities of the Company and K2.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of common stock of the Company upon consummation of the merger is fair, from a financial point of view, to such holders of the Company.

                                          Very truly yours,

                                          LADENBURG THALMANN & CO. INC.

                                   APPENDIX C
                          CONVERTIBLE PROMISSORY NOTE

$2,000,000                                                   Preston, Washington

                                                                   July 22, 1999

    FOR VALUE RECEIVED, Ride, Inc., a Washington corporation ("DEBTOR"), promises to pay to the order of K2, Inc., a Delaware corporation ("K2"), the principal sum of Two Million Dollars ($2,000,000) and to pay interest on the outstanding principal of this Convertible Promissory Note (this "NOTE"), in accordance with Section 2 of this Note. This Note is delivered in connection with that certain Agreement and Plan of Merger of even date (the "MERGER AGREEMENT") between Debtor, K2 and KT Acquisition, Inc. Terms which are capitalized herein, and which are defined in the Merger Agreement, shall have the meanings therein set forth.

    1. MATURITY. To the extent not previously converted in accordance with the terms of the Merger Agreement or as set forth herein, the Debtor shall repay the unpaid principal outstanding balance in full on November 19, 1999 (the "Maturity Date"); PROVIDED, HOWEVER, that earlier repayment may be required as set forth herein; and PROVIDED, FURTHER, that, after the occurrence of an Optional Conversion Triggering Event (as defined in Section 5(a) below) and prior to the Conversion Expiration Date (as defined in Section 5(a) below), the Debtor shall not be permitted to repay the unpaid principal outstanding balance without the prior written consent of K2 in its sole and absolute discretion. All payments received shall be applied first against costs of collection (if any), then against accrued and unpaid interest, then against principal. Notwithstanding any other provision to the contrary contained in this Note, K2 shall not be entitled to exercise any rights to demand payment under this Note or otherwise take any other action to collect amounts due and payable hereunder prior to such time as the Merger Agreement has been terminated pursuant to its terms.

    2. INTEREST. Interest shall begin to accrue on the unpaid principal balance of this Note, if any, commencing on the date hereof and continuing until repayment of this Note in full at the rate of eight percent (8%) per annum, increasing by one percent (1%) per annum at the end of each 180 day period after the date hereof if any portion of the principal amount or interest owing on this Note then remains outstanding; PROVIDED that the maximum interest rate hereunder shall not exceed 18%. Interest shall be calculated on the basis of a 360 day year and actual days elapsed. All interest accrued on this Note shall be paid on the Maturity Date or upon acceleration or upon required prepayment of this Note; PROVIDED, HOWEVER, that, after the occurrence of an Optional Conversion Triggering Event and prior to the Conversion Expiration Date, the Debtor shall not be permitted to pay any accrued interest without the prior written consent of K2 in its sole and absolute discretion.

    3.  PREPAYMENT.

    (a) The unpaid principal balance and all accrued interest and any and all other sums payable to K2 hereunder may not be prepaid prior to the Maturity Date or, if an Optional Conversion Triggering Event occurs, prior to the Conversion Expiration Date, without the consent of K2 in its sole and absolute discretion. All prepayments so permitted shall be applied in the order provided in Section 1.

    (b) Notwithstanding Section 3(a) of this Note, if the Merger Agreement is terminated for any reason or becomes terminable under circumstances that would entitle K2 to receive liquidated damages pursuant to Section 7.3(a) of the Merger Agreement, K2, in its sole and absolute discretion, may accelerate the unpaid principal balance of this Note and any accrued and unpaid interest, in which event this Note and all accrued and unpaid interest shall become immediately due and payable. Following any such acceleration, K2 will have full recourse against any tangible or intangible assets of Debtor, and may pursue any legal or equitable remedies that are available to it.

    4.  DEFAULT.

    (a) Debtor will be deemed to be in default hereunder and the unpaid principal balance of this Note, together with all accrued interest thereon, will become immediately due and payable on any "Event of Default" (as defined below).

    (b) The occurrence of any one or more of the following shall constitute an event of default (an "Event of Default").

        (i) Debtor shall fail to pay as and when due (whether on the Maturity Date, upon acceleration, upon required prepayment or otherwise) any principal, interest or other amounts payable hereunder; or

        (ii) (A) Debtor shall default in the payment (whether at stated maturity, upon acceleration, upon required prepayment, upon demand or otherwise), beyond any period of grace provided therefor, of any principal of or interest on any other debt under the Loan and Security Agreement with CIT Group/Credit Finance, Inc. (the "CIT Facility") or the Consent, Reaffirmation and Release Agreement with US Bank NA (the "US Bank Facility"), or (B) any other breach or default (or other event or condition) shall occur under the CIT Facility or the US Bank Facility relating to such debt if the effect of such breach or default (or other event or condition), beyond any period of grace provided therefor, is to cause, or to permit the holder or holders of such other debt (or a person on behalf of such holder or holders) to cause (upon the giving of notice or the lapse of time or both, or otherwise), such debt to become or be declared due and payable, or required to be prepaid, redeemed, purchased or defeased, prior to its stated maturity; or

       (iii) Debtor shall fail to perform, comply with or observe any agreement, covenant or obligation under any provision of this Note, the Merger Agreement, the CIT Facility or the US Bank Facility, and such failure cannot be cured or such failure shall not have been remedied within the applicable grace period thereunder; or

        (iv) Any representation or warranty or certification made or furnished by Debtor under this Note, the Merger Agreement, the CIT Facility or the US Bank Facility shall prove to have been false or incorrect in any material respect when made (or deemed made); or

        (v) There shall be commenced against Debtor an involuntary case seeking the liquidation or reorganization of Debtor under Chapter 7 or Chapter 11, respectively, of the Bankruptcy Code or any similar proceeding under any other applicable law or an involuntary case or proceeding seeking the appointment of a receiver, liquidator, sequestrator, custodian, trustee or other officer having similar powers of Debtor or to take possession of all or a substantial portion of its property or to operate all or a substantial portion of its business; or

        (vi) Debtor shall institute a voluntary case seeking liquidation or reorganization under Chapter 7 or Chapter 11, respectively, of the Bankruptcy Code or any similar proceeding under any other applicable law, or shall consent thereto; or shall consent to the conversion of an involuntary case to a voluntary case; or shall file a petition, answer a complaint or otherwise institute any proceeding seeking, or shall consent to or acquiesce in the appointment of, a receiver, liquidator, sequestrator, custodian, trustee or other officer with similar powers of it or to take possession of all or a substantial portion of its property or to operate all or a substantial portion of its business; or shall make a general assignment for the benefit of creditors; or shall generally not pay its debts as they become due; or the Debtor's Board of Directors (or any committee thereof) adopts any resolution or otherwise authorizes action to approve any of the foregoing; or

       (vii) (A) Debtor shall suffer any money judgments, fines, writs or warrants of attachment or similar processes that, individually or in the aggregate, involve an amount or value in excess of $1.0 million (excluding therefrom money judgments to the extent covered by insurance as to which the carrier has accepted liability) and such judgments, fines, writs, warrants or other orders shall continue unsatisfied and unstayed for a period of thirty days or, in any event, within ten days of the date of any proposed sale thereunder; or (B) a judgment creditor shall obtain possession of any material portion of the assets of Debtor by any means, including levy, distraint, replevin or self-help.

    (c) Upon the occurrence of an Event of Default:

        (i) If an Event of Default occurs under Section 4(b)(v) or (vi), then the unpaid principal amount hereunder shall automatically become immediately due and payable, without presentment, demand, protest, notice or other requirements of any kind, all of which are hereby expressly waived by the Debtor.

        (ii) If an Event of Default occurs, other than under Section 4(b)(v) or
    (vi), K2 may, by written notice to Debtor declare the unpaid principal amount hereunder to be, and the same shall thereupon become, due and payable, without presentment, demand, protest, any additional notice whatsoever or other requirements of any kind, all of which are hereby expressly waived by the Debtor.

    (d) Upon the occurrence of a default under the CIT Facility or US Bank Facility which constitutes an Event of Default under Sections 4(b)(ii) or (iii), in addition to the rights and remedies available to K2 in connection with an Event of Default under Section 4(b), K2 shall have the right (but not the obligation), without the consent of or notice to Debtor, to cure or cause the cure of such default. Debtor shall immediately notify K2 of the occurrence of any such default. Without limiting the foregoing, K2 may, but shall be under no obligation to, make any payment or perform any act required under the CIT Facility or US Bank Facility required to be made or performed by Debtor. Notwithstanding the foregoing, no cure by K2 of any default by Debtor under the CIT Facility or US Bank Facility shall limit, or preclude the exercise of, any rights and remedies of K2 against Debtor hereunder or under applicable law in connection with an Event of Default hereunder.

    (e) Notwithstanding any other provision to the contrary contained in this Note, K2 shall not be entitled to exercise any rights to demand payment under this Note or otherwise take any other action to collect amounts due and payable hereunder prior to such time as the Merger Agreement has been terminated pursuant to its terms.

    5.  CONVERSION; CANCELLATION AMOUNT.

    (a) In the event that, prior to the repayment of this Note, the Merger Agreement is terminated pursuant to Sections 7.1 (c)(iii) or (iv) or Section 7.1
(d) of the Merger Agreement in a circumstance in which a payment pursuant to
Section 7.3(a) of the Merger Agreement is, or upon the occurrence of subsequent events may be, payable (any such event being hereinafter referred to as an "OPTIONAL CONVERSION TRIGGERING EVENT"), K2 shall be entitled thereafter until the first anniversary of the Conversion Triggering Event (the "Conversion Expiration Date") to convert the unpaid principal balance of this Note and all accrued and unpaid interest into a number of shares of the Debtor's Series C Cumulative Convertible Preferred Stock, no par value per share (the "Conversion Shares"), determined by dividing (x) the principal balance of this Note and all accrued and unpaid interest thereon by (y) a conversion price of one dollar ($1.00) (the "Conversion Price"). In the event that K2 wishes to exercise its conversion rights as provided in this Section 5, it shall deliver written notice (the "Conversion Notice") to the Debtor specifying its intention to exercise such conversion rights and a date and time for the closing of such conversion not less than one (1) nor more than five (5) business days after the later of
(i) the date such Conversion Notice is given and (ii) the expiration or termination of any applicable waiting period under the HSR Act.

    (b) In the event that, prior to repayment of this Note, the Merger Agreement is terminated other than pursuant to Sections 7.1 (c)(iii) or (iv) or Section
7.1 (d) (any such event being hereinafter referred to as an "AUTOMATIC CONVERSION TRIGGERING EVENT"), the unpaid principal balance of this Note and all accrued and unpaid interest shall be automatically converted into a number of Conversion

Shares determined by dividing (x) the principal balance of this Note and all accrued and unpaid interest thereon by (y) the Conversion Price. Any such automatic conversion shall occur on the fifth (5th) business day after the later of (i) the occurrence of the Automatic Conversion Triggering Event and (ii) the expiration or termination of any applicable waiting period under the HSR Act.

    (c) If prior to the repayment of this Note or the conversion of this Note as provided in Section 5(a), there shall occur a Third Party Acquisition, or the Debtor shall have entered into a definitive agreement with any Third Party for a Third Party Acquisition, then K2, in lieu of exercising its conversion rights hereunder, shall have the right at any time thereafter until the Conversion Expiration Date to request in writing that Debtor pay, and promptly (but in any event not more than five (5) business days) after the giving by K2 of such request, Debtor shall pay to K2, in cancellation of this Note and the conversion rights, an amount in cash (the "Cancellation Amount") equal to the product obtained by multiplying the number of Conversion Shares (calculated pursuant to Section 5(a)) TIMES the greater of:

        (I) the average of the last sales prices of a share of Common Stock on the Over-the-Counter Bulletin Board (as reported in the Pink Sheets) on the five trading days prior to the date of the Conversion Notice, and

       (II) the quotient obtained by dividing (1) the highest price per share of Common Stock offered to be paid or paid by any such Third Party pursuant to or in connection with such Third Party Acquisition or if such Third Party Acquisition consists of a purchase and sale of assets, the aggregate net consideration offered to be paid or paid in any such transaction or proposed transaction, after payment of applicable corporate taxes, by (2) the number of shares of Common Stock then outstanding.

If all or a portion of the price per share of Common Stock offered, paid or payable or the aggregate consideration offered, paid or payable for the stock or assets of the Debtor, each as contemplated by the preceding sentence, consists of non-cash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined by Ladenburg Thalmann & Co. Inc. or such other investment bank as may be agreed by Debtor and K2.

    (d) Upon conversion of this Note, the Debtor shall deliver to K2 or its designee a certificate or certificates representing the Conversion Shares upon surrender of this Note by K2. Upon conversion of this Note, the Debtor shall be forever released from all its obligations and liabilities under this Note.

    (e) Notwithstanding the foregoing, if, between the date of this Note and the date of any conversion of this Note pursuant to Sections 5(a) or 5(b) or any exercise by a holder of this Note of its rights pursuant to Section 5(c), the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Conversion Price shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

    6.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE DEBTOR.

    (a) Debtor has all necessary corporate power and authority to execute and deliver this Note, to perform its obligations under this Note and to consummate the transactions contemplated hereby. The execution and delivery of this Note has been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Note. This Note has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity. The Board of Directors has duly approved and adopted the Certificate of Designations governing the Company's Series C Cumulative Convertible Preferred Stock in the form attached hereto as EXHIBIT 1, and the Company has caused the Certificate of Designations in the form attached hereto as EXHIBIT 1 to be filed with the Secretary of State of the State of Washington in accordance with the Washington Business Corporation Act. This Note is convertible into Debtor's Series C Cumulative Convertible Preferred Stock in accordance with its terms. The Company's Series C Cumulative Convertible Preferred Stock is convertible into Debtor's Common Stock in accordance with the Certificate of Designations governing the Series C Cumulative Convertible Preferred Stock attached hereto as
EXHIBIT 1.

    (b) Debtor has taken all necessary action to authorize and reserve for issuance and to permit it to issue, and at all times from the date of this Note through the Conversion Expiration Date will have reserved for issuance upon conversion of the Note, a sufficient number of authorized Conversion Shares for issuance upon conversion of the Note and Common Stock upon exercise of the conversion rights contained in the Conversion Shares, each of which, upon issuance, will be validly issued, fully paid and non-assessable, and shall be delivered free and clear of all claims, liens, charges, encumbrances and security interests (other than those imposed by K2 or its affiliates or by applicable law).

    (c) The execution, delivery and performance of this Note by the Debtor and the consummation by it of the transactions contemplated hereby, except as required by the HSR Act and, with respect to Section 8 hereof, compliance with the provisions of the Securities Act of 1933, as amended (the "1933 Act"), and any applicable state securities laws, do not require the consent, waiver, approval, license or authorization of, or result in the acceleration of any obligation under, or constitute a default under, any term, condition or provision of any charter or bylaw, or any indenture, mortgage, lien, lease agreement, contract, instrument, order, judgment, ordinance, regulation or decree or restriction to which the Debtor or any property of the Debtor or its subsidiaries is bound, except where failure to obtain such consents, waivers, approvals, licenses or authorizations or where such acceleration or defaults could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Debtor.

    7. CERTAIN CONDITIONS. The obligation of Debtor to issue the Conversion Shares upon conversion of this Note shall be subject to the requirement that any waiting periods applicable to the exercise by K2 of its conversion rights under the HSR Act shall have expired or been terminated.

    8.  REGISTRATION OF CONVERSION SHARES.

    (a) Debtor will, if requested by K2 at any time or from time to time within two (2) years following the issuance of the Conversion Shares (the "Registration Period"), in order to permit the sale or other disposition of the Conversion Shares that have been acquired by or are issuable to K2 upon exercise of K2's rights under Section 5 or any shares of Common Stock acquired upon conversion of the Conversion Shares ("REGISTRABLE SECURITIES"), register under the 1933 Act, the offering, sale and delivery, or other disposition, of the Registrable Securities. Any such registration notice must relate to a number of Registrable Securities equal to at least twenty percent (20%) of the Conversion Shares or twenty percent (20% of the Common Stock issuable upon conversion of the Conversion Shares, unless the remaining number of Registrable Securities is less than such amount, in which case K2 shall be entitled to exercise its rights hereunder but only for all of the remaining Registrable Securities (a "Permitted Offering"). The rights of K2 hereunder shall terminate at such time as K2 shall be entitled to sell all of the remaining Registrable Securities pursuant to Rule 144(k) under the 1933 Act. Debtor will use all reasonable efforts to qualify any Registrable Securities K2 desires to sell or otherwise dispose of under applicable state securities or "blue sky" laws; PROVIDED, HOWEVER, that Debtor shall not be required to qualify to do business, or consent to general service of process, in any jurisdiction by reason of this provision. Without K2's prior written consent, no other securities may be included in any such registration. Debtor will use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties that are required therefor and to keep such registration statement effective for a period of ninety (90) days from the day such registration statement first becomes effective. The obligations of Debtor hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods not exceeding ninety (90) days in the aggregate if the Board of Directors of Debtor shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Debtor, or Debtor is required under the 1933 Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement. In addition, Debtor may satisfy its obligations with respect to a request hereunder by affording K2 the opportunity to include the Registrable Securities subject to such request in a registration statement referred to in Section 8(b) below, PROVIDED that: (i) all such Registrable Securities are registered thereby; (ii) such registration statement is filed within sixty (60) days following K2's request; and (iii) K2's right to subsequently request registration of Registrable Securities hereunder shall not be reduced as the result of any such registration. K2 shall be entitled to make up to two (2) requests under this Section 8(a). For purposes of determining whether the two (2) requests have been made under this Section 8(a), only requests relating to a registration statement that has become effective under the 1933 Act will be counted.

    (b) If, during the Registration Period, Debtor shall propose to register under the 1933 Act the offering, sale and delivery of Common Stock for cash for its own account or for any other stockholder of Debtor pursuant to a firm underwriting, it will, in addition to Debtor's other obligations under this
Section 8(a), allow K2 the right to participate in such registration PROVIDED that K2 participates in such underwriting; PROVIDED, HOWEVER, that, (i) if the managing underwriter of such offering advises Debtor in writing that in its opinion the number of shares of the securities requested to be included in such registration exceeds the number that it would be in the best interests of Debtor to sell in such offering, Debtor will, after fully including therein all shares of Registrable Securities to be sold by Debtor, include the shares of Registrable Securities requested to be included therein by K2 pro rata (based on the number of shares of Common Stock requested to be included therein or issuable upon conversion of the Registrable Securities Requested to be included therein) with the shares of Common Stock requested to be included therein by persons other than Debtor and persons to whom Debtor owes a contractual obligation (other than any director, officer or employee of Debtor to the extent any such person is not currently owed such contractual obligations); and (ii) if the managing underwriter requires that persons participating in such underwriting accept "standstill" limitations, prohibiting sales of Common Stock by such persons for up to 180 days, K2 shall be required to agree to such limitations on the same basis as others participating in such underwriting.

    (c) The expenses associated with the preparation and filing of any registration statement pursuant to this Section 8 and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of SEC or the National Association of Securities Dealers, Inc.) ("Registration Expenses") will be paid by Debtor, except for underwriting discounts or commissions or brokers' fees in respect of shares of the Common Stock to be sold by K2 and the fees and disbursements of counsel to K2; PROVIDED, HOWEVER, that Debtor will not be required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of K2; PROVIDED, FURTHER, that, if at the time of such withdrawal K2 has learned of a material adverse change in the results of operations, condition, business or prospects of Debtor not known to K2 at the time of the request and has withdrawn the request within a reasonable period of time following disclosure by Debtor to K2 of such material adverse change, then K2 shall not be required to pay any of such expenses and will retain all remaining rights to request registration. K2 will provide all information reasonably requested by Debtor for inclusion in any registration statement to be filed hereunder.

    (d) The registration rights granted under this Section 8 are subject to and are limited by any registration rights previously granted by Debtor, and K2 acknowledges that the registration rights granted under this Section 8 shall be subject to any such limitations.

    (e) In connection with each registration under this Section 8, Debtor shall indemnify and hold each holder of Registrable Securities participating in such offering (a "Holder"), its underwriters and each of their respective affiliates harmless against any and all losses, claims, damage, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursements of counsel and accountants), joint or several, to which such Holder, its underwriters and accountants), joint or several, to which such Holder, its underwriters and each of their respective affiliates may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement (including any prospectus therein), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than such losses, claims, damages, liabilities or expenses (or actions in respect thereof) which arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by a Holder to Debtor expressly for use in such registration statement.

    (f) In connection with any registration statement pursuant to this Section 8, each Holder agrees to furnish Debtor with such information concerning itself and the proposed sale or distribution as shall reasonably be required in order to ensure compliance with the requirements of the 1933 Act and shall provide representations and warranties customary for selling shareholders who are unaffiliated with Debtor. In addition, K2 and each Holder shall indemnify and hold Debtor, its underwriters and each of their respective affiliates harmless against any and all losses, claims, damages, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursement of counsel and accountants), joint or several, to which Debtor, its underwriters and each of their respective affiliates may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by any Holder to Debtor expressly for use in such registration statement; PROVIDED, HOWEVER, that in no event shall any indemnification amount contributed by a Holder hereunder exceed the proceeds of the offering received by such Holder.

    (g) Upon the issuance of Conversion Shares or shares of Common Stock upon conversion of the Conversion Shares hereunder, Debtor will promptly list such Conversion Shares on any national or other exchange on which the shares of Common Stock are at the time listed.

    9.  MISCELLANEOUS.

    (a) If K2 exercises its conversion rights hereunder, the Debtor and K2, as the case may be, will execute and deliver all such further documents and instruments and use all reasonable efforts to take all such further action as may be necessary in order to consummate the transactions contemplated thereby.

    (b) It is the desire and intent of the parties that the provisions of this Note be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Note would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Note or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Note or affecting the validity or enforceability of such provision in any other jurisdiction.

    (c) The parties agree and acknowledge that in the event of a breach of any provision of this Note, the aggrieved party would be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Note, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provisions, as well as to obtain damages for breach of this Note. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

    (d) This Note may not be modified, amended, altered or supplemented except upon the execution and delivery of a written amendment executed by K2 and Debtor.

    (e) Debtor hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, release of any or all of any security given from time to time for this Note, or other cause of release or discharge other than actual payment in full hereof.

    (f) K2 shall not be deemed, by any act or omission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by K2 and then only to the extent specifically set forth in such writing. A waiver with reference to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy as to a subsequent event. No delay or omission of K2 to exercise any right, whether before or after a default hereunder, shall impair any such right or shall be construed to be a waiver of any right or default, and the acceptance at any time by K2 of any past-due amount shall not be deemed to be a waiver of the right to require prompt payment when due of any other amounts then or thereafter due and payable.

    (g) Time is of the essence hereof. Upon any default hereunder, K2 may exercise all rights and remedies provided for herein and by law or equity, including, but not limited to, the right to immediate payment in full of this Note.

    (h) The remedies of K2 as provided herein, or any one or more of them, or in law or in equity, shall be cumulative and concurrent, and may be pursued singularly, successively or together at K2's sole discretion, and may be exercised as often as occasion therefor shall occur.

    (i) It is expressly agreed that if this Note is referred to an attorney or if suit is brought to collect or interpret this Note or any part hereof or to enforce or protect any rights conferred upon K2 by this Note or any other document evidencing or securing this Note, then Debtor promises and agrees to pay all costs, including attorneys' fees, incurred by K2.

    (j) If any provisions of this Note would require Debtor to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, Debtor shall instead pay interest under this Note at the highest rate permitted by applicable law.

    (k) This Note shall be governed by and construed in accordance with and the laws of the State of Washington applicable to contracts wholly made and performed in the State of Washington.

    IN WITNESS WHEREOF, Debtor has executed this Convertible Promissory Note as of the date first above written.

                                          RIDE, INC.

                                          By: __/s/ Robert F. Marcovitch________
                                          Name: Robert F. Marcovitch
                                          Title: Chief Executive Officer

                                   APPENDIX D
                    CERTIFICATE OF DESIGNATIONS, PREFERENCES
                   AND RELATIVE, PARTICIPATING, OPTIONAL AND
                            OTHER SPECIAL RIGHTS AND
                          QUALIFICATIONS, LIMITATIONS
                            AND RESTRICTIONS THEREOF
                                       OF
                                    SERIES C
                             CUMULATIVE CONVERTIBLE
                                PREFERRED STOCK
                                       OF
                                   RIDE, INC.

                            ------------------------

                     Pursuant to Section 23B.06.020 of the
              Business Corporation Act of the State of Washington

                            ------------------------

                     Pursuant to Section 23B.06.020 of the
              Business Corporation Act of the State of Washington

                            ------------------------

    THE UNDERSIGNED, being, respectively, the President and Secretary of Ride, Inc., a Washington corporation (the "CORPORATION"), do hereby certify that pursuant to the authority contained in Article V, Section 2 of its Restated Articles of Incorporation, as amended, (the "ARTICLES OF INCORPORATION") and in accordance with the provisions of Section 23B.06.020 of the Business Corporation Act of the State of Washington, the Board of Directors of the Corporation at a meeting duly called and held on July 22, 1999 adopted the following resolution, which resolution remains in full force and effect on the date hereof.

    RESOLVED, that there is hereby established a series of authorized preferred stock, no par value per share, which series shall be designated as "Series C Cumulative Convertible Preferred Stock" (the "CONVERTIBLE PREFERRED STOCK"), shall consist of Two Million (2,000,000) shares and shall have the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows.

    1. CERTAIN DEFINITIONS. Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes of this resolution, the meanings herein specified (with terms defined in the singular having comparable meanings when used in the plural).

    "AFFILIATE" means (i) with respect to any Person, any other Person that directly or indirectly controls or manages, is controlled or managed by, or is under common control or management with such Person, whether through the ownership of equity interests, by contract or otherwise, and (ii) with respect to an individual, in addition to any Person specified in clause (i), the spouse, any parent or any child of such individual and any trust for the benefit of such individual's spouse, parent or child.

    "APPLICABLE DIVIDEND RATE" means eight percent (8%) of the Liquidation Preference per annum with respect to the Dividend Periods ending on the first two Dividend Payment Dates following the Initial Issuance Date, increasing by one percent (1%) per annum with respect to the Dividend Period ending on the third Dividend Payment Date following the Initial Issuance Date and increasing by one percent (1%) per annum on every second Dividend Payment Date thereafter with respect to subsequent Dividend Periods; PROVIDED, HOWEVER, that the Applicable Dividend Rate shall not exceed 18%.

    "BUSINESS DAY" means a day other than a Saturday or Sunday or any federal, New York or California holiday.

    "COMMISSION" means the United States Securities and Exchange Commission.

    "COMMON EQUITY" means all shares now or hereafter authorized of any class of common stock of the Corporation, including the Common Stock, and any other stock of the Corporation, howsoever designated, authorized after the Initial Issue Date, which has the right (subject always to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

    "COMMON STOCK" means the common stock, no par value per share, of the Corporation.

    "CONVERSION DATE" shall have the meaning set forth in subparagraph 5(b) below.

    "CONVERSION PRICE" shall initially mean one dollar ($1.00) and thereafter shall be subject to adjustment from time to time pursuant to the terms of paragraph 5 below.

    "CONVERTIBLE PREFERRED STOCK" has the meaning set forth in paragraph 2 below.

    "CURRENT MARKET PRICE" means, for a share of Common Stock on any date, the average of Quoted Prices for thirty (30) consecutive Trading Days commencing forty-five (45) Trading Days before the date in question.

    "DIRECTOR" means a member of the Corporation's Board of Directors.

    "DIVIDEND DEFAULT" has the meaning set forth in subparagraph 7(d) below.

    "DIVIDEND PAYMENT DATE" has the meaning set forth in subparagraph 3(b) below.

    "DIVIDEND PERIOD" means the period from, and including, the Initial Issue Date to, but not including, the first Dividend Payment Date and thereafter, each quarterly period from, and including, each Dividend Payment Date to, but not including, the next Dividend Payment Date.

    "INITIAL ISSUE DATE" means the date that shares of Convertible Preferred Stock are first issued by the Corporation.

    "JUNIOR STOCK" means Common Equity, and any class or series of stock of the Corporation authorized after the Initial Issue Date which is not entitled to receive any dividends in any Dividend Period unless all dividends required to have been paid or declared and set apart for payment on the Cumulative Preferred Stock and any other Parity Stock shall have been so paid or declared and set apart for payment, and for purposes of paragraph 4 below, shall mean Common Equity and any class or series of stock of the Corporation authorized after the Initial Issue Date which is not entitled to receive any assets upon liquidation, dissolution or winding up of the affairs of the Corporation until the Convertible Preferred Stock and any other Parity Stock shall have received the entire amount to which such stock is entitled upon such liquidation, dissolution or winding up.

    "LIQUIDATION PREFERENCE" shall mean $1,000 per share.

    "MARKET CAPITALIZATION" means, as of any date, the product of the Current Market Price of the Common Stock as of such date multiplied by the number of shares of Common Stock outstanding as of such date.

    "MERGER AGREEMENT" means that certain Agreement and Plan of Merger dated as of July 22, 1999 by and between the Corporation, K2, Inc. and KT Acquisition, Inc.

    "PARITY STOCK" means, for purposes of paragraph 3 below, and any class or series of stock of the Corporation authorized after the Initial Issue Date which is entitled to receive payment of dividends on a parity with the Convertible Preferred Stock without preference or priority of one over the other and, for purposes of paragraph 4 below, shall mean any class or series of stock of the Corporation authorized after the Initial Issue Date which is entitled to receive assets upon liquidation, dissolution or winding up of the affairs of the Corporation on a parity with the Convertible Preferred Stock without preference or priority of one over the other.

    "PAYMENT DEFAULT" has the meaning set forth in subparagraph 7(d) below.

    "PERSON" means any individual, corporation, association, partnership, joint venture, limited liability company, trust, estate or other entity or corporation.

    "QUOTED PRICE" means, with respect to Common Stock, the last reported sales price for Common Stock as reported by the National Association of Securities Dealers, Inc. Automatic Quotations System-- National Market System, or, if the Common Stock is listed or admitted for trading on a securities exchange, the last reported sales price of the Common Stock on the principal exchange on which the Common Stock is listed or admitted for trading (which shall be for consolidated trading if applicable to such exchange), or if not so reported or listed or admitted for trading, the last reported bid price of the applicable security in the over-the-counter market. In the event that the Quoted Price cannot be determined as aforesaid, the Board of Directors of the Corporation shall determine the Quoted Price on the basis of such quotations as it in good faith considers appropriate. Such determination may be challenged in good faith by holders of a majority of the shares of Convertible Preferred Stock then outstanding, and any dispute shall be resolved at the Corporation's cost, by the determination of an investment banking firm of recognized national standing selected by the Corporation and acceptable to such holders of Convertible Preferred Stock, which determination shall be made in good faith and be conclusive absent manifest error, PROVIDED, HOWEVER, that in the event that the determination of the Quoted Price by the investment banking firm deviates by no more than 5% from the Company's determination of the Quoted Price, then the cost to the Corporation of the retention of the investment banking firm shall be borne by the holders of the Convertible Preferred Stock challenging the Corporation's determination.

    "RECORD DATE" means the date designated by the Board of Directors of the Corporation at the time a dividend is declared; PROVIDED, HOWEVER, that such Record Date shall not be more than sixty (60) days nor less than ten (10) days prior to the respective Dividend Payment Date or such other date designated by the Board of Directors for the payment of dividends.

    "REDEMPTION DATE" means any date fixed by the Corporation or the holders of Convertible Preferred Stock pursuant to subparagraphs 6(a) or 6(b), as applicable, for redemption of the Convertible Preferred Stock.

    "REDEMPTION DEFAULT" has the meaning set forth in subparagraph 7(d).

    "REDEMPTION PRICE" means a price per share equal to the Liquidation Preference per share, plus an amount equal to all cumulative dividends accrued and unpaid on such share to the Redemption Date.

    "RIGHTS" means any rights, options or warrants entitling a holder thereof to substitute for or purchase any share of Common Stock of the Corporation.

    "SPECIAL REDEMPTION EXPIRATION DATE" means the date that is the first anniversary of the Special Redemption Triggering Event.

    "SPECIAL REDEMPTION PRICE" has the meaning set forth in subparagraph 6(b).

    "SPECIAL REDEMPTION TRIGGERING EVENT" means the termination of the Merger Agreement pursuant to Sections 7.1(c)(iii) or (iv) or Section 7.1(d) thereof in a circumstance in which a payment pursuant to

Section 7.3(a) of the Merger Agreement is, or upon the occurrence of subsequent events may be, payable.

    "THIRD PARTY" has the meaning set forth in Section 5.4(c) of the Merger Agreement.

    "THIRD PARTY ACQUISITION" has the meaning set forth in Section 5.4(c) of the Merger Agreement.

    "TRADING DAY" means, with respect to any security, any day on which any market in which the applicable security is then traded and in which a Quoted Price may be ascertained is open for business.

    "VOTING RIGHTS TRIGGERING EVENT" has the meaning set forth in subparagraph 7(d) below.

    2. NUMBER OF SHARES AND DESIGNATION. Two million (2,000,000) shares of the preferred stock, no par value per share, of the Corporation are hereby constituted as a series of the preferred stock designated as Series C Cumulative Convertible Preferred Stock (the "CONVERTIBLE PREFERRED STOCK").

    3.  DIVIDENDS.

    (a) The record holders of Convertible Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available for payment of dividends. Such dividends shall be payable in cash by the Corporation at the Applicable Dividend Rate.

    (b) Dividends on shares of Convertible Preferred Stock shall accrue and be cumulative from and including the Initial Issue Date to and including the date on which such shares shall have been converted into Common Stock pursuant to paragraph 5 or redeemed pursuant to paragraph 6 hereof. Such dividends shall accrue whether or not there shall be (at the time such dividend becomes payable or at any other time) profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends shall be payable quarterly in arrears when and as declared by the Board of Directors of the Corporation on March 31, June 30, September 30, and December 31 of each year (a "DIVIDEND PAYMENT DATE"), commencing on September 30, 1999. If any Dividend Payment Date occurs on a day that is not a Business Day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day. The amount of dividends payable on Convertible Preferred Stock for each full Dividend Period shall be computed by dividing by four (4) the annual dividend at the Applicable Dividend Rate set forth in subparagraph 3(a) above. Dividends shall be paid to the holders of record of the Convertible Preferred Stock as their names shall appear on the share register of the Corporation on the Record Date for such dividend. Dividends payable in any Dividend Period which is less than a full Dividend Period in length will be computed on the basis of a ninety (90) day quarterly period and actual days elapsed in such Dividend Period. Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time to holders of record on the Record Date therefor. For any Dividend Period in which dividends are not paid in full on the Dividend Payment Date first succeeding the end of such Dividend Period, then on such Dividend Payment Date such accrued and unpaid dividends shall be added (solely for the purpose of calculating dividends payable on the Convertible Preferred Stock) to the Liquidation Preference of the Convertible Preferred Stock effective at the beginning of the Dividend Period succeeding the Dividend Period as to which such dividends were not paid and shall thereafter accrue additional dividends in respect thereof at the rate set forth in subparagraph 3(a) above until such accrued and unpaid dividends have been paid in full.

    (c) So long as any shares of Convertible Preferred Stock shall be outstanding, the Corporation shall not declare, pay or set apart for payment on any Junior Stock any dividends whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock other than Common Stock, together with cash in lieu of fractional shares), nor shall the Corporation make any distribution on any Junior Stock, nor shall any Junior Stock be purchased, redeemed or otherwise acquired by the Corporation or any of its subsidiaries of which it owns not less than a majority of the outstanding voting power (except as currently required pursuant to the terms of any plan or program for employees and/or directors, existing as of the Initial Issue Date that provides for actions that would not otherwise be permitted under this subparagraph (d)) nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Junior Stock, unless all dividends to which the holders of Convertible Preferred Stock shall have been entitled for all previous Dividend Periods shall have been paid or declared and a sum of money sufficient for the payment thereof has been set apart.

    (d) In the event that full dividends are not paid or made available to the holders of all outstanding shares of Convertible Preferred Stock and of any Parity Stock and funds available for payment of dividends shall be insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then the entire amount available for payment of dividends shall be distributed ratably among all such holders of Convertible Preferred Stock and of any Parity Stock in proportion to the full amount to which they would otherwise be respectively entitled.

    4.  DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION OR WINDING UP.

    (a) In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation (in connection with the bankruptcy or insolvency of the Corporation or otherwise), before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Stock, the holders of Convertible Preferred Stock shall be entitled to be paid out of the assets of the Corporation in cash or property at its fair market value as determined by the Board of Directors of the Corporation an amount per share equal to the Liquidation Preference plus an amount equal to all dividends accrued and unpaid thereon to the date of such liquidation or dissolution or such other winding up. Except as provided in this paragraph, holders of Convertible Preferred Stock shall not be entitled to any distribution in the event of a liquidation, dissolution or winding up of the affairs of the Corporation.

    (b) If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the assets of the Corporation shall be insufficient to permit the payment in full of the Liquidation Preference per share plus an amount equal to all dividends accrued and unpaid on the Convertible Preferred Stock and the full liquidating payments on all Parity Stock, then the assets of the Corporation or the proceeds thereof shall be ratably distributed among the holders of Convertible Preferred Stock and of any Parity Stock in proportion to the full amounts to which they would otherwise be entitled if all amounts payable thereon were paid in full. Neither the consolidation or merger of the Corporation into or with another corporation or corporations, nor the sale, lease, transfer or conveyance of all or substantially all of the assets of the Corporation to another corporation or any other entity for cash, securities or other property shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this paragraph 4.

    (c) Written notice of any liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when and the place where the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than 30 days prior to any payment date stated therein, to the holders of record of the shares of Convertible Preferred stock at their address as the same shall appear in the records of the Corporation.

    5.  CONVERSION RIGHTS.

    (a) A holder of shares of Convertible Preferred Stock shall have the right, at such holder's option, to convert all or any portion of its shares of Convertible Preferred Stock into Common Stock at any time before the close of business on the Business Day preceding the Redemption Date (unless the Corporation shall default in payment of the Redemption Price, in which case, the right of conversion shall be reinstated). The number of shares of Common Stock into which each share of Convertible Preferred Stock may be converted shall be determined by dividing the value of such share, computed in accordance with the following sentence, by the Conversion Price. For the purposes of conversion, each share of Convertible Preferred Stock shall be valued at the Liquidation Preference plus all accrued and unpaid dividends through the Conversion Date, which shall be divided by the Conversion Price in effect on the Conversion Date to determine the number of shares issuable upon conversion. Immediately following such conversion, the rights of the holders of converted Convertible Preferred Stock shall cease and the persons entitled to receive the Common Stock upon the conversion of Convertible Stock shall be treated for all purposes as having become the owners of such Common Stock.

    (b) To convert Convertible Preferred Stock, a holder must (i) surrender the certificate or certificates evidencing the shares of Convertible Preferred Stock to be convened, duly endorsed in a form satisfactory to the Corporation, at the office of the Corporation or transfer agent for the Convertible Preferred Stock, if any, (ii) notify the Corporation at such office that he elects to convert Convertible Preferred Stock, and the number of shares he wishes to convert,
(iii) state in writing the name or names in which he wishes the certificate or certificates for shares of Common Stock to be issued, and (iv) pay any transfer or similar tax if required PROVIDED, HOWEVER, that no such payment shall be required if the Common Stock issuable upon conversion is to be issued in the name of the converting holder of Convertible Preferred Stock). In the case of lost or destroyed certificates evidencing ownership of shares of Convertible Preferred Stock to be surrendered for conversion, the holder shall submit proof of loss or destruction, and such indemnity as shall be reasonably required by the Corporation. In the event that a holder fails to notify the Corporation of the number of shares of Convertible Preferred Stock which he wishes to convert, he shall be deemed to have elected to convert all shares represented by the certificate or certificates surrendered for conversion. The date on which the holder satisfies all those requirements is the "CONVERSION DATE." As soon as practicable after the Conversion Date, the Corporation shall deliver or shall deliver through its transfer agent a certificate for the number of full shares of Common Stock issuable upon the conversion, a check for any fractional share and a new certificate representing the unconverted portion, if any, of the shares of Convertible Preferred Stock represented by the certificate or certificates surrendered for conversion. The person in whose name the Common Stock certificate is registered shall be treated as the stockholder of record on and after the Conversion Date. All shares of Common Stock issuable upon conversion of the Convertible Preferred Stock shall be fully paid and nonassessable and shall rank PARI PASSU with the other shares of Common Stock outstanding from time to time. In the case of Convertible Preferred Stock that has been converted after any Record Date but before the next succeeding Dividend Payment Date, dividends that are payable on such Dividend Payment Date shall be payable on such Dividend Payment Date notwithstanding such conversion, and such dividends shall be paid to the holder of such Convertible Preferred Stock on such Record Date (and shall not constitute "accrued and unpaid dividends" for purposes of paragraph 5(a)). No other payment or adjustment for dividends, or for any dividends in respect of shares of Common Stock shall be made upon conversion. Holders of Common Stock issued upon conversion shall not be entitled to receive any dividend payable to holders of Common Stock as of any record time before the close of business on the Conversion Date. If a holder of Convertible Preferred Stock converts more than one share at a time, the number of full shares of Common Stock issuable upon conversion shall be based on the total value of all shares of Convertible Preferred Stock converted.

    (c) The Corporation shall not issue a fractional share of Common Stock upon conversion of Convertible Preferred Stock. Instead, the Corporation shall deliver a check for an amount equal to the value of the fractional share. The value of a fraction of a share is determined by multiplying the Current Market Price of the Common Stock as of the Conversion Date by the fraction, rounded to the nearest cent.

    (d) A holder delivering Convertible Preferred Stock for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the shares of Common Stock. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

    (e) The Corporation has reserved and shall continue to reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough shares of Common Stock to permit the conversion of the Convertible Preferred Stock in full. All shares of Common Stock which may be issued upon conversion of Convertible Preferred Stock shall be fully paid and nonassessable. The Corporation will use its best efforts to comply with all securities laws regulating the offer and delivery of shares of Common Stock upon conversion of Convertible Preferred Stock and will use its best efforts to list such shares on each national securities exchange on which the Common Stock is listed.

    (f) If the Corporation:

        (i) pays a dividend or makes a distribution on its Common Stock in shares of its Common Equity;

        (ii) subdivides its outstanding shares of Common Stock into a greater number of shares;

       (iii) combines its outstanding shares of Common Stock into a smaller number of shares; or

        (iv) issues by reclassification of its Common Stock any shares of its capital stock;

then the Conversion Price and the number and kind of shares of capital stock of the Company issuable upon conversion (as in effect immediately prior to such action) shall be proportionately adjusted so that the holder of Convertible Preferred Stock thereafter converted may receive for the same aggregate Conversion Price the aggregate number and kind of shares of capital stock of the Corporation that he would have owned immediately following such action if he had converted Convertible Preferred Stock immediately prior to such action. The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date of a subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur. If after an adjustment referred to in clauses (i) through (iv) above, a holder of Convertible Preferred Stock upon conversion of it may receive shares of two or more classes of capital stock of the Corporation, the Corporation shall determine the allocation of the Conversion Price between the classes of capital stock. After such allocation, the conversion rights and the Conversion Price with respect to each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this subparagraph 5(f).

    (g) If the Corporation distributes any Rights to all holders of its Common Stock entitling them to purchase shares of Common Stock at a price per share less than the Current Market Price per share on the date of distribution of such Rights, the Conversion Price shall be adjusted in accordance with the formula:

                                            NXP
                      C'             =      CXO + M
                                                O + N
where
                      C'             =      the adjusted Conversion Price.

                      C              =      the then current Conversion Price.

                      O              =      the number of shares of Common Stock outstanding on the
                                            record date.

                      N              =      the number of additional shares of Common Stock offered.

                      P              =      the offering price per share of the additional shares of
                                            Common Stock

                      M              =      the Current Market Price per share of Common Stock on the
                                            record date.

    The adjustment shall be made successively whenever any such Rights are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive such Rights. If at the end of the period during which such Rights are exercisable, not all Rights shall have been exercised, the Conversion Price shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

        (h) If the Corporation distributes to all holders of shares of its Common Stock (i) any shares of any class of capital stock of the Corporation other than its Common Equity, (ii) any evidence of indebtedness or other securities of the Corporation or any subsidiary of the Corporation, or (iii) cash or any other assets of the Corporation (including securities, but excluding (x) those dividends, Rights and distributions referred to above in subparagraphs 5(f) and 5(g) and in subparagraphs 5(i) and 5(j), (y) dividends and distributions paid exclusively in cash and (z) distributions upon mergers or consolidations to which paragraph 5(m) applies), the Conversion Price shall be adjusted in accordance with the formula:

                      C'             =      CXM-F   M
where
                      C'             =      the adjusted Conversion Price.

                      C              =      the then current Conversion Price.

                      M              =      the Current Market Price per share of Common Stock on the
                                            record date mentioned below.

                      F              =      the fair market value on the record date of the capital
                                            stock, indebtedness, other securities, cash or assets
                                            distributed per share of Common Stock

The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

        (i) If the Corporation issues shares of Common Stock for a consideration per share less than the Current Market Price per share on the date the Corporation issues such additional shares, the Conversion Price shall be adjusted in accordance with the formula:

                                            P
                      C'             =      CXO + M
                                                  A
where
                      C'             =      the adjusted Conversion Price.

                      C              =      the then current Conversion Price.

                      O              =      the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares.

                      P              =      the aggregate consideration received for the issuance of such additional shares.

                      M              =      the Current Market Price per share on the date of issuance of such additional shares.

                      A              =      the number of shares of Common Stock outstanding immediately after the issuance of such additional shares

The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance. This subparagraph 5(i) does not apply to (i) any transaction or issuance described in subparagraphs 5(f), 5(g) or 5(h) above or subparagraph 5(j) below, (ii) the conversion of Convertible Preferred Stock, or the conversion, exchange or exercise of other securities whose issuance was the subject of an adjustment pursuant to subparagraph 5(g) or 5(h) above or subparagraph 5(j) below, (iii) Common Stock issued to the Corporation's employees under bona fide employee benefit plans adopted by the Board of Directors of the Corporation and approved by the holders of Common Stock when required by law, if such Common Stock would otherwise by covered by this subparagraph 5(i), but only to the extent that (x) such shares are issued pursuant to employee stock options with an exercise price not less than the Current Market Price on the date of issuance of such option or
(y) the aggregate number of shares otherwise excluded hereby (together with the aggregate number of shares issuable upon conversion, exchange or exercise of the securities excluded by clause (iii) of subparagraph 5(j) below) and issued after the Initial Issue Date do not exceed 5% of the Common Stock outstanding at the time of any such issuance, (iv) Common Stock issued to acquire, or in the acquisition of, all or any portion of a business as a going concern, in an arm's-length transaction between the Corporation and an unaffiliated third party, whether such acquisition shall be effected by purchase of assets, exchange of securities, merger, consolidation or otherwise, or (v) Common Stock issued in a bona fide public offering pursuant to a firm commitment underwriting.

        (j) If the Corporation issues any Rights (other than Convertible Preferred Stock or securities issued in transactions described in subparagraph 5(g) or 5(h) above) and for a consideration per share of Common Stock initially deliverable upon conversion, exchange or exercise of such Rights that is less than the Current Market Price per share on the date of issuance of such Rights, the Conversion Price shall be adjusted in accordance with the formula:

                                            P
                      C'             =      CXO + M
                                                  O + D
where
                      C'             =      the adjusted Conversion Price.

                      C              =      the then current Conversion Price.

                      O              =      the number of shares of Common Stock outstanding immediately prior to the issuance of such Rights

                      P              =      the aggregate consideration received for the issuance of such
                                            Rights

                      M              =      the Current Market Price per share of Common Stock on the
                                            date of issuance of such Rights

                      D              =      the maximum number of shares deliverable upon conversion or in exchange for or upon exercise of such Rights at the
                                            initial conversion, exchange or exercise rate

The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance. If all of the Common Stock deliverable upon conversion, exchange or exercise of such Rights has not been issued when such Rights are no longer outstanding, then the Conversion Price shall promptly be readjusted to the Conversion Price that would then be in effect had the adjustment upon the issuance of such Rights been made on the basis of the actual number of shares of Common Stock issued upon conversion, exchange or exercise of such Rights. This subparagraph 5(j) does not apply to
(i) the issuance of any such securities to acquire, or in the acquisition of, all or any portion of a business as a going concern, in an arm's-length transaction between the Corporation and an unaffiliated third party, whether such acquisition shall be effected by purchase of assets, exchange of securities, merger, consolidation or otherwise, (ii) the issuance of any such securities in a bona fide public offering pursuant to a firm commitment underwriting, or (iii) the issuance of any such securities to the Corporation's employees under bona fide employee benefit plans adopted by the Board of Directors of the Corporation and approved by the holders of Common Stock when required by law, if such securities would otherwise by covered by this subparagraph 5(j) (but only to the extent that the aggregate number of shares issuable upon the conversion, exchange or exercise of the aggregate number of securities excluded hereby (together with the aggregate number of shares excluded by clause (iii)(y) of subparagraph 5(i) above) and issued after the Initial Issue Date shall not exceed 5% of the Common Stock outstanding at the time of any such issuance).

        (k) In case the Corporation or any of its subsidiaries shall, by dividend or otherwise, make distributions exclusively in cash (excluding any cash that is distributed upon a merger or consolidation to which Section 5(m) applies or as part of a distribution covered by Section 5(h)) to all the holders of Common Stock in an aggregate amount that, combined together with (i) the aggregate amount of all other such all-cash distributions to all holders of its Common Stock made within the 12 months preceding the date of payment of such distribution and in respect of which no adjustment pursuant to this Section 5(k) or Section 5(1) has been made and (ii) the aggregate of any cash plus the fair market value of other consideration payable in respect of any tender or exchange offer or other stock repurchase program by the Corporation or any of its subsidiaries for all or any portion of the Common Stock concluded within the 12 months preceding the date of payment of such distribution and in respect of which no adjustment pursuant to this Section 5(k) or Section 5(1) has been made exceeds 10% of the Corporation's Market Capitalization on the record date for such distribution then, and in each such case, immediately after the close of business on such date of such determination, the Conversion Price shall be adjusted in accordance with the formula:

                      C'             =      CXM-E   M
where
                      C'             =      the adjusted Conversion Price.

                      C              =      the then current Conversion Price.

                      NI             =      the Current Market Price per share of Common Stock on the
                                            date fixed for determination times the number of shares of
                                            Common Stock outstanding on such date

                      E              =      the total amount of cash to be distributed at such time to holders of Common Stock

        (l) In the case of the consummation of a tender offer, exchange offer (other than an odd-lot offer) or other stock repurchase program made by the Corporation or any subsidiary thereof for all or any portion of the Common Stock involving the payment by the Corporation or such subsidiary of an aggregate consideration that, together with (i) any cash or other consideration payable in a tender offer, exchange offer or other stock repurchase program by the Corporation or any of its subsidiaries for Common Stock consummated within 12 months preceding the consummation of such tender offer, exchange offer or other stock repurchase program (the "Expiration Time") in respect of which no adjustment has been made pursuant to this paragraph 5(1) or Section 5(k) and (ii) the aggregate amount of all such all-cash distributions referred to in Section 5(k) above to all holders of Common Stock within the 12 months preceding such Expiration Time in respect of which no adjustments have been made, exceeds 10% of the Corporation's Market Capitalization as of the Trading Day next succeeding the Expiration Time, the Conversion Price shall be reduced in accordance with the formula:

                      C'             =      CXM-E   N
where
                      C'             =      the adjusted Conversion Price.

                      C              =      the then current Conversion Price.

                      NI             =      the Current Market Price per share of Common Stock on the
                                            Trading Day next succeeding the Expiration Time TIMES the
                                            number of shares of Common Stock outstanding at the
                                            Expiration Time (including any tendered, exchanged or
                                            purchased shares)

                      N              =      the Current Market Price per share of Common Stock on the
                                            Trading Day next succeeding the Expiration Time times the
                                            number of shares of the Common Stock outstanding at the
                                            Expiration Time, less any shares purchased in such tender
                                            offer, exchange offer or other stock repurchase program

                      E              =      the fair market value of the aggregate consideration payable to stockholders upon consummation of such tender offer,
                                            exchange offer or other stock repurchase program

The reduction shall become effective immediately prior to the opening of business on the day following the Expiration Time.

       (m) In case of any consolidation, amalgamation, arrangement or merger of the Corporation with or into another Person or any merger of another Person with or into the Corporation (other than a transaction to which paragraph 5(f) applies), or in case of any sale or transfer of all or substantially all of the assets of the Corporation, each share of Convertible Preferred Stock then outstanding will, without the consent of the holder of any Convertible Preferred Stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock (and other securities, if applicable) into which such Convertible Preferred Stock was convertible immediately prior thereto (assuming such holder of Common Stock (and other securities, if applicable) failed to exercise any rights of election and that such Convertible Preferred Stock was then convertible). Concurrently with the consummation of such transaction, the corporation formed by or surviving any such consolidation or merger if other than the Company, or the person to which such sale or conveyance shall have been made, shall enter into a supplemental agreement so providing and further providing for adjustments which shall be as equivalent as may be practicable to the adjustments provided for in this Section.

        (n) In addition, in the event that any other transaction or event occurs as to which the foregoing adjustment provisions are not strictly applicable but the failure to make any adjustment would adversely affect the conversion rights represented by the Convertible Preferred Stock in accordance with the essential intent and principles of such provisions, then, in each such case, either (i) the Corporation shall appoint an investment banking firm of recognized national standing, or any other financial expert that does not (or whose directors, officers, employees, affiliates or stockholders do not) have a direct or material indirect financial interest in the Corporation or any of subsidiaries who has not been, and, at the time it is called upon to give independent financial advice to the Corporation, is not (and none of its directors, officers, employees, affiliates or stockholders are ) a promoter, director or officer of the Corporation or any of its subsidiaries, which will give their opinion upon or (ii) the Board of Directors shall determine, consistent with such directors' fiduciary duties to the Corporation's stockholders, the adjustment, if any, on a basis consistent with the essential intent and principles established in the foregoing conversion price adjustment provisions, necessary to preserve, without dilution, the conversion rights represented by the Convertible Preferred Stock. Upon receipt of such opinion or determination. the Corporation shall promptly mail a copy thereof to the holders of the Convertible Preferred Stock and will make the adjustments described therein.

        (o) For purposes of any computation respecting consideration received pursuant to a transaction described or contemplated by this paragraph 5, the following shall apply

            (i) in case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Corporation for any underwriting of the issue or otherwise in connection therewith;

            (ii) in the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof (irrespective of the accounting treatment thereof),

           (iii) whenever this Certificate of Designation calls for the determination of "fair market value," such fair market value shall be determined in good faith by the Board of Directors as evidenced by a written resolution thereof, and subject to the provisions of subparagraph 5(v) below, and

            (iv) in the case of the issuance of Rights, the aggregate consideration received therefor shall be deemed to be the consideration received by the Corporation for the issuance of such Rights plus the additional minimum consideration, if any, to be received by the Corporation upon the conversion or exchange or exercise thereof (the consideration in each case to be determined in the same manner as provided in clauses (i) and (ii) of this subparagraph 5(o)).

        (p) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price. Any adjustments which by reason of this subparagraph (p) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this paragraph S shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

        (q) No adjustment in the Conversion Price need be made under this paragraph 5 for (i) rights to purchase Common Stock pursuant to a Corporation plan for reinvestment of dividends or interest, or (ii) any change in the par value or no par value of the Common Stock. The Corporation shall take no action that would cause any adjustment under this paragraph 5 that would reduce the Conversion Price below the par value of the Common Stock. If an adjustment is made to the Conversion Price upon the establishment of a record date for a distribution subject to subparagraphs 5(g) or 5(h) above and if such distribution is subsequently canceled, the Conversion Price then in effect shall be readjusted, effective as of the date when the Board of Directors of the Corporation determines to cancel such distribution, to the Conversion Price which would have been in effect if such record date had not been fixed. No adjustment in the Conversion Price need be made under subparagraphs 5(h), 5(k) and 5(1) above if the Corporation issues or distributes to each holder of Convertible Preferred Stock the shares of capital stock, evidences of indebtedness, other securities of the Corporation or any subsidiary of the Corporation, assets, Rights or cash, referred to in those subparagraphs that each holder would have been entitled to receive had Convertible Preferred Stock been converted into Common Stock prior to the happening of such event or the record date with respect thereto.

        (r) Whenever the Conversion Price is adjusted, the Corporation shall promptly mail to holders of Convertible Preferred Stock, first class, postage prepaid, a notice of the adjustment and a certificate from the Corporation's independent public accountants briefly stating the facts requiring the adjustment and the manner of computing it. Subject to subparagraph 5(v) below, the certificate shall be conclusive evidence that the adjustment is correct.

        (s) The Corporation from time to time may, by a vote of the Board of Directors reduce the Conversion Price by any amount for any period of time if the period is at least twenty (20) Business Days and if the reduction is irrevocable during the period, but in no event may the Conversion Price be less than the par value of a share of Common Stock. Whenever the Conversion Price is so reduced, the Corporation shall mail to holders of Convertible Preferred Stock a notice of the reduction. The Corporation shall mail the notice first class, postage prepaid, at least 20 days before the date the reduction in the Conversion Price is to take effect. The notice shall state the reduced Conversion Price and the period it will be in effect. A reduction of the Conversion Price pursuant to this subparagraph 5(s) does not change or adjust the Conversion Price otherwise in effect for purposes of subparagraphs 5(f), 5(g), 5(h), 5(i), 5(j), 5(k) and 5(1) above.

        (t) If:

            (i) the Corporation takes any action that would require an adjustment in the Conversion Price pursuant to subparagraph 5(g) or 5(h) above, or clause (iv) of subparagraph 5(f) above;

            (ii) the Corporation consolidates or merges with, or transfers all or substantially all of its assets to, another corporation, and stockholders of the Corporation must approve the transaction; or

           (iii) there is a dissolution or liquidation of the Corporation;

a holder of Convertible Preferred Stock may want to convert such stock into shares of Common Stock prior to the record date for or the effective date of the transaction so that he may receive the Rights, assets or securities which a holder of shares of Common Stock on that date may receive. Therefore, the Corporation shall mail to such holders a notice, first class, postage prepaid, stating the proposed record or effective date, as the case may be. The Corporation shall mail such notice at least twenty (20) days before such date. Failure to mail the notice or any defect in such notice shall not affect the validity of any transaction referred to in clause (i), (ii) or (iii) of this subparagraph 5(t).

        (u) In any case in which this paragraph 5 shall require that an adjustment as a result of any event become effective from and after a record date, the Corporation may elect to defer until after the occurrence of the event triggering the adjustment (i) the issuance to the holder of any shares of Convertible Preferred Stock converted after such record date and before the occurrence of such event of the additional shares of Common Stock or other capital stock issuable upon such conversion over and above the shares issuable on the basis of the Conversion Price in effect immediately prior to adjustment and (ii) a check for any remaining fractional shares of Common Stock as provided in subparagraph 5(c) above; PROVIDED, HOWEVER, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares and cash upon the occurrence of the event requiring the adjustment.

        (v) Except as provided in the immediately following sentence, any determination that the Corporation or its Board of Directors must make pursuant to this paragraph 5 or any other provision of the Articles of Incorporation shall be conclusive. Whenever the Corporation or its Board of Directors shall be required to make a determination under this paragraph 5 or any other provision of the Articles of Incorporation, such determination shall be made in good faith and may be challenged in good faith by the holders of a majority of the shares of Convertible Preferred Stock then outstanding (with any shares held by the Corporation or any of its Affiliates not being considered to be outstanding for purposes of this Certificate of Designation), and any dispute shall be resolved, at the Corporation's expense, by an investment banking firm of recognized national standing selected by the Corporation and acceptable to such holders of Convertible Preferred Stock.

        (w) All shares of Convertible Preferred Stock converted pursuant to this paragraph 5 shall be retired and shall be restored to the status of authorized and unissued shares of preferred stock, without designation as to series and may thereafter be reissued as shares of any series of preferred stock other than Convertible Preferred Stock.

    6.  REDEMPTION BY THE CORPORATION.

        (a) OPTIONAL REDEMPTION. The Corporation may (subject to contractual and other restrictions with respect thereto and the legal availability of funds therefor), at the option of the Board of Directors, redeem at any time prior to the occurrence of a Special Redemption Triggering Event or after the Special Redemption Expiration Date, from any source of funds legally available therefor in the manner provided in subparagraph 6(c) hereof, all and not less than all of the shares of the Convertible Preferred Stock at the Redemption Price plus an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date.

        (b) MANDATORY REDEMPTION. At any time after the occurrence of a Special Redemption Triggering Event, upon the written request (a "REDEMPTION REQUEST") of the holders of a majority of the shares of Convertible Preferred Stock, the Corporation shall be required to redeem (subject to the legal availability of funds therefor) from any source of funds legally available therefor, in the manner provided in paragraph 6(c) hereof, all and not less than all of the shares of the Convertible Preferred Stock then outstanding at the Redemption Price plus an amount equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Redemption Date to the Redemption Date. Any such Redemption Request shall specify the Redemption Date, which shall not be more than 30 nor less than 5 days after the date on which such Redemption Request is delivered to the Secretary of Corporation. Notwithstanding the foregoing, in the event that there shall occur a Third Party Acquisition, or the Corporation shall have entered into a definitive agreement with any Third Party for a Third Party Acquisition, then the holders of a majority of the Convertible Preferred Stock may elect in writing to cause the Corporation on the Redemption Date designated by such holders in the Redemption Request to pay in complete redemption of their shares of Convertible Preferred Stock, in lieu of the Redemption Price, an amount per share in cash (the "SPECIAL REDEMPTION PRICE") equal to the number of shares of Common Stock into which one share of Convertible Preferred Stock is convertible, multiplied by the greater of:

                (I) the average of the Quoted Price of a share of Common Stock on the five trading days prior to the date of the Redemption Request, and

               (II) the quotient obtained by dividing (1) the highest price per share of Common Stock offered to be paid or paid by any such Third Party pursuant to or in connection with such Third Party Acquisition or if such Third Party Acquisition consists of a purchase and sale of assets, the aggregate net consideration offered to be paid or paid in any such transaction or proposed transaction, after payment of applicable corporate taxes, by (2) the number of shares of Common Stock then outstanding.

If all or a portion of the price per share of Common Stock offered, paid or payable or the aggregate consideration offered, paid or payable for the stock or assets of the Corporation, each as contemplated by the preceding sentence, consists of non-cash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined in good faith by the Board of Directors, subject to the provisions of subparagraph 5(v).

        (c) PROCEDURES FOR REDEMPTION.

                (A) At least 30 days and not more than 60 days prior to the date fixed for any redemption of the Convertible Preferred Stock (in the case of a redemption pursuant to subparagraph 6(a)) and at least 5 days and not more than 30 days prior to the date fixed for any redemption of the Convertible Preferred Stock (in the case of a redemption pursuant to subparagraph 6(b)), written notice (the "REDEMPTION NOTICE") shall be given by first-class mail, postage prepaid, to each holder of record on the record date fixed for such redemption of the Convertible Preferred Stock at such holder's address as the same appears on the stock register of the Corporation, PROVIDED that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of Convertible Preferred Stock to be redeemed except as to the holder or holders to whom the Corporation has failed to give said notice or except as to the holder or holders whose notice was defective. The Redemption Notice shall state:

               (1) whether the redemption is pursuant to paragraph 6(a) or 6(b) hereof;

               (2) the Redemption Price or the Special Redemption Price, as the case may be;

               (3) the total number of shares of the Convertible Preferred Stock being redeemed;

               (4) the number of shares of Convertible Preferred Stock held, as of the appropriate record date, by the holder that the Corporation intends to redeem;

               (5)  the Redemption Date;

               (6) that the holder is to surrender to the Corporation, at the place or places where certificates for shares of Convertible Preferred Stock are to be surrendered for redemption, in the manner and at the price designated, the certificate or certificates representing the shares of Convertible Preferred Stock to be redeemed; and

               (7) that dividends on the shares of the Convertible Preferred Stock to be redeemed shall cease to accrue on such Redemption Date unless the Corporation defaults in the payment of the Redemption Price or the Special Redemption Price, as the case may be.

                (B) Each holder of Convertible Preferred Stock shall surrender the certificate or certificates representing such shares of Convertible Preferred Stock to the Corporation, duly endorsed, in the manner and at the place designated in the Redemption Notice, and on the Redemption Date the full Redemption Price or Special Redemption Price, as the case may be, for such shares shall be payable in cash to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

                (C) Unless the Corporation defaults in the payment in full of the applicable redemption price, dividends on the Convertible Preferred Stock called for redemption shall cease to accumulate on the Redemption Date, and the holders of such redemption shares shall cease to have any further rights with respect thereto on the Redemption Date, other than the right to receive the Redemption Price or the Special Redemption Price, as the case may be, without interest.

    7. VOTING RIGHTS. In addition to any voting rights provided by law, the holders of shares of Convertible Preferred Stock shall have the following voting rights

        (a) So long as any shares of the Convertible Preferred Stock remain outstanding, each share of Convertible Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Corporation that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Corporation. In any vote with respect to which the Convertible Preferred Stock shall vote with the holders of Common Stock as a single class together with all other classes and series of stock of the Corporation that are entitled to vote as a single class with the Common Stock, each share of Convertible Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Convertible Preferred Stock is convertible on the date of such vote. Such voting rights of the holders of the Convertible Preferred Stock may be exercised at any annual meeting of stockholders, any special meeting of stockholders, or by written consent of the minimum number of shares required to take such action pursuant to Section 23B.07.210 of the Washington Business Corporation Act.

        (b) On any matter on which the holders of Convertible Preferred Stock are entitled by law or under the Articles of Incorporation to vote separately as a class, each such holder shall be entitled to one vote for each share held, and such matter shall be determined by a majority of the votes cast unless Washington law or this Certificate of Designations requires approval by a higher percentage.

        (c) During such time as any shares of Convertible Preferred Stock are outstanding, the Corporation will not, without the affirmative vote or consent of the holders of at least a majority of the issued and outstanding shares of Convertible Preferred Stock voting together as a separate class,
    (i) create, authorize or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any class or series of shares ranking on a parity with or prior to the Convertible Preferred Stock, either as to dividends or redemption or upon voluntary or involuntary liquidation, dissolution or winding up, (ii) increase the authorized shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of Convertible Preferred Stock, (iii) amend, alter, waive the application of, or repeal (whether by merger, consolidation or otherwise) any provision of the Articles of Incorporation of the Corporation, enter into any agreement or take any other corporate action which in any manner would alter, change, or otherwise adversely affect the powers, rights or preferences of the Convertible Preferred Stock, (iv) effect the reorganization, recapitalization, liquidation, dissolution or winding up of the Corporation, or the sale, lease, conveyance or exchange of all or substantially all of the assets, property or business of the Corporation, or the merger or consolidation of the Corporation with or into any other corporation, if such transaction in any manner would alter, change or otherwise adversely affect the powers, rights, or preferences of the Convertible Preferred Stock or (v) take any action which would cause a dividend or other distribution to be deemed to be received by the holders of the Convertible Preferred Stock for federal income tax purposes unless such dividend or other distribution is actually received by such holders.

        (d) (i) If (1) dividends on the Convertible Preferred Stock are in arrears and unpaid for four consecutive Dividend Periods (a "DIVIDEND DEFAULT"); (2) the Corporation fails to discharge any redemption obligation of the Convertible Preferred Stock when required (a "REDEMPTION DEFAULT"), whether or not the Corporation is permitted to do so by the terms of any indenture, the credit agreement or any other obligations of the Corporation; or (3) a default occurs on the obligations to pay principal of, interest on or any other payment obligation when due (a "PAYMENT DEFAULT") at final maturity on one or more classes of indebtedness of the Corporation or any subsidiary of the Corporation, whether such indebtedness exists on the Initial Issue Date or is incurred thereafter, having individually or in the aggregate, an outstanding principal amount of one million dollars ($1,000,000) or more, or any other Payment Default occurs on one or more such classes of indebtedness and such class or classes of indebtedness are declared due and payable prior to their respective maturities, then, in any such case, the number of Directors constituting the Board of Directors shall be adjusted as set forth in the Articles of Incorporation to permit the holders of the majority of the then outstanding Convertible Preferred Stock, voting separately as one class, to elect two Directors. Subject to subparagraph 7(d)(ii) below, holders of a majority of the issued and outstanding shares of the Convertible Preferred Stock, voting separately as one class, shall have the exclusive right to elect such number of Directors at a meeting therefor called upon occurrence of such Dividend Default, Redemption Default or Payment Default, as the case may be, and at every subsequent meeting at which the terms of office of the Directors so elected by the holders of the Convertible Preferred Stock expire (other than as described in subparagraph 7(d)(ii) below). Each such event described in clauses (1), (2), and (3) is a "VOTING RIGHTS TRIGGERING EVENT."

            (ii) The right of the holders of Convertible Preferred Stock voting separately as one class to elect members of the Board of Directors as set forth in subparagraph 7(d)(i) above shall continue until such time as (1) in the event such right arises due to a Dividend Default, all accumulated dividends that are in arrears on the Convertible Preferred Stock are paid in full; and (2) in the event such right arises due to a Redemption Default, or a Payment Default, the Corporation remedies any such failure, breach or default, at which time the term of any Directors elected pursuant to subparagraph 7(d)(i) shall terminate, subject always to the same provisions for the renewal and divestment of such special voting rights in the case of any future Voting Rights Triggering Event. At any time after voting power to elect Directors shall have become vested and be continuing in the holders of shares of the Convertible Preferred Stock pursuant to this subparagraph 7(d), or if vacancies shall exist in the offices of Directors elected by the holders of shares of the Convertible Preferred Stock, a proper officer of the Corporation may, and upon the written request of the holders of record of at least 10% of the shares of Convertible Preferred Stock then outstanding addressed to the Secretary of the Corporation shall, call a special meeting of the holders of Convertible Preferred Stock, for the purpose of electing the Directors which such holders are entitled to elect. If such meeting shall not be called by the proper officer of the Corporation within 20 days after personal service of said written request upon the Secretary of the Corporation, or within 20 days after mailing the same within the United States by certified mail, addressed to the Secretary of the Corporation at its principal executive offices, then the holders of record of at least 20% of the outstanding shares of the Convertible Preferred Stock may designate in writing one of their numbers to call such meeting at the expense of the Corporation, and such meeting may be called by the Person so designated upon the notice required for the annual meeting of stockholders of the Corporation and shall be held at the place for holding the annual meetings of stockholders or such other place in the United States as shall be designated in such notice. Notwithstanding the provisions of this subparagraph 7(d)(ii), no such special meeting shall be called if any such request is received less than 30 days before the date fixed for the next ensuing annual or special meeting of stockholders of the Corporation. Any holder of shares of the Convertible Preferred Stock so designated shall have, and the Corporation shall provide, access to the lists of holders of shares of the Convertible Preferred Stock for purposes of calling a meeting pursuant to the provisions of this subparagraph 7(d)(ii).

           (iii) At any meeting held for the purpose of electing Directors at which the holders of Convertible Preferred Stock shall have the right, voting separately as one class, to elect Directors as aforesaid, the presence in person or by proxy of the holders of at least a majority of the outstanding Convertible Preferred Stock shall be required to constitute a quorum of such Convertible Preferred Stock.

            (iv) Any vacancy occurring in the office of a Director elected by the holders of shares of the Convertible Preferred Stock may be filled by the remaining Directors elected by the holders of shares of the Convertible Preferred Stock unless and until such vacancy shall be filled by the holders of shares of the Convertible Preferred Stock.

        (e) In any case in which the holders of shares of the Convertible Preferred Stock shall be entitled to vote pursuant to this paragraph 7 or pursuant to the laws of the State of Washington, each holder of shares of the Convertible Preferred Stock shall be entitled to one vote for each share of Convertible Preferred Stock held.

    8. EXCLUSION OF OTHER RIGHTS. Except as may otherwise be required by law, the shares of Convertible Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Certificate of Incorporation. The shares of Convertible Preferred Stock shall have no preemptive or subscription rights in respect of any securities of the Corporation.

    9.  FINANCIAL STATEMENTS.

        (a) Whether or not required by the rules and regulations of the Commission, so long as any shares of Convertible Preferred Stock are outstanding, the Corporation shall furnish to the holders of Convertible Preferred Stock (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms l0-Q and 10-K if the Corporation were required to file such Forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Corporation's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Corporation were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Corporation shall file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, for so long as any Convertible Preferred Stock remains outstanding, the Corporation shall furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        (b) The Corporation shall, so long as any of the shares of Convertible Preferred Stock are outstanding, deliver to the holders of Convertible Preferred Stock, forthwith upon any Executive

    Officer of the Corporation becoming aware of any default under this Certificate of Designations, an Officers' Certificate specifying such default and what action the Corporation is taking or proposes to take with respect thereto.

    10. RANKING. With regard to rights to receive dividends, redemption payments and distributions upon liquidation, dissolution or winding up of the Corporation, the Convertible Preferred Stock shall rank PARI PASSU with any Parity Stock and senior to the Common Stock and any other equity securities or other securities into which any convertible indebtedness is convertible which are issued by the Corporation after the date of this Certificate of Designation The Convertible Preferred Stock shall not be subject to the creation of capital stock senior with regards to the right to receive dividends, redemption payments and distribution upon liquidation, dissolution or winding up of the Corporation.

    11.  MODIFICATION AND WAIVER.

        (a) Except as otherwise provided above, the terms of this Certificate of Designation may be amended and the rights hereunder may be waived with the consent of holders of a majority of the shares of the Convertible Preferred Stock then outstanding, PROVIDED, HOWEVER, that no such modification or waiver shall change the dividend rights or the terms for conversion of the Convertible Preferred Stock without the consent of each holder of Convertible Preferred Stock.

        (b) The Convertible Preferred Stock shall also be subject to the miscellaneous provisions regarding the Corporation's preferred stock set forth in the Certificate of Incorporation, as amended.

    12. HEADINGS OF SUBDIVISIONS. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

    13. SEVERABILITY OF PROVISIONS. If any voting powers, preferences and relative, participating, optional and other special rights of the Convertible Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of the Convertible Preferred Stock and any qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of the Convertible Preferred Stock or qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of the Convertible Preferred Stock or qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Convertible Preferred Stock or qualifications, limitations and restrictions thereof unless so expressed herein.

    14. RECORD HOLDERS. The Corporation and the transfer agent for the Convertible Preferred Stock may deem and treat the record holder of any shares of Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Company nor the transfer agent shall be affected by any notice to the contrary.

    15. NOTICE. Except as may otherwise be provided for herein, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon receipt, in the case of a notice of conversion given to the Corporation as contemplated in Section 5(b) hereof or, in all other cases, upon the earlier of receipt of such notice or three Business Days after the mailing of such notice if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Certificate) with postage prepaid, addressed, if to the Corporation, to its offices at 8160 304th Avenue Southeast, Preston, Washington 98050, Attention:
Secretary or to an agent of the Corporation designated as permitted by this Certificate, or, if to any holder of the Convertible

Preferred Stock, to such holder at the address of such holder of the Convertible Preferred Stock as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Preferred Stock); or to such other address as the Company or holder, as the case may be, shall have designated by notice similarly given.

    IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed by Robert F. Marcovitch, Chief Executive Officer and attested by David
H. Davis, Secretary, this 22th day of July 1999.

                                          RIDE, INC.

                                          By: __/s/ Robert F. Marcovitch________
                                          Name: Robert F. Marcovitch
                                          Title: Chief Executive Officer

ATTEST

By: __/s/ David H. Davis______________
Name: David H. Davis
Title: Secretary

                                   APPENDIX E
                             STOCKHOLDERS AGREEMENT

    THIS STOCKHOLDERS AGREEMENT, dated as of July 22, 1999 (the "Agreement"), is entered into among K2 Inc., a Delaware corporation ("Parent"), KT Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of Parent ("Purchaser"), and the stockholders of Ride, Inc., a Washington corporation (the "Company"), whose names appear on the signature page hereto (collectively, the "Stockholders"). Terms which are capitalized herein, and which are defined in the Merger Agreement, shall have the meanings therein set forth.

                              W I T N E S S E T H:

    WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for, upon the terms and subject to the conditions set forth therein, the merger of Purchaser with and into the Company (the "Merger");

    WHEREAS, as of the date hereof, each Stockholder owns (beneficially and has the right to vote beneficially) the number of Shares or Preferred Shares set forth opposite such Stockholder's name on Schedule I hereto (all Shares or Preferred Shares so owned and which may hereafter be acquired by such Stockholder prior to the termination of this Agreement, whether upon the exercise of options or by means of purchase, dividend, distribution or otherwise, being referred to herein as such Stockholder's "Owned Shares");

    WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Purchaser have required that the Stockholders enter into this Agreement; and

    WHEREAS, in order to induce Parent and Purchaser to enter into the Merger Agreement, the Stockholders are willing to enter into this Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and each of the Stockholders, severally and not jointly, hereby agree as follows:

                                   ARTICLE I.
                         TRANSFER AND VOTING OF SHARES;
                    AND OTHER COVENANTS OF THE STOCKHOLDERS

    SECTION 1.1 VOTING OF SHARES. From the date hereof until the earliest to occur of (x) termination of this Agreement pursuant to Section 6.2 hereof, (y) the expiration of the Stock Option (as defined below) with respect to such Stockholder's Owned Shares and (z) the closing of any exercise of such Stock Option (the "Term"), at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, each Stockholder shall vote its Owned Shares (i) in favor of the Merger and the Merger Agreement (as amended from time to time), (ii) against any proposal for a Third Party Acquisition and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company, any change in the present capitalization of the Company or any amendment to the Company's Restated Articles of Incorporation or By-Laws, any other material change in the Company's corporate structure or business, or any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Purchaser or its nominees to vote such Owned Shares directly.

    SECTION 1.2 NO INCONSISTENT ARRANGEMENTS. Except as contemplated by this Agreement and the Merger Agreement, each Stockholder shall not during the Term
(i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of such Stockholder's Owned Shares or any interest therein, or create or, except as set forth on Schedule 1.2 hereto, permit to exist any Encumbrance (as defined below) on such Owned Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Owned Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Owned Shares, (iv) deposit such Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Owned Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

    SECTION 1.3 PROXY. Each Stockholder hereby revokes any and all prior proxies or powers-of-attorney in respect of any of such Stockholder's Owned Shares and constitutes and appoints Purchaser and Parent, or any nominee of Purchaser and Parent, with full power of substitution and resubstitution, at any time during the Term, as its true and lawful attorney and proxy (its "Proxy"), for and in its name, place and stead, to demand that the Secretary of the Company call a special meeting of the stockholders of the Company for the purpose of considering any matter referred to in Section 1.1 (if permitted under the Company's Restated Articles of Incorporation or By-Laws) and to vote each of such Owned Shares as its Proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Company, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that the Washington Business Corporation Act may permit or require as provided in Section 1.1.

    THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM.

    SECTION 1.4 WAIVER OF DISSENTERS' RIGHTS. Each Stockholder hereby waives any rights to dissent from the Merger.

    SECTION 1.5 STOP TRANSFER. Each Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Owned Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Article III hereof).

    SECTION 1.6 NO SOLICITATION. During the Term, each Stockholder shall not, nor shall it permit or authorize any of its officers, directors, employees, agents or representatives (collectively, the "Representatives") to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any proposal for a Third Party Acquisition, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any proposal for a Third Party Acquisition or (iii) enter into any agreement with respect to any proposal for a Third Party Acquisition or approve or resolve to approve any proposal for a Third Party Acquisition. Upon execution of this Agreement, each Stockholder shall, and it shall cause its Representatives to, immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Each Stockholder will promptly notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by such

Stockholder, and each Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive (and will promptly provide to Parent copies of any written materials received by it in connection with such proposal, discussion, negotiation or inquiry) and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation.

    SECTION 1.7 TREATMENT OF PREFERRED SHARES. Salter Family Partners, Ltd. (the "Preferred Stockholder") hereby agrees to accept in the Merger in exchange for its Preferred Shares the consideration provided for in Section 1.8(c) of the Merger Agreement. The Preferred Stockholder hereby expressly waives any rights it may have under the Washington Business Corporation Act or the Company's Restated Articles of Incorporation to receive any other or different consideration in the Merger with respect to its Preferred Shares than the merger consideration provided for in Section 1.8(c) of the Merger Agreement.

                                  ARTICLE II.
                                   DISCLOSURE

    SECTION 2.1 DISCLOSURE. Each Stockholder hereby authorizes Parent and Purchaser to publish and disclose in the Proxy Statement (including all documents and schedules filed with the SEC), its identity and ownership of the Shares and the Preferred Shares and the nature of its commitments, arrangements and understandings under this Agreement.

                                  ARTICLE III.
                                     OPTION

    SECTION 3.1 GRANT OF OPTION. In order to induce Parent and Purchaser to enter into the Merger Agreement, each Stockholder hereby grants to Parent or Purchaser, as Parent may designate (the "Optionee"), an irrevocable option (each such option, a "Stock Option") to purchase all, but not less than all, of such Stockholder's Owned Shares at a purchase price per share equal to the higher of
(i) $1.00 and, (ii) if the Merger is consummated, an amount in cash equal to the fair market value of the Common Merger Consideration or the Preferred Merger Consideration, as applicable, otherwise issuable in the Merger in respect of their Owned Shares.

    SECTION 3.2 RIGHT TO EXERCISE. Each Stock Option may be exercised by the Optionee if the Merger Agreement becomes terminable under circumstances that would entitle Parent to receive payment pursuant to Section 7.3(a) of the Merger Agreement.

    SECTION 3.3 CONDITIONS. Each Stock Option (i) shall become exercisable, in whole but not in part, on the date on which the event referred to in Section 3.2 shall occur or, if later, the date on which (A) all waiting periods under the HSR Act required for the purchase of the Owned Shares upon such exercise shall have expired or been waived and all approvals of and consents to such purchase required under applicable foreign antitrust and competition laws shall have been obtained and be in full force and effect and (B) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of such Stock Option pursuant to this Agreement, and (ii) shall remain exercisable until the date which is ninety (90) days following the first such date on which such Stock Option becomes exercisable.

    SECTION 3.4 PAYMENT AND DELIVERY. If the Optionee wishes to exercise a Stock Option it shall, prior to the expiration thereof, send a written notice to Stockholder identifying the time and place for the closing of such purchase at least three but not more than ten (10) business days prior to such closing (the "EXERCISE NOTICE"). On the date of such closing, Parent shall deliver the Exercise Price multiplied by the total number of Owned Shares being acquired against delivery by Stockholders of all certificates representing such Owned Shares, duly endorsed or accompanied by appropriate instruments of transfer. Upon such delivery by the Stockholders, good and valid title to such Owned Shares shall pass to and unconditionally vest in Purchaser, free and clear of all Encumbrances whatsoever.

    SECTION 3.5 EQUITY ELECTION. Each Stockholder will have the right to elect to receive the option consideration provided for on exercise of the Stock Option pursuant to Section 3.1 in shares of Parent Common Stock. In the event that Parent elects to exercise the Stock Option, any Stockholder desiring to receive the option consideration in shares of Parent Common Stock shall so notify Parent in writing within two (2) business days after receipt of the Exercise Notice, in which event (i) such Stockholder will be entitled to receive on exercise of the Stock Option a number of shares of Parent Common Stock having a value (based on the average closing price of one share of Parent Common Stock as reported on the NYSE Composite Transactions reporting system during the five trading days immediately preceding the date of the Exercise Notice) equal to the option consideration otherwise payable to such Stockholder pursuant to Section 3.1 and
(ii) the closing of the purchase of such Stockholder's Owned Shares will be delayed until such time as Parent has obtained all necessary registrations, permits and/or approvals under federal and state securities laws (or has become satisfied that valid exemptions from such registration, permit or approval requirements have been obtained) with respect to the issuance of shares of Parent Common Stock in such transaction.

                                  ARTICLE IV.
               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

    Each Stockholder hereby represents and warrants to Parent and Purchaser as follows:

    SECTION 4.1 DUE AUTHORIZATION, ETC. Such Stockholder has all requisite power and authority to execute, deliver and perform this Agreement, to appoint Purchaser and Parent as its Proxy and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the appointment of Purchaser and Parent as Stockholder's Proxy and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Stockholder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding for such remedy may be brought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is trustee whose consent is required for the execution and delivery of this Agreement of the consummation by such Stockholder of the transactions contemplated hereby.

    SECTION 4.2  NO CONFLICTS; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any trust agreement or other similar documents relating to any trust of which such Stockholder is trustee, (ii) conflict with or violate any law applicable to such Stockholder or by which such Stockholder or any of such Stockholder's properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any assets of such Stockholder, including, without limitation, such Stockholder's Owned Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's assets is bound or affected, except, in the case of clauses

(ii) and (iii), for any such breaches, defaults or other occurrences that would not prevent or delay the performance by such Stockholder of such Stockholder's obligations under this Agreement.

    (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the HSR Act or approvals or consents required under applicable foreign antitrust or competition laws or the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder's obligations under this Agreement.

    SECTION 4.3 TITLE TO SHARES. Such Stockholder is the sole record and beneficial owner of its Owned Shares, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind ("Encumbrances"), other than as set forth on Schedule
1.2 hereto and other than restrictions imposed by the securities laws or pursuant to this Agreement and the Merger Agreement.

    SECTION 4.4 NO FINDER'S FEES. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder. Such Stockholder, on behalf of itself and its affiliates, hereby acknowledges that it is not entitled to receive any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement.

                                   ARTICLE V.
                       REPRESENTATIONS AND WARRANTIES OF
                              PARENT AND PURCHASER

    Parent and Purchaser hereby, jointly and severally, represent and warrant to the Stockholders as follows:

    SECTION 5.1 DUE ORGANIZATION, AUTHORIZATION, ETC. Purchaser and Parent are duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation. Purchaser and Parent have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of Purchaser and Parent have been duly authorized by all necessary corporate action on the part of Purchaser and Parent, respectively. This Agreement has been duly executed and delivered by each of Purchaser and Parent and constitutes a legal, valid and binding obligation of each of Purchaser and Parent, enforceable against Purchaser and Parent in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding for such remedy may be brought.

    SECTION 5.2 INVESTMENT INTENT. The Optionee is acquiring each Stock Option and, if and when it exercises such Stock Option, will be acquiring the Owned Shares purchased upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

                                  ARTICLE VI.
                                 MISCELLANEOUS

    SECTION 6.1 DEFINITIONS. Terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement.

    SECTION 6.2 TERMINATION. This Agreement shall terminate and be of no further force and effect (i) by the written mutual consent of the parties hereto or (ii) automatically and without any required action of the parties hereto upon the Effective Time. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

    SECTION 6.3 FURTHER ASSURANCE. From time to time, at another party's request and without consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transaction contemplated by this Agreement.

    SECTION 6.4 CERTAIN EVENTS. Each Stockholder agrees that this Agreement and such Stockholder's obligations hereunder shall attach to such Stockholder's Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators, or successors. Notwithstanding any transfer of Owned Shares, the transferor shall remain liable for the performance of all its obligations under this Agreement.

    SECTION 6.5 NO WAIVER. The failure of any party hereto to exercise any right, power, or remedy provided under this agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    SECTION 6.6 SPECIFIC PERFORMANCE. Each Stockholder acknowledges that if such Stockholder fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to Parent and Purchaser for which money damages would not be an adequate remedy. In such event, each Stockholder agrees that each of Parent and Purchaser shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if Parent or Purchaser should institute an action or proceeding seeking specific enforcement of the provisions hereof, each Stockholder hereby waives the claim or defense that Parent or Purchaser, as the case may be, has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

    SECTION 6.7 NOTICE. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered or sent by facsimile if delivered personally or by facsimile, and (ii) on the third business day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a)        If to Parent or Purchaser:     K2 Inc.
                                          4900 South Eastern Avenue
                                          Suite 200
                                          Los Angeles, CA 90040
                                          Telecopier: (323) 724-0470
                                          Attention: Richard M. Rodstein

           with a copy to:                Gibson, Dunn & Crutcher LLP
                                          333 South Grand Avenue
                                          Los Angeles, CA 90071
                                          Telecopier: 213-229-6159
                                          Attention: Andrew E. Bogen

(b) If to a Stockholder, at the address set forth below such Stockholder's name on Schedule I hereto.

    SECTION 6.8 EXPENSES. Except as otherwise expressly set forth herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

    SECTION 6.9 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    SECTION 6.10 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

    SECTION 6.11 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement constitutes the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

    SECTION 6.12 ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

    SECTION 6.13 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington applicable to contracts executed in and to be performed entirely within that State.

    SECTION 6.14 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 6.15 WAIVER. Any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and
(c) waive compliance by the other parties hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

    SECTION 6.16 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

    IN WITNESS WHEREOF, Purchaser and the Stockholders have caused this Agreement to be executed as of the date first written above.

                                            K2 INC.

                                            By:__/s/ John J. Rangel_____________
                                            Name:__John J. Rangel_______________
                                            Title:__Senior Vice
                                            President--Finance__________________

                                            KT ACQUISITION, INC.

                                            By:__John J. Rangel_________________
                                            Name:__John J. Rangel_______________
                                            Title:__Senior Vice
                                            President--Finance__________________

                                            JAMES J. SALTER

                                            By:__/s/ James J. Salter____________

                                            MARK M. SALTER

                                            By:__/s/ Mark M. Salter_____________

                                            SALTER FAMILY PARTNERS, LTD.

                                            By:__/s/ Mark M. Salter_____________
                                            Name:__Mark M. Salter_______________
                                            Title:__General Partner_____________

                                            CORY J. HECHLER

                                            By:__/s/ Cory J. Hechler____________

                                            ROGER B. MADISON, JR.

                                            By:__/s/ Roger B. Madison, Jr.______

                                            ROBIN HERNREICH

                                            By:__/s/ Robin Hernreich____________

                                            ROBERT F. MARCOVITCH

                                            By:__/s/ Robert F. Marcovitch_______

                                   SCHEDULE I

                                                                                          NUMBER OF SHARES
                                                                                         BENEFICIALLY OWNED
                                                                                   ------------------------------
                                                                                                      SERIES A
                                                                                                     PREFERRED
                         NAME AND ADDRESS OF STOCKHOLDER                            COMMON STOCK       STOCK
---------------------------------------------------------------------------------  --------------  --------------
James J. Salter .................................................................        588,000
  25 Vanley Crescent
  North York, On M3J2B7

Mark M. Salter ..................................................................         56,000(1)
  1900 W. Loop South, #550
  Houston, TX 77027

Salter Family Partners, Ltd. ....................................................        835,000        200,000
  c/o Mark M. Salter
  1900 W. Loop South, #550
  Houston, TX 77027

Cory J. Hechler .................................................................        339,000
  c/o Ride, Inc.
  8160 304th Avenue, Southeast
  Preston, WA 98050

Roger B. Madison, Jr. ...........................................................        207,228
  22229 NE 140th Way
  Woodinville, WA 98072

Robin Hernreich .................................................................          6,510
  Remenov & Co. Inc.
  P.O. Box 1888
  Edwards, CO 81632

Robert F. Marcovitch ............................................................         10,534
  c/o Ride, Inc.
  8160 304th Avenue, Southeast
  Preston, WA 98050

Totals...........................................................................      2,042,272        200,000

------------------------

(1) Malter Salter beneficially owns (i) 835,000 shares held by Salter Family Partners, Ltd., a limited partnership of which Mark Salter and his wife are the sole general partners, with shared voting and investment control (which shares are included in the line item for Salter Family Partners, Ltd.); (ii) 6,000 shares held by Mark Salter as custodian for his three minor children, for which Mr. Salter disclaims beneficial ownership; and (iii) 50,000 shares in his own name.

                                   APPENDIX F
                       CHAPTER 23B.13 DISSENTERS' RIGHTS

23B.13.010. DEFINITIONS

    As used in this chapter:

(1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) "Fair value," with respect to a dissenters' shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020. RIGHT TO DISSENT

    (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

        (a) Consummation of a plan of merger to which the corporation is a party
    (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

        (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

        (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

        (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

        (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through

25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

    (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

        (a) The proposed corporate action is abandoned or rescinded;

        (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

        (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

    (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

    (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

        (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

        (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200. NOTICE OF DISSENTERS' RIGHTS

    (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

    (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

23B.13.210. NOTICE OF INTENT TO DEMAND PAYMENT

    (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

    (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220. DISSENTERS' NOTICE

    (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

    (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

        (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

        (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

        (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

        (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

        (e) Be accompanied by a copy of this chapter.

23B.13.230. DUTY TO DEMAND PAYMENT

    (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

    (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

    (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

23B.13.240. SHARE RESTRICTIONS

    (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

    (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250. PAYMENT

    (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

    (2) The payment must be accompanied by:

        (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

        (b) An explanation of how the corporation estimated the fair value of the shares;

        (c) An explanation of how the interest was calculated;

        (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

        (e) A copy of this chapter.

23B.13.260. FAILURE TO TAKE ACTION

    (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

    (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270 AFTER-ACQUIRED SHARES

    (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

    (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

    (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

        (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

        (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

        (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

    (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B.13.300. COURT ACTION

    (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

    (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

    (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    (6) Each dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310. COURT COSTS AND COUNSEL FEES

    (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

    (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

        (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

        (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

    (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Article 18 of the Registrant's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its officers and directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Certificate provides that: (a) the Registrant is required to indemnify its directors, officers and employees and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (b) the Registrant is required to advance expenses, as incurred to such directors, officers and employees in connection with defending a proceeding; (c) the rights conferred in the Certificate are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; and (d) the Registrant may maintain director and officer liability insurance.

    [The Registrant's policy is to enter into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Certificate, as well as additional procedural protections. The Registrant also maintains a limited amount of director and officer insurance. The indemnity agreements entered into between the Registrant and its officers or directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liability arising under the Securities Act.]

ITEM 21. EXHIBITS

    See the Exhibit Index attached to this Registration Statement and incorporated by reference.

ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes: that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is
incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (c) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein that was not the subject of and included in the registration statement when it became effective.

    (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directorofficer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on August 9, 1999.

                                K2 INC.

                                By:           /s/ RICHARD M. RODSTEIN
                                     -----------------------------------------
                                                Richard M. Rodstein
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                      DIRECTOR

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Richard M. Rodstein and John J. Rangel, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
   /s/ RICHARD M. RODSTEIN        Officer and Director
------------------------------    (Principal Executive        August 9, 1999
     Richard M. Rodstein          Officer)

                                Senior Vice President -
      /s/ JOHN J. RANGEL          Finance (Principal
------------------------------    Financial and Accounting    August 9, 1999
        John J. Rangel            Officer)

      /s/ B. I. FORESTER
------------------------------  Director, Chairman of the     August 9, 1999
        B. I. Forester            Board

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ SUSAN E. ENGEL
------------------------------  Director                      August 9, 1999
        Susan E. Engel

    /s/ JERRY E. GOLDRESS
------------------------------  Director                      August 9, 1999
      Jerry E. Goldress

 /s/ WILFORD D. GODBOLD, JR.
------------------------------  Director                      August 9, 1999
   Wilford D. Godbold, Jr.

    /s/ RICHARD J. HECKMAN
------------------------------  Director                      August 9, 1999
      Richard J. Heckman

     /s/ STEWART M. KASEN
------------------------------  Director                      August 9, 1999
       Stewart M. Kasen

    /s/ JOHN H. OFFERMANS
------------------------------  Director                      August 9, 1999
      John H. Offermans

  /s/ ALFRED E. OSBORNE, JR.
------------------------------  Director                      August 9, 1999
    Alfred E. Osborne, Jr.

                                 EXHIBIT INDEX

                                                                                                       SEQUENTIALLY
 EXHIBIT                                                                                                 NUMBERED
 NUMBER                                           DESCRIPTION                                              PAGE
---------  -----------------------------------------------------------------------------------------  --------------

2          Agreement and Plan of Merger, dated as of July 22, 1999, among K2 Inc., Ride, Inc. and KT
             Acquisition, Inc., as set forth in Appendix A to the proxy statement/prospectus covering the common stock to be issued in connection with the proposed acquisition of
             Ride, Inc.

3(a)(i)    Restated Certificate of Incorporation dated May 4, 1989, filed as Exhibit (3)(a) to Form
             10-K for the year ended December 31, 1989 and incorporated herein by reference.

3(a)(ii)   Certificate of Amendment of Restated Certificate of Incorporation dated May 31, 1995, filed as Exhibit 3(a)(ii) to Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

3(a)(iii)  Certificate of Amendment of Restated Certificate of Incorporation, filed as Exhibit 3(i)
             to Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference.

3(b)       By-Laws of K2 Inc., as amended and restated, filed as Exhibit 3 to Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference.

4(a)       Rights Agreement dated August 10, 1989 between the Company and Harris Trust Company, filed as Item 6, Exhibit (a) to Form 10-Q for the quarter ended September 30, 1989 and incorporated herein by reference.

4(b)       Amendment No. 1 to Rights Agreement dated as of December 31, 1997 between K2 Inc. and
             Harris Trust Company of New York, filed as Exhibit 2 to Form 8A/A dated January 20,
             1998 and incorporated herein by reference.

5          Opinion of Gibson, Dunn & Crutcher LLP

8          Tax Opinion of Gibson, Dunn & Crutcher LLP relating to K2 Inc. and KT Acquisition, Inc.

10         Binding and Apparel Agreement

21         Subsidiaries of the Registrant

23(a)      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5(a))

23(b)      Consent of Ernst & Young LLP, Los Angeles, California

23(c)      Consent of Ernst & Young LLP, Seattle, Washington

24         Power of Attorney (included on signature page)

99         Form of Proxy Card